As filed with the Securities and Exchange Commission on July 14, 2023
Registration No. 333-269738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

HUT 8 CORP.

Delaware (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	92-2056803 (IRS Employer Identification No.)
c/o U.S Data Mining Group, Inc.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
Phone: (650) 560-4753
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ryan J. Dzierniejko June S. Dipchand Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Curtis Cusinato Matthew Hunt Bennett Jones LLP 3400 One First Canadian Place Toronto, ON M5X 1A4 (416) 863-1200	Aniss Amdiss Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp. 24 Duncan Street, Suite 500 Toronto, ON M5V 2B8 (647) 256-1992	Daniella G. Silberstein Raffael M. Fiumara Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, FL 33131 (305) 579-0500	Amanda Linett Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, M5L 1B9 (416) 869-5500
Approximate date of commencement of proposed sale of the securities to the public:   As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed prospectus.
If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated file” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule I3e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not distribute or issue the securities being registered pursuant to the registration statement (of which this preliminary prospectus forms a part) until the registration statement, as filed with the Securities and Exchange Commission, is effective. This preliminary prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY 14, 2023
44,231,514 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
TO BE ISSUED IN CONNECTION WITH THE PROPOSED MERGER OF U.S. DATA MINING GROUP, INC. AND MERGER SUB, A WHOLLY-OWNED SUBSIDIARY OF HUT 8 CORP.
This prospectus of Hut 8 Corp., a Delaware corporation (“New Hut,” “us” or “we”), relates to shares of New Hut common stock, par value $0.01 per share (“New Hut common stock” or “New Hut Shares”), to be issued to the holders of capital stock of U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US BITCOIN” (“USBTC”), as provided for by a Business Combination Agreement dated February 6, 2023, by and among Hut 8 Mining Corp., a corporation existing under the laws of British Columbia (“Hut 8”), USBTC and New Hut (the “Business Combination Agreement”). A copy of the Business Combination Agreement and the plan of arrangement (“Plan of Arrangement”) is attached as an exhibit to the registration statement on Form S-4 (the “Registration Statement”) of which this prospectus forms a part.
Pursuant to the Business Combination Agreement, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc. (“Hut 8 Holdings”), a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock (the “Hut 8 Share Exchange”), which will effectively result in a consolidation of the common shares of Hut 8 (the “Hut Shares”) on a five to one (5 to 1) basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut (“Merger Sub”) will merge with and into USBTC, with each share of Series A preferred stock of USBTC, $0.00001 par value per share (“Series A Preferred”), Series B preferred stock of USBTC, $0.00001 par value per share (“Series B Preferred”), Series B-1 preferred stock of USBTC, $0.00001 par value per share (“Series B-1 Preferred”) and common stock of USBTC, $0.00001 par value per share (“USBTC common stock”), being exchanged for 0.6716 of a share of New Hut common stock in a merger executed in accordance with the relevant provisions of the Nevada Revised Statutes (the “NRS”), as amended (the “Merger,” and together with the Arrangement, the “Business Combination”). The shares of New Hut common stock issued to shareholders of Hut 8 (the “Hut 8 shareholders”) under the Arrangement will be issued pursuant to an exemption from registration under Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on the Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
New Hut is an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and applicable rules of the United States Securities and Exchange Commission (“SEC”), and therefore is eligible to rely on reduced public company reporting requirements.
This is not a proxy statement. We are not asking you for a proxy and you are requested not to send us a proxy.
We encourage you to carefully read this prospectus and the documents incorporated by reference in this prospectus in their entirety, including the section titled “Risk Factors” beginning on page 26 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADDITIONAL INFORMATION
This prospectus incorporates by reference important business and financial information about Hut 8 from other documents that may not be included in or delivered with this prospectus. For a listing of the documents incorporated by reference into this prospectus, see the section entitled “Where You Can Find Additional Information.” You can obtain the documents incorporated by reference into this prospectus through Hut 8’s profile on the SEC website at www.sec.gov and also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Copies of the documents incorporated by reference into this prospectus may also be obtained on request without charge from the Corporate Secretary of Hut 8 at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, by telephone at 647-256-1992.
As a result of registering the securities offered hereby, New Hut will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. Reports and other information that will be filed by New Hut will be available at the SEC website at www.sec.gov.
IMPORTANT NOTE ABOUT THIS PROSPECTUS
This document, which forms part of a Registration Statement filed with the SEC by New Hut (File No. 333-269738), constitutes a prospectus of New Hut under Section 5 of the Securities Act with respect to the shares of New Hut common stock to be issued to USBTC stockholders (as defined herein) pursuant to the Merger.
All information concerning Hut 8 contained in this prospectus has been furnished by Hut 8 and all information concerning USBTC contained in this prospectus has been furnished by USBTC. Hut 8 does not have independent knowledge of the matters set forth herein regarding USBTC or its subsidiaries, and USBTC does not have independent knowledge of the matters set forth herein regarding Hut 8 or its subsidiaries.
You should rely only on the information contained in or incorporated by reference into this prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is not lawful to make any such offer or solicitation.
This prospectus is dated                , 2023, and you should not assume that the information contained in this prospectus is accurate as of any date other than such date. Neither the delivery of this prospectus nor the issuance by New Hut of shares of New Hut common stock registered hereunder shall, under any circumstances, create any implication that there has been no change in the assets, properties or affairs of New Hut, Hut 8 or USBTC since such date or that the information contained herein is correct as of any time subsequent to such date.
CURRENCY AND EXCHANGE RATE DATA
Unless otherwise specified, currency amounts referenced in this prospectus are in U.S. dollars. References to “$” or “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, of one U.S. dollar in exchange for Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	Three Months Ended March 31,		Year ended December 31,
	2022	2021	2022	2021
High	$1.2867	$1.2828	$1.3856	$1.2942
Low	$1.2470	$1.2455	$1.2451	$1.2040
Average	$1.2662	$1.2660	$1.3011	$1.2535
Period-End	$1.496	$1.2575	$1.3544	$1.2678

i

ii

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following questions and answers briefly address some questions that you, as a securityholder of USBTC, may have regarding the Business Combination. These questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read this prospectus in its entirety. Additional important information is also contained in the documents incorporated by reference in and the exhibits to the Registration Statement of which this prospectus forms a part. You should pay special attention to the “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 24 of this prospectus and to the “Risk Factors” beginning on page 26 of this prospectus.
Why am I receiving this prospectus?
New Hut is providing this prospectus to the USBTC stockholders (the “USBTC stockholders”) because New Hut has entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into USBTC, with each share of Series A Preferred, Series B Preferred, Series B-1 Preferred and USBTC common stock being exchanged for 0.6716 of a share of New Hut common stock in a merger executed in accordance with the relevant provisions of the NRS. As a result of the Merger, USBTC will become a wholly-owned subsidiary of New Hut. Pursuant to the Registration Statement of which this prospectus forms a part, New Hut is registering shares of New Hut common stock issuable to USBTC stockholders upon the consummation of the Business Combination (the “Closing”), in accordance with the Business Combination Agreement. Applicable requirements of the federal securities laws require New Hut to provide you with information regarding the Business Combination. This prospectus contains important information about the Business Combination, the Business Combination Agreement, and certain related matters, and you should read this prospectus carefully. However, please be aware that this prospectus is not a proxy statement or notice of meeting and that we are not asking you for a proxy and you are requested not to send us a proxy.
The Merger must be approved by at least (i) a majority of the voting power of the outstanding USBTC capital stock, voting together as a single class on an as-converted basis, and (ii) separately, the holders of a majority of the outstanding shares of the Series A Preferred (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC (“JHS”) (the “USBTC Stockholder Approval”). Following the effectiveness of the Registration Statement of which this prospectus forms a part, USBTC intends to solicit the USBTC Stockholder Approval by way of a written consent of the USBTC stockholders (the “USBTC Consent”).
The Arrangement will require the approval of at least 66 2∕3% of the votes cast by the Hut 8 shareholders present in person or represented by proxy at a special meeting of Hut 8 shareholders held for the purpose of approving the Business Combination and the transactions contemplated thereby (the “Hut 8 Meeting”). Securityholders of USBTC will not be required to vote on or approve the Arrangement.
Why are the two companies proposing the Business Combination?
The Business Combination is expected to create a strengthened player in the digital asset mining, hosting, managed infrastructure operations, high performance computing and enterprise infrastructure as a service space with strong financial and operating metrics. New Hut will be led by a combined board of directors and management team of Bitcoin miners, energy experts, and business leaders, bringing together the powerful cultures, strengths, and capabilities of both Hut 8 and USBTC.
Key strategic advantages of the Business Combination include:
A strengthened financial position and flexibility
New Hut aims to benefit from a combined balance sheet with greater financial stability, which is expected to strengthen New Hut’s ability to navigate market cycles and increases New Hut’s flexibility to grow and invest in new opportunities. New Hut anticipates being included in new stock indexes and improved access to capital given its increased scale and new U.S. headquarters.

New Hut is expected to benefit from a combined installed self-mining capacity of 7.5 exahashes per second (“EH/s”) and 253 megawatts (“MW”) of total energy currently available from six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska; Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the joint venture (the “King Mountain JV”) in which USBTC has a 50% membership interest alongside NextEra Energy, Inc. (“NextEra”).
An accelerated diversification strategy for New Hut
New Hut is expected to have an enhanced revenue profile from distinct business lines. New Hut is expected to generate monthly recurring revenue from: hosting services denominated in fiat from existing long-term clients, managed infrastructure operations for Bitcoin mining sites looking to maximize the potential of their facilities, hardware equipment sales to customers, and the MicroBT-certified repair center business serving customers across North America and Northern Europe.
Maintaining commitment to advancing the high performance computing traditional data center business
New Hut will be committed to the continued advancement of the high performance computing business, which continues to be a key focus of New Hut’s diversified strategy and is expected to generate monthly recurring revenue from approximately 370 North American customers.
A strengthened, proven and trusted senior leadership team and board of directors with a track record of value creation
The combined New Hut executive team will lead approximately 210 team members to deliver on the existing and proven strategy of growing long-term sustainable operations.
A growing pipeline of opportunities
New Hut will benefit from a strong pipeline of growth opportunities at existing, greenfield and brownfield sites.
Enhancing New Hut’s position in one of the world’s high-potential Bitcoin mining regions
The Business Combination looks to solidify New Hut as a Bitcoin mining entity with operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.
Advancing commitment to driving improvements across all ESG metrics
The Business Combination will improve New Hut’s overall energy mix to include wind, hydro and nuclear sources solidifying the Hut 8 and USBTC team’s commitment and focus on ESG goals.
Improving New Hut’s energy expertise and hedging capabilities
The USBTC team will bring significant leadership in energy origination, development, demand response, hedging, grid stabilization and analytics to New Hut, which will enhance New Hut’s ability to better plan around stable and predictable energy usage and mitigate fluctuating prices across markets.
To review the reasons for the Business Combination in greater detail, see the sections titled “The Business Combination — The Hut 8 Board’s Reasons for the Business Combination” and “The Business Combination — The USBTC Board’s Reasons for the Business Combination” beginning on pages 86 and 87, respectively, of this prospectus.
What will USBTC stockholders and Hut 8 securityholders receive in the Business Combination?
Pursuant to the terms of the Business Combination Agreement, each share of Series A Preferred, Series B Preferred, Series B-1 Preferred and USBTC common stock will be exchanged for 0.6716 of a share of New Hut common stock (the “USBTC Exchange Ratio”). In addition, each option to purchase USBTC common stock (a “USBTC Option”) outstanding immediately prior to Closing shall automatically be exchanged for an option (each, a “USBTC Replacement Option”) entitling the holder to purchase that number of shares of New Hut common stock equal to the product obtained when the number of shares of USBTC common stock subject to such USBTC Option immediately prior to the Closing is multiplied by the USBTC Exchange Ratio (rounded down to the nearest whole share), at an exercise price for each share of New Hut common stock that may be purchased under such USBTC Replacement Option equal to the quotient obtained when the exercise price per share of USBTC common stock, as of immediately prior to the Closing, under such exchanged USBTC Option is divided by the USBTC Exchange Ratio (rounded up to the nearest whole cent). See the section entitled “The Business Combination Agreement — Treatment of USBTC Securities,” beginning on page 115 of this prospectus.
In accordance with the Business Combination Agreement, pursuant to the Arrangement, each Hut 8 common share outstanding immediately prior to the effective time of the Arrangement (other than any such shares in respect of which a registered Hut 8 shareholder validly exercises dissent rights) will be exchanged for 0.2000 of a share of New Hut common stock (the “Hut 8 Exchange Ratio”). The Hut 8 Exchange Ratio effectively results in a consolidation of the existing Hut Shares on a five to one (5 to 1) basis.
In accordance with the Business Combination Agreement, pursuant to the Arrangement, each option to purchase Hut 8 common shares (a “Hut 8 Option”) outstanding immediately prior to the effective time of the Arrangement shall automatically be exchanged for an option (each, a “Hut 8 Replacement Option”) entitling the holder to purchase that number of shares of New Hut common stock equal to the product obtained when the number of Hut 8 common shares subject to such Hut 8 Options immediately prior to the effective time of the Arrangement is multiplied by the Hut 8 Exchange Ratio (rounded down to the nearest whole share), at an exercise price for each share of New Hut common stock that may be purchased under such Hut 8 Replacement Option equal to the quotient obtained when the exercise price per Hut 8 common share, as of immediately prior to the effective time of the Arrangement, under the applicable exchanged Hut 8 Option is divided by the Hut 8 Exchange Ratio (rounded up to the nearest whole cent).
In accordance with the Business Combination Agreement, pursuant to the Arrangement, the terms of each Hut 8 restricted share unit (each a “Hut 8 RSU”) outstanding immediately prior to the effective time of the Arrangement will be adjusted so that upon settlement each holder of a Hut 8 RSU shall be entitled to receive either (i) a cash payment equal to the product of the market value of a share of New Hut common stock and the Hut 8 Exchange Ratio, (ii) that number of shares of New Hut common stock equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and shares of New Hut common stock.
In accordance with the Business Combination Agreement, pursuant to the Arrangement, the terms of each Hut 8 deferred share unit (each a “Hut 8 DSU”) outstanding immediately prior to the effective time of the Arrangement will be adjusted so that upon settlement each holder of a Hut 8 DSU shall be entitled to receive either (i) a cash payment equal to the product of the market value of a share of New Hut common stock and the Hut 8 Exchange Ratio, (ii) that number of shares of New Hut common stock equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and shares of New Hut common stock.
In accordance with the Business Combination Agreement, pursuant to the Arrangement, each holder of common share purchase warrants of Hut 8 issued on June 15, 2021 (each a “Hut 8 June 2021 Warrant”) shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut 8 June 2021 Warrant, in lieu of Hut 8 common shares to which such holder was theretofore entitled upon such exercise, that number of shares of New Hut common stock equal to the product obtained when the number of Hut 8 common shares subject to such Hut 8 June 2021 Warrant immediately prior to the effective time of the Arrangement is multiplied by the Hut 8 Exchange Ratio, at an exercise price for each share of New Hut common stock equal to the quotient obtained when the exercise price per Hut 8 common share under such Hut 8 June 2021 Warrant is divided by the Hut 8 Exchange Ratio (provided that (A) no fractional share of New Hut common stock will be issued upon any particular exercise of Hut 8 June 2021 Warrants, and the aggregate number of shares of New Hut common stock to be issued upon exercise by a holder of one or more Hut 8 June 2021 Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut 8 June 2021 Warrants shall be rounded up to the nearest whole cent).
In accordance with the Business Combination Agreement, pursuant to the Arrangement, each holder of warrants to acquire Hut 8 common shares issued by Hut 8 on June 15, 2021 and expiring on June 15, 2023, and warrants to acquire Hut 8 common shares issued by Hut 8 on September 17, 2021 and expiring on September 17, 2026 (together, “Hut 8 Compensation Warrants”) shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut 8 Compensation Warrant, in lieu of Hut 8 common shares to which such holder was entitled upon such exercise, that number of shares of New Hut common stock equal to the product obtained when the number of Hut common shares subject to such Hut 8 Compensation Warrant immediately prior to the effective time of the Arrangement is multiplied by the Hut 8 Exchange Ratio, at an exercise price for each share of New Hut common stock equal to the quotient obtained when the exercise price per Hut 8 common share under the former Hut 8 Compensation Warrant is divided by the Hut 8 Exchange Ratio (provided that (A) no fractional share of New Hut common stock will be issued upon any particular exercise of Hut 8 Compensation Warrants, and the aggregate number of shares of New Hut common stock to be issued upon exercise by a holder of one or more Hut 8 Compensation Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut 8 Compensation Warrants shall be rounded up to the nearest whole cent). For more information, please see “The Business Combination Agreement — Treatment of Hut Securities; Plan of Arrangement,” beginning on page 113 of this prospectus.
As a result of the Business Combination, Hut 8 shareholders and USBTC stockholders will each own, as a group, approximately 50% of the common stock of New Hut, with New Hut having an expected approximately 88.5 million shares of its common stock outstanding, in each case on a fully-diluted in-the-money basis. The below chart illustrates the impact of the Hut 8 Exchange Ratio and the USBTC Exchange Ratio on a fully-diluted basis, assuming the exercise of all fully vested in-the-money derivative securities that were outstanding on July 12, 2023:

HUT 8

Common Shares/Capital Stock Outstanding
221,691,708

Fully Diluted In-the-Money Shares Outstanding
222,060,185

Exchange Ratio with New Hut
0.2000

New Hut Shares Outstanding Following the Transaction
44,412,037 (50%)

US BITCOIN CORP

Common Shares/Capital Stock Outstanding
65,755,911

Fully Diluted In-the-Money Shares Outstanding
67,519,924

Exchange Ratio with New Hut
0.6716

New Hut Shares Outstanding Following the Transaction
45,346,381 (50%)

What happens if the Business Combination is not completed?
If the Business Combination is not completed for any reason, USBTC stockholders will not receive any consideration for their USBTC securities, and neither USBTC nor Hut 8 will be acquired by New Hut. If the Business Combination Agreement is terminated under certain circumstances, Hut 8 may be required to pay USBTC a termination fee of US$10,000,000, as described under the section titled “The Business Combination Agreement — Termination” beginning on page 130 of this prospectus.
If I am a USBTC stockholder, how will I receive the consideration to which I will become entitled pursuant to the Business Combination Agreement?
Prior to the Closing, New Hut will appoint Computershare Investor Services Inc. (the “Depositary”) or another depositary mutually agreed to by Hut 8 and USBTC for purposes of exchanging certain consideration to be paid under the Business Combination Agreement.

After receipt by the Depositary of (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of USBTC certificates in exchange for the applicable consideration, if applicable and required, New Hut will cause the Depositary, following completion of the Business Combination, to issue the amount of shares of New Hut common stock that such USBTC stockholder has the right to receive pursuant to the Business Combination Agreement.
Are there any important risks related to the Business Combination or Hut 8’s or USBTC’s businesses of which I should be aware?
Yes, there are important risks related to the Business Combination and Hut 8’s, USBTC’s and the combined company’s businesses. We urge you to read carefully and in its entirety the section titled “Risk Factors” beginning on page 26 of this prospectus as well as the additional risk factors concerning Hut 8 that are incorporated into this prospectus by reference.
Are USBTC stockholders entitled to seek appraisal or dissenter’s rights?
Under applicable Nevada law, stockholders of a Nevada corporation may, subject to certain conditions, be entitled to dissent from a transaction and demand payment of the fair value of such stockholder’s securities in the event of certain corporate actions, including certain mergers. Under Nevada law, USBTC stockholders are entitled to dissenters’ rights if exercised in accordance with applicable law. For additional information, please see the sections titled “The Business Combination — USBTC Stockholder Appraisal and Dissenter’s Rights” and “Appraisal and Dissenter’s Rights” beginning on pages 108 and 241, respectively, of this prospectus.
Are Hut 8 Shareholders entitled to seek appraisal or dissenter’s rights?
Registered holders of Hut Shares may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement (each as defined herein), provided that the written objection to the special resolution approving the Arrangement to be adopted by Hut 8 shareholders at the Hut 8 Meeting (the “Arrangement Resolution”) must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Hut 8 Meeting. See the section entitled “The Business Combination Agreement — Dissenting Shares” beginning on page 115 of this prospectus.
What are the U.S. federal income tax consequences of the Merger to U.S. USBTC stockholders?
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Code. If the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, were to so qualify, then neither gain nor loss generally will be recognized by USBTC stockholders upon the exchange of USBTC common stock for New Hut common stock in the Merger. As discussed in more detail in the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the U.S. Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the parties’ position that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, qualify under Section 351(a) of the Code. Accordingly, if there is a final determination that the Merger is a taxable exchange for United States federal income tax purposes, then a USBTC stockholder that is a United States person that exchanges USBTC common stock in the Merger would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Merger Effective Time) of the New Hut common stock received and (ii) the holder’s adjusted tax basis in the USBTC common stock exchanged therefor. For a more complete discussion of the United States federal income tax consequences of the Merger, see the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136.
What are the conditions to the completion of the Business Combination?
Completion of the Business Combination is subject to certain closing conditions, including, but not limited to, the effectiveness of the Registration Statement, the Hut 8 Shareholder Approval, the USBTC Stockholder Approval, receipt of required regulatory approvals and satisfaction (or, to the extent permitted by applicable law, waiver) of other conditions to the consummation of the Business Combination contained in the Business Combination Agreement. For more information, see the section entitled “The Business Combination Agreement — Conditions to Completion of the Business Combination” beginning on page 128.
When is the Business Combination expected to be completed?
Hut 8 and USBTC currently expect the Business Combination to close in the second quarter of 2023, subject to the receipt of required court orders and regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Business Combination contained in the Business Combination Agreement. However, it is possible that factors outside the control of Hut 8 and USBTC could require Hut 8 and USBTC to complete the Business Combination at a later time or not complete the Business Combination at all.
Will the New Hut common stock issued to USBTC stockholders pursuant to the Business Combination be traded on an exchange?
Yes. It is a condition to completion of the Business Combination that the shares of New Hut common stock to be issued to Hut 8 shareholders and USBTC stockholders in the Business Combination be approved for listing on both Nasdaq and the TSX.
Who can help answer my questions?
If you are a USBTC stockholder and would like a copy of this prospectus, or if you have questions about the Business Combination or the other matters discussed in this document, you should submit a request in writing to the Corporate Secretary of USBTC at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131 or by telephone at (305) 224-6427.
Where can I find more information about Hut 8 and USBTC?
You can find more information about Hut 8 and USBTC from the various sources described under “Where You Can Find More Information” beginning on page 242 of this prospectus.

SUMMARY
This summary highlights selected information included in this prospectus and may not contain all of the information that is important to you. To better understand the Business Combination, you should carefully read this entire prospectus and its exhibits and the other documents referred to in this prospectus. Additional important information about Hut 8 is also contained in the exhibits to the Registration Statement of which this prospectus forms a part, and in the documents incorporated by reference into this prospectus. For a description of, and instructions as to how to obtain, this information, see the section titled “Where You Can Find More Information” beginning on page 242 of this prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.
Parties to the Business Combination Agreement
Hut 8
Hut 8 is a large innovation-focused digital asset miner, led by a team of business-building technologists, bullish on Bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has a high capacity rate and large inventory of self-mined Bitcoin. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market.
Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON M5V 2B8
Phone: (647) 256-1992
Hut 8’s common shares are listed on Nasdaq and the TSX under the symbol “HUT.”
For additional information about Hut 8, see the section titled “Information about Hut 8” beginning on page 139 of this prospectus.
USBTC
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates a Bitcoin mining facility in Niagara Falls, New York with access to approximately 50 MW of electricity (the “Alpha Site”). In December 2022, USBTC acquired from Compute North Member LLC (“CN Member”) their entire membership interest in TZRC LLC (“TZRC”), representing 50% of all issued and outstanding membership interests in the King Mountain JV with NextEra. The King Mountain JV owns a Bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity (the “Echo Site”). The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its US Mining Infrastructure Operations subsidiaries (“USMIO”). USMIO leads all aspects of site operations, including accounting, curtailment and customer relations if the site owner is also a hosting provider. The first site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity (the “Charlie Site”). The second site is located in Granbury, Texas and has access to approximately 300 MW of electricity (the “Delta Site”). The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity.

USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
USBTC was incorporated under the laws of the State of Nevada on December 4, 2020 under the name U.S. Data Group, Inc. USBTC changed its name to U.S. Data Mining Group, Inc. on December 15, 2020, and does business as “US BITCOIN CORP.”
U.S. Data Mining Group, Inc. dba US BITCOIN CORP.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
For additional information about USBTC, see the section titled “Information about USBTC” beginning on page 150 of this prospectus.
New Hut
New Hut is a corporation incorporated in the State of Delaware on January 27, 2023 for the purpose of effecting the Business Combination. To date, New Hut has not conducted any activities other than those incident to its formation, the execution of the Business Combination Agreement, the preparation of regulatory filings made in connection with the transactions contemplated by the Business Combination Agreement and other matters related to such transactions. After completion of the transactions contemplated by the Business Combination Agreement, New Hut will be the parent entity and successor corporation to Hut 8 and USBTC. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
New Hut is expected to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy currently available from six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska; Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.
Hut 8 Corp.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
For additional information about New Hut, see the section titled “Information about New Hut Upon Completion of the Business Combination” beginning on page 203 of this prospectus.
The Business Combination and the Business Combination Agreement
The terms and conditions of the Business Combination described below are contained in the Business Combination Agreement, which is attached to this document as an exhibit to the Registration Statement of which this prospectus forms a part and is incorporated by reference herein in its entirety. You are encouraged to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.
If the Arrangement Resolution is passed and all other conditions to closing of the Business Combination are satisfied, then pursuant to the Arrangement (i) Hut 8 and its wholly-owned subsidiary, Hut 8 Holdings, will be amalgamated by way of a short-form vertical amalgamation, with Hut Amalco having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the common shares in the capital of Hut Amalco (other than any shares in respect of which a registered Hut 8 shareholder has validly exercised dissent rights) will be exchanged for shares of New Hut common stock based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Sub will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, holders of USBTC capital stock will receive shares of New Hut common stock based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business

Combination, subject to the approval of Nasdaq and the TSX. Consequently, following the closing, New Hut stockholders are expected to be able to trade their New Hut common stock on either exchange, in either currency.
For more information, see the section titled “The Business Combination Agreement” beginning on page 110 of this prospectus.
Hut 8 Board’s Reasons for the Business Combination
At a meeting held on February 6, 2023, the Board of Directors of Hut 8 (the “Hut 8 Board”) unanimously determined that (i) the Business Combination was consistent with and in furtherance of the long-term business strategy of Hut 8 and in the best interests of Hut 8, and (ii) consummation of the Business Combination on the terms and conditions substantially as set forth in the Business Combination Agreement were advisable and in the best interests of Hut 8. In evaluating and ultimately approving the transactions contemplated by the Business Combination Agreement, the Hut 8 Board engaged in numerous discussions, including with Hut 8’s management and its financial and legal advisors, held meetings, received materials for review and consideration and considered a variety of alternatives available to the company. For additional information, please read the section titled “The Business Combination — The Hut 8 Board’s Reasons for the Business Combination” beginning on page 86 of this prospectus.
USBTC Board’s Reasons for the Business Combination
The Board of Directors of USBTC (the “USBTC Board”) has unanimously determined that the Business Combination Agreement, the Merger and the Business Combination are in the best interests of, and are fair to USBTC and the USBTC stockholders. In evaluating and ultimately approving the transactions contemplated by the Business Combination Agreement, the USBTC Board engaged in numerous discussions, including with USBTC’s management and its financial and legal advisors, held meetings, received materials for review and consideration and considered a variety of alternatives available to the company. For additional information, please read the section titled “The Business Combination — The USBTC Board’s Reasons for the Business Combination” beginning on page 87 of this prospectus.
Fairness Opinion of Stifel GMP
Hut 8 retained Stifel Nicolaus Canada Inc. (“Stifel GMP”) to act as its financial advisor in connection with the Business Combination. On February 6, 2023, Stifel GMP rendered its opinion to the Hut 8 Board to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications and other matters set forth therein, the USBTC Exchange Ratio was fair, from a financial point of view, to Hut 8.
The full text of Stifel GMP’s opinion, dated as of February 6, 2023, which describes the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken, is attached as an exhibit to the Registration Statement of which this prospectus forms a part. The summary of the Stifel GMP written opinion set forth herein is qualified in its entirety by reference to the full text of its written opinion. The holders of Hut 8 stock are urged to read the Stifel GMP opinion carefully and in its entirety. Stifel GMP provided its opinion for the information and assistance of the Hut 8 Board. The Stifel GMP opinion does not constitute a recommendation as to how the Hut 8 Board, Hut 8 shareholders or USBTC stockholders should vote or act with respect to the Business Combination.
For additional information, please read the section titled “The Business Combination — Fairness Opinion of Stifel GMP” beginning on page 88 of this prospectus.
Fairness Opinion of Kroll, LLC
On February 6, 2023, Kroll, LLC (“Duff & Phelps” or “Kroll”), operating through its Duff & Phelps Opinions Practice, rendered its oral opinion to the Hut 8 Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Duff & Phelps in connection with the preparation of its opinion, as of such date, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8.
The full text of Duff & Phelps’ opinion is included as an exhibit to the Registration Statement of which this prospectus forms a part and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps’ opinion in this prospectus is qualified in its entirety by reference to the full text of the opinion. Neither Duff & Phelps’ opinion nor the summary of its opinion and the related analyses set forth in this prospectus is intended to be or constitutes a recommendation to any shareholder of the Company as to how such holder should act with respect to the proposed Business Combination.
For additional information, please read the section titled “The Business Combination — Fairness Opinion of Kroll” beginning on page 92 of this prospectus.
No Solicitation of Alternative Transactions
Pursuant to the Business Combination Agreement, among other restrictions, Hut 8 and its subsidiaries shall not, directly or indirectly, do or authorize or permit any of its subsidiaries or representatives to do, any of the following:
•
solicit, initiate, encourage or otherwise knowingly facilitate any inquiries, proposals or offers relating to any acquisition proposal or that may reasonably be expected to constitute or lead to an acquisition proposal;

•
enter into, engage in, continue or otherwise participate in any discussions or negotiations with any party (other than USBTC) regarding any acquisition proposal;

•
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify of qualify, the board recommendation;

•
accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, approve, endorse or recommend, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an acquisition proposal;

•
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any acquisition proposal;

•
cause its representative to conduct any solicitation, encouragement, discussion, negotiation, or other activities with parties other than USBTC with respect any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an acquisition proposal; or

•
continue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of Hut 8 or its subsidiaries.

Hut 8 is required within two (2) business days of the date of the Business Combination Agreement to request and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding Hut 8 or any of its subsidiaries provided to any party other than USBTC who has entered into a confidentiality agreement or similar agreement with Hut 8 relating to an acquisition proposal and (ii) the destruction of all material including such confidential information regarding Hut 8 or any of its subsidiaries using commercially reasonable efforts to ensure compliance.
Hut 8 shall promptly notify USBTC, at first orally, and then within twenty-four (24) hours in writing, of any acquisition inquiry, proposal, offer or request, and shall provide USBTC with copies of all material received in respect of the proposal. Hut 8 shall keep USBTC reasonably informed of the status of material developments. For additional information, please read the section titled “The Business Combination Agreement — Solicitation” beginning on page 125 of this prospectus.
Regulatory Approvals
The parties are required to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that Hut 8 or USBTC may reasonably request, in connection with the Business Combination.
Specifically, Hut 8 and USBTC are required to make all applicable filings under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with the Business Combination by February 16, 2023 and neither the Antitrust Division of the United States Department of Justice nor the United States Federal Trade Commission (the “FTC”) shall object to the consummation of the Business

Combination. Hut 8 and USBTC filed the required notifications with the Antitrust Division and the FTC on February 8, 2023, and the waiting period expired on March 10, 2023. The expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act.
The Competition Act (Canada) (“Competition Act”) requires that certain classes of transactions be notified to the Canadian Commissioner of Competition (the “Commissioner”) (“Notifiable Transactions”). The Business Combination constitutes a Notifiable Transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that the Commissioner has not notified the parties that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If there is a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that the Commissioner does not, at such time, intend to challenge the transaction. Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if the Commissioner is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction. The parties applied to the Commissioner for an ARC or a “no-action” letter and a waiver under paragraph 113(c) of the Competition Act on February 13, 2023. On March 8, 2023, the Commissioner issued a “no-action” letter to Hut 8 in respect of the Business Combination. Receipt of the “no-action” letter constitutes Competition Act Approval under the Business Combination Agreement.
In connection with the Business Combination, the parties intend to deliver a notification and listing application to the TSX, and have submitted an application to Nasdaq, regarding the listing of New Hut common stock that will be registered pursuant to the Registration Statement and issued pursuant to the Arrangement.
Neither Hut 8 nor USBTC can provide assurance that any such regulatory approvals will not result in the delay or abandonment of the Business Combination. For additional information, please read the section titled “The Business Combination — Regulatory Approvals” beginning on page 106 of this prospectus.
Conditions to the Completion of the Business Combination
As more fully described in this prospectus and in the Business Combination Agreement, the obligations of Hut 8 and USBTC to complete the Business Combination are subject to the satisfaction of a number of conditions, including the following (among others):
•
the parties have obtained a final order (the “Final Order”) of the Supreme Court of British Columbia (the “Court”) approving the Arrangement under the BCBCA;

•
the parties have obtained the consents, authorizations, waivers, clearances, exemptions and approvals of any requisite governmental entity;

•
no law or order is in effect that makes the completion of the Business Combination illegal or otherwise prohibits or enjoins Hut 8 and USBTC, as applicable, from completing the Business Combination;

•
the required USBTC stockholder approvals and Hut 8 shareholder approvals have been received;

•
the Registration Statement has become effective;

•
the covenants, representations, and warranties of Hut 8 and USBTC in the Business Combination Agreement have not been breached, subject to certain limitations;

•
New Hut has complied with its obligations under the Business Combination Agreement;

•
approvals have been obtained to list shares of New Hut common stock on Nasdaq and the TSX;

•
holders of not more than 5% of the shares of USBTC common stock and holders of not more than 5% of the Hut Shares have exercised dissent rights, as applicable, subject to certain limitations;

•
the New Hut incentive plan has been made effective;

•
the amended New Hut organizational documents have been filed and become effective;

•
the executive employment agreements for New Hut have been executed in a manner satisfactory to Hut 8 and USBTC, as applicable; and

•
the absence of a material adverse effect as defined in the Business Combination Agreement, subject to certain limitations.

For additional information, please read the section titled “The Business Combination Agreement — Conditions to Completion of the Business Combination” beginning on page 128 of this prospectus.
Hut 8 Shareholder Approval
Unless varied by the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Hut 8 shareholders present in person or represented by proxy at the Hut 8 Meeting. The Arrangement Resolution must receive such shareholder approval in order for Hut 8 to seek the Final Order of the Court and implement the Arrangement.
For additional information, please read the section titled “The Business Combination — Hut 8 Shareholder Approval” beginning on page 106 of this prospectus.
USBTC Stockholder Approval
Pursuant to USBTC’s fourth amended and restated articles of incorporation (the “USBTC Articles”), the Merger must be approved by at least (i) a majority of the voting power of the outstanding USBTC capital stock, voting together as a single class on an as-converted basis, as applicable, and (ii) separately, the holders of a majority of the outstanding shares of the Series A Preferred (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS.
Following the effectiveness of the Registration Statement, of which this prospectus forms a part, USBTC intends to solicit the USBTC Stockholder Approval by way of a written consent of the USBTC stockholders.
USBTC cannot provide assurance that the USBTC Stockholder Approval will be obtained or will not result in the delay or abandonment of the Business Combination.
For additional information, please see the section titled “The Business Combination — USBTC Stockholder Approval” beginning on page 106 of this prospectus.
The Support Agreements
Hut 8 Support Agreements
In connection with Hut’s entry into the Business Combination Agreement, each member of the Hut 8 Board and each senior officer of Hut (the “Hut 8 Supporting Shareholders”) who holds Hut Shares entered into voting and support agreements (the “Hut 8 Support Agreements”) with USBTC to, among other things, (i) vote in favor of the Arrangement Resolution, and (ii) not, without having first obtained the prior written consent of USBTC, directly or indirectly, sell, transfer, grant a security interest in or otherwise dispose of any right or interest in their Hut Shares, all in accordance with the terms of the Hut 8 Support Agreements as further described in this prospectus.
For additional information, please read the section titled “The Business Combination Agreement — The Support Agreements — Hut 8 Support Agreement” beginning on page 134 of this prospectus.
USBTC Stockholder Support Agreement
In connection with USBTC’s entry into the Business Combination Agreement, USBTC directors, executive officers and Jordan Levy and Mario Germano Giuliani (“Germano”), two existing USBTC stockholders (along with all other stockholders that they beneficially control, which includes JHS and MGG Strategic SICAF SIF) who collectively owned, as of July 10, 2023, approximately 41.4% of the outstanding voting securities of USBTC (the “USBTC Supporting Stockholders”) have entered into a stockholder support agreement (the “USBTC Stockholder Support Agreement”) with USBTC and Hut 8, pursuant to which each

USBTC Supporting Stockholder agreed to, among other things, following the effectiveness of this Registration Statement of which this prospectus forms a part, vote at any meeting of the USBTC stockholders, and execute any action by written consent of the USBTC stockholders, all of such USBTC stockholder’s USBTC securities beneficially owned by such USBTC stockholder at such time in favor of the approval of the Business Combination Agreement as the plan of merger for the Merger and all other transactions contemplated by the Business Combination Agreement.
For additional information, please see the section titled “The Business Combination Agreement — The Support Agreements — USBTC Stockholder Support Agreement” beginning on page 135 of this prospectus.
Termination of the Business Combination Agreement
The Business Combination Agreement may be terminated in certain circumstances, including the following (among others):
•
by the mutual written agreement of Hut 8 and USBTC;

•
subject to certain limitations, by either Hut 8 or USBTC if the Business Combination is not consummated by September 30, 2023;

•
by either Hut 8 or USBTC following a failure to obtain shareholder consent or stockholder approval, as applicable;

•
subject to certain limitations, by either Hut 8 or USBTC upon breach of certain representations, warranties, covenants, agreements, or other obligations of the parties contained in the Business Combination Agreement;

•
subject to certain limitations, by either Hut 8 or USBTC upon the occurrence of a material adverse effect as defined in the Business Combination Agreement; and

•
by Hut 8 if the Hut 8 Board authorizes Hut 8 to enter into a written agreement with respect to a superior proposal as defined in the Business Combination Agreement, subject to certain limitations.

For additional information, please read the section titled “The Business Combination Agreement — Termination” beginning on page 130 of this prospectus.
Termination Fee
Except as otherwise provided in the Business Combination Agreement, New Hut is required to pay all costs and expenses incurred by Hut 8 and USBTC in connection with the Business Combination. If the Business Combination Agreement is terminated under certain circumstances and conditions, Hut 8 and USBTC, as applicable, may be required to pay the other party an expense reimbursement payment for reasonable documented expenses incurred in connection with the Business Combination in an amount not to exceed C$500,000 or C$2,000,000, respectively, depending on the circumstances of termination.
If the Business Combination Agreement is terminated under certain circumstances and conditions, Hut 8 may be required to pay USBTC a termination fee of US$10,000,000.
For additional information, please read the sections titled “The Business Combination Agreement — Termination Fee Payable by Hut 8” and “The Business Combination Agreement — Fees and Expenses” beginning on pages 131 and 132, respectively, of this prospectus.
Interests of Directors and Executive Officers
Certain of Hut 8’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of Hut 8 shareholders generally. The Hut 8 Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement.
These interests include, among other things, rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Business Combination.

Certain of USBTC’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of USBTC stockholders generally. The USBTC Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement.
These interests include, among other things, the potential acceleration of the vesting periods for certain USBTC Options held by certain USBTC officers and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Business Combination.
For additional information, please see the section titled “Interests of Hut 8’s Directors and Executive Officers in the Business Combination” and “Interests of USBTC’s Directors and Executive Officers in the Business Combination” beginning on pages 148 and 201, respectively, of this prospectus.
Listing of New Hut Common Stock
New Hut expects to obtain approval to list the shares of New Hut common stock to be issued pursuant to the Business Combination Agreement on Nasdaq and the TSX, which approvals are conditions to the Closing. Accordingly, the parties have submitted an application to Nasdaq and an application will be made to the TSX to have the shares of New Hut common stock to be issued pursuant to the Business Combination approved for listing on Nasdaq and the TSX, respectively, under the symbol “HUT.” For additional information, please read the section titled “The Business Combination — Regulatory Approvals” beginning on page 106 of this prospectus.
Comparison of Rights of USBTC stockholders
USBTC is organized under the laws of the State of Nevada, whereas New Hut is organized under the laws of the State of Delaware. Accordingly, differences in rights of holders of USBTC capital stock compared to New Hut common stock arise from differences between Nevada and Delaware law and their respective constituent documents. As a USBTC stockholder, your rights with respect thereto are governed by Nevada law, as well as USBTC’s organizational documents. Following the completion of the Business Combination, USBTC stockholders will own shares of New Hut common stock and the rights of the USBTC stockholders with respect to the New Hut common stock will be governed by the Delaware General Corporations Law and the New Hut organizational documents. For a description of the key differences and additional information, please see the section titled “Comparison of Rights of Stockholders” beginning on page 209 of this prospectus.
Accounting Treatment of the Business Combination
Anticipated Accounting Treatment
The Business Combination will be accounted for using the acquisition method in accordance with US GAAP. USBTC has preliminarily been identified as the “acquirer” and as a result will obtain control over Hut 8 upon consummation of the Business Combination. Pursuant to the Business Combination, New Hut, which is currently a wholly-owned subsidiary of USBTC incorporated for the purpose of effecting the Business Combination, will issue shares of New Hut common stock to the Hut 8 shareholders and USBTC stockholders to acquire 100% of the share capital of both Hut 8 and USBTC. The Business Combination will be carried out by exchanging equity interests and there is no other consideration being exchanged. The determination of the accounting acquirer where equity interests are exchanged is sometimes unclear, and in the case of the Business Combination requires consideration of factors such as the relative voting rights of the parties, existence of large minority interests, the composition of the governing body and senior management, terms of the exchange of the equity interests, relative sizes of the combining entities and other factors. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities and will be based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable assets could vary as the purchase price allocation is finalized. The preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at Closing and other considerations set out in ASC 805. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this prospectus as well as the actual accounting for the Business Combination at Closing. For additional information, please read the section titled “The Business Combination — Accounting Treatment of the Business Combination” beginning on page 109 of this prospectus.

U.S. Federal Income Tax Consequences
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Code. If the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, were to so qualify, then neither gain nor loss generally will be recognized by USBTC stockholders that are United States persons upon the exchange of USBTC common stock for New Hut common stock in the Merger. As discussed in more detail in the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the parties’ position that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, qualify under Section 351(a) of the Code. Accordingly, if there is a final determination that the Merger is a taxable exchange for United States federal income tax purposes, then a USBTC stockholder that is a United States person that exchanges USBTC common stock in the Merger would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Merger Effective Time) of the New Hut common stock received and (ii) the holder’s adjusted tax basis in the USBTC common stock exchanged therefor. For a more complete discussion of the United States federal income tax consequences of the Merger, see the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136.
USBTC Stockholder Appraisal and Dissenters’ Rights
Under the NRS, any USBTC stockholder who does not vote in favor of or consent to the Merger will have the right to dissent from the Merger and, in lieu of receiving the merger consideration for such shares provided under the Business Combination Agreement, obtain payment of the fair value of the stockholder’s shares, but only if the stockholder (1) delivers to USBTC a statement of intent (as defined in NRS 92A.095) by the date specified in the advance notice statement (as defined in NRS 92A.006) provided in connection with the approval by the USBTC stockholders of the Merger by written consent, (2) demands payment, pursuant to NRS 92A.440, in accordance with a dissenter’s notice sent by USBTC and (3) otherwise complies with all other applicable requirements of under NRS 92A.300 through NRS 92A.500, inclusive, and the definitions relating thereto set forth in NRS Chapter 92A (the “Nevada Dissenter’s Rights Statutes”). If USBTC and a former stockholder that remains entitled to and properly asserts dissenter’s rights cannot agree on as to the fair value, USBTC must then commence a proceeding in Nevada state district court to determine the fair value, which may be more than, equal to, or less than the value of the Merger consideration for such shares provided under the Business Combination Agreement. There is no right of dissent with respect to any share of USBTC stock that was not issued and outstanding on the date of the announcement of the Business Combination to the USBTC stockholders. Failure to follow the procedures set forth in the Nevada Dissenter’s Rights Statutes will result in the forfeiture of dissenter’s rights. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising dissenter’s rights, stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. For additional information, please see the sections titled “The Business Combination — USBTC Stockholder Appraisal and Dissenter’s Rights” and “Appraisal and Dissenters’ Rights” beginning on pages 108 and 241, respectively, of this prospectus.
Risk Factors
In evaluating the Business Combination Agreement and the Business Combination, you should carefully read this prospectus and the documents incorporated herein by reference. In particular, you should consider the factors discussed in the section titled “Risk Factors” beginning on page 26 of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HUT 8
You should read the following summary historical financial data of Hut 8 together with Hut 8’s consolidated financial statements and the related notes incorporated by reference in this prospectus and Hut 8’s Management’s Discussion and Analysis for the year ended December 31, 2022, included as Exhibit 99.3 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022, and Hut 8’s Management’s Discussion and Analysis for the three months ended March 31, 2023, included as Exhibit 99.3 on Hut 8’s Form 6-K dated May 11, 2023. The summary consolidated statements of operations and comprehensive income (loss) information for the years ended December 31, 2022 and 2021 and the summary consolidated statements of financial position information as of December 31, 2022 have been derived from Hut 8’s audited consolidated financial statements and related notes incorporated by reference in this prospectus. The summary consolidated interim statements of operations and comprehensive income (loss) information for the three months ended March 31, 2023 and 2022 and the summary consolidated interim statements of financial position as of March 31, 2023 have been derived from Hut 8’s unaudited consolidated interim financial statements for the three months ended March 31, 2023 and 2022. Hut 8’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) and are presented in Canadian dollars. Hut 8’s historical results are not necessarily indicative of the results it expects in the future, and its results for any interim period are not necessarily indicative of results that may be expected for any full year.
	Three Months Ended March 31,		Year Ended December 31,
(in thousands of Canadian dollars, except share numbers)	2023	2022	2022	2021
Consolidated Statements of Operations and Comprehensive Income
Revenue	$19,021	$53,333	$150,682	$173,774
Cost of revenue	(25,228)	(36,878)	(175,649)	(84,976)
Gross (loss) profit	(6,207)	16,455	(24,967)	88,798
General and administrative expenses	(24,346)	(11,534)	(49,821)	(40,265)
Gain on disposition of digital assets	4,955	—	—	182
Impairment of mining infrastructure and servers	—	—	(113,876)	—
Operating (loss) income	(25,598)	4,921	(188,664)	48,715
Foreign exchange gain (loss)	(7)	(711)	(1,276)	(3,143)
Net finance (expense) income	(1,432)	(1,292)	(6,670)	1,498
Amortization	(177)	(229)	(648)	—
Gain (loss) on revaluation of warrants liability	(127)	54,140	98,810	(114,161)
Net (loss) income before tax and revaluation on digital assets	(27,341)	56,829	(98,448)	(67,091)
Gain (loss) on revaluation of digital asset	134,772	—	(134,772)	—
Deferred income tax (expense) recovery	1,072	(1,121)	(9,593)	(5,620)
Net (loss) income	$108,503	$55,708	$(242,813)	$(72,711)
Other comprehensive (loss) income
Revaluation (loss) gain on digital assets, net of tax	7,705	(4,949)	(103,540)	57,859
Totals comprehensive (loss) income	$116,208	$50,759	$(346,353)	$(14,852)
Net income per common share
Basic	$0.49	$0.33	$(1.29)	$(0.54)
Diluted	$0.47	$0.31	$(1.29)	$(0.54)

(in thousands of Canadian dollars)	As at March 31, 2023	As at December 31, 2022
Consolidated Statements of Financial Position
Cash	$15,904	$30,515
Digital assets	352,436	203,627
Total assets	541,453	412,937
Total liabilities	70,811	61,547
Total shareholder’s equity	$470,642	$351,390

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF USBTC
You should read the following summary historical financial data of USBTC together with USBTC’s consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC” section of this prospectus. USBTC has derived the consolidated statement of operations data for the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 from USBTC’s audited consolidated financial statements for the year ended June 30, 2022 included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended March 31, 2023 and 2022 (restated) and the consolidated balance sheet data as of March 31, 2023 have been derived from USBTC’s unaudited condensed consolidated financial statements for the nine months ended March 31, 2023 included elsewhere in this prospectus. USBTC’s unaudited interim condensed consolidated financial statements were prepared on the same basis as its audited consolidated financial statements and, in USBTC’s opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly in all material respects its financial position and results of operations for such periods in accordance with generally accepted accounting principles (“GAAP”). USBTC’s historical results are not necessarily indicative of the results that may be expected in the future, and its results for any interim period are not necessarily indicative of results that may be expected for any full year.

Consolidated Statement of Operations Data:
	Nine Months Ended March 31,		Year Ended June 30,	December 4, 2020 through June 30,
(in thousands of US dollars)	2023	2022 (restated)(2)	2022	2021
Consolidated Statement of Operations Data:
Revenue:
Revenue, net – cryptocurrency mining	$33,389	$47,147	$68,164	$4,272
Mining equipment sales	3,635	—	—	—
Management fees	4,453	—	—	—
Cost reimbursements	3,674	—	—	—
Hosting services	16,480	58	5,566	—
Total revenue	61,631	47,205	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504	25,783	1,464
Mining Equipment	3,112	—	—	—
Depreciation and amortization	14,715	5,458	11,591	391
General and administrative	20,704	21,671	31,325	12,144
Impairment of cryptocurrency	2,835	12,019	30,301	1,254
Realized (gain) on sale of cryptocurrency	(3,573)	—	(5,455)	—
Impairment of long-lived assets	63,574	—	—	—
Total costs and expenses	131,253	52,652	93,545	15,253
Operating loss	(69,622)	(5,447)	(19,815)	(10,981)
Other expense:
Interest expense	(22,278)	(3,401)	(6,919)	(200)
Equity in earnings (losses) of unconsolidated joint venture	2,774	—	—	—
Gain on debt extinguishment	23,683	—	—	—
Total other income (expense)	4,179	(3,401)	(6,919)	(200)
Loss before income tax benefit (provision)	(65,443)	(8,848)	(26,734)	(11,181)
Income tax benefit (provision)	1,519	2,332	(5,069)	2,097
Net loss	$(63,924)	$(6,516)	$(31,803)	$(9,084)
Basic and diluted net loss per share	$(1.51)	$(0.19)	$(0.91)	$(0.32)
Basic and diluted weighted average number of shares outstanding	42,281,945	34,394,667	34,863,338	27,959,039
Additional Financial Data
Adjusted EBITDA(1)	$23,530	$13,735	$7,240	$(94)

(1)
Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Non-GAAP Financial Measure.”

(2)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022, included elsewhere in this prospectus.

(in thousands of US dollars)	As of March 31, 2023
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,670
Cryptocurrency, net	1,004
Total assets	194,025
Long term debt	155,906
Total liabilities	165,279
Additional paid-in capital	35,054
Accumulated deficit	(104,811)
Total stockholders’ equity	28,746
Total capitalization	184,652
Non-GAAP Financial Measure
Adjusted EBITDA
USBTC relies on Adjusted EBITDA to evaluate its business, measure its performance, and make strategic decisions. Adjusted EBITDA is a non-GAAP financial measure. USBTC defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by USBTC’s share of depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.
The USBTC Board and management team use Adjusted EBITDA to assess its financial performance because it allows them to compare its operating performance on a consistent basis across periods by removing the effects of USBTC’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization) and other items (such as one-time costs mentioned above) that impact the comparability of financial results from period to period. USBTC presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting USBTC’s business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. USBTC believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. USBTC’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons USBTC considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future USBTC may incur expenses that are the same as or similar to some of the adjustments in such presentation. USBTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of USBTC’s results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in USBTC’s industry, USBTC’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the period from December 4, 2020 (inception) through June 30, 2021, the fiscal year ended June 30, 2022 and for the nine months ended March 31, 2023 and 2022.

	Nine Months Ended March 31,		Year Ended June 30,	December 4, 2020 through June 30,
(in thousands of US dollars)	2023	2022 (restated)(3)	2022	2021
Adjusted EBITDA:
Net loss	$(63,924)	$(6,516)	$(31,803)	$(9,084)
Interest	22,278	3,401	6,919	200
Income tax (benefit) provision	(1,519)	(2,332)	5,069	(2,097)
Depreciation and amortization	14,715	5,458	11,591	391
Share of unconsolidated joint venture depreciation and amortization	7,792	—	—	—
One-time costs(1)	—	6,288	6,288	—
Impairment of long-lived assets(2)	63,574	—	—	—
Gain on debt extinguishment	(23,683)	—	—	—
Stock-based compensation expense	4,297	7,435	9,176	10,496
Adjusted EBITDA	$23,530	$13,734	$7,240	$(94)

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer (as defined below) For more information, see the section titled “Risk Factors — Risks Relating to USBTC’s Business — USBTC has completed a rescission offer of privately issued securities, with one offeree choosing to accept USBTC’s rescission offer to date (the “Rescission Offer”)” beginning on page 52 of this prospectus.

(2)
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of USBTC’s assets to their estimated fair value.

(3)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this prospectus.

SELECTED HISTORICAL UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting for business combinations under U.S. GAAP, with USBTC being the accounting acquirer. The following information should be read in conjunction with the respective audited consolidated financial statements of Hut 8 and USBTC for the year ended December 31, 2022 and June 30, 2022, respectively, including the respective notes thereto, the unaudited financial statements of Hut 8 for the six months ended June 30, 2021 and June 30, 2022, the unaudited financial statements of Hut 8 for the three months ended March 31, 2023, the historical unaudited financial statements of USBTC for the nine months ended March 31, 2023, the historical audited consolidated financial statements of the King Mountain JV for the period from November 24, 2021 (inception) through December 31, 2021 and the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, which are either incorporated by reference into this prospectus or included elsewhere in this prospectus.
The selected unaudited pro forma combined statement of comprehensive income for the nine months ended March 31, 2023 and for the year ended June 30, 2022 has been prepared to give effect to the Business Combination as if it occurred on July 1, 2021. The selected unaudited pro forma combined statement of financial position as at March 31, 2023 has been prepared to give effect to the Business Combination as if it had occurred on March 31, 2023.
The selected pro forma condensed combined financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company and the accompanying notes appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements have been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and are not necessarily indicative of what New Hut’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company.
(thousands of US dollars)	For the Nine Months Ended March 31, 2023	For the Year Ended June 30, 2022
Unaudited Pro Forma Combined Statement of Operations
Revenue	$116,535	$238,119
Operating income (loss)	(252,434)	(108,653)
Earnings/(loss) before income tax benefit	(250,755)	(132,069)
Net earnings/(loss)	(245,157)	(146,038)
Earnings/(loss) per common share — basic & diluted	(3.51)	(2.59)
(thousands of US dollars)	As at March 31, 2023
Unaudited Pro Forma Combined Balance Sheet
Total assets	$1,068,538
Total liabilities	210,141
Net assets	858,397

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
Hut 8 Common Shares
Hut 8 common shares have been listed on Nasdaq under the symbol “HUT” since June 15, 2021 and on the TSX under the symbol “HUT” since October 8, 2019. Prior to that date, Hut 8 common shares were listed on the TSX Venture Exchange under the symbol “HUT” from March 6, 2018. Prior to March 6, 2018, there was no public trading market for Hut 8 common shares. As part of the Business Combination, Hut 8 common shares will be delisted from Nasdaq and the TSX.
New Hut expects to obtain approval to list the shares of New Hut common stock on Nasdaq and the TSX under the symbol “HUT,” approvals of which are conditions to closing the Business Combination.
The closing price of Hut 8 common shares on Nasdaq and the TSX on February 6, 2023, the last trading day before the public announcement of the Business Combination Agreement, was $2.38 and C$3.19 per share, respectively. The closing prices of Hut 8 common shares on Nasdaq and the TSX on July 12, 2023, the last practicable trading day prior to the distribution of this prospectus, was $3.75 and C$4.95 per share, respectively.
The market price of Hut 8 common shares is subject to fluctuation. You should anticipate that the market value of the shares of New Hut common stock that you will be entitled to receive under the Business Combination may increase or decrease. You are urged to obtain current market quotations for Hut 8 common shares and to review carefully the other information contained in this prospectus or documents filed with the SEC. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 242 of this prospectus.
Hut 8 has never declared or paid dividends on its capital stock. New Hut currently intends to retain all available funds and future earnings and does not anticipate declaring or paying any cash dividends in the foreseeable future. New Hut may enter into credit agreements or other borrowing arrangements in the future that will restrict its ability to declare or pay cash dividends or make distributions on its capital stock. Any future determination regarding the declaration and payment of dividends on New Hut common stock will be at the discretion of the board of directors of New Hut (the “New Hut Board”) and will depend on then-existing conditions, including New Hut’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the New Hut Board deems relevant.
USBTC Capital Stock
None of USBTC’s shares are listed or traded publicly. USBTC is a privately held company, and there is no established public trading market for its securities.
USBTC had 45,696,749 issued and outstanding shares of USBTC common stock and 18,617,250 issued and outstanding shares of USBTC Preferred Stock as of July 12, 2023. The total number of shares of USBTC Preferred Stock consists of 7,824,000 shares of Series A Preferred Stock, 10,000,000 shares of Series B Preferred Stock, and 793,250 shares of Series B-1 Preferred Stock. No shares of Series C Preferred Stock have been issued.
Comparative Per Share Market Price
The following table sets forth the closing sale prices per share of Hut 8 common shares on February 6, 2023 on Nasdaq and the TSX, the last full trading day immediately preceding the public announcement of the Business Combination Agreement, and on July 12, 2023, the latest practicable date prior to the date of this prospectus. USBTC is a privately held company, and there is no established public trading market for its securities.
	Hut 8 Common Shares			USBTC Capital Stock
	Nasdaq	TSX		—
February 6, 2023	$2.38	C$	3.19	N/A
July 12, 2023	$3.75	C$	4.95	N/A

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if proven incorrect or do not materialize, could cause the results of Hut 8, USBTC or New Hut following the Business Combination to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements generally are identified by the words “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and the closing related to the Business Combination; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing.
Forward-looking statements in this prospectus may include, for example, statements about:
•
expectations related to the terms and timing of the completion of the Business Combination;

•
the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement;

•
expectations related to the projected capitalization of New Hut following the completion of the Business Combination;

•
projections relating to the future financial performance of Hut 8, USBTC and New Hut;

•
the expected directors and officers of New Hut after the completion of the Business Combination;

•
the expected benefits of the Business Combination;

•
the expected financial and business performance following the completion of the Business Combination;

•
New Hut’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;

•
the ability to expand the business of New Hut and provide new offerings, services and features and make enhancements to its business;

•
potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions;

•
developments and projections relating to New Hut’s competitors and industries;

•
the ability to compete with existing and new competitors in existing and new markets and offerings;

•
the ability to acquire new businesses or pursue strategic transactions;

•
the ability to protect patents, trademarks, and other intellectual property rights;

•
the effect of the substantial additional indebtedness New Hut will incur in connection with the Business Combination;

•
the expectations regarding the effects of existing and developing laws and regulations; and

•
global and domestic economic conditions and their impact on demand for New Hut’s markets and offerings.

The following factors or events, among others, could cause actual results to differ materially from those described in the forward-looking statements:
•
Hut 8’s and USBTC’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements;

•
the timing to consummate the Business Combination;

•
the failure to satisfy the conditions to the Closing;

•
the inherent uncertainty associated with financial or other projections;

•
the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected;

•
unexpected costs, liabilities or delays in connection with or with respect to the Business Combination;

•
the diversion of Hut 8 and USBTC management time on issues related to the Business Combination;

•
the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•
the failure to consummate or delay in consummating the Business Combination;

•
the effect of the announcement or pendency of the Business Combination on Hut 8’s or USBTC’s customers, employees and business relationships, operating results, ability to retain and hire key personnel and businesses generally;

•
changes in the financial or operating performance of Hut 8 or USBTC or more generally due to broader stock market movements and the performance of peer group companies;

•
competitive pressures in the markets in which Hut 8 and USBTC operate;

•
the risk that the anticipated tax treatment of the Business Combination is not obtained;

•
potential legal proceedings relating to the Business Combination and the outcome of any such legal proceeding;

•
changes in laws or regulations; and

•
changes in general economic conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the section titled “Risk Factors” beginning on page 26 of this prospectus. Additionally, see the section titled “Where You Can Find More Information” beginning on page 242 of this prospectus.
The risks and uncertainties described and referred to above are not exclusive and further information concerning Hut 8, USBTC and New Hut and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. You are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus. Except as required by law, none of New Hut, Hut 8 or USBTC assumes any obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

RISK FACTORS
Investing in New Hut and New Hut common stock involves a high degree of risk. In addition to the other information included in this prospectus, including the matters addressed in the section entitled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 24, you should carefully consider the risks described below before deciding whether to invest in New Hut and New Hut common stock, including the risk factors associated with each of the businesses of Hut 8 and USBTC, because these risk factors may affect the operations and financial results of New Hut. In addition, you should read and consider Hut 8’s risk factors that may be found in its Annual Information Form for the year ended December 31, 2022, included as Exhibit 99.1 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022; in its Management’s Discussion and Analysis for the year ended December 31, 2022, included as Exhibit 99.3 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022; and in its Management’s Discussion and Analysis for the three months ended March 31, 2023, included as Exhibit 99.3 to its Form 6-K dated May 11, 2023. Furthermore, you should read and consider the other information in this prospectus and the other documents incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 242 for the location of information incorporated by reference into this prospectus. Additional risks and uncertainties not presently known to Hut 8 or USBTC or that are not currently believed to be important also may adversely affect the Business Combination and New Hut following the Business Combination.
Risks Related to the Business Combination
Hut 8 shareholders and USBTC stockholders cannot be sure of the value of the Business Combination consideration they will receive.
Hut 8 shareholders and USBTC stockholders will receive a fixed number of shares of New Hut common stock in the Business Combination, rather than a number of shares of New Hut common stock with a particular fixed market value. The values of Hut 8 common shares and USBTC common stock at the effective time may vary significantly from their prices on the date prior to the date the Business Combination Agreement was executed, the date of this prospectus or the date on which Hut 8 shareholders and USBTC stockholders approve the Business Combination. Because the respective Hut 8 and USBTC exchange ratios are fixed and will not be adjusted to reflect any changes in the prices of Hut 8 common shares or USBTC common stock, the market value of the New Hut common stock issued as part of the Business Combination, and the Hut 8 common shares and USBTC common stock surrendered as part of the Business Combination, may be higher or lower than the values of these shares on earlier dates. All of the consideration to be received by Hut 8 shareholders and USBTC stockholders will be New Hut common stock. At the time of approval, Hut 8 shareholders and USBTC stockholders will not know or be able to determine the value of the New Hut common stock they may receive upon completion of the Business Combination. Changes in the prices of Hut 8 common shares and USBTC common stock may result from a variety of factors that are beyond the control of Hut 8 or USBTC, including changes in their respective businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and other developments.
Neither Hut 8 nor USBTC is permitted to terminate the Business Combination Agreement solely because of changes in the prices of either party’s common stock. There is no assurance that the Business Combination will be completed, that there will not be a delay in the completion of the Business Combination, or that all or any of the anticipated benefits of the Business Combination will be obtained.
The Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be consummated.
The completion of the Business Combination is subject to the satisfaction or waiver of a number of conditions. Those conditions include, but are not limited to: (i) obtaining the Interim Order and Final Order of the Court on terms consistent with the Business Combination Agreement; (ii) the receipt of requisite approvals by the requisite shareholders of Hut 8 and USBTC; (iii) the absence of certain governmental restraints or prohibitions preventing completion of the Business Combination; (iv) no order, legal prohibition, or injunction preventing or restricting the consummation of the Business Combination; (v) the effectiveness of the registration statement of which this prospectus forms a part and the absence of any threatened or initiated stop order or proceedings by the SEC; (vi) the approval of New Hut’s listing applications with Nasdaq and the TSX on terms satisfactory to each of the parties; (vii) the execution and delivery of executive employment agreements for the leadership team of New Hut; (viii) the effectiveness of a “rolling” or “evergreen” omnibus equity incentive plan (or similar plan) with a number of shares reserved thereunder representing approximately 10% of the fully-diluted capitalization of New Hut, adopted by the board of directors of New Hut immediately after closing; (ix) dissent rights having not been exercised with respect to more than 5.0% of the issued and outstanding shares of Hut 8 and not more than 5.0% of the outstanding USBTC shares remaining eligible to exercise dissenter’s rights under the Nevada Dissenter’s Rights Statutes; (x) the truth and correctness of the representations and warranties made by both parties (generally subject to certain “materiality” and “material adverse effect” qualifiers); (xi) the performance of or compliance with, by Hut 8 and USBTC, their respective obligations, covenants and agreements under the Business Combination Agreement in all material respects; and (xii) the absence since the date of the Business Combination Agreement of any (a) state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that has had or would reasonably be expected to have, individually in the aggregate, a material adverse effect with respect to the other party or (b) material adverse effect with respect to the other party.
No assurance can be given that the required Hut 8 shareholder and USBTC stockholder consents and approvals, as applicable, will be obtained or that the required conditions to closing will be satisfied. Any delay in completing the Business Combination could cause New Hut not to realize, or to be delayed in realizing, some or all of the benefits that Hut 8 and USBTC expect to achieve if the Business Combination is successfully completed within their expected time frame.
In addition, if the Business Combination is not completed by September 30, 2023, subject to certain limitations, either Hut 8 or USBTC may choose not to proceed with the Business Combination, and the parties can mutually decide to terminate the Business Combination Agreement at any time prior to the consummation of the Business Combination. In addition, Hut 8 or USBTC may elect to terminate the Business Combination Agreement in certain other circumstances. If the Business Combination Agreement is terminated, Hut 8 and USBTC may incur substantial fees in connection with termination of the Business Combination Agreement, including a potential termination fee in certain circumstances, and will not recognize the anticipated benefits of the Business Combination. See “The Business Combination Agreement — Termination” beginning on page 130 of this prospectus.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.
Before the transactions contemplated by the Business Combination Agreement can be completed, various approvals must be obtained from regulatory agencies in the United States and Canada. In deciding whether to grant these approvals, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals.
The terms of the approvals that are granted may impose conditions, limitations, obligations or costs, or place restrictions on the conduct of Hut 8’s or USBTC’s business or require changes to the terms of the transactions contemplated by the Business Combination Agreement and the corporate governance updates. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Business Combination Agreement and the corporate governance updates, imposing additional material costs on or otherwise reducing the anticipated benefits of the Business Combination if the Business Combination is consummated successfully within the expected timeframe. Nor can there be any assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the absence of certain orders or injunctions issued by any court of competent jurisdiction or other legal restraints that would prohibit or make illegal the consummation of any of the transactions contemplated by the Business Combination Agreement.
Termination of the Business Combination Agreement could negatively impact Hut 8 and/or USBTC.
If the Business Combination Agreement is terminated in accordance with its terms and the Business Combination is not consummated, the ongoing businesses of Hut 8 and USBTC may be adversely affected by a variety of factors. Hut 8’s and USBTC’s respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the Business Combination, by the failure to obtain the anticipated benefits of completing the Business Combination, by payment of certain costs relating to the Business Combination, and by the focus of their respective managements on the Business Combination for an extended period of time rather than on management opportunities or other issues. The market price of Hut 8 common shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the Business Combination will be completed.
In addition, if the Business Combination Agreement is terminated under certain circumstances, Hut 8 may be required to pay a termination fee of US$10,000,000 to USBTC. See “The Business Combination Agreement — Termination Fee Payable by Hut 8.” Hut 8 or USBTC may also be negatively impacted if the Business Combination Agreement is terminated and their respective boards seek but are unable to find another business combination or strategic transaction offering equivalent or more attractive consideration than the consideration to be provided in the Business Combination, or if the respective companies become subject to litigation related to entering into or failing to consummate the Business Combination, including direct actions by Hut 8 shareholders or USBTC stockholders, as applicable, against the directors and/or officers of Hut 8 or USBTC for breaches of fiduciary duty, or derivative actions brought by Hut 8 or USBTC stockholders in the name of the respective companies.
Hut 8’s and USBTC’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of Hut 8 and USBTC stockholders generally.
When considering the recommendations of the boards of directors of Hut 8 or USBTC, as applicable, with respect to the proposals described in this prospectus, Hut 8 shareholders and USBTC stockholders should be aware that the directors and executive officers of each of Hut 8 and USBTC may have interests in the Business Combination and have arrangements that are different from, or in addition to, those of Hut 8 shareholders and USBTC stockholders generally. These interests and arrangements include the continued employment of certain executive officers of Hut 8 and USBTC by New Hut or its subsidiaries, the continued service of certain independent directors of Hut 8 and USBTC as directors of New Hut or its subsidiaries, the treatment in the Business Combination of outstanding equity, other equity-based and incentive awards, other compensation and benefit arrangements, including potential severance payments for certain officers upon termination, and the right to continued indemnification and insurance coverage for former Hut 8 and USBTC directors and officers by New Hut.
Hut 8 shareholders and USBTC stockholders should be aware of these interests when they consider voting or consenting, as applicable, to approve and adopt the Business Combination Agreement.
The Hut 8 Board and USBTC Board were aware of these interests and considered these interests, among other matters, when each approved and declared advisable the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth in the Business Combination Agreement and will recommend that Hut 8 shareholders and USBTC stockholders, respectively, approve the Business Combination Agreement. The interests of Hut 8 and USBTC directors and executive officers are described in more detail in the sections of this prospectus titled “Interests of Hut 8’s Directors and Executive Officers in the Business Combination” and “Interests of USBTC’s Directors and Executive Officers in the Business Combination” beginning on pages 148 and 201, respectively, of this prospectus.
Hut 8 and USBTC will incur significant costs in connection with the Business Combination.
Hut 8 and USBTC have incurred and expect to incur a number of non-recurring costs associated with the Business Combination. These costs and expenses include fees paid to financial, legal and accounting advisors, potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by Hut 8 and USBTC regardless of whether the Business Combination is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that may or must be integrated in connection with the Business Combination and the integration of the two companies’ businesses. While both Hut 8 and USBTC have assumed that a certain level of expenses would be incurred in connection with transactions contemplated by the Business Combination Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the Business Combination that New Hut may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Hut 8 and USBTC expect to achieve from the Business Combination. Although Hut 8 and USBTC expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
The failure to integrate Hut 8’s business and USBTC’s business successfully in the expected time frame could adversely affect New Hut’s future results.
The success of the Business Combination will depend, in large part, on the parties’ ability to realize the anticipated benefits from combining Hut 8’s business with USBTC’s business. A successful integration will require focusing a substantial amount of resources and management attention to the integration process, which may divert resources and focus from the development and operation of Hut 8’s and USBTC’s regular business operations. New Hut’s business or results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the Closing. The integration process is subject to a number of risks and uncertainties, and no assurance can be given as to the realization of anticipated benefits in full or in part or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs and could adversely affect New Hut’s future business, financial conditions, operating results and prospects.
Potential difficulties that may be encountered in the integration process include the following:
•
challenges and difficulties associated with managing the larger, more complex, combined company;

•
conforming standards, controls, procedures and policies, and compensation structures between the companies;

•
retaining and integrating talent from the two companies, including key employees, while maintaining focus on expanding and maintaining the business;

•
consolidating corporate and administrative infrastructures;

•
coordinating geographically dispersed organizations;

•
addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•
potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Business Combination;

•
effecting potential actions that may be required in connection with obtaining regulatory approvals;

•
performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Business Combination and integrating the companies’ operations; and

•
difficulties in delivering on New Hut’s strategy, including the ability of the Business Combination to accelerate growth in the combined business.

Hut 8’s and USBTC’s business relationships may be subject to disruption due to uncertainty associated with the Business Combination, which could have an adverse effect on Hut 8’s and USBTC’s results of operations, cash flows and financial position.
Parties with which Hut 8 and USBTC do business may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with Hut 8, USBTC or the combined company following the completion of the Business Combination. Hut 8’s and USBTC’s relationships may be subject to disruption as persons with whom Hut 8 and/or USBTC have a business relationship may have concerns about a larger, more international organization, or otherwise, and may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Hut 8 or USBTC, as applicable, or consider entering into business relationships with parties other than Hut 8 or USBTC. These disruptions could have a material adverse effect on the results of operations, cash flows and financial position of Hut 8, USBTC or New Hut following the completion of the Business Combination, including an adverse effect on the parties’ ability to realize the expected benefits of the Business Combination. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the completion of or failure to complete the Business Combination.
Hut 8 and USBTC will be subject to certain contractual restrictions while the Business Combination is pending.
The Business Combination Agreement restricts each of Hut 8 and USBTC from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying dividends, repurchasing or issuing securities outside of existing share repurchase and equity award programs, and taking other specified actions until the earlier of the completion of the Business Combination or the termination of the Business Combination Agreement without the consent of the other party. These restrictions may prevent Hut 8 and USBTC from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Business Combination could be exacerbated by any delays in consummation of the Business Combination or the termination of the Business Combination Agreement. See “The Business Combination Agreement — Covenants Regarding the Conduct of the Business” beginning on page 120.
Uncertainties associated with the Business Combination may cause a loss of management personnel and other key employees, and Hut 8, USBTC and New Hut may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future businesses and operations of Hut 8, USBTC and New Hut.
The success of the Business Combination will depend in part on the retention of personnel critical to the business and operations of New Hut due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of Hut 8 and USBTC may experience uncertainty about their future role with Hut 8 and USBTC until strategies with regard to these employees are announced or executed, which may impair Hut 8’s and USBTC’s ability to attract, retain and motivate key personnel prior to and following the Business Combination. Employee retention may be particularly challenging during the pendency of the Business Combination, as employees of Hut 8 and USBTC may experience uncertainty about their future roles with New Hut. If Hut 8 and USBTC are unable to retain personnel, Hut 8 and USBTC could face disruptions in their operations, loss of existing business partners, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Business Combination.
If key employees of Hut 8 or USBTC depart, New Hut may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Hut 8 or USBTC, and New Hut’s ability to realize the anticipated benefits of the Business Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into New Hut. Accordingly, no assurance can be given that New Hut will be able to attract or retain key employees of Hut 8 or USBTC to the same extent that those companies have been able to attract or retain their own employees in the past.
The Business Combination and the integration of USBTC may subject New Hut to certain liabilities associated with USBTC or liabilities that may arise in connection with the completion of the Business Combination, as there has been no public market for USBTC capital stock and the lack of a public market makes it difficult to determine the fair market value of USBTC.
The Business Combination and the integration of USBTC with Hut 8 into New Hut may pose special risks, including write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the integration will be accomplished effectively or in a timely manner. In addition, the

Business Combination and the integration of USBTC will subject New Hut to liabilities that may exist at USBTC or may arise in connection with the completion of the Business Combination, some of which may be unknown. Although Hut 8 and Hut 8 advisers have conducted due diligence on the operations of USBTC, there can be no guarantee that Hut 8 is aware of all liabilities of USBTC. These liabilities, and any additional risks and uncertainties related to the Business Combination not currently known to Hut 8 or that Hut 8 may currently deem immaterial or unlikely to occur, could negatively impact Hut 8’s, USBTC’s or New Hut’s business, financial condition and results of operations, including profitability. Further, USBTC’s business is different in certain ways from Hut 8’s, and USBTC’s results of operations may as a result be affected by factors that differ from those currently affecting Hut 8’s results of operations.
Additionally, the outstanding shares of USBTC capital stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of USBTC than if the outstanding shares of USBTC capital stock were traded publicly. The value ascribed to USBTC capital stock in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding shares of USBTC capital stock may have traded if they were traded on a public market. The consideration to be paid to USBTC stockholders in the Business Combination was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of USBTC capital stock may have traded if they were traded on a public market.
The Merger may be treated as a taxable exchange for U.S. federal income tax purposes.
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Code. If the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, were to so qualify, then neither gain nor loss generally will be recognized by USBTC stockholders that are United States persons upon the exchange of USBTC common stock for New Hut common stock in the Merger. As discussed in more detail in the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the parties’ position that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, qualify under Section 351(a) of the Code. Accordingly, if there is a final determination that the Merger is a taxable exchange for United States federal income tax purposes, then a USBTC stockholder that is a United States person that exchanges USBTC common stock in the Merger would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Merger Effective Time) of the New Hut common stock received and (ii) the holder’s adjusted tax basis in the USBTC common stock exchanged therefor. For a more complete discussion of the United States federal income tax consequences of the Merger, see the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136.
Litigation may be instituted against New Hut, members of New Hut’s Board of Directors, Hut 8, members of the Hut 8 Board of Directors, USBTC, members of the USBTC Board of Directors and Merger Sub challenging the Business Combination and adverse judgments in these lawsuits may prevent the Business Combination from becoming effective within the expended timeframe or at all.
Lawsuits in connection with the Business Combination may be filed against Hut 8, USBTC, New Hut, Merger Sub, and/or their respective directors and officers, which could prevent or delay the consummation of the Business Combination and result in additional costs to Hut 8 and USBTC. The ultimate resolution of any lawsuits cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the Business Combination to be delayed or not to be completed, which could cause Hut 8 and USBTC not to realize some or all of the anticipated benefits of the Business Combination. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect

New Hut’s business, financial condition, results of operations and cash flows. Hut 8 and USBTC cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from any such lawsuits or claims.
The Business Combination may be completed even though material adverse changes may result from the announcement of the Business Combination, industry-wide changes or other causes.
In general, either party can refuse to complete the Business Combination if there is a material adverse effect affecting the other party prior to the Closing. However, some types of changes that would result in a material adverse effect of either party are excluded from the definition of a Material Adverse Effect according to the Business Combination Agreement, and do not permit either party to refuse to complete the Business Combination. If such adverse changes occur but Hut 8 and USBTC still complete the Business Combination, the market price of New Hut common stock may suffer. For a more complete discussion of what constitutes a Material Adverse Effect in respect of USBTC or Hut 8 under the Business Combination Agreement, see the section titled “The Business Combination Agreement — Representations and Warranties” beginning on page 117 of this prospectus.
Hut 8 or USBTC may waive one or more of the closing conditions without re-soliciting shareholder approval.
Hut 8 or USBTC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Business Combination. Hut 8 or USBTC currently expect to evaluate the materiality of any waiver and its effect on Hut 8 shareholders or USBTC stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this prospectus, in the case of Hut 8, or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the Business Combination or as to re-soliciting shareholder approval or amending this prospectus as a result of a waiver will be made by Hut 8 or USBTC, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
Hut 8 and USBTC will be subject to business uncertainties while the Business Combination is pending.
Uncertainty about the completion or effect of the Business Combination may affect the relationship between Hut 8 and USBTC and their respective suppliers, customers, distributors, licensors and licensees and may have an adverse effect on Hut 8 and USBTC, and consequently on New Hut. This uncertainty may cause strategic partners or others that deal with Hut 8 and USBTC to delay or defer entering into contracts with Hut 8 and USBTC or making other decisions concerning Hut 8 and USBTC or seek to change or cancel existing business relationships with Hut 8 or USBTC, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Hut 8 and USBTC, regardless of whether the Business Combination is ultimately completed.
Third parties may terminate or alter existing contracts or relationships or with Hut 8 or USBTC.
Each of Hut 8 and USBTC has contracts with customers, vendors, distributors, landlords, licensors, lenders, and other business partners which may require Hut 8 or USBTC, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Hut 8 and/or USBTC currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Business Combination, or with the combined company following the Business Combination. The pursuit of such rights may result in Hut 8, USBTC or New Hut suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and may lose rights that are material to its business. Any such disruptions could limit New Hut’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Business Combination or the termination of the Business Combination Agreement.
Both Hut 8 shareholders and USBTC stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.
After the completion of the Business Combination, Hut 8 shareholders and USBTC stockholders will own a smaller percentage of New Hut than they currently own of Hut 8 and USBTC, respectively. It is expected that on a fully-diluted in-the-money basis Hut 8 shareholders will hold approximately 50%, and USBTC stockholders will hold approximately 50%, of the shares of New Hut common stock outstanding immediately after consummation of the Business Combination. Consequently, Hut 8 shareholders, as a group, and USBTC stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Hut 8 and USBTC, respectively.
Shares of New Hut common stock to be received by Hut 8 shareholders and USBTC stockholders will have rights different from the shares of Hut 8 common shares and USBTC common stock and preferred stock, respectively.
Upon completion of the Business Combination, Hut 8 shareholders and USBTC stockholders will no longer be shareholders of Hut 8 and/or USBTC, as applicable, but will instead be shareholders of New Hut. The rights of former Hut 8 shareholders and USBTC stockholders who become New Hut stockholders will be governed by the New Hut charter and bylaws, each of which will be adopted, prior to the effective time, in substantially the form attached as exhibits to the Registration Statement of which this prospectus forms a part. The rights associated with shares of New Hut common stock are different from the rights associated with shares of Hut 8 common shares or USBTC common and preferred stock. For more information, see the section titled “Comparison of Rights of Stockholders” beginning on page 209 of this prospectus.
The Business Combination Agreement limits Hut 8’s ability to pursue alternatives to the Business Combination and contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to Hut 8.
The Business Combination Agreement prohibits Hut 8 from soliciting, initiating, or encouraging alternative proposals with respect to a merger, acquisition or business combination from any third party. Under the terms of the Business Combination Agreement, Hut 8 may, in certain circumstances, communicate and discuss with a third party regarding a superior proposal that, among other criteria, if consummated, would result in such third party acquiring not less than all the outstanding shares of Hut 8 or substantially all of the assets of Hut 8 and the board of directors of Hut 8 in good faith determines to be more financially favorable to shareholders of Hut 8. In addition, before the Hut 8 board enters into a definitive agreement with respect to a superior proposal, USBTC generally has an opportunity to offer to modify the terms of the Business Combination and Hut 8 has an obligation to negotiate in good faith regarding such an offer. Under specified circumstances, upon termination of the combination Business Combination Agreement in connection with a superior proposal, Hut 8 may be required to pay USBTC a termination fee of US$10,000,000. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing, and terms proposed by a third party seeking to acquire or merge with Hut 8.
New Hut’s consolidated indebtedness will increase substantially following completion of the Business Combination. This increased level of indebtedness could adversely affect New Hut, including by decreasing its business flexibility.
Upon completion of the Business Combination, New Hut will assume an estimated $194 million of outstanding net debt of Hut 8 and USBTC. The increased indebtedness could have the effect of, among other things, reducing New Hut’s flexibility to respond to changing business and economic conditions. In addition, the amount of cash required to pay interest on New Hut’s increased indebtedness levels will increase following completion of the Business Combination, and the demands on New Hut’s cash resources will correspondingly increase. The increased levels of indebtedness following completion of the Business Combination could also reduce funds available for capital expenditures, share repurchases and dividends, and other activities and may create competitive disadvantages for New Hut relative to other companies with lower debt levels.
The market price of New Hut’s common stock may be volatile, and holders of New Hut’s common stock could lose a significant portion of their investment due to drops in the market price of New Hut’s common stock following completion of the Business Combination.
The market price of New Hut’s common stock may be volatile, and following completion of the Business Combination shareholders may not be able to resell their New Hut common stock at or above the price at which they acquired the common stock pursuant to the Business Combination Agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to the combined company’s operating performance or prospects.
Specific factors that may have a significant effect on the market price for the New Hut’s common stock include, among others, the following:
•
changes in stock market analyst recommendations or earnings estimates regarding the combined company’s common stock, other companies comparable to it or companies in the industries they serve;

•
actual or anticipated fluctuations in the combined company’s operating results or future prospects;

•
reaction to public announcements by the combined company;

•
strategic actions taken by the combined company or its competitors, such as any contemplated business separation, acquisitions or restructurings;

•
failure of the combined company to achieve the perceived benefits of the Business Combination, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•
adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•
sales of common stock by the combined company, members of its management team or significant shareholders.

Risks Related to the Combined Business
The Business Combination and the expansion of the combined company may lead to an increase in competitive pressure from both existing competitors and new entrants in the already highly competitive digital asset mining industry.
As a result of the Business Combination, New Hut will operate in a greater geographical area than each of Hut 8 and USBTC, separately, does currently. A number of competitors both in North America and around the world conduct digital asset mining operations similar to those conducted by Hut 8 and USBTC. Existing competitors and new entrants in North America and the rest of the world may engage in aggressive customer acquisition campaigns, develop superior offerings or consolidate with other entities and achieve benefits of scale.
In addition, recent developments in the digital asset industry, including several high-profile bankruptcies and escalation of regulatory oversight, could lead to increases in mergers, acquisitions, and other strategic transaction activity in the industry among New Hut’s competition, and increasing consolidation in the digital asset industry. This could significantly alter the competitive landscape in which New Hut expects to operate and lead to increasing competition in digital asset mining as well as adversely impact New Hut’s access to capital and other opportunities.
Such competitive pressures in an already highly competitive market may materially erode New Hut’s market share and negatively impact New Hut’s revenue, and may hinder New Hut’s expansion, which could adversely impact the combined company after the completion of the Business Combination.
Whether or not the Business Combination is completed, the announcement and pendency of the Business Combination will divert significant management resources to complete the Business Combination, which could have an adverse effect on their respective businesses, financial results, and/or market prices.
Whether or not the Business Combination is completed, the announcement and pendency of the Business Combination could cause disruptions in the businesses of Hut 8 and USBTC by directing the attention of management of each of Hut 8 and USBTC toward the completion of the Business Combination. Hut 8 and USBTC have each diverted significant management resources in an effort to complete the Business Combination and are each subject to restrictions contained in the Business Combination Agreement on the conduct of their respective businesses. If the efforts and actions required of Hut 8 and USBTC in order to consummate the Business Combination are more difficult, costly or time consuming than expected, such efforts and actions could result in the additional diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the business and financial results of Hut 8 or USBTC, as applicable. If the Business Combination is not completed, Hut 8 and USBTC will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
Hut 8 and USBTC will incur significant transaction- and integration-related costs in connection with the Business Combination, and any such costs could adversely affect New Hut’s ability to execute on its integration plan.
Hut 8 and USBTC expect to incur a number of non-recurring costs associated with the Business Combination and combining the operations of the two companies. Additionally, each of Hut 8 and USBTC will incur significant transaction costs related to the Business Combination, some of which must be paid even if the Business Combination is not completed. These costs are substantial and include financial advisory, legal and accounting costs. New Hut also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Hut 8 and USBTC continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Business Combination and the integration of the two companies’ businesses. Although Hut 8 and USBTC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow New Hut to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.
New Hut’s future results will suffer if it does not effectively manage its expanded operations following the Business Combination.
Following the Business Combination, the size of the business of New Hut will increase significantly beyond the current size of either Hut 8’s or USBTC’s current businesses on a stand-alone basis. New Hut’s future success depends, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Business Combination.
Coordinating the businesses of Hut 8 and USBTC may be more difficult, costly or time-consuming than expected and New Hut may fail to realize the anticipated benefits of the Business Combination, which may adversely affect New Hut’s business results and negatively affect the value of New Hut’s shares following the Business Combination.
The success of the Business Combination will depend on, among other things, the ability of Hut 8 and USBTC to coordinate their businesses under New Hut in a manner that facilitates growth opportunities. However, Hut 8 and USBTC may not be able to successfully coordinate their respective businesses in a manner that permits anticipated growth to be realized, without adversely affecting current revenues and investments. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Business Combination may not be realized fully, or at all, or may take longer to realize than expected. Specifically, the following issues, among others, must be addressed in order to realize the anticipated benefits of the Business Combination so the combined company performs as expected:
•
coordinating the businesses of Hut 8 and USBTC and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve the growth anticipated to result from the Business Combination;

•
coordinating the companies’ technologies;

•
coordinating the companies’ operating practices, internal controls and other policies, procedures and processes;

•
addressing possible differences in business backgrounds and corporate cultures;

•
coordinating geographically dispersed organizations; and

•
effecting actions that may be required in connection with obtaining regulatory approvals.

Furthermore, the board of directors of New Hut will consist of the certain directors of Hut 8 and certain directors of USBTC. Combining the boards of directors of each company into New Hut’s board could require the reconciliation of differing priorities and philosophies.
An inability to realize the full extent of the anticipated benefits of the Business Combination, as well as any delays encountered in the combination process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the Business Combination. In addition, the actual coordination of the Hut 8 and USBTC businesses under New Hut may result in additional and unforeseen expenses, and the anticipated benefits of the coordination plan may not be realized. If Hut 8 and USBTC are not able to adequately address coordination challenges, they may be unable to successfully coordinate their operations or realize the anticipated benefits of the coordination of the two companies.
The market price of New Hut common stock may decline following the Business Combination.
The market price of New Hut common stock may decline following the Business Combination, and Hut 8 shareholders and USBTC stockholders who receive New Hut common stock as a result of the Business Combination could see a decrease in the value of their investment in New Hut common stock, if, among other things, New Hut is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Business Combination are not realized, or if the transaction costs related to the Business Combination are greater than expected. The market price may also decline if New Hut does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by investors or financial or industry analysts or if the effect of the Business Combination on New Hut’s financial position, results of operations or cash flows is not consistent with the expectations of investors or financial or industry analysts. In addition, many New Hut stockholders and USBTC stockholders may decide to sell the shares of New Hut common stock they receive as a result of the Business Combination. Any such sales of New Hut common stock could have the effect of depressing the market price for New Hut common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the New Hut common stock, regardless of the actual operating performance of the combined company.
New Hut’s business may be impacted by differences in Canadian and U.S. operations.
Hut 8 currently has its head office and conducts its business operations in Canada, while USBTC has its head office and conducts it business operations in the United States. New Hut expects to maintain the existing physical operations of Hut 8 and USBTC in Canada and the United States, respectively. However, New Hut’s principal executive offices will be located in the United States. Certain existing Hut 8 relationships, including with employees, suppliers, contract research organizations, partners, collaborators, governments and other stakeholders, may be subject to disruption as a result of this shift in management and operations to the United States. Conversely, certain existing USBTC relationships could be impacted as a result of the addition of operations outside of the United States. Specifically, certain stakeholders may be reluctant to engage in business with Hut 8 and/or USBTC prior to, or with New Hut following completion of, the Business Combination, or may impose additional conditions on or apply less favorable terms to transactions involving Hut 8, USBTC and/or New Hut. This could have an adverse effect on the business and operations of Hut 8 and USBTC prior to, or New Hut following, completion of the Business Combination.
The rights of New Hut stockholders under Delaware law may differ from the rights of USBTC stockholders under the Nevada law.
Upon completion of the Business Combination, the rights of New Hut stockholders will be governed by applicable Delaware law. While there will be substantial similarities between their rights after the Business Combination and their rights as stockholders of USBTC prior to the Business Combination, there will be some differences, for example with respect to removal of directors, proxy voting, restrictions on dividends and other distributions, exculpation of officers and directors, appraisal and dissenter’s rights, certain restrictions on business combinations and takeovers, and inspection rights. As shown by the examples above, if the Business Combination is consummated, in certain circumstances, holders of shares of New Hut common stock may be afforded different protections under the Delaware General Corporations Law (the “DGCL”)

than USBTC stockholders had under Nevada law. For additional information, please read the section titled “Comparison of Rights of Stockholders” beginning on page 209 of this prospectus.
The Business Combination will result in changes to the Board of Directors at the combined company.
Upon completion of the Business Combination, the composition of the Board of Directors of New Hut will be different from the current boards of Hut 8 and USBTC. New Hut’s Board of Directors will consist of five (5) directors selected by Hut 8 and five (5) directors selected by USBTC. This composition of New Hut’s Board of Directors may affect the future decisions of the company.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
New Hut may be exposed to increased litigation from shareholders, customers, suppliers, consumers and other third parties due to the combination of Hut 8’s business and USBTC’s business following the Business Combination. Such litigation may have an adverse impact on New Hut’s business and results of operations or may cause disruptions to the New Hut’s operations.
If New Hut fails to develop or maintain an effective system of internal controls in the future, it may not be able to accurately report its financial condition or results of operations, which may adversely affect investor confidence in New Hut and, as a result, the value of the New Hut common stock.
Effective internal controls are necessary for New Hut to provide reliable financial reports, prevent fraud and operate successfully as a public company. If New Hut cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. If USBTC fails to remediate the material weakness in its internal control over financial reporting or identify any new material weaknesses in the future, it could limit its ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of New Hut’s annual or interim consolidated financial statements. In such case, New Hut may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and the prices of its securities may decline as a result. New Hut cannot assure you that any measures it may take in the future will be sufficient to avoid potential future material weaknesses.
As a result of being a public company, New Hut will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting beginning in the year following its first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by New Hut management in its internal control over financial reporting. Additionally, when New Hut ceases to be an “emerging growth company” under the federal securities laws, New Hut’s independent registered public accounting firm may be required to express an opinion on the effectiveness of New Hut’s internal controls. If New Hut is unable to confirm that New Hut’s internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of New Hut’s internal controls, New Hut could lose investor confidence in the accuracy and completeness of its financial reports, which could cause the price of New Hut common stock to decline.
The projections and forecasts presented in this prospectus may not be an indication of the actual results of the transaction or Hut 8’s, USBTC’s or New Hut’s future results.
This prospectus contains projections and forecasts relating to each of Hut 8, USBTC and New Hut. None of the projections and forecasts included in this prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination, or toward complying with SEC guidelines, GAAP or IFRS. Accordingly, such projections and forecasts should not be viewed as public guidance. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Hut 8, USBTC and New Hut. Important factors that may affect actual results of Hut 8, USBTC and New Hut or could lead to such projections and forecasts not being achieved include, but are not limited to: each of Hut 8’s and USBTC’s ability to obtain power at its operational sites at favorable rates, their abilities to maintain operations at their existing operational sites, Hut 8’s remediation testing at the Drumheller site, and Hut 8’s ability to relocate and re-energize the miners from its North Bay site, volatility in the price of Bitcoin, the potential future regulation of the digital asset industry and the state of the market for digital assets generally, closing of the Business Combination and the timing thereof, the ability to successfully integrate Hut 8 and USBTC, and other factors described under the captions “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus. Investors are accordingly cautioned not to place undue reliance on the projections, as the projections may be materially different than actual results.
Risks Relating to Hut 8’s Business
If Bitcoin were determined to be an investment security, Hut 8 could be required to register as an investment company.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court.
The classification of Bitcoin as a security by the SEC could result in Hut 8 being deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of Hut 8’s operations, and Hut 8 would be very constrained in the kind of business it could do as a registered investment company. Further, Hut 8 would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. Hut 8 registering and complying with relevant regulation would result in Hut 8 incurring substantial additional expenses and would have a materially adverse impact on Hut 8’s operations.
Regulatory changes or actions may alter the nature of an investment in Hut 8 or restrict the use of digital assets in a manner that adversely affects its operations.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Certain countries such as China and Russia have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. Such restrictions may adversely affect Hut 8 as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of Hut 8 to continue as a going concern or to pursue its strategy at all. Ongoing and future regulatory actions may also have a material adverse effect on the value of any Bitcoin Hut 8 mines or otherwise acquires or holds for its own account. The effect of any future regulatory change on Hut 8 or any digital asset that Hut 8 may mine is impossible to predict, but such change could be substantial and adverse. Investors should consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoin.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding of trading in digital assets may then be considered illegal and subject to sanctions. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining companies to additional regulation. Bitcoin and other digital assets are viewed differently across various regulatory and standards-setting organizations internationally, as well as in the United States at the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the IRS consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CFTC”) classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. On July 25, 2017, the SEC released an investigative report which indicates that the SEC would, in some circumstances, consider the offer and sale of Blockchain tokens pursuant to an initial coin offering subject to U.S. securities laws. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset. Similarly, on August 24, 2017, the Canadian Securities Administrators published CSA Staff Notice 46-307 — Cryptocurrency Offerings, providing guidance on whether initial coin offerings, pursuant to which tokens are offered to investors, are subject to Canadian securities laws.
Digital asset trading platforms may also be subject to increased regulation, and there is a risk that increased compliance costs are passed through to users. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value. Note that although Bitcoin is not currently treated as a security by the SEC, the exchanges on which Bitcoin is traded typically provide trading services with respect to numerous other digital assets, some of which may be deemed to be securities by the SEC, and some of them are currently under investigation by the SEC and other regulators. This could result in a decrease in the overall price of Bitcoin which could have a material adverse impact on Hut 8’s operations and financial performance.
The SEC has recently proposed regulations which would require investment advisers (including fund managers of many funds) to custody all digital assets they hold on behalf of clients with “qualified custodians.” Because the majority of digital assets exchanges are not “qualified custodians,” and because these exchanges require users to prefund their trades (in effect requiring users to place digital assets in custody with them), it may be practically impossible for investment advisers to hold digital assets on behalf of their institutional clients or managed funds. The exit of institutional investors and funds from the market for Bitcoin could have a material adverse effect on the price of Bitcoin and thus on Hut 8’s results of operations.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in Hut 8’s common shares. Such a restriction could result in Hut 8 liquidating its Bitcoin inventory at unfavorable prices and may adversely affect Hut 8’s shareholders.
Hut 8 may face several risks due to disruptions in the digital asset markets, including but not limited to the risk from depreciation in Hut 8’s stock price, financing risk, risk of increased losses or impairments in its investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets.
The use of digital assets to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Hut 8’s operations. The factors affecting the further development of the industry, include, but are not limited to:
•
Continued worldwide growth in the adoption and use of digital assets;

•
Governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital asset systems. See the section entitled “Risk Factors — Risks Relating to Hut 8’s Business — Regulatory changes or actions may alter the nature of an investment in Hut 8 or restrict the use of digital assets in a manner that adversely affects its operations”;

•
Changes in consumer demographics and public tastes and preferences;

•
The maintenance and development of the open source software protocol of the network;

•
The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
General economic conditions and the regulatory environment relating to digital assets; and

•
Consumer sentiment and perception of Bitcoin specifically and digital assets generally.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of Bitcoin to decline. For example, in the first half of 2022, each of Celsius Network LLC, et al. (“Celsius”), Voyager Digital Ltd., et al. (“Voyager”), and Three Arrows Capital (“Three Arrows”) declared bankruptcy, resulting in a loss of confidence among participants in the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, BlockFi Inc. (“BlockFi”) and FTX Trading Ltd. (“FTX”), the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. Most recently, in January 2023, Genesis Global Holdco, LLC, et al. (“Genesis”) filed for bankruptcy.
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in Bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, including the price of Bitcoin, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in Bitcoin’s value. Because the value of Bitcoin is derived from the continued willingness of market participants to exchange government-issued currency that is designated as legal tender in its country of issuance through government decree, regulation or law for Bitcoin, should the marketplace for Bitcoin be jeopardized or disappear entirely, permanent and total loss of the value of Bitcoin may result. Such a decrease in Bitcoin price may have a material and adverse effect on Hut 8’s results of operations and financial condition as the results of Hut 8’s operations are significantly tied to the price of Bitcoin. Declines in the price of Bitcoin may also impact the value of collateral with regard to Hut 8’s loan facility. If the price of Bitcoin were to decline precipitously, the value of Hut 8’s collateral package under the Coinbase Agreement would also decline. While Hut 8 would still be able to draw from the Coinbase Agreement facility even if the value of the collateral declines, Hut 8’s ability to raise additional financing from existing or new lenders may be impaired by the current digital asset market disruption.
The failure or insolvency of large exchanges like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in Hut 8. Such market volatility and decrease in Bitcoin price may have a material and adverse effect on Hut 8’s results of operations and financial condition as the results of Hut 8’s operations are significantly tied to the price of Bitcoin. Hut 8 may loan digital assets to a borrower for a specific period of time in exchange for a fee. While Hut 8 intends to only transact with counterparties it believes to be creditworthy, there can be no assurance that a counterparty will not default and that Hut 8 will not sustain a material loss on a transaction as a result. As of the date hereof, Hut 8 has not experienced any material impact resulting from the bankruptcy filings of FTX, Three Arrows, Celsius, Voyager, BlockFi, and Genesis and the attendant disruptions in the digital asset markets.
Genesis is owned by Digital Currency Group Inc. (“DCG”), which also owns Foundry Digital LLC (“Foundry”), one of Hut 8’s mining pool providers; however, at this time, Hut 8 believes it is not subject to any material risks arising from its previous exposure to Genesis. Hut 8 entered into a master borrow agreement on January 6, 2021, which was subsequently amended on August 24, 2021, pursuant to which Hut 8 provided Genesis Global Capital, LLC (“Genesis Capital”) with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.00% per annum. The 1,000 Bitcoin that were loaned to Genesis Capital were returned to Hut 8 on May 12, 2022, and no Bitcoin is currently loaned by Hut 8 to Genesis Capital pursuant to the master borrow agreement or any other similar arrangement. Other than the Genesis entities, Hut 8 (i) has no direct exposure to any digital asset entities that have recently filed for bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to Hut 8 to have (x) experienced material excessive redemptions or withdrawals or suspended redemptions or withdrawals of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures.

Events in 2022 have increased the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.
The collapse of TerraUSD and Luna and the bankruptcy filings of FTX and its subsidiaries, Three Arrows, Celsius, Voyager, Genesis and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset exchanges and custodians. The U.S. regulatory regime — namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (“FDIC”), and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including Bitcoin and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require Hut 8 to comply with certain regulatory regimes, which could result in new costs for Hut 8. Hut 8 may have to devote increased time and attention to regulatory matters, which could increase costs. New laws, regulations, and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including Bitcoin, which could have a negative effect on the value of Bitcoin, which in turn would have a negative effect on the value of Hut 8’s common shares.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect Hut 8’s current and projected business operations and Hut 8’s financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
For example, Hut 8’s cash is held in accounts at Canadian banking institutions. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Canada Deposit Insurance Corporation (“CDIC”) insurance limits in Canada. If such banking institutions were to fail, Hut 8 could lose all or a portion of those amounts held in excess of such insurance limitations. As the FDIC continues to address the situation with Silicon Valley Bank (“SVB”), Signature Bank (“Signature Bank”) and other banking institutions, the risk of loss in excess of insurance limitations and otherwise has increased across financial institutions. There is no guarantee that the CDIC, U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. Any loss that Hut 8 may experience in the future could have a material and adverse effect on Hut 8’s ability to pay its operational expenses or make other payments and may require Hut 8 to move its accounts to other banks, which could cause delays in making payments to its vendors and employees, among other counterparties, and cause other business and operational disruptions.
Risks Relating to USBTC’s Business
If USBTC fails to effectively manage its growth, its business, financial condition and results of operations would be harmed.
USBTC is a development stage company with a small management team and is subject to the strains of ongoing development and growth, which will place significant demands on management and operational and financial infrastructure. Although USBTC may not grow as expected, if USBTC fails to manage its growth effectively or to develop and expand its managerial, operational and financial resources and systems, USBTC’s business and financial results would be materially harmed.
USBTC may not be able to manage growth effectively, which could damage its reputation, limit growth and negatively affect USBTC’s operating results. Further, USBTC cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in its business sector and USBTC may lose out on those opportunities. Such circumstances could have a material adverse effect on USBTC’s business, prospects or operations.
USBTC is an early-stage company with limited operating history and may never become profitable.
USBTC is an early-stage company currently focused on developing Bitcoin mining operations and investing in blockchain-focused technologies, newly formed in December 2020, and has a limited operating history. To date, USBTC has incurred losses as set forth below and may never become profitable. USBTC has built a Bitcoin mining operation, operating specialized computers manufactured by Bitmain, Canaan and MicroBT (also known as “miners”) that generate Bitcoin. USBTC had a net loss of $31.8 million and $9.1 million for the fiscal year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 (audited), respectively. In addition, USBTC had a net loss of $63.9 million for the nine months ended March 31, 2023 (unaudited) and $6.5 million for the nine months ended March 31, 2022 (restated, unaudited). As of March 31, 2023, USBTC had an accumulated deficit of $104.8 million.
Additionally, there can be no assurance that additional funding will be available to USBTC for the development of its business, which will require the commitment of substantial resources. USBTC may be required to liquidate its digital assets (including Bitcoin assets) if other capital is not available to it on commercially reasonable terms. Accordingly, you should consider USBTC’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that USBTC may be unable to:
•
successfully implement or execute its business plan, or demonstrate that its business plan is sound;

•
adjust to changing conditions or keep pace with increased demand; or

•
attract and retain an experienced management team; or raise sufficient funds in the capital markets to effectuate its business plan.

USBTC operates in an industry subject to various regulatory and technological uncertainties.
USBTC operates Bitcoin mining operations in New York, Texas, and Nebraska. As Bitcoin, other digital assets, and blockchain technologies evolve and become more widely available, the services and products associated with them may evolve. Future regulations may require USBTC to change its business model to comply fully with federal and state laws regulating power generation, Bitcoin mining, or provision of Bitcoin mining services to third parties.
To remain competitive with peers, USBTC may need to modify aspects of its business model from time to time. USBTC cannot offer any assurance that these or any other changes will be successful or will not result in harm to its business. USBTC may not be able to manage its growth effectively, which could damage its reputation, limit its growth, and negatively affect its operating results. Furthermore, USBTC cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in the market. As a result, USBTC may not capture those opportunities. Such circumstances could have a material adverse effect on the USBTC’s business, prospects or operations.
The cost of obtaining new and replacement miners and parts has historically been capital-intensive and is likely to continue being capital-intensive, which could materially and adversely affect USBTC’s business, financial condition, and results of operations.
USBTC’s mining operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with mining digital assets is lower than the price of the digital assets mined at the time of sale. Miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond the company’s control. Additionally, as technology evolves, the company may acquire newer models of miners to remain competitive in the market.
For example, the miners and other equipment purchased by USBTC since the company’s inception will eventually degrade due to ordinary wear and tear from usage and may also be lost or damaged due to factors outside of the USBTC’s control. When this happens, these miners and equipment need to be repaired or replaced. The process of upgrading mines and equipment requires substantial capital investment, and USBTC may face challenges in executing upgrades on a timely and cost-effective basis based on availability of new miners and the company’s access to adequate capital. If USBTC is unable to obtain a sufficient unit volume of miners and equipment at scale, it may be unable to remain competitive in a highly competitive and evolving industry. If this happens, USBTC may not be able to mine digital assets as efficiently or at a comparable scale as competitors. As a result, the company’s business, financial condition, and results of operations could suffer. This could, in turn, materially and adversely affect the trading price of the company’s common stock and investors could lose part or all of their investment.
The price of new miners may be linked to the price of Bitcoin and other digital assets, and the cost of obtaining new and replacement miners may increase if the price of Bitcoin rises, which could materially and adversely affect USBTC’s business, financial condition and results of operations.
There are reports indicating that miner manufacturers adjust miner prices based on the price of Bitcoin. As a result, the USBTC’s cost of obtaining new miners can be unpredictable and significantly higher than USBTC’s historical cost of obtaining new miners. USBTC’s business, financial condition, and results of operations are dependent on its ability to sell the Bitcoin it mines at a price greater than its cost to produce Bitcoin. As the cost of obtaining new miners increases, the cost of producing Bitcoin also increases. This requires a corresponding increase in the price of Bitcoin for USBTC to maintain profitability.
USBTC observed a significant increase in market demand for miners when Bitcoin prices rose into the end of the calendar year 2021. Concurrently, USBTC observed a significant increase in the unit price of new model miners in the market. While USBTC cannot know definitively if these two phenomena are linked, it has observed a measurable increase in the price of new miners offered by manufacturers coinciding with a rise in the price of Bitcoin. If this phenomena exists in the future, USBTC may obtain new miners and other hardware from manufacturers or from other third parties at a cost higher than its historical cost.
USBTC incurs a significant upfront capital cost each time it acquires new miners, and the company may not realize the benefit of these capital expenditures. If this occurs, the company’s business, financial condition, and results of operations could be materially and adversely affected should the future price of Bitcoin not be sufficiently high.
USBTC may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect its business, financial condition, and results of operations.
In the past, USBTC has observed periods of shortage in new miners available for purchase and a delay in delivery schedules for new miner purchases. There is no assurance that miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner.
In the event that miner manufacturers or other suppliers are not able to keep pace with, or fail to satisfy, demand, USBTC may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet its business needs. Additionally, should any suppliers default on purchase agreements with USBTC, the company may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. Furthermore, there is no guarantee that USBTC would succeed in recovering any of the deposits paid for such purchases, which could materially and adversely affect its business, financial condition, and results of operations.
Miner manufacturers may continue requiring significant advance deposits before orders are fulfilled and delivered.
In the past, miner manufacturers have required advance deposits for miner purchases. If this continues in the future, USBTC may need to tie up significant amounts of cash several months before it receives and is able to deploy purchased miners to generate revenue. These advance deposits further drive the financial burden of operating a capital-intensive business. Miner manufacturers holding a deposit from USBTC may go out of business before delivering purchased miners, or for other reasons fail to deliver the miners associated with the deposit. There is no certainty that, in such circumstances, USBTC would succeed in recovering any of its deposit, which could materially and adversely affect its business, financial condition, and results of operations.
USBTC may acquire other businesses and/or assets or form strategic alliances or joint ventures that could negatively affect its operating results, dilute shareholder ownership, increase debt, or cause it to incur significant expenses; notwithstanding the foregoing, USBTC’s growth may depend on its success in identifying and completing such transactions.
USBTC may seek to pursue additional acquisitions of businesses and/or assets and/or enter into strategic alliances or joint ventures. However, it cannot offer any assurance that any such acquisition or partnership will be successful. USBTC may not be able to identify suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If USBTC completes any acquisitions, it may not be able to integrate these acquisitions successfully into its existing business. In addition, in the event that USBTC acquires any existing businesses, it may assume unknown or contingent liabilities.
Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on the company’s business, financial condition, and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that would otherwise be focused on developing and expanding the company’s existing business. USBTC may experience losses related to potential investments in other companies, which could materially and adversely affect its business, financial condition, and results of operations. Furthermore, USBTC may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if those benefits do not materialize.
Although USBTC expects that the acquisition of the King Mountain JV interest will result in benefits to it, USBTC may not realize those benefits due to unforeseen difficulties.
USBTC recently acquired its 50% interest in the King Mountain JV, including assuming an approximately $96.8 million promissory note in connection with the acquisition. USBTC acquired this interest on an “as is” basis from a bankruptcy administrator or trustee with limited representations, which limits USBTC’s recourse against the sellers of the interest after closing, which in turn may expose us to unexpected material losses or expenses after the closing. USBTC’s diligence investigations with respect to the King Mountain JV were limited, which may also expose us to unexpected material losses or expenses after the closing.
USBTC may be unable to raise the additional capital needed to grow its business.
If the price of Bitcoin declines, and as the company expects to need to raise additional capital to expand its operations and pursue its growth strategy, and to respond to competitive pressures or unanticipated working capital requirements, USBTC may seek but fail to obtain additional debt or equity financing on favorable terms, if at all, which could impair its growth and adversely affect its existing operations. If USBTC were to raise additional equity financing, its shareholders may experience significant dilution of their ownership interest, and the value of their investment could decline. Furthermore, if USBTC were to raise additional debt financing, the company’s debtors would likely have priority over holders of equity with respect to order of payment preference. USBTC may be required to accept terms that restrict its ability to incur additional indebtedness or take other actions, including terms that require it to maintain a specified level of liquidity or other balance sheet ratios that may not be in the interests of other shareholders.
If there are significant changes to the method of validating blockchain transactions, such changes could reduce demand for USBTC’s blockchain hosting services or for USBTC’s miner equipment.
New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on computing power as an advantage to validating blocks. USBTC’s transaction processing operations, and, to USBTC’s knowledge, the operations of its potential hosting customers, are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of USBTC’s efforts to optimize and improve the efficiency of its digital asset mining operations, USBTC may be exposed to the risk in the future of losing the benefit of its capital investments and the competitive advantage USBTC hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Any such change to transaction validating protocols could have a material adverse effect on USBTC’s business, financial condition and results of operations.
Failure to price hosting contracts correctly may lead USBTC to operate these contracts at a loss, which could have a material adverse effect on its business, financial condition, and results of operations.
USBTC hosting contracts may be structured with margin-based or cost-plus pricing that considers the estimated power consumption of hosting client miners and other costs of service. USBTC’s ability to generate a profit on contracts with such pricing structures requires that it accurately forecast these costs over the contracted time period. Failure to do so could have a material adverse effect on the business, financial condition, and results of operations.
Failure of critical systems of the hosting facilities operated by USBTC and the services provided by USBTC could have a material adverse effect on its business, financial condition, and results of operations.
The critical systems of the hosting facilities operated by USBTC and the services provided by USBTC are subject to failure. Any failure in the critical systems of any hosting facility operated by USBTC or services provided by USBTC, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, whether or not within the company’s control, could result in service interruptions to the company’s customers and/or damage to equipment, which could significantly disrupt the normal business operations of the company’s customers, harm the company’s reputation, and reduce the company’s revenue. Temporary downtime at any hosting facility operated by USBTC could reduce the amount of Bitcoin mined by the company and thereby reduce the profitability of its hosting customers. The destruction or severe impairment of any of the hosting facilities operated by USBTC could result in significant downtime and loss of customer data. Since the company’s ability to attract and retain customers depends on its ability to provide a reliable service, even minor interruptions in service could harm the company’s reputation and negatively impact its revenue and profitability. Any of these events may result in financial penalty, which could have a material adverse effect on its business, financial condition, and results of operations.
The services provided by USBTC are subject to temporary or permanent interruption by factors that include but are not limited to:
•
Power loss;

•
Equipment failure;

•
Human error and accidents;

•
Theft, sabotage, and vandalism;

•
Failure by USBTC or its suppliers to provide adequate service or maintain equipment;

•
Network connectivity downtime and fiber cuts;

•
Service interruptions resulting from server relocation;

•
Security breaches of infrastructure;

•
Improper or inadequate building maintenance by the company;

•
Physical, electronic, and cybersecurity breaches;

•
Animal incursions;

•
Fire, earthquake, hurricane, tornado, flood and other natural disasters;

•
Extreme temperatures;

•
Water damage;

•
Public health emergencies; and

•
Terrorism.

Moreover, service interruptions and equipment failures may expose USBTC to potential legal liability. As the services provided by USBTC may be critical to its customers’ business operations, any disruption in services could result in lost profit or other indirect or consequential damages to its customers. Although customer contracts typically contain provisions limiting the company’s liability, there can be no assurance that a court would enforce any contractual limitations on the company’s liability in the event that one of its customers brings a lawsuit against it as the result of a service interruption that they ascribe to the company. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that the company may not be able to mitigate. In such cases, USBTC may be liable for substantial damage awards, which could have a material adverse effect on its business, financial condition, and results of operations.
USBTC may not be able to obtain new hosting and transaction processing hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on its business, financial condition and results of operations.
Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices. USBTC and its customers and potential customers have experienced, and may in the future experience, difficulty in obtaining new equipment or replacement components for USBTC’s and its customers’ existing equipment, including graphics processing units and application-specific integrated circuit chipsets and computer servers, which has had, and in the future may have, a material impact on the demand for USBTC’s services and associated revenue. Currently, restrictions on digital asset mining in China have increased availability of used mining equipment and decreased prices of new mining equipment. In addition, these restrictions have decreased available mining facilities in China and increased demand for hosting in countries outside of China including the United States. To the extent miners view this used equipment as a viable alternative to purchasing new miners from USBTC, USBTC’s equipment sales may suffer, which could have a material adverse effect on USBTC’s business, financial condition and results of operations.
USBTC’s commercial success depends in large part on its ability to contribute computing power to pools that mine digital assets for the company and its hosting customers, attract and retain customers within the company’s hosting and property management businesses, and sell mining equipment profitably. Increases in power costs or an inability to mine digital assets efficiently at favorable prices will reduce the company’s operating margins, impact its ability to attract and retain customers, and harm its growth prospects and could have a material adverse effect on USBTC’s business, financial condition and results of operations.
USBTC’s growth depends in large part on its ability to contribute computing power to pools that mine digital assets for the company and its hosting customers, attract and retain customers within the company’s hosting and property management businesses, and sell mining equipment profitably. With respect to its hosting and property management businesses, USBTC may not be able to attract and retain customers for a number of reasons, including if:
•
there is a reduction in the demand for USBTC’s services due to macroeconomic factors;

•
there is a reduction in demand for USBTC’s services due to a broader secular reduction in demand for such services in the underlying digital asset mining sector;

•
USBTC is unable to provide services that meet the needs of existing or potential customers;

•
USBTC fails to effectively market the company and its services to potential customers;

•
USBTC fails to price its hosting or property management services attractively;

•
USBTC provides hosting or property management services that are deemed by existing and potential customers to be inferior to those of its competitors;

•
USBTC fails to meet customers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred site design specifications, security considerations and connectivity;

•
businesses decide to host or manage sites internally as an alternative to the use of USBTC’s services;

•
USBTC fails to successfully communicate the benefits of its services to potential customers;

•
USBTC is unable to strengthen awareness of its brand; and

•
potential customers are unable to secure the digital asset mining equipment required to engage USBTC in the capacity of a third party hosting provider or property manager.

If USBTC is unable to obtain hosting or property management customers at favorable terms or at all, it could have a material adverse effect on its business, financial condition and results of operations.
USBTC generates a meaningful share of its hosting revenue from a small number of customers, and the loss of, or a significant decrease in business from, a number of these customers and/or a failure to attract new customers could have a material adverse effect on the company’s business, financial condition, and results of operations.
To date, USBTC has generated a significant share of its hosting revenue from a small number of customers. Any failure to meet customer expectations could result in the cancellation or non-renewal of hosting contracts and loss of associated revenue. Any event leading to the early termination of a hosting contract, including, but not limited to, customer bankruptcy or force majeure events that disrupt facility operations or damage customer miners, could result in the loss of revenue associated with those contracts. If USBTC were unable to offset lost revenue by refilling vacant capacity with other miners in the case of customer churn or by repossessing miners in the case of customer default, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
If USBTC does not accurately predict its hosting facility requirements, it could have a material adverse effect on its business, financial condition and results of operations.
The costs of building out, leasing and maintaining USBTC’s hosting facilities may constitute a significant portion of USBTC’s capital and operating expenses. In order to manage growth and ensure adequate capacity for USBTC’s digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, USBTC continuously evaluates its short- and long-term data center capacity requirements. If USBTC overestimates its business’ capacity requirements or the demand for its services and therefore secure excess data center capacity, USBTC’s operating margins could be materially reduced. If USBTC underestimates its data center capacity requirements, USBTC may not be able to service the expanding needs of its existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on its business, financial condition and results of operations.
USBTC operates a number of data centers for third party owners under the USMIO brand and cannot execute changes to strategy and operations without owner consent, which could result in suboptimal financial performance and may have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC has entered into property management agreements (“PMAs”) with the owners of Charlie, Delta, and Echo. Under these agreements, USBTC is paid a fixed fee to operate each data center and partakes in an incentive structure that compensates USBTC for introducing and executing initiatives that increase revenue and decrease costs. At times, USBTC may recommend certain changes to a data center’s strategy or operations, including, but not limited to, modification of the data center’s energy curtailment approach, repricing or cancellation or existing customer hosting contracts, or hiring new personnel, to increase revenue, decrease costs, and/or strengthen data center operations.
As the given data center owner must consent to certain changes recommended by USBTC, and as the given owner may not consent to such changes, USBTC will not always have ultimate control over key decisions that drive the financial and operating performance of these data centers. If USBTC is unable to implement decisions required to operate these data centers profitably and effectively, it could negatively impact the revenue and profitability of its partners and harm the reputation of both its partners and USBTC. This could have a material adverse effect on USBTC’s business, financial condition, and results of operations.

Furthermore, if USBTC were to fail to meet the expectations of third party data owners for any reason within or beyond its control, its partners could cancel or decline to renew its contracts with USBTC. If USBTC were unable to offset lost revenue by securing new PMAs, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC faces certain risks associated with its current joint venture and may face similar risks in the future by entering into other joint ventures, and the materialization of any of these risks may have a material adverse effect on the company’s business, financial condition, and results of operations.
Joint ventures inherently involve a lesser degree of control over business strategy and operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with them, and require the diversion of financial and management resources from existing operations or alternative opportunities. USBTC may be dependent on partners, controlling shareholders, management, or other persons or entities who control the joint venture and who may have business interests, strategies, or goals that are inconsistent or competitive with those of USBTC. Furthermore, joint venture partners receive access to USBTC’s intellectual property and other resources, which introduces the risk of theft and/or exploitation.
For example, USBTC owns a 50% membership interest in a joint venture with one of the world’s largest renewable energy producers with respect to the Echo data center in King Mountain, Texas. Decision making control over the joint venture’s actions rests in a committee of four member managers, two from each Member of the joint venture (USBTC and its partner). If the member managers of USBTC and its joint venture partner are not aligned with respect to business interests, strategies, or goals, or if the member managers of USBTC and its joint venture partner cannot reach agreement in decision-making processes, there is a risk that USBTC may not be able to operate the King Mountain site optimally from a financial, legal, operational, regulatory, and/or compliance perspective. If this situation materializes, it may have a material adverse effect on the company’s business, financial condition, and results of operations.
Business decisions or other actions or omissions of the partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of USBTC’s interest in the joint venture, result in litigation or regulatory action against USBTC, and may otherwise damage USBTC’s reputation and brand. USBTC’s ability to realize value from its joint ventures may be limited by applicable securities laws and regulations. If USBTC fails to address the foregoing risks or other problems encountered in connection with past or future joint ventures, new technologies, services, and other assets, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC faces certain risks associated with its current indebtedness, and failure to service debt under contracted terms may have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC is subject to a number of risks associated with its indebtedness. USBTC must dedicate a portion of its cash flows from operations to pay debt service costs, and it therefore has less funds available for operations and other purposes. All else being equal, USBTC is more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in the industry and general economic conditions. If USBTC were to default under any of its existing credit facilities or if its creditors demand payment of a portion or all of its indebtedness, USBTC may not have sufficient funds to make such payments and/or it may result in the repossession of assets encumbered by its creditors.
For example, pursuant to USBTC’s loan agreement with Anchorage Lending CA, LLC (“Anchorage”), USBTC and certain of its subsidiaries are obligated to repay the amount borrowed from Anchorage of approximately $49.0 million. In addition, pursuant to the loan agreement, the outstanding loan amount is secured by certain assets of USBTC and certain of its subsidiaries. In the event that USBTC and/or certain of its subsidiaries fail to pay the outstanding loan amounts or otherwise default under the loan agreement, Anchorage will be entitled to, amongst other remedies, (i) declare the outstanding loan amount immediately due and payable and/or (ii) enforce the rights granted to it pursuant to its security interests, including foreclosing upon the assets subject to the security interest. In addition, USBTC assumed a $96.8 member loan at a subsidiary level in connection with its King Mountain JV acquisition. While USBTC, as a parent entity, is not a guarantor under the loan, in the event that USBTC and/or its subsidiaries fail to pay the outstanding loan amounts or otherwise defaults under the loan, it may have a material adverse effect on USBTC’s business, financial condition and results of operations.

If USBTC is unable to increase the operating scale of its Alpha and Echo data centers as planned, the company will be required to find alternative options to increase the operating scale of its data center portfolio. If this scenario were to materialize and if USBTC was unsuccessful in its effort to expand its operating scale by other means, it may adversely affect your investment.
USBTC plans to increase the operating scale of its Alpha and Echo data centers by energizing additional miners at each site. The company faces several risks as it executes this plan, including, but not limited to, the risk that USBTC fails to secure regulatory approval and the risk that it is not prepared, for reasons within or beyond its control, to energize miners in a timely manner or at all upon their delivery. If USBTC is unable to successfully increase the operating scale of its Alpha and Echo data centers, and if the company were unsuccessful in its effort to expand its operating scale by other means, it may adversely affect your investment.
USBTC may face risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin.
A disruption of the Internet may affect the use of Bitcoin and subsequently the value of USBTC’s securities. Generally, Bitcoin and USBTC’s business of mining digital assets is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of Bitcoin and USBTC’s ability to contribute computing power to pools that mine Bitcoin.
USBTC may become dependent on third-party brokers and direct suppliers to source some or all of its miners, and failure to properly manage these relationships, or the failure of these brokers or suppliers to perform as expected, could have a material adverse effect on USBTC’s business, prospects or operations.
While USBTC has historically purchased miners directly from miner manufacturers, it may in the future rely on third-party brokers or other suppliers to source some or all of its miners. USBTC cannot ensure that business interruptions will not occur as a result of the potential failure of these brokers or suppliers to perform as expected, for reasons including, but not limited to, the failure to secure acceptable or a sufficient number of miners for USBTC.
Like USBTC, many of USBTC’s industry peers have purchased mining equipment at scale in the past, which has at times resulted in a worldwide shortage of mining equipment and extended delivery schedules for new miner purchases. USBTC cannot ensure that miner manufacturers will be able to keep pace with potential increases in demand for mining equipment in the future. Furthermore, resource constraints or regulatory barriers could affect USBTC’s ability to purchase and secure miners. For example, China has experienced power shortages in the past, which at times led to business disruptions to certain of USBTC’s miner manufacturer suppliers. There is a possibility that certain miner manufacturers may relocate their manufacturing activities from China to other countries following the September 2021 regulatory blanket ban on digital asset mining and transactions in China. Such factors, including power outages and the relocation of manufacturing activities, could result in cancellations or delays and may negatively impact USBTC’s ability to receive mining equipment on a timely basis or at all.
In the past, increased demand for miners has also limited the supply of miners that brokers can source. USBTC cannot ensure that brokers, if engaged, or suppliers will continue to perform to USBTC’s satisfaction or under commercially attractive terms. Brokers or suppliers may also decline USBTC’s orders to fulfill orders from a competitor, which could harm USBTC’s competitive position. If USBTC’s brokers or suppliers were to not provide services according to USBTC’s needs or to become unable to produce and deliver the volume of miners required by USBTC, USBTC may not be able to find alternative means of purchasing and securing miners in a timely manner. Any delays, interruptions, or increased costs resulting from these dynamics could have a material adverse effect on USBTC’s business, prospects or operations.
USBTC may become involved in legal proceedings from time to time, which could adversely affect USBTC. USBTC cannot predict the outcome of any legal proceedings with respect to its current and past business activities.
From time to time, USBTC may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom it does business and other proceedings, whether arising in the ordinary course of business or otherwise. USBTC evaluates its exposure to legal and regulatory proceedings and establishes reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require USBTC to change its business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could adversely affect USBTC’s business, financial condition and results of operations.
For example, USBTC, and its wholly-owned subsidiary, U.S. Data Technologies Ltd. were defendants in a lawsuit filed by the City of Niagara Falls and the Director of the Department of Code Enforcement of the City of Niagara Falls on November 17, 2022 (City of Niagara Falls, et al. v. U.S. Data Technologies Group Ltd., et al., index no. E178623/2022, Niagara County Supreme Court), pursuant to which the plaintiffs were seeking to enjoin USBTC’s digital asset mining operations in Niagara Falls on the basis of alleged non-compliance with, and absence of required permits under, Niagara Falls’ recently amended zoning ordinance (the “Niagara Falls Litigation”). On December 1, 2022, the Niagara County Supreme Court issued a temporary restraining order directing USBTC to restrain from violating the law, continuing to mine digital assets, and engaging in business on the property. USBTC believed that the enactment of the recent amendment to the zoning ordinance was procedurally invalid and constitutionally unsound. In connection with the Niagara Falls Litigation, on April 7, 2023, USBTC entered into a settlement with the City of Niagara Falls (the “Niagara Falls Settlement”), which settled all such claims underlying the Niagara Falls Litigation and terminated the temporary restraining order against USBTC. In connection with the Niagara Falls Settlement, USBTC was required to pay the City of Niagara Falls a $100,000 compliance fee as well as $180,000 of the city’s attorney’s fees incurred with the Niagara Falls Litigation. In addition, USBTC is subject to ongoing noise level restrictions, which if not complied with, could result in fines under the terms of the Niagara Falls Settlement. For more information regarding the Niagara Falls Settlement, see “Information about USBTC — Legal Proceedings.” Any violation of the noise restraints under the Niagara Falls Settlement may result in the accumulation of fines or the voluntary shutdown of the site’s operations, both of which would have a material adverse effect on USBTC’s business and results of operations.
In addition, responding to lawsuits brought against USBTC and governmental inquiries or legal actions that USBTC may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect USBTC’s business, results of operations or financial condition, and USBTC could incur substantial monetary liability and/or be required to change its business practices.
The properties included in USBTC’s mining and hosting network may experience damages, including damages that are not covered by insurance.
USBTC’s current mining and hosting operations in New York, Nebraska and Texas are, and any future mines USBTC establishes will be, subject to a variety of risks relating to physical condition and operation, including:
•
the presence of construction or repair defects or other structural or building damage;

•
any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•
any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•
and claims by employees and others for injuries sustained at USBTC properties.

For example, a mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures USBTC takes to protect against these risks may not be sufficient. Additionally, a mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. USBTC’s insurance may cover all or a portion of the replacement cost of any lost or damaged miners, but does not cover any interruption of its mining activities; USBTC’s insurance therefore may not be adequate to cover the losses it suffers as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in its network, such mines may not be adequately repaired in a timely manner or at all and USBTC may lose some or all of the future revenues anticipated to be derived from such mines.
USBTC has previously identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect USBTC’s ability to report its results of operations and financial condition accurately and in a timely manner.
In connection with the preparation of USBTC’s consolidated financial statements as of June 30, 2022 and for the fiscal year ended June 30, 2022, management and its independent registered public accounting firm identified material weaknesses in internal controls over accounting for revenue related transactions, accounting for income taxes, accounting for equity method investments and accounting for complex transactions. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. USBTC’s management is responsible for the internal control over financial reporting of USBTC and is taking steps to address the material weaknesses, including:
•
Expanding the accounting and finance functions of USBTC by hiring additional employees within the accounting and finance departments of the USBTC, which has already been initiated and expected to be fully operational by June 30, 2023;

•
The engagement of a third-party firm to assist USBTC in its income tax preparation process;

•
The engagement of a third-party firm to assist USBTC in its equity accounting processes;

•
The engagement of a third-party firm to assist USBTC for its complex revenue and other transactions;

•
The implementation of additional, stronger controls relating to its revenue recognition and impairment process on a go forward basis; and

•
The implementation of an oversight process where third-party firms are managed by senior team members and reliance on any third-party reports is reviewed and approved by authorized personnel at USBTC.

USBTC expects its remediation plan described above to be fully completed by December 31, 2023. USBTC has not incurred any material expenses to date with respect to its remediation plan, and it does not expect to incur any material additional costs through its completion. USBTC will also continue to expend the necessary resources, including accounting-related costs to significantly enhance management oversight. If any of these new or improved controls and systems do not perform as expected, USBTC may experience additional deficiencies in its controls.
There can be no assurance that other material weaknesses will not arise in the future. Any material weaknesses in USBTC’s internal control over financial reporting could cause New Hut to fail to meet its future reporting obligations or could result in material misstatements in its financial statements, which in turn could have an adverse effect on its financial condition. Any material weakness could also adversely affect the results of the periodic management evaluations and, to the extent New Hut is no longer an emerging growth company, the annual auditor attestation reports regarding the effectiveness of New Hut’s internal control over financial reporting that will be required under Section 404 of the Sarbanes- Oxley Act of 2002. Internal control deficiencies could also cause investors to lose confidence in the reported financial information which could have an adverse effect on the trading price of New Hut’s securities.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect USBTC’s current and projected business operations and financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

For example, the majority of USBTC’s cash is held in accounts at U.S. banking institutions. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the FDIC insurance limits. If such banking institutions were to fail, USBTC could lose all or a portion of those amounts held in excess of such insurance limitations. While the FDIC took control of SVB, on March 10, 2023, USBTC did not have any accounts with SVB and therefore did not experience any specific risk of loss related to SVB. The FDIC also took control of Signature Bank on March 12, 2023. USBTC maintained certain operating accounts with Signature Bank prior to its closure and has since transferred all of its deposits previously held with the bank to other banking institutions. The Federal Reserve announced that account holders with Signature Bank would be made whole. However, as the FDIC continues to address the situation with SVB, Signature Bank and other banking institutions, the risk of loss in excess of insurance limitations and otherwise has increased across financial institutions. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. Any loss that USBTC may experience in the future could have a material and adverse effect on USBTC’s ability to pay its operational expenses or make other payments, and may require USBTC to move its accounts to other banks, which could cause delays in making payments to its vendors and employees, among other counterparties, and cause other business and operational disruptions.
USBTC has completed a rescission offer of privately issued securities, with one offeree choosing to accept USBTC’s rescission offer to date (the “Rescission Offer”).
In July 2021, USBTC offered to repurchase 31,422 shares of Series A Preferred Stock of USBTC (the “Series A Shares”), 62,431 shares of common stock of USBTC sold during the USBTC’s “founder” round (the “Founder Common Shares”), 37,510 shares of common stock of USBTC sold during the USBTC’s “seed” round (the “Seed Common Shares,” and together with the Founder Common Shares, the “Rescission Offer Common Shares,” and the Series A Shares, the “Rescission Shares”) and up to an aggregate principal amount of $5.87 million promissory notes outstanding plus applicable accrued interest outstanding (the “Promissory Notes,” and together with the Rescission Shares, the “Rescission Securities”). The Rescission Securities were originally purchased in private transactions by certain persons who are or were residents of California, Florida, Illinois, Maryland, Massachusetts, Pennsylvania, Nevada, New Jersey, New York, Texas, Virginia, Washington, Puerto Rico, Canada, the Cayman Islands, Hong Kong and the United Arab Emirates at the time such Rescission Securities were purchased.
Management of USBTC became aware that (i) court orders (the “SEC Orders”) against two of USBTC’s now-former stockholders, John Stetson and Mark Groussman, which, among other things, restrain and enjoin such stockholders from violating certain federal securities laws, may have precluded USBTC from relying on certain federal and state securities exemptions for the offerings since such stockholders may have been deemed “promoters” based on certain of their activities in one or more of the offerings, (ii) it is possible that payments made to certain persons may be deemed as a commission or finder’s fee in connection with one or more of the offerings and (iii) given the fact that proper notification and/or other provisions for an exemption may not have been complied with, the sale of certain Rescission Securities may not have been in compliance with state securities, “blue sky” or other applicable laws. Additionally, a current beneficial owner of securities of USBTC is a family member of a third defendant implicated in the SEC Order. It is possible the USBTC stockholder relationship with such individual could be subject to regulatory scrutiny and alleged by regulators as USBTC acting in concert with the bad actor defendants. Because of the aforementioned items, it is possible that the disclosure provided to subscribers in the aforementioned offerings was incomplete. As a result, USBTC elected to conduct the Rescission Offer. All equity previously held by Messrs. Stetson and Groussman and any of their family members and/or affiliates has been sold to other equity holders of USBTC, and USBTC has taken all other actions necessary as of August 2021 so that Messrs. Stetson and Groussman no longer have any involvement with USBTC.
The Rescission Offer remained open until the earlier of (i) the date on which USBTC received written responses from all offerees and (ii) 30 days after delivery of the Rescission Offer. As of the date of this prospectus, the Rescission Offer has closed and only one holder of 126 Series A Shares elected to have USBTC redeem his investment and rescind his purchase of the Series A Shares. If all securityholders were to have accepted the Rescission Offer, USBTC would have been required to pay approximately $41.2 million in the aggregate. As of the date of this prospectus, USBTC has voluntarily paid off the $5.87 million in Promissory

Notes. USBTC has experienced significant negative cash flow from operations to date and may continue to experience significant negative cash flow in the future. While USBTC has experienced historical losses and liquidity issues, it had enough cash or cash equivalents to pay the one holder of Series A Shares. However, in the future, should additional holders of Rescission Securities seek to rescind their prior purchases or should the validity of the Rescission Offer be contested for any reason, USBTC may not have enough cash or cash equivalents to pay any holders of Rescission Securities who may claim they continue to have a right to rescind their purchase of Rescission Securities.
USBTC is subject to orders in three states, Massachusetts, Maryland and Virginia, and its failure to comply with federal and state securities laws and regulations in connection with the Rescission Offer could subject USBTC to additional enforcement actions, monetary fines and penalties, disqualifications under federal securities laws, and impair its ability to raise capital in the future.
USBTC is relying upon exemptions from the securities registration provisions of the federal and state securities laws and regulations in connection with the Rescission Offer. In relying upon such exemptions, USBTC has the burden of ensuring compliance with such laws for the Rescission Offer, including the applicable state anti-fraud provisions. As of the date of this prospectus, USBTC has voluntarily disclosed the Rescission Offer and corresponded with the state securities regulators in the states of California, Maryland, New Jersey, Pennsylvania, Virginia, Massachusetts and Washington regarding the Rescission Offer and has been advised by all such states that no further actions are necessary. Given that USBTC believes that the Rescission Securities were exempt from registration under Section 4(a)(2) of the Securities Act, USBTC does not believe there were any violations of federal securities laws, and as such, has not notified any federal regulators regarding the Rescission Offer.
In connection with the Rescission Offer, the Commonwealth of Massachusetts, Office of the Secretary of the Commonwealth, Securities Division (the “Massachusetts Division”) issued a Consent Order, Docket No. E-2022-0011, on March 22, 2022 (the “Massachusetts Order”) in lieu of a hearing. The Massachusetts Order recited that the Massachusetts Division had conducted an investigation of USBTC pursuant to the Massachusetts Uniform Act, Mass. Gen. Laws c. 110A the (“Massachusetts Securities Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”), and reviewed self-reported allegations of alleged sales of unregistered securities of USBTC in the State of Massachusetts in potential violation of the Massachusetts Securities Act and Massachusetts Regulations which securities had not been determined to be exempt from registration requirements. As had been agreed by and consented to by USBTC, the Massachusetts Order, in summary, required USBTC to (i) permanently cease and desist from committing violations of the Massachusetts Securities Act; (ii) offer to rescind securities purchase transactions with five Massachusetts residents; (iii) submit the necessary paperwork and pay the necessary fees in order to register the sales to the Massachusetts residents with the Massachusetts Division; and (iv) pay an administrative fine in the amount of $1.0 million. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Massachusetts-specific disclaimers, to the five Massachusetts residents, who collectively held 4,335 Series A Shares, in April 2022. The Massachusetts investors reconfirmed their declination of the offer to rescind. In April 2022, USBTC paid the $1.0 million administrative fine.
In connection with the Rescission Offer, USBTC entered into a Stipulation for Consent Order, Case No. 2021-0127, on November 5, 2021 (the “Maryland Order”) in lieu of a hearing, following receipt of a Consent Order from the Maryland Securities Division of the Office of the Attorney General Division (the “Division”). The Maryland Order recited that the Commissioner had reviewed allegations that unregistered securities of USBTC were sold by USBTC in the State of Maryland in violation of Section 11-101 et seq. of the Maryland Securities Act, Md. Code Ann., Corps. And Ass’ns. (the “Maryland Securities Act”) which securities had not been determined to be exempt from registration requirements. As had been agreed by USBTC, the Maryland Order, in summary, required USBTC to offer to rescind securities purchase transactions with three Maryland residents, admit to the jurisdiction of the Division as to substance and entry of the Maryland Order, and comply with the provisions of the Maryland Securities Act in any and all such future Maryland offers and sales of securities. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Maryland-specific disclaimers, to the three Maryland residents, who collectively held 1,876 Seed Shares and 126 Series A Shares, in November 2021. The Maryland investors reconfirmed their declination of the offer to rescind.

In connection with the Rescission Offer, USBTC entered into a Settlement Order, Case No. 2021-00029, on October 26, 2021 (the “Virginia Order”) in lieu of a hearing, following receipt and approval of the Settlement Order from the Commonwealth of Virginia, State Corporation Commission’s (the “Commission”) Division of Securities and Retail Franchising (Richmond) (the “Virginia Division”). The Virginia Order recited that the Virginia Division had conducted an investigation of USBTC pursuant to Section 13.1-518 of the Virginia Securities Act (the “Virginia Act”) and Section 13.1-501 et seq. of the Code of Virginia, and reviewed self-reported allegations of alleged sales of unregistered securities of USBTC in the State of Virginia in violation of Section 13.1-507 of the Virginia Act which securities had not been determined to be exempt from registration requirements. As had been agreed by and consented to by USBTC, the Virginia Order, in summary, required USBTC to (i) offer to rescind securities purchase transactions with four Virginia residents; (ii) pay to Virginia a monetary penalty and fees to defray the Division investigatory costs in the amounts of $5,000 and $1,000, respectively; (iii) admit to the jurisdiction and authority of the Commission as to substance and entry of the Virginia Order, and (iv) comply with the provisions of the Virginia Securities Act in any and all such future Virginia offers and sales of securities. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Virginia- specific disclaimers, to the four Virginia residents, who collectively held 750 Founder Common Shares, 1,875 Seed Common Shares and 441 Series A Shares, in October 2021. The Virginia investors reconfirmed their declination of the offer to rescind.
If, for any reason, USBTC fails to comply with the applicable state securities exemptions, or has failed in the past to comply, it may, among other things, subject USBTC to both investigations and administrative actions by federal and/or state regulatory agencies, administrative fines and penalties, disqualifications from use of exemptions under federal securities laws, or actions for rescission or for damages. There is no guarantee that USBTC will not become subject to such actions in the future. Such actions, if commenced, could have a material adverse effect on USBTC’s ability to raise necessary capital in the future. While USBTC has always endeavored to fully comply with all such laws, there is no assurance that any non-compliance will not have a material adverse effect on USBTC.
USBTC may continue to have potential liability even after the Rescission Offer is complete.
USBTC issued the Rescission Securities which may not have been exempt from the registration or qualification requirements under the federal and state securities laws of certain states at the time of issuance. In order to address this issue, USBTC made the Rescission Offer to all holders of any outstanding Rescission Securities which may have been issued without an exemption from the registration and qualification requirements under applicable foreign, federal and state securities laws and USBTC has since received responses from all holders of Rescission Securities regarding the Rescission Offer. However, the Securities Act does not provide that a Rescission Offer will extinguish a holder’s right to rescind the purchase of a security that was not registered or exempt from the registration requirements under the Securities Act. Consequently, in the future, holders may choose to exercise their rescission rights. There is no guarantee that this will not happen, and, as such, USBTC may remain liable under the Securities Act for the purchase price of the Rescission Securities subject to the Rescission Offer.
USBTC’s Regulatory Related Risks
If USBTC were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for USBTC to continue its business as contemplated and could have a material adverse effect on its business, financial condition and results of operations.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. USBTC does not believe that it is an “investment company,” as such term is defined in either of those sections of the Investment Company Act. USBTC intends to conduct its operations so that it will not be deemed an investment company.

USBTC believes that it is not engaged in the business of investing, reinvesting, or trading in securities, and USBTC does not hold itself out as being engaged in those activities. To date, the SEC staff have treated Bitcoin as a commodity, but it is possible that the SEC may deem Bitcoins and other digital assets an investment security in the future, although USBTC does not believe any of the Bitcoin it owns, acquires or mines are securities. As a result of USBTC’s investments and its digital asset mining activities, it is possible that the investment securities USBTC holds in the future could exceed 40% of its total assets, exclusive of U.S. government securities and cash items, particularly if such SEC treatment changes, and, accordingly, USBTC could determine that USBTC has become an inadvertent investment company under the second definition above. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions or exemptions under the Investment Company Act. One such exemption, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As of the date hereof, USBTC does not believe it is an inadvertent investment company. If USBTC does become an inadvertent investment company in the future, USBTC may take actions to cause the investment securities held by it to be less than 40% of its total assets, which may include acquiring assets with the cash and Bitcoin on hand or liquidating investment securities or Bitcoin or seeking a no-action letter from the SEC if USBTC is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or Bitcoin could result in losses.
As the Rule 3a-2 exemption is available to a company no more than once every three years, and assuming no other exclusion or exemption is available to USBTC, USBTC would have to keep within the 40% limit for at least three years after it relies on Rule 3a-2 and subsequently cease being an inadvertent investment company. This may limit USBTC’s ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on USBTC’s earnings. In any event, USBTC does not intend to become an investment company engaged in the business of investing and trading securities.
Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming, expensive and restrictive and would require a restructuring of USBTC’s operations, and USBTC would be very constrained in the kind of business it could do as a registered investment company. Further, USBTC would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in USBTC incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on USBTC’s operations. Furthermore, USBTC’s classification as an investment company could adversely affect its ability to engage in future combinations, acquisitions or other transactions on a tax-free basis.
USBTC is subject to a highly-evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations.
Bitcoin and other forms of digital assets have been the source of significant regulatory scrutiny in the United States and internationally. Bitcoin and other digital assets are viewed disparately across various regulatory and standards-setting organizations internationally, as well as in the United States at the federal and state levels. For example, the FATF and the IRS consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The CTFC classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without significant restrictions. In some jurisdictions, such as in the United States, digital assets are subject to regulatory requirements and considerations. For example, the SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws and have issued reports, orders, and statements that provide guidance on when a cryptocurrency may be a security for purposes of the U.S. federal securities laws. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. If laws and regulations evolve or the SEC changes its position with respect to whether Bitcoin is regarded as a type of security, we may be subject to Investment Company Act and other regulations surrounding securities.
There is also a risk that relevant authorities in any jurisdiction may impose more onerous regulation on or scrutiny of Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes could involve significant compliance or other costs, or otherwise have a material adverse impact on USBTC’s business model, operations, and financial performance. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a significant decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further adverse impact on the price of Bitcoin.
Digital asset trading platforms may also be subject to increased regulation, and there is a risk that increased compliance costs are passed through to users, including USBTC, as it exchanges Bitcoin earned through its mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have a material adverse impact on USBTC’s operations and financial performance. Note that although Bitcoin is not currently treated as a security by the SEC, the exchanges on which Bitcoin is traded typically provide trading services with respect to numerous other digital assets, some of which may be deemed to be securities by the SEC, and some of them are currently under investigation by the SEC and other regulators as well. If any of these exchanges are shut down due to regulatory action or have their activities significantly curtailed or otherwise modified, it could become more difficult for USBTC and other holders of Bitcoin to monetize holdings. This could also result in a decrease in the overall price of Bitcoin which could have a material adverse impact on USBTC’s operations and financial performance.
The SEC has recently proposed regulations which would require investment advisers (including fund managers of many funds) to custody all digital assets they hold on behalf of clients with “qualified custodians.” Because the majority of digital assets exchanges are not “qualified custodians,” and because these exchanges require users to prefund their trades (in effect requiring users to place digital assets in custody with them), it may be practically impossible for investment advisers to hold digital assets on behalf of their institutional clients or managed funds. The exit of institutional investors and funds from the market for Bitcoin could have a material adverse effect on the price of Bitcoin and thus on USBTC’s results of operations.
In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CTFC, the SEC, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market, in light of the FTX and other bankruptcies. Increasing regulation and regulatory scrutiny may result in new costs for USBTC and its management may have to devote increased time and attention to regulatory matters or change aspects of its business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require USBTC to comply with certain regulatory regimes. For example, to the extent that USBTC’s activities cause it to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), USBTC may be required to comply with FinCEN regulations, including those that would mandate it to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin that USBTC may be able to mine as well as the value of Bitcoin and, consequently, USBTC’s business, prospects, financial condition and operating results.
USBTC cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact USBTC’s business. If USBTC fails to comply with such additional regulatory and registration requirements, it may seek to cease certain of its operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on USBTC’s ability to pursue its business model at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any digital assets it holds or expect to acquire for its own account.
Blockchain technology may expose USBTC to sanctioned or blocked persons or may result in unintentional or inadvertent violations of sanctions, laws and regulations.
USBTC is subject to the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including prohibitions on conducting direct or indirect business with persons named on, or owned or controlled by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. USBTC is also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of today, Cuba, Iran, North Korea, Syria, and the Crimea region), and may be prohibited from dealing with persons in other jurisdictions subject to limited U.S. sanctions such as Venezuela and Russia. However, because of the pseudonymous nature of blockchain transactions, USBTC may inadvertently and without knowledge directly or indirectly engaging in transactions with or for the benefit of prohibited persons. OFAC sanctions violations are typically regarded as “strict liability” violations, meaning USBTC may be held responsible for transacting with prohibited parties even if USBTC has no knowledge that a particular counter party is a prohibited person under the OFAC sanctions regulations.
If it is determined that USBTC has transacted with prohibited persons, even inadvertently, this could result in reputational harm, the imposition of fines or penalties, and costs associated with governmental inquiries and investigations. All of the foregoing could be substantial.
The digital asset economy is novel and has little to no access to policymakers or lobbying organizations, which may harm USBTC’s ability to effectively react to proposed legislation and regulation of digital assets or digital asset platforms adverse to its business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of digital asset networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors. For instance, in July 2019, then-U.S. Treasury Secretary Steven Mnuchin stated that he had “very serious concerns” about digital assets. In recent months, members of Congress have made inquiries into the regulation of digital assets, and Gary Gensler, Chair of the SEC, has made public statements regarding increased regulatory oversight of digital assets. Outside the United States, several jurisdictions have banned so-called initial coin offerings, such as China and South Korea, while Canada, Singapore, Hong Kong, have opined that token offerings may constitute securities offerings subject to local securities regulations. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading, and in September 2021, Chinese regulators instituted a blanket ban on all digital asset mining and transactions, including overseas digital asset exchange services taking place in China, effectively making all digital asset-related activities illegal in China (the “China Ban”).
The digital asset economy is novel and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for digital assets for illicit usage may effect statutory and regulatory changes with minimal or discounted inputs from the digital asset economy. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways that harm the digital asset economy or digital asset platforms, which could adversely impact USBTC’s business.
Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if USBTC is unable to properly characterize a digital asset, USBTC may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect USBTC’s business, operating results, and financial condition.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis. The SEC Staff has indicated that the determination of whether or not a digital asset is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. However, the SEC and its staff have taken positions that certain digital assets are “securities” — often in the context of enforcement actions — and USBTC does not currently hold any digital assets for which the SEC or its staff has taken such a position. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form). Bitcoin is the only digital asset as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, cannot be generalized to any other digital asset and may evolve. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. To date, USBTC only holds Bitcoin which, as stated above, has not been treated as a “security” by the SEC. However, USBTC has implemented an analysis framework to assess whether any digital assets USBTC may hold in the future may be deemed to be a “security” in light of the guidance released to date by the SEC. USBTC’s analysis framework takes into account (i) U.S. federal securities laws, case law and other published guidance, (ii) available information and facts relating to the digital asset and (iii) USBTC’s deep understanding of the digital asset technologies it may choose to hold in the future. In addition, in conducting the legal analysis relating to whether a digital asset constitutes a “security” under the U.S. federal securities laws, USBTC requires that the analysis be performed in close consultation with subject-matter experts from functional areas of USBTC, such as operations, product, data, engineering and security, who can provide significant technical expertise, as well as external legal counsel. Although USBTC’s policies and procedures are intended to enable it to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, including federal securities laws, USBTC’s assessments are not definitive legal determinations or binding as to whether a particular digital asset is a security under such laws. Accordingly, regardless of USBTC’s conclusions, USBTC could be subject to legal or regulatory action in the event the SEC or a court were to determine that a digital asset supported by USBTC’s platform is a “security” under U.S. law.
In November 2022, FTX, a leading digital asset exchange filed for bankruptcy in the Bahamas and the United States which was followed by a criminal indictment against senior management, including the founder. These proceedings had a significant adverse impact on USBTC’s industry. In January 2023, the SEC sued two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. Whether there will be additional legislation or regulation of digital assets is uncertain. While USBTC believes its holdings are not a security, USBTC cannot assure you that future legislation or regulation will not have an adverse effect upon USBTC.
To the extent that the SEC or a court determines that any digital assets USBTC holds, or chooses to hold in the future, are securities, that determination could prevent USBTC from continuing to hold or mine those digital assets. It could also result in regulatory enforcement penalties and financial losses in the event that USBTC has liability to its customers and needs to compensate them for any losses or damages. USBTC could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Moreover, the networks on which such digital assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that Bitcoin or Ethereum is a security could draw negative publicity and cause a decline in the general acceptance of digital assets. Also, it would make it more difficult for Bitcoin or Ethereum, as applicable, to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities. Lastly, any determination that a digital asset USBTC holds, or chooses to hold in the future, is a “security” may require USBTC to register as an investment company under the Investment Company Act.
Certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” If Bitcoin or any other supported digital asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.
It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries, which would adversely affect USBTC’s business operations.
Although currently digital assets generally are not regulated or are lightly regulated in most countries, countries such as China and Russia have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. In 2021, China instituted the China Ban. In other nations, including Russia, it is illegal to accept payment in Bitcoin or other digital assets for consumer transactions, and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect USBTC as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects, or operations and potentially the value of any Bitcoin USBTC mines or otherwise acquires or holds for its own account, ultimately harming investors.
USBTC’s business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. USBTC is required to obtain, and to comply with, government permits and approvals.
USBTC’s business may be subject to extensive U.S. federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause USBTC to incur significant additional costs or adversely impact USBTC’s ability to compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and USBTC cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on USBTC’s business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, USBTC’s business, financial condition, results of operations and prospects could be negatively impacted.
USBTC may become subject to environmental laws and regulations that could increase its costs of doing business and adversely impact its business, financial condition and results of operations.
USBTC’s operations may be subject to federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. One or more of these developments could adversely impact USBTC’s operations, increase USBTC’s environmental compliance costs and potentially reduce the extent of USBTC’s business, any of which could have a material adverse effect on USBTC’s business, results of operations and financial condition.
The regulatory and legislative developments related to climate change may materially adversely affect USBTC’s brand, reputation, business, results of operations and financial position.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite USBTC’s sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on USBTC and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where USBTC operates or on electricity that USBTC purchases could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines, could in turn put USBTC facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact USBTC’s ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, USBTC cannot predict how legislation and regulation will affect USBTC’s financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by USBTC or other companies in the same industry could harm USBTC’s reputation. Any of the foregoing could have a material adverse effect on USBTC’s financial position, results of operations and cash flows.
USBTC’s cost of compliance with existing and new environmental laws could have a material adverse effect on USBTC.
USBTC is subject to extensive environmental regulation by governmental authorities, including the United States Environmental Protection Agency (“EPA”), and state environmental agencies and/or attorneys general. USBTC may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If USBTC fails to comply with these regulatory requirements, USBTC could be forced to reduce or discontinue operations or become subject to administrative, civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to USBTC or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on USBTC.

The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. While USBTC does not currently own any electricity generation facilities, in the future, the EPA may also propose and finalize additional regulatory actions that may adversely affect USBTC’s ability to cost-effectively develop new generation facilities. Future federal and/or state regulatory actions could require USBTC to install significant additional control equipment, resulting in potentially material costs of compliance for new power generation facilities USBTC may possibly pursue in the future, including capital expenditures, higher operating and fuel costs and potential production curtailments. These costs could have a material adverse effect on USBTC. USBTC may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if USBTC fails to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed or adversely modified, the operation of future or current generation facilities could be stopped, disrupted, curtailed or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification or additional costs could have a material adverse effect on USBTC.
In addition, USBTC may be responsible for any on-site liabilities associated with the environmental condition of facilities that USBTC has acquired, leased, developed or sold, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, USBTC may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against USBTC or fail to meet its indemnification obligations to USBTC.
USBTC could be materially and adversely affected if currently proposed and/or new regulations are implemented or if new federal or state legislation or regulations are adopted to address global climate change, or if USBTC is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas (“GHG”) emissions.
There is attention and interest nationally and internationally about global climate change and how GHG emissions, such as CO2, contribute to global climate change. Over the last several years, the U.S. Congress and state and federal authorities have considered and debated several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or GHG emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards. A number of federal court cases have been filed in recent years asserting damage claims related to GHG emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including USBTC) that produce GHG emissions. USBTC could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change or if USBTC are subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.
USBTC’s Power Generation-Related Risks
USBTC’s financial performance may be impacted by price fluctuations in the power market, as well other market factors that are beyond USBTC’s control.
USBTC’s revenues, cost of doing business, results of operations and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond USBTC’s control. Market prices for power, capacity and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Long- and short-term power prices may also fluctuate substantially due to other factors outside of USBTC’s control, including:
•
changes in generation capacity in USBTC’s markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional transmission capacity;

•
environmental regulations and legislation;

•
electric supply disruptions, including plant outages and transmission disruptions;

•
changes in power transmission infrastructure;

•
fuel transportation capacity constraints or inefficiencies;

•
changes in law, including judicial decisions;

•
weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

•
changes in commodity prices and the supply of commodities, including but not limited to natural gas, coal and oil;

•
changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

•
development of new fuels, new technologies and new forms of competition for the production of power;

•
fuel price volatility;

•
economic and political conditions;

•
supply and demand for energy commodities;

•
supply chain disruption of electrical components needed to transmit energy;

•
availability of competitively priced alternative energy sources;

•
ability to procure satisfactory levels of inventory; and

•
changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for USBTC’s Bitcoin mining activities. While USBTC does not generate power for itself today, USBTC may choose to do so in the future. The above risks could apply to USBTC’s current or future energy procurement.
Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing conflict in Ukraine, could negatively impact USBTC’s business, results of operations, and financial condition.
Global conflict could increase costs and limit availability of energy and other resources USBTC depends upon for its business operations. For example, while USBTC does not operate in Russia or Ukraine, the increasing tensions between the United States and Russia and the other effects of the ongoing conflict in Ukraine have resulted in many broader economic impacts such as the United States imposing sanctions and bans against Russia and Russian products imported into the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for USBTC to conduct its mining operations. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to USBTC’s supply chain, and/or a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact USBTC’s business, results of operations, and financial condition.
Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on USBTC’s Bitcoin mining activities, results of operations, cash flows and financial condition.
USBTC is subject to liability risks relating to the competitive power generation business and its operations. USBTC currently draws power from various power sources, which include the New York Independent System Operator (“NYISO”) grid and the Electric Reliability Council of Texas (“ERCOT”) grid. Those grids and any power plants or facilities that USBTC may acquire in the future require periodic maintenance and repair. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability.
USBTC cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on USBTC’s business, liquidity, financial condition and results of operations. If USBTC significantly modifies a unit, USBTC may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act, as amended from time to time, which would likely result in substantial additional capital expenditures.
The conduct of USBTC’s physical and commercial operations subjects USBTC to many risks, including risks of potential physical injury, property damage or other financial liability, caused to, or by, employees, customers, contractors, vendors, contractual or financial counterparties and other third parties.
Natural or manmade events may cause the production of power to fall below USBTC’s expectations.
USBTC’s electricity demand depends upon its various power grids’ ability to maintain the working order of their power generation facilities. A natural or manmade disaster, severe weather such as snow and ice storms, or accident could adversely affect the ability of energy source and miners to operate or require USBTC to shut down its facilities, miners or related operations. To the extent USBTC experiences a prolonged interruption with respect to its power source or a transmission outage due to natural or manmade events, USBTC’s supply of electricity could materially decrease. USBTC may also incur significant repair and clean-up costs associated with these events. The effect of the failure of established power sources to operate as planned as described above could have a material adverse effect on USBTC’s business, financial condition and results of operations.
The grids that USBTC relies on for energy may not be able to operate as planned, which may increase USBTC’s expenses and decrease its revenues and have an adverse effect on USBTC’s business, financial condition and results of operations.
The operation of the grids USBTC relies on, including the NYISO and ERCOT grids, as well as USBTC’s information technology systems and other assets and conduct of other activities subjects USBTC to a variety of risks, including the breakdown or failure of equipment, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/ transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact USBTC’s ability to conduct its businesses efficiently and lead to increased costs, expenses or losses. Planned and unplanned outages with respect to the power grids that USBTC relies on may require USBTC to purchase power at then-current market prices which could have a negative impact on the cost structure of USBTC’s Bitcoin mining operations.
USBTC may be required to obtain, and to comply with, government permits and approvals.
USBTC may be required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of USBTC’s operations.
USBTC’s inability to procure and comply with the permits and licenses that may be required for its operations, or the cost to us of such procurement or compliance, could have a material adverse effect on USBTC. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws, may cause activities at USBTC’s facilities to need to be changed to avoid violating applicable laws and regulations or elicit claims that historical activities at USBTC’s facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, USBTC may be required to undertake significant capital investments and obtain additional operating permits or licenses, which could have a material adverse effect on USBTC. For example, USBTC entered into the Niagara Falls Settlement, which requires compliance with certain conditions in connection with its operations at its Alpha Site. Any noncompliance could result in fines under the Niagara Falls Settlement or other adverse consequences, such as further litigation or the shutdown of the site’s operations, which would have a material adverse effect on USBTC’s business, financial position and results of operations. See “Risks Related to

USBTC’s Business — USBTC may become involved in legal proceedings from time to time, which could adversely affect USBTC. USBTC cannot predict the outcome of any legal proceedings with respect to its current and past business activities.”
In addition, natural risks such as earthquake, flood, lightning, hurricane and wind, other human-made hazards, such as nuclear accidents, dam failure, gas or other explosions, mine area collapses, fire, structural collapse, machinery failure and other dangerous incidents are inherent risks in its operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant, equipment, and transmission lines, contamination of, or damage to, the environment and suspension of operations. Further, USBTC’s employees and contractors work in, and the general public may be exposed to, potentially dangerous environments at or near USBTC’s operations. As a result, employees, contractors, customers and the general public are at risk for serious injury, including loss of life.
USBTC’s Digital Asset Mining Related Risks
The open-source structure of the digital asset network protocol, including Bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in USBTC.
The Bitcoin network, for example, operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer, Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which USBTC is mining on may adversely affect an investment in USBTC.
Significant Bitcoin network contributors could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network, could adversely affect an investment in USBTC.
Significant Bitcoin network contributors could propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoins. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the Bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may adversely affect an investment in USBTC securities.
The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in USBTC.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.
Recent events in the industry, such as filing for and seeking protection of Chapter 11 proceedings by major market participants, may have significant impact on further development and acceptance of digital asset networks and digital assets as they exposed how unpredictable and turbulent the digital assets industry can be. Specifically, the Chapter 11 Bankruptcy filings of digital asset exchange FTX (including its affiliated hedge fund, Alameda Research LLC) significantly reduced confidence in the digital assets industry as it was one of the largest digital asset trading platforms. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s Chapter 11 filing  — namely, among others, BlockFi, as one of the largest digital assets lending companies. Failure of key institutions in the digital asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.
The closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX, due to fraud or business failure, has disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. Thus, the failures of key market participants and systemic contagion risk is expected to, as a consequence, invite stricter regulatory scrutiny. All this could have a negative impact on further development and acceptance of digital asset networks and digital assets, including Bitcoin. See “— USBTC is subject to a highly-evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations.”
Other factors that could affect further development and acceptance of digital asset networks and other digital assets include, but are not limited to:
•
continued worldwide growth in the adoption and use of digital assets as a medium of exchange;

•
governmental regulation of Bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar digital asset systems;

•
changes in consumer demographics and public tastes and preferences;

•
the maintenance and development of the open-source software protocol of the network, including software updates and changes to network protocols that could introduce bugs or security risks;

•
the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

•
the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
the use of the networks supporting digital assets for developing smart contracts and distributed applications;

•
general economic conditions and the regulatory environment relating to digital assets;

•
environmental restrictions on the use of power to mine Bitcoin and a resulting decrease in global Bitcoin mining operations;

•
an increase in Bitcoin transaction costs and a resultant reduction in the use of and demand for Bitcoin; and

•
negative consumer sentiment and perception of Bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on USBTC’s ability to continue as a going concern or to pursue its business strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations as well as potentially negative effect on the value of any Bitcoin USBTC mines or otherwise acquires or hold for its own account, which would harm investors in USBTC securities.
Although USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations may still be adversely affected by recent events beyond its control.
While USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations could be adversely affected by recent events beyond its control, including the fallout from the Chapter 11 Bankruptcy filings of FTX, Three Arrows, digital asset hosting provider Compute North LLC (“Compute North”), Celsius, Voyager, BlockFi, and Genesis. Most recently, in January 2023, Genesis filed for Chapter 11 bankruptcy. Genesis is owned by DCG, who also owns Foundry, one of USBTC’s mining pool operators, and Genesis Global Trading, Inc., one of USBTC’s digital asset brokers. At this time, USBTC believes that there are no material risks to its business arising from previous exposure to Genesis. USBTC sold approximately 1,822 Bitcoin to Genesis for the period from April 2022 to July 2022, for which USBTC has received all cash settled as part of those transactions.
In September 2022, Compute North filed for Chapter 11 bankruptcy. At the time, Compute North was hosting 500 machines owned by USBTC at one of its Texas facilities. The Texas facility was acquired by a third-party institutional investor that now hosts the 500 machines and also selected USBTC to operate the facility through a formal request-for-proposal process. The Texas facility is what USBTC now refers to as the Delta Site.
Other than Genesis and Compute North, USBTC (i) has no direct exposure to any digital asset entities that have recently filed for Chapter 11 bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to USBTC to have (x) experienced material excessive redemptions, withdrawals or suspended redemptions or withdrawal of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures. USBTC’s business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader digital asset industry.
USBTC’s reliance on a third-party mining pool service providers, Foundry, Ultimus and ViaBTC, for its mining revenue payouts may have a negative impact on its operations such as a result of cyber-attacks against the mining pool operator and/or USBTC’s limited recourse against the mining pool operator with respect to rewards paid to USBTC.
USBTC receives digital asset mining rewards from its mining activity through third-party mining pool operators, Foundry, Ultimus and ViaBTC. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. USBTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute USBTC’s pro-rata share of Bitcoin mined to USBTC based on the computing power USBTC contributes.
Under USBTC’s mining pool agreements with Foundry, Ultimus and ViaBTC, USBTC’s daily payout is calculated based on USBTC’s Hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. USBTC’s pool fee in relation to these agreements is currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s Hashrate contributed. USBTC did not use the Ultimus pool prior to October 3, 2022, nor the Foundry pool prior to April 15, 2022.
Furthermore, USBTC may terminate these agreements and withdraw from the mining pool at any time at USBTC’s election by giving notice to the pool operators. Should one of USBTC’s pool operator’s systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact USBTC’s ability to mine and receive Bitcoin mining rewards. Furthermore, USBTC is dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by USBTC and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power USBTC provided.
While USBTC has internal methods of tracking both its processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine USBTC’s proportion of a given reward. USBTC has little means of recourse against mining pool operators if USBTC determines the proportion of the reward paid out to USBTC by the mining pool operator is incorrect, other than leaving the pool. If USBTC is unable to consistently obtain accurate proportionate rewards from its mining pool operators, USBTC may experience reduced reward for its efforts, which would have an adverse effect on USBTC’s business and operations.
Banks and financial institutions vary in the services they provide to businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.
Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citigroup, J. P. Morgan and BlackRock, allow customers to carry and invest in Bitcoin and other digital assets, the acceptance and use by banks of digital assets, including Bitcoin, varies. However, a number of companies that provide Bitcoin or other digital asset-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the digital assets industry, as well as recent bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult for digital asset-related companies to find banking or financial services.
Additionally, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban. However, in 2020, the Office of the Comptroller of the Currency of the U.S. Treasury Department announced that national banks and federal savings associations may provide digital asset custody services for customers. USBTC cannot accurately predict the level and scope of services that these institutions will offer to businesses engaging in Bitcoin or other digital asset related activities.
The usefulness of Bitcoin, the only digital asset USBTC currently mines, as a payment system and the public perception of Bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other digital asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede USBTC’s ability to convert Bitcoin to fiat currencies. Such factors could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and harm investors.
USBTC may face several risks due to disruptions in the digital asset markets, including but not limited to, financing risk, risk of increased losses or impairments in its investments or other assets, risks of legal proceedings and government investigations, reputational risk and risks from price declines or price volatility of digital assets.
In the second half of 2022 and beginning of 2023, some of the well-known digital asset market participants, including digital asset lenders Celsius, Voyager, Three Arrows and Genesis, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. See “— Although USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations may still be adversely affected by recent events beyond its control.”
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to USBTC, its customers or on the digital asset industry as a whole.
Although USBTC does not believe its exposure to these entities has had a material effect on its business, the failure or insolvency of large exchanges like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on USBTC’s results of operations and financial condition and USBTC expects that its results of operations to continue to be affected by the Bitcoin price as the results of USBTC’s operations are significantly tied to the price of Bitcoin.

The impact of geopolitical and economic events on the supply and demand for digital assets, including Bitcoin, is uncertain and could lead to increased volatility.
Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of USBTC’s inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in generally uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in Bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to USBTC and investors in its common stock. Political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or impacted markets. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mine or otherwise acquires or holds for its own account.
Governmental actions may have a materially adverse effect on the digital asset mining industry as a whole, which would have an adverse effect on USBTC’s business and results of operations.
In April 2022, the New York State Assembly voted to approve a bill that would impose a two-year moratorium on issuing air permits to fossil fuel-based electric generating facilities that supply energy to digital asset mining facilities. In effect, this bill would impose a two-year hold on new proof-of-work digital asset mining facilities in New York that use behind-the-meter carbon-based fuel to power their operations or the renewal of permits issued to existing proof-of-work digital asset mining facilities (or their third party energy plant) that seek to increase their behind-the-meter carbon sourced energy. The bill still must be passed by the New York State Senate and signed by the Governor of New York and it is uncertain whether the bill will become law. USBTC does not operate any fossil fuel-based electric generation facilities, nor does it source its electricity from behind-the-meter carbon-based fuel, and would not be subject to the proposed moratorium. However, given the preliminary stage of the proposed bill, it is possible that future amendments or other legislation passed in New York State may have an effect on USBTC.
Because USBTC is unable to influence or predict future regulatory actions taken by governments in the United States, China or elsewhere, USBTC may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on its industry and, therefore, its business and results of operations. If further adverse regulatory action is taken by various governmental entities, USBTC’s business may suffer and investors in its securities may lose part or all of their investment.
USBTC may not be able to compete with other companies, some of whom have greater resources and experience.
USBTC may not be able to compete successfully against present or future competitors. USBTC does not have the resources to compete with larger providers of similar services at this time. The digital asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than USBTC does. Additionally, the number of Bitcoin and other digital asset mining companies has increased in recent years. With the limited resources USBTC has available, USBTC may experience great difficulties in expanding and improving its network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in USBTC’s inability to secure acquisitions and partnerships that USBTC may need to expand its business in the future. This competition from other entities with greater resources, experience and reputations may result in USBTC’s failure to maintain or expand its business, as USBTC may never be able to successfully execute its business plan. If USBTC is unable to expand and remain competitive, its business could be negatively affected which would have an adverse effect on the trading price of its common stock, which would harm investors in USBTC.

Acceptance and/or widespread use of Bitcoin and other digital assets is uncertain.
Currently, there is a relatively limited use of any digital assets, with Bitcoin being the most utilized, in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in USBTC’s common stock. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions, process wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in Bitcoin. Conversely, a significant portion of Bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines Bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for Bitcoin as a medium of exchange and payment method may always be low.
The relative lack of acceptance of Bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use Bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of Bitcoin USBTC mines or otherwise acquires or holds for its own account.
The characteristics of digital assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of USBTC’s customers do so or are alleged to have done so, it could adversely affect USBTC.
Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, Commodity Futures Trading Commission, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the Federal Bureau of Investigation has noted the increasing use of digital currency in various ransomware scams.
While USBTC believes that its risk management and compliance framework, which includes thorough reviews it conducts as part of its due diligence process, is reasonably designed to detect any such illicit activities conducted by its potential or existing customers, USBTC cannot ensure that it will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. USBTC, or its potential banking counterparties, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for USBTC to detect and avoid such transactions in certain circumstances. If one of USBTC’s customers (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, USBTC could be subject to various fines and sanctions, including limitations on its activities, which could also cause reputational damage and adversely affect its business, financial condition and results of operations.
The decentralized nature of digital asset systems may lead to slow or inadequate responses to crises, which may negatively affect USBTC’s business.
The decentralized nature of the governance of digital asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many digital asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the Bitcoin system leads to ineffective decision making that slows development and growth of Bitcoin, the value of USBTC’s securities may be adversely affected.
Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.
Historically, a limited number of Bitcoin wallets held a significant portion of the Bitcoins in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoins, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. Similar or more concentrated levels of ownership may exist for other digital assets as well. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin and other digital assets.
USBTC’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.
USBTC competes with other users and/or companies that are mining Bitcoin and other potential financial vehicles, including securities backed by or linked to Bitcoin through entities similar to USBTC. Market and financial conditions, and other conditions beyond USBTC’s control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin directly, which could limit the market for its shares and reduce its liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to USBTC and impact USBTC’s ability to successfully pursue its strategy or operate at all, or to establish or maintain a public market for its securities. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account, and harm investors.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. USBTC’s business utilizes presently existent digital ledgers and blockchains and USBTC could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect USBTC and its exposure to various blockchain technologies and prevent USBTC from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account, and harm investors.
The loss or destruction of private keys required to access any digital assets held in custody for USBTC’s own account may be irreversible. If USBTC is unable to access its private keys or if USBTC experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to USBTC’s hot wallet or cold storage containing digital assets held for its own account or for its customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, USBTC will be unable to access the digital assets held in the related wallet. Further, USBTC cannot provide assurance that its wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store USBTC’s customers’ digital assets could adversely affect USBTC’s ability to access or sell its digital assets, and subject USBTC to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt USBTC’s brand and reputation, result in significant losses, and adversely impact its business. The total value of digital assets in USBTC’s possession and control is significantly greater than the total value of insurance coverage that would compensate USBTC in the event of theft or other loss of funds.
If USBTC or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its Bitcoin, USBTC may lose some or all of its Bitcoin and its financial condition and results of operations could be materially adversely affected.
Security breaches and cyberattacks are of particular concern with respect to USBTC’s Bitcoin. Bitcoin and other blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of USBTC’s Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds USBTC’s Bitcoin. Such a loss could have a material adverse effect on USBTC’s financial condition and results of operations.
USBTC may be subject to additional various risks associated with holding digital assets held by custodians in custody for its own account.
USBTC safeguards and keeps its digital assets private by utilizing storage solutions provided by NYDIG Trust Company LLC, Fidelity Digital Asset Services, LLC (“Fidelity”), and Coinbase Global, Inc., which all require multi-factor authentication and use both cold and hot storage. In light of the significant amount of Bitcoin USBTC holds, USBTC continues to consider a greater degree of diversification in the use of custodial services as the extent of potential risk of loss is dependent, in part, on the degree of diversification. The insurance that covers losses of USBTC’s Bitcoin holdings covers only a small fraction of the value of the entirety of USBTC’s Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services USBTC has or that such coverage will cover losses with respect to USBTC’s Bitcoin.
In addition, USBTC believes that existing law and the terms and conditions of its contractual arrangements with its custodians would not result in the Bitcoin held by its custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if USBTC’s custodially-held Bitcoin were, in the event of a bankruptcy of any of its custodians, nevertheless considered to be the property of a bankruptcy estate, the Bitcoin custodially-held on USBTC’s behalf could be subject to bankruptcy proceedings and USBTC could be treated as a general unsecured creditor of the custodian, inhibiting its ability to exercise ownership rights with respect to such Bitcoin. Any such outcome could have a material adverse effect on USBTC’s financial condition and the market price of its common stock.
The price of Bitcoin may be affected by the sale of Bitcoin by other vehicles investing in Bitcoin or tracking Bitcoin markets.
The global market for Bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which Bitcoin is mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in Bitcoin or tracking Bitcoin markets form and come to represent a significant proportion of the demand for Bitcoin, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of the Bitcoin inventory USBTC holds. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to Bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on USBTC’s business.
USBTC’s mining operations can only be successful and ultimately profitable if the costs of mining Bitcoin, including hardware and electricity costs, associated with mining Bitcoin are lower than the price of a Bitcoin. As USBTC’s mining facility operates, its miners experience ordinary wear and tear and general hardware breakdown, and may also face more significant malfunctions caused by a number of extraneous factors beyond USBTC’s control. The physical degradation of USBTC’s miners will require USBTC to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, USBTC may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that players in the mining equipment business adjust the prices of miners according to Bitcoin mining revenues, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, USBTC may obtain miners and other hardware from third parties at premium prices, to the extent they are available. In order to keep pace with technological advances and competition from other mining companies, it will be necessary to purchase new miners, which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and USBTC may face challenges in doing so on a timely and cost-effective basis. Also, because USBTC expects to depreciate all new miners, USBTC’s reported operating results will be negatively affected.
The global supply chain for Bitcoin miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage and further amplified due to the COVID-19 pandemic, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners; supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of Bitcoin miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for Bitcoin hardware occur, USBTC may not be able to obtain adequate replacement parts for its existing miners or to obtain additional miners on a timely basis, if at all, or USBTC may only be able to acquire miners at premium prices. Such events could have a material adverse effect on USBTC’s ability to pursue its strategy, which could have a material adverse effect on its business and the value of its securities.
Moreover, USBTC may experience unanticipated disruptions to operations or other difficulties with its supply chain due to volatility in regional markets where its miners are sourced, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. For example, USBTC’s business operations may be adversely affected by the current and future political environment in China. China’s government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban. USBTC’s ability to source miners from China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs and other matters.
USBTC may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect its business.
Competitive conditions within the Bitcoin industry require that USBTC use sophisticated technology in the operation of its business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies USBTC currently utilizes, and USBTC may have to manage transitions to these new technologies to remain competitive. USBTC may not be successful, generally or relative to its competitors in the Bitcoin industry, in timely implementing new technology into its systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into its operations, USBTC may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that

USBTC will recognize, in a timely manner or at all, the benefits that it may expect as a result of its implementing new technology into its operations. As a result, USBTC’s business and operations may suffer, and there may be adverse effects on the value of USBTC’s securities.
The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate USBTC for the reduction in the rewards USBTC receives from its mining efforts.
Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an ever smaller number of coins being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for Bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. The next halving will likely occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While the Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue USBTC earns from its Bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on its business and operations.
USBTC’s future success will depend upon the value of Bitcoin and other digital assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.
USBTC’s operating results will depend on the value of Bitcoin because it is the only digital asset it currently mines. Specifically, USBTC’s revenues from its Bitcoin mining operations are based on two factors: (1) the number of Bitcoin rewards USBTC successfully mines and (2) the value of Bitcoin. In addition, USBTC’s operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in USBTC’s statement of operations (i.e., USBTC measures Bitcoin for impairment daily using the lowest intra-day price as determined by USBTC’s principal market). This means that USBTC’s operating results will be subject to swings based upon increases or decreases in the value of Bitcoin. Further, USBTC’s current miners are principally utilized for mining Bitcoin and do not generally mine other digital assets, such as Ethereum, that are not mined utilizing the “SHA-256 algorithm.” If other digital assets were to achieve acceptance at the expense of Bitcoin causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work encryption algorithm from SHA-256 to another algorithm for which USBTC’s miners are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, USBTC’s operating results would be adversely affected, and there could be a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations, and harm investors.
The market price of Bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or USBTC’s share price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and shares of USBTC’s securities.
Demand for Bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that digital assets other than Bitcoin could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoin, which could have a negative impact on the price of Bitcoin and adversely affect an investment in USBTC.
Bitcoin, as an asset, holds “first-to-market” advantages over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.
Despite the marked first-mover advantage of the Bitcoin network over other digital asset networks, it is possible that another digital asset could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the Bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin’s market share as well as other digital assets USBTC may become involved in and have a negative impact on the demand for, and price of, such digital assets and could adversely affect an investment in USBTC. It is possible that USBTC will mine alternative digital assets in the future, but USBTC may not have as much experience to date in comparison to USBTC’s experience mining Bitcoin, which may put USBTC at a competitive disadvantage.
Forks in a digital asset network may occur in the future which may affect the value of Bitcoin held by USBTC.
To the extent that a significant majority of users and miners on a digital asset network install software that changes the digital asset network or properties of a digital asset, including the irreversibility of transactions and limitations on the mining of new digital asset, the digital asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the digital asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the digital asset running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a digital asset, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the Bitcoin network could adversely affect an investment in USBTC securities or its ability to operate.
USBTC may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in its securities. If USBTC holds Bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that USBTC would be expected to hold an equivalent amount of the old and new assets following the fork. However, USBTC may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, USBTC may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to its holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.
If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in USBTC.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such a malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in USBTC.
For example, in late May and early June 2014, a mining pool known as Ghash.io approached and, during a 24- to 48-hour period in early June may have exceeded, the threshold of 50% of the processing power on the Bitcoin network. To the extent that Ghash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by Ghash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the Ghash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the Bitcoin network.
The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in USBTC.
Digital assets, including those maintained by or for USBTC, may be exposed to cybersecurity threats and hacks.
As with any computer code generally, flaws in digital asset codes, including Bitcoin codes, may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite USBTC’s efforts and processes to prevent breaches, USBTC’s devices, as well as its miners, computer systems and those of third parties that it uses in its operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with USBTC miners and computer systems or those of third parties that USBTC uses in its operations. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin USBTC mines or otherwise acquires or holds for its own account.
If the Bitcoin reward for solving blocks and transaction fees is not sufficiently high, USBTC may not have an adequate incentive to continue mining and may cease mining operations, which will likely result in USBTC’s failure to achieve profitability.
As the number of Bitcoins awarded for solving a block in a blockchain decreases, USBTC’s ability to achieve profitability becomes more remote. Decreased use and demand for Bitcoin rewards may adversely affect USBTC’s incentive to expend processing power to solve blocks. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, USBTC may not have an adequate incentive to continue mining and may cease its mining operations. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects USBTC’s activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on USBTC’s ability to continue to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account.
Transactional fees may decrease demand for Bitcoin and prevent expansion that could adversely impact an investment in USBTC.
As the number of Bitcoin currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the Bitcoin network, the Bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another digital asset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in USBTC securities. Decreased use and demand for Bitcoins that USBTC has accumulated may adversely affect their value and may adversely impact an investment in USBTC.
To the extent that the profit margins of Bitcoin mining operations are not sufficiently high, operators of Bitcoin mining operations are more likely to immediately sell Bitcoins earned by mining in the Bitcoin exchange market, resulting in a reduction in the price of Bitcoins that could adversely impact an investment in USBTC.
Bitcoin network mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the Bitcoin network is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. As a result, professionalized mining operations are of a greater scale than prior Bitcoin network miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell Bitcoins earned from mining operations on a Bitcoin exchange market. The immediate selling of newly mined Bitcoins increases the supply of Bitcoins on the Bitcoin exchange markets, creating downward pressure on the price of Bitcoins.
The extent to which the value of Bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined Bitcoin rapidly if it is operating at a low profit margin-and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold into the Bitcoin exchange market more rapidly, thereby potentially reducing Bitcoin prices. Lower Bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a negative effect that may further reduce the price of Bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the Bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined Bitcoin could result in a reduction in the price of Bitcoin that could adversely impact an investment in USBTC.
To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the Bitcoin blockchain until a block is solved by a miner that does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the Bitcoin network which could adversely impact an investment in USBTC.
To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the Bitcoin blockchain. Any systemic delays in the recording and confirmation of transactions on its blockchain could result in greater exposure to double-spending transactions and a loss of confidence in the Bitcoin network, which could adversely impact an investment in USBTC.
Because the number of Bitcoins awarded for solving a block in the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of Bitcoins, which might make Bitcoin mining uneconomical for USBTC.
The award of new Bitcoin for solving blocks continually declines, so that Bitcoin miners must invest in increasing processing power in order to maintain or increase their yield of Bitcoin. If the pricing of Bitcoin were to decline significantly, there can be no assurance that USBTC would be able to recover its investment in the computer hardware and processing power required to upgrade its mining operations. There can, moreover, be no assurance that USBTC will have the resources to upgrade its processing power in order to maintain the continuing profitability of its mining operations. Also, the developers of the Bitcoin network or other programmers could propose amendments to the network’s protocols and software that, if accepted, might require USBTC to modify and increase its investment in its Bitcoin mining operations in order to maintain profitability. There can be no assurance, however, that USBTC will be able to do so.
USBTC’s digital assets may be subject to loss, damage, theft or restriction on access. Additionally, incorrect or fraudulent digital asset transactions may be irreversible.
There is a risk that part or all of USBTC’s digital assets could be lost, stolen or destroyed. Digital assets are stored in digital asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s digital assets. Access to USBTC’s Bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which USBTC maintains a hosted wallet. Access to USBTC’s digital currency assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which USBTC maintains a hosted hot wallet. A hot wallet refers to any digital currency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any digital currency wallet that is not connected to the Internet. Cold storage is generally more secure, but is not ideal for rapid or regular transactions. USBTC holds a portion of USBTC’s digital currencies in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated. USBTC believes that its digital assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal USBTC’s digital assets. Hackers or malicious actors may attempt to steal Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, storage locations or software, USBTC’s general computer systems or networks, or by other means. USBTC cannot guarantee that it will prevent loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to its digital assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events may adversely affect USBTC’s operations and, consequently, an investment in USBTC.
Further, it is possible that, through computer or human error, theft or criminal action, USBTC’s digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable, and USBTC may have extremely limited or no effective means of recovering such Bitcoins. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect USBTC’s business.
USBTC may temporarily store its Bitcoin on digital asset trading platforms which could subject its Bitcoin to the risk of loss or access, especially in light of recent developments and failures of major market participants.
In connection with USBTC’s treasury management processes, in preparing to sell Bitcoin, USBTC may temporarily store all or a portion of its Bitcoin on various digital asset trading platforms which requires it to rely on the security protocols of these trading platforms to safeguard its Bitcoin. While USBTC’s treasury management processes are designed to mitigate exposure to trading platforms by diversifying its use of custodians and trading platforms, no security system is perfect and trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept USBTC’s Bitcoin when it transacts in or otherwise transfers its Bitcoin or while it is in the process of selling its Bitcoin via such trading platforms. An actual or perceived security breach or data security incident at the digital asset trading platforms with which USBTC has accounts could harm its ability to operate, result in loss of its assets, damage its reputation and negatively affect the market perception of USBTC’s effectiveness, all of which could adversely affect USBTC’s results of operation.
Furthermore, recent events related to FTX exposed risks of digital asset trading platforms and exchanges being undercapitalized and/or overexposed in liabilities to the extent that they cannot survive a sudden “bank run” or significant amount of withdrawal requests submitted at the same time by multiple customers. Specifically, FTX, being one of the largest digital asset trading platforms and exchanges, recently had to file for and seek protection of Chapter 11 court proceedings after it was not able to fulfill a larger number of customer withdrawal requests made at the same time. The collapse of FTX also exposed potential industry contagion and systemic risks as its Chapter 11 filings had a fallout effect on a significant number of major market participants, namely BlockFi. A number of other digital assets companies have felt the pressure of FTX’s bankruptcy, raising questions of potential systemic risks and contagion of FTX’s Chapter 11 filings. See also “— The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in USBTC.”
The failure of key institutions in the digital asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole. If any such digital assets trading platform and exchange on which USBTC may store its Bitcoin experiences similar or same issues and is, therefore, forced to file for Chapter 11, USBTC will be exposed to significant loss of value of its Bitcoin stored on such digital assets trading platform and exchange.
The limited rights of legal recourse against USBTC, and USBTC’s lack of insurance protection, expose USBTC and its stockholders to the risk of loss of its digital assets for which no person is liable.
The digital assets held by us are not insured. Therefore, a loss may be suffered with respect to USBTC’s digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect USBTC’s operations and, consequently, an investment in USBTC.
Digital assets held by USBTC are not subject to FDIC or SIPC protections.
USBTC does not hold its digital assets with a banking institution or a member of the FDIC or the Securities Investor Protection Corporation (“SIPC”) and, therefore, USBTC’s digital assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.
USBTC may not protect its proprietary technology effectively, which would allow competitors to duplicate its services and products. This would make it more difficult for USBTC to compete with them.
USBTC’s success and ability to compete in its markets depends, in part, upon its proprietary technology. USBTC intends to rely primarily on copyright, trade secret and trademark laws to protect its technology including the source code for its proprietary software, its documentation, and other proprietary information. USBTC cannot assure you that any patent applications it files will be granted or that if they are granted, they will be valid or enforceable. A third party might try to reverse engineer or otherwise obtain and use USBTC’s technology without USBTC’s permission, allowing competitors to duplicate USBTC’s products. USBTC cannot guarantee that others will not readily ascertain by proper means the proprietary technology used in or embodied by its products, services or technology or that others will not independently develop substantially equivalent products, services or technology or that USBTC can meaningfully protect the rights to unpatented products, services or technology. USBTC cannot guarantee that its agreements with its employees, consultants, advisors, sublicensees and strategic partners restricting the disclosure and use of trade secrets, inventions and confidential information relating to USBTC’s products, services or technology will provide meaningful protection. USBTC uses the US BITCOIN CORP word mark and the logo consisting of a stylized letter “B” surrounded by two semi-circular lines and two dots in connection with its business and services, both of which are unregistered service marks of USBTC. USBTC has filed a U.S. service mark registration application for the US BITCOIN CORP word mark with the United States Patent and Trademark Office, but the application has received an initial refusal to register the mark on the Principal Register based on the examiner’s position that the mark is merely descriptive of the services. It is uncertain whether the mark will be granted registration. In addition, the laws of some countries in which USBTC sells its services and products may not protect intellectual property rights to the same extent as the laws of the United States.
USBTC’s services and product features may infringe claims of third-party patents, which could adversely affect its business and profitability.
USBTC is aware some competitors pursue patent protection and at least one has asserted patents as an important part of its business strategy. The holders of rights under these patents might assert that USBTC is infringing their rights. USBTC cannot assure you that its products and services do not infringe on patents held by others or that they will not in the future. In addition, for example, on May 11, 2023, Lancium, LLC (“Lancium”) filed a lawsuit claiming USBTC infringed upon a number of its patents with respect to USBTC’s use of certain energy software and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. USBTC believes the lawsuit is without merit and has strong defenses to Lancium’s claims and plans to defend itself vigorously. If any party asserts claims against USBTC, litigation may have a material adverse effect on USBTC even if USBTC successfully defends itself. Any claims against USBTC, with or without merit, would likely be time-consuming, requiring its management team to dedicate substantial time to addressing the issues presented. Furthermore, many of the parties bringing claims may have greater resources than USBTC does. In lieu of expensive intellectual property litigation, USBTC may seek one or more patent or other intellectual property licenses, but USBTC cannot assure you that it could secure a license on reasonable terms.
Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.
Third parties may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end-users to hold and transfer digital assets may adversely affect an investment in USBTC. Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against us or other large digital asset network participants could adversely affect an investment in USBTC.
There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total network hashrate and decrease its effective market share.
The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing total hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, USBTC would need to increase its hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in USBTC’s effective network hashrate market share would result in a reduction in USBTC’s share of block rewards and transaction fees, which could materially adversely affect its financial performance and financial position.
There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.
These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect USBTC. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquire or hold for its own account, and harm investors.
The Bitcoin exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other assets. In the event the Bitcoin exchanges representing a substantial portion of the volume in Bitcoin trading are involved in fraud or experience security failures or other operational issues, such Bitcoin exchanges’ failures may result in a reduction in the price of Bitcoin and can adversely affect an investment in USBTC.
Bitcoin exchanges on which the Bitcoins trade are new and, in most cases, largely unregulated. Furthermore, many Bitcoin exchanges (including several of the most prominent U.S. Dollar Denominated Bitcoin

Exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, Bitcoin exchanges, including prominent exchanges handling a significant portion of the volume of Bitcoin trading.
A number of Bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller Bitcoin exchanges are less likely to have the infrastructure and capitalization that make larger Bitcoin exchanges more stable, larger Bitcoin exchanges are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems). For example, in the second half of 2022 and beginning of 2023, each of Celsius, Voyager, Three Arrows and Genesis declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to USBTC, its customers or on the digital asset industry as a whole.
A lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Bitcoin network and result in greater volatility in Bitcoin value. These potential consequences of a Bitcoin exchange’s failure could adversely affect an investment in USBTC.

THE BUSINESS COMBINATION
The following is a description of the material aspects of the Business Combination. While we believe that the following description covers the material aspects of the Business Combination, the description may not contain all of the information that is important to you. We encourage you to carefully read this entire prospectus, including the Business Combination Agreement attached as an exhibit to the Registration Statement of which this prospectus forms a part, for a more complete understanding of the Business Combination.
Structure of the Business Combination
The Business Combination will be effected by way of the Arrangement and Merger. Pursuant to the Arrangement, (i) Hut 8 and its wholly-owned subsidiary, Hut 8 Holdings, will be amalgamated by way of a short-form vertical amalgamation, with Hut Amalco having the same capital as the capital of Hut 8 immediately prior to the amalgamation, and (ii) following the amalgamation, the common shares in the capital of Hut Amalco (other than any shares in respect of which a registered Hut 8 shareholder has validly exercised dissent rights) will be exchanged for shares of New Hut common stock based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Sub will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, holders of USBTC capital stock will receive shares of New Hut common stock based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries.
Subject to the terms and conditions set forth in the Business Combination Agreement, Hut 8 shareholders (other than registered Hut 8 shareholders who validly exercise dissent rights) will have the right to receive, for each Hut 8 common share they hold immediately prior to the effective time of the Arrangement, that number of shares of New Hut common stock equal to the Hut 8 Exchange Ratio, and USBTC stockholders will have the right to receive, with respect to each share of Series A Preferred, Series B Preferred, Series B-1 Preferred and USBTC common stock they hold at the effective time of the Merger, that number of shares of New Hut common stock equal to the USBTC Exchange Ratio. Where the aggregate number of shares of New Hut common stock that a Hut 8 shareholder or USBTC stockholder would otherwise be entitled to receive under the Business Combination includes a fractional share of New Hut common stock, the number of shares of New Hut common stock to be received by such Hut 8 shareholder or USBTC stockholder, as applicable, will be rounded down to the nearest whole number and no cash will be paid in lieu of such fractional share of New Hut common stock.
The Business Combination does not contain any provision that would adjust the Hut 8 Exchange Ratio or USBTC Exchange Ratio based on fluctuations in the market value of either company’s capital stock. Because of this, the implied value of the stock consideration to Hut 8 shareholders and USBTC stockholders will fluctuate between now and the completion of the Business Combination and will depend on the market value of New Hut common stock at the time the Business Combination is completed.
In order to be effective, the Business Combination must be approved by the affirmative vote of not less than 66 2∕3% of the votes cast by Hut 8 shareholders present or represented by proxy and entitled to vote at the Hut 8 Meeting. For the purposes of implementing the Business Combination, USBTC will seek to obtain the USBTC Consent.
Background of the Business Combination
Each of the Hut 8 Board and the USBTC Board and their respective senior management regularly review and discuss their company’s performance, business strategy and competitive position in the digital asset mining industry. In addition, such boards and senior management regularly review and evaluate various strategic alternatives, including acquisitions, dispositions, capital raising, and other strategic transactions, as part of ongoing efforts to strengthen their respective overall business and enhance shareholder value. In particular, the USBTC Board previously considered pursuing an initial public offering in the United States but determined not to proceed, primarily due to market conditions.
As part of this ongoing evaluation, each of the Hut 8 Board and USBTC Board, together with their senior management teams, have from time to time considered various strategic options to accelerate growth and drive value for shareholders, including the possibility of a strategic combination with other companies in the digital asset industry. A number of factors are considered, including the potential for industry consolidation, the highly competitive digital asset mining industry, the large number of existing and new competitors in the industry, and the significant scaling obstacles that are hindering wide spread acceptance of digital assets as a means of payment.
In addition, in the course of each of Hut 8 and USBTC conducting their own strategic reviews and planning, representatives of Hut 8 and USBTC have, from time to time, discussed with various companies in the digital asset mining industry potential business combination transactions that might expand their respective businesses, improve their respective paths to scale, and enhance stockholder value.
On May 9, 2022, Stifel GMP prepared a presentation for Hut 8’s management that highlighted a number of potential acquisition and merger partners. Following the meeting, Hut 8 management continued to evaluate options.
Over the course of the summer in 2022, Jaime Leverton, Chief Executive Officer of Hut 8, and Stifel GMP continued to discuss various strategic alternatives for Hut 8, exploring organic growth and inorganic growth by reviewing the universe of various potential partners for a business combination transaction, as Hut 8 had received a number of inbounds indicating a preliminary high level of interest for a discussion between parties. Stifel GMP continued to evaluate potential options for the company.
Over the course of the summer in 2022, USBTC management undertook a comprehensive strategic planning process for the company. USBTC explored various models to scale the business, including greenfield site expansion, partnerships and joint ventures, and M&A. Michael Ho, co-founder and Chief Executive Officer of USBTC, and Asher Genoot, co-founder and President of USBTC, commenced exploratory conversations with industry peers.
On June 15, 2022, Mr. Ho, USBTC’s Chief Executive Officer, and Joel Block, USBTC’s Chief Financial Officer, had an introductory meeting with the CEO and CFO of another industry participant (“Company A”) to discuss the industry in which their respective companies operated. Each of the parties concluded that there may be future interest in a potential strategic transaction.
On July 18, 2022, Stifel GMP connected Ms. Leverton with Mr. Ho and Mr. Genoot, and the parties discussed the industry in which their respective companies operated. Each of the parties concluded that there was interest in a potential strategic transaction, and following the meeting the parties continued to have further discussions.
On August 13, 2022, Ms. Leverton received an inbound request from a third-party industry participant (“Company B”) to discuss the potential benefits of a business combination between Hut 8 and Company B. Stifel GMP prepared initial views on the potential transaction to members of Hut 8’s management which was shared with the Hut 8 Board.
On August 18, 2022, Stifel GMP prepared a presentation for Hut 8 in regards to a potential business combination with another industry participant (“Company C”). Hut 8 held preliminary discussions with Company C and such discussions did not progress as Company C was determined not to be an attractive option by Hut 8 management.
During the balance of August 2022, Hut 8 explored potential joint venture initiatives with a third industry participant (“Company D”). During this period, Hut 8 management and representatives of Stifel GMP were in contact with Company D and exchanged additional documentation with Company D’s management and representatives. Discussions with Company D did not progress past a preliminary stage.
During August and September 2022, USBTC explored potential strategic transactions with another industry participant (“Company E”). Discussions with Company E did not progress past a preliminary stage.
On September 5, 2022, representatives of Stifel GMP delivered an updated presentation to Ms. Leverton, which presentation was shared with the Hut 8 Board, and provided a broad analysis of various potential partners for a potential acquisition or business combination.
On September 9, 2022 representatives of Stifel GMP verbally explored the idea of a potential business combination of USBTC and Hut 8 with USBTC management. USBTC management expressed interest and the parties continued to have further discussions.

On September 15, 2022, Mr. Ho and Mr. Block had a follow-up meeting with the CEO and CFO of Company A, and the parties discussed potential strategic transactions, including a partnership and a business combination transaction. Discussions with Company A did not progress past a preliminary stage.
On September 20, 2022, Hut 8 management and representatives of Stifel GMP delivered a presentation to the Hut 8 Board wherein identifying Company B as a strategic fit to Hut 8’s existing and future operations. The Hut 8 Board supported continuing to pursue advanced discussions with respect to a potential business combination transaction with Company B.
On October 3, 2022, USBTC engaged NYDIG ABL LLC (“NYDIG”) via videoconference to discuss its current financial position and debt obligations with NYDIG and to propose a restructuring of its debt obligations with NYDIG. The parties continued to have further discussions in subsequent months to reach a resolution.
On October 6, 2022, USBTC engaged Anchorage via videoconference to discuss its current financial position and debt obligations with Anchorage and to propose a restructuring of its debt obligations with Anchorage. The parties continued to have further discussions in subsequent months to reach a resolution.
On October 6, 2022, Mr. Genoot and Mr. Block met in-person with the CEO of another industry participant (“Company F”) to discuss a potential strategic transaction. Discussions with Company F did not progress past a preliminary stage.
On October 18, 2022, USBTC was selected by an institutional investor focused on renewable energy assets to operate two digital asset mining sites in Kearney, Nebraska and Granbury, Texas formerly owned and operated by a third party industry participant. USBTC management recognized an opportunity to build a standalone business unit focused on managed infrastructure operations and formed the USMIO business upon being selected as the strategic operator of these sites. USBTC entered into these agreements following a formal request for proposal (RFP)-driven process in connection with the Chapter 11 bankruptcy filing of Compute North, through which the institutional investor became the owner of two digital asset mining sites.
On November 3, 2022, Hut 8 determined they were not going to come to an acceptable agreement with Company B and instructed representatives of Stifel GMP to inform representatives of Company B of the decision and to suspend further discussions with Company B.
On November 4, 2022, USBTC entered into PMAs at the Kearney, Nebraska and Granbury, Texas sites under two USBTC subsidiaries, formalizing USMIO as a revenue-generating business.
On November 15, 2022, USBTC won a bid to acquire from Compute North, via their Chapter 11 bankruptcy process, a 50% membership interest in a joint venture with one of the world’s largest renewable energy producers at the King Mountain, Texas digital asset mining site and assume a senior note in the amount of $96.8 million pursuant to the acquisition. The transaction closed on December 6, 2022 as noted below.
During November 2022, USBTC emerged to Hut 8 as a potential strategic partner after USBTC was selected to operate significant data center assets in Kearney, Nebraska and Granbury, Texas under its USMIO and shortly thereafter won a bid to acquire significant data center assets in King Mountain, Texas from a third party industry participant.
Over the course of several days in November 2022, representatives of Stifel GMP updated the previous presentations for Ms. Leverton, which alternatives were shared with the Hut 8 Board. Further discussions did not materialize with parties other than USBTC as the potential transactions with these various partners were determined to not be suitable either from a strategic or financial perspective.
On November 10, 2022, a mutual non-disclosure agreement was signed between Hut 8 and USBTC to discuss options of a working relationship between the parties.
Between November 18, 2022 and November 20, 2022, Ms. Leverton, Mr. Ho, and representatives of Stifel GMP held a series of in-person meetings to explore and further discuss the benefits and considerations and mechanics of a potential business combination. During the meetings the individuals noted the potential strategic fit between Hut 8 and USBTC as a critical element of a successful integration, highlighting that the operational scale of USBTC and balance sheet of Hut 8 could achieve operational and capital efficiencies.

During the meetings, the individuals noted that the businesses presented similar corporate cultures and a complementary geographic presence. The parties further discussed, at a high-level, certain contributions that each company could bring to a potential business combination. With preliminary financial input being provided by Stifel GMP to Hut 8, the parties agreed, subject to further financial diligence, to further consider and explore a potential business combination that could result in a possible merger of relative equals for the shareholders of Hut 8 and the stockholders of USBTC in a combined company. The parties also discussed certain management and governance matters recognizing the minimal overlap in management and the importance of the continued leadership of Bill Tai, Chairman of Hut 8, in any combined company.
On November 19, 2022, Ms. Leverton and Sue Ennis, Vice President of Corporate Development of Hut 8, met with Mr. Ho and the parties reaffirmed interest in engaging in discussions regarding a strategic transaction.
On November 21, 2022, USBTC’s management and the USBTC Board convened for the company’s monthly board meeting. Mr. Ho and Mr. Genoot updated the USBTC Board on a potential business combination with Hut 8, and a discussion ensued regarding the merits of the potential transaction.
On November 23, 2022, representatives of Stifel GMP and representatives of Bennett Jones LLP, Canadian legal counsel to Hut 8 (“Bennett Jones”) and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. legal counsel to Hut 8 (“Skadden”) held a meeting via videoconference to discuss a potential business combination between Hut 8 and USBTC. The parties discussed a number of matters relating to a potential transaction, including valuation considerations, related tax and structuring considerations, and regulatory review.
On November 23, 2022, Mr. Ho, Mr Genoot, and representatives of Stifel GMP held a meeting via videoconference during which Mr. Genoot reaffirmed interest in continuing to pursue a possible business combination involving merger of relative equals, noting the relative contributions of each entity.
On November 23, 2022, Hut 8 and USBTC provided each other’s representatives access to a mutual electronic data room containing due diligence information for each company. This data room was updated regularly throughout the due diligence period.
On November 24, 2022, Ms. Leverton, Mr. Ho, and Mr. Genoot began the first of a series of standing meetings to discuss the status of effecting the proposed transaction.
On December 1, 2022, representatives of Stifel GMP and representatives of USBTC convened an update call via videoconference to discuss matters relating to the legal due diligence for the potential transaction, including the type of diligence materials that would be requested.
On December 5, 2022, Ms. Leverton, Mr. Ho, Mr. Genoot, and representatives from Stifel GMP held a meeting via videoconference to further discuss their interest in pursuing a potential transaction. The parties noted that initial results from their respective business, financial and legal due diligence investigations were positive and generally supported a business combination involving a possible merger of relative equals. At this meeting, representatives of USBTC indicated they would be pursuing financing for shipment of additional miners and raised the possibility of Hut 8 providing a bridge loan for such financing.
On December 6, 2022, USBTC closed its acquisition of a 50% membership interest in a joint venture and assumed a senior note in the amount of $96.8 million pursuant to the acquisition. For further details, see Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC — Business Updates — King Mountain JV.
On December 15, 2022, representatives of Stifel GMP held a video conference call with the Hut 8 Board and discussed the mutual indications of interest between Hut 8 and USBTC and provided their initial views on a possible transaction involving the companies based on discussions and communications between the parties to date and other commercial considerations.
On December 20, 2022, Stifel GMP delivered an initial non-binding written letter of intent for a proposed strategic transaction between Hut 8 and USBTC (the “Letter of Intent”).
Between December 20, 2022 and December 30, 2022, representatives of Hut 8, USBTC, and Stifel GMP convened a series of meetings via video conference to discuss and negotiate the terms of the Letter of Intent.

On December 21, 2022, USBTC’s senior management and the USBTC Board convened for the USBTC’s monthly board meeting via videoconference. Mr. Ho and Mr. Genoot updated the USBTC Board on the status of the potential transaction.
On December 30, 2022, USBTC engaged Needham & Company, LLC (“Needham”) to act as its financial advisor.
On December 30, 2022, Hut 8 and USBTC signed the Letter of Intent setting out the major commercial terms of the transaction.
Starting on January 3, 2023, standing meetings were held via videoconference on a regular basis to generally discuss the progress of the proposed transaction. In addition to the attendees from senior management of each of Hut 8 and USBTC and representatives from Stifel GMP and Needham, representatives of Canadian and U.S. legal counsel to Hut 8 and USBTC attended the majority of these meetings.
During the balance of January 2023, representatives of Hut 8 and USBTC participated in various business and legal due diligence sessions, along with numerous in person site visits across both companies’ various operating locations. Representatives of Hut 8 visited USBTC sites in New York, Texas, and Nebraska. Representatives of USBTC visited Hut 8 sites in Mississauga, Vaughan, North Bay, Medicine Hat, Drumheller, Kelowna, and Vancouver.
Between January 6, 2023 and January 8, 2023, representatives of Hut 8, USBTC, Bennett Jones, Skadden, Greenberg Traurig, LLP, U.S. legal counsel to USBTC (“Greenberg”), Stikeman Elliott LLP, Canadian legal counsel to USBTC (“Stikeman”), Stifel GMP, and Needham, held a series of meetings via videoconference to discuss tax matters relating to the transaction, including different structuring approaches and the tax implications of different types of consideration.
On January 9, 2023, Hut 8 signed an engagement letter with Stifel GMP to govern the relationship between the parties in respect of a potential transaction between Hut 8 and USBTC.
On January 12, 2023, Hut 8’s legal counsel delivered an initial draft of a Business Combination Agreement to USBTC’s legal counsel.
On January 16, 2023, representatives of Hut 8, USBTC, and their respective legal and financial advisors, held a meeting via videoconference to continue discussions regarding the terms of the transaction.
On January 17, 2023, USBTC’s legal counsel delivered a revised draft of a Business Combination Agreement to Hut 8’s legal counsel. Over the following days, legal counsel for Hut 8 and USBTC continued discussions of the Business Combination Agreement and the other transaction agreements.
On January 22, 2023, the USBTC Board, senior management of USBTC, and representatives of Needham held a meeting via videoconference to provide the USBTC Board with an update regarding Needham’s diligence on the potential synergies, competitive positioning, and pro forma financials of the combined company.
On January 23, 2023, the Hut 8 Board held a meeting via videoconference to discuss the status of the potential transaction.
On January 23, 2023, the USBTC Board and senior management of USBTC convened for the company’s monthly board meeting via videoconference. Mr. Ho and Mr. Genoot updated the USBTC Board on the status of the transaction.
On January 24, 2023, Hut 8 signed an engagement letter with Kroll to govern the relationship between the parties in respect of a potential transaction between Hut 8 and USBTC.
On January 28, 2023, the USBTC Board and senior management held a meeting via videoconference to discuss the status of the potential transaction.
On January 30, 2023, Ms. Leverton, the USBTC Board, and senior management of USBTC held a meeting via videoconference to introduce Ms. Leverton to the USBTC Board and to discuss the status of the potential transaction.

On February 3, 2023, USBTC entered into a Loan, Guaranty and Security Agreement with Anchorage in connection with a restructuring of its debt obligations with Anchorage. On the same day, USBTC entered into an Asset Purchase Agreement with NYDIG, pursuant to which USBTC transferred certain of its assets, including certain of its equipment, real estate, and contracts to NYDIG in full satisfaction of the master equipment financing debt owed by USBTC to NYDIG.
On February 4, 2023, representatives from Hut 8, USBTC, and their respective advisors held a meeting via videoconference to conduct a final discussion on the progress of the potential transaction and its documentation.
On February 6, 2023, the Hut 8 Board, senior management of Hut 8, representatives of Stifel GMP, Kroll, Bennett Jones, and Skadden held a meeting via videoconference to provide the Hut 8 Board with an update regarding the key terms of the potential transaction and to discuss various transactional matters. Legal counsel to Hut 8 also presented an overview on the current draft of the Business Combination Agreement and discussed the transaction agreement and other transaction issues. During this meeting, following a review of the process and methodologies considered by Stifel GMP in evaluating the financial terms of the Business Combination, the Hut Board received oral opinions from Stifel GMP and Kroll that, as of the date of such opinions and subject to the scope of review, assumptions and limitations contained therein, the USBTC Exchange Ratio was fair, from a financial point of view, to Hut 8. Following discussion and consideration of the alternatives available to Hut 8, the Hut 8 Board determined that the transaction with USBTC was in the best interest of Hut 8 as well as Hut 8’s shareholders and approved the Business Combination Agreement and Hut 8’s entry into the agreements related to the transaction.
On February 6, 2023, the USBTC Board held a meeting to consider the proposed transaction, which was attended by members of USBTC senior management, and representatives of Needham, Greenberg, and Stikeman. Following a review of the terms of the Business Combination Agreement and other material terms of the transaction, the USBTC Board approved USBTC’s entry into the agreements related to the transaction, as well as the Merger Consent Approval Transfer (as defined herein).
On February 6, 2023, representatives from each of Hut 8 and USBTC signed the Business Combination Agreement and other transaction documentation.
For more information regarding the Merger Consent Approval Transfer, see “Certain Relationships and Related Party and Other Transactions of USBTC — The Merger Consent Approval Transfer.”
The Hut 8 Board’s Reasons for the Business Combination
In evaluating the Business Combination, the Hut 8 Board, in consultation with Hut 8’s management and financial and legal advisors, engaged in numerous discussions regarding the Business Combination and received various materials for review and consideration.
In reaching its decision to approve the Business Combination, the Hut 8 Board considered a variety of factors, including its knowledge of USBTC’s business, operations, financial condition, results of operations and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts. In making its determination, the Hut 8 Board considered a number of factors, including, but limited to, the following:
•
the Hut 8 Board’s belief that the Business Combination would enhance Hut 8’s competitive position by increasing its operating scale and scope, diversifying its business model, and strengthening its balance sheet;

•
the Hut 8 Board’s belief that the Business Combination creates greater financial stability through market cycles and allows Hut 8 to grow and invest in new opportunities, including managed infrastructure operations;

•
the Hut 8 Board’s belief that through increased scale and U.S. headquarters, Hut 8 would be included in additional stock indices and enjoy improved access to capital;

•
the Hut 8 Board’s belief that the Business Combination would optimize data center and self-mining operations;

•
the Hut 8 Board’s belief that USBTC’s purpose-built energy and site management software would provide additional opportunities for efficiencies, especially at Hut 8’s Canadian sites;

•
the Hut 8 Board’s belief that the combined organization would be led by members of the current management teams of both Hut 8 and USBTC, each of whom would bring distinct and complementary experience and expertise to the management of the combined company;

•
the Hut 8 Board’s belief that the USBTC team brings significant leadership in energy origination, development, demand response, hedging, grid stabilization, and analytics significantly enhancing Hut 8’s ability to mitigate fluctuating energy prices across markets;

•
the Hut 8 Board’s belief that Hut 8 and USBTC have complementary environmental, social and governance (“ESG”) strategies, are both dedicated to accelerating the global transition to renewable energy, and that the Business Combination would introduce additional renewable and zero carbon emission energy sources to New Hut’s energy portfolio;

•
the Hut 8 Board’s expectation that, upon completion of the Business Combination, current Hut 8 shareholders will own approximately 50% of New Hut common stock on a fully-diluted in-the-money basis;

•
the Hut 8 Board’s understanding of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of USBTC and Hut 8; and

•
the result of Hut 8’s commercial, financial, and legal due diligence of USBTC and the reputation, business practices, and experience of USBTC and its management.

The Hut 8 Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination, including the following:
•
the expenses incurred and to be incurred in connection with the Business Combination;

•
the possible volatility, at least in the short term, of the trading price of the Hut 8 common shares resulting from the announcement of the Business Combination;

•
the risk that the Business Combination might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Business Combination or on the delay or failure to complete the Business Combination on the reputation of Hut 8;

•
the risk to the business of Hut 8, operations, and financial results in the event that any of the Business Combination is not consummated as planned;

•
the Business Combination Consideration which is in the form of equity and not cash;

•
the risk in connection with obtaining the Hut 8 Shareholder Approval; and

•
various other risks associated with the combined organization and the Business Combination, including those described in the section entitled “Risk Factors” in this prospectus.

The USBTC Board’s Reasons for the Business Combination
In evaluating the Business Combination, the USBTC Board, in consultation with USBTC’s management and financial and legal advisors, engaged in numerous discussions regarding the Business Combination and received various materials for review and consideration.
In reaching its decision to approve the Business Combination, the USBTC Board considered a variety of factors, including its knowledge of Hut 8’s business, operations, financial condition, results of operations and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts. In making its determination, the USBTC Board considered a number of factors, including, but limited to, the following:
•
the USBTC Board’s belief that the Business Combination would enhance USBTC’s competitive position by increasing its operating scale and scope, diversifying its business model, and strengthening its balance sheet;

•
the USBTC Board’s belief that the Business Combination would accelerate USBTC’s ability to execute on strategic opportunities in USBTC’s pipeline to scale and optimize its data center operations;

•
the USBTC Board’s belief that the Business Combination would support USBTC’s ability to continue investing in the development of the purpose-built technology and intellectual property underlying its operations;

•
the USBTC Board’s belief that the Business Combination would strengthen USBTC’s resilience to market downturns by further diversifying its revenue streams;

•
the USBTC Board’s assessment of the complementary businesses of USBTC and Hut 8 and the potential strategic and financial benefits, including potential synergies, to be realized from the combination of the two companies;

•
the USBTC Board’s belief that the combined organization would be led by members of the current management teams of both USBTC and Hut 8, each of whom would bring distinct and complementary experience and expertise to the management of the combined company;

•
the USBTC Board’s belief that USBTC and Hut 8 have complementary ESG strategies and are both dedicated to accelerating the global transition to renewable energy;

•
the USBTC Board’s belief that the Business Combination will provide existing USBTC shareholders an opportunity to benefit from the increase in liquidity of their ownership positions driven by the dual-listing of the combined organization on Nasdaq and the TSX;

•
the USBTC Board’s expectation that, upon completion of the Business Combination, current USBTC stockholders will own approximately 50% of New Hut common stock on a fully-diluted in-the-money basis;

•
the USBTC Board’s understanding of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of USBTC and Hut 8; and

•
the result of USBTC’s commercial, financial, and legal due diligence of Hut 8 and the reputation, business practices, and experience of Hut 8 and its management.

The USBTC Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination, including the following:
•
the expenses incurred and to be incurred in connection with the Business Combination;

•
the possible volatility, at least in the short term, of the trading price of the Hut 8 common shares resulting from the announcement of the Business Combination;

•
the risk that the Business Combination might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Business Combination or on the delay or failure to complete the Business Combination on the reputation of USBTC;

•
the risk to the business of USBTC, operations, and financial results in the event that any of the Business Combination is not consummated as planned;

•
the Business Combination Consideration which is in the form of equity and not cash;

•
the risk in connection with obtaining the USBTC Stockholder Approval;

•
the indebtedness of USBTC and its impact on the New Hut’s ability to raise capital as a stand-alone entity;

•
the current balance sheet position of USBTC and difficulties to be faced as a standalone company; and

•
various other risks associated with the combined organization and the Business Combination, including those described in the section entitled “Risk Factors” in this prospectus.

Fairness Opinion of Stifel GMP
Engagement of Stifel GMP
Pursuant to an engagement letter (the “Stifel GMP Engagement Letter”) dated as of January 9, 2023 between Hut 8 and Stifel GMP, Stifel GMP was retained to act as financial advisor to Hut 8 and to prepare and deliver to the Hut 8 Board its opinion as to whether the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8 (the “Stifel GMP Opinion”).
At the meeting of the Hut 8 Board held on February 6, 2023, Stifel GMP presented its opinion stating that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8. The Stifel GMP Opinion was provided to the Hut 8 Board in connection with their evaluation of the fairness of the USBTC Exchange Ratio to Hut 8 pursuant to the Business Combination, and does not address any other aspect of the Business Combination and does not constitute a recommendation as to how the Hut 8 Board, or Hut 8 shareholders or USBTC stockholders, should vote or act with respect to the Business Combination.
Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Hut 8 or USBTC, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Stifel GMP Opinion should not be construed as such. Further, the Stifel GMP Opinion only considers the USBTC Exchange Ratio as applied to USBTC Options (as defined in the Business Combination Agreement) that have vested and are in-the-money as of the date of the opinion. Any USBTC Options that remain either unvested or out-the-money as of such date are specifically excluded from the conclusions reached in the opinion.
Stifel GMP is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Hut 8, USBTC or New Hut or any of their respective associates or affiliates. Stifel GMP has in the past provided certain financial advisory services and participated in financings for Hut 8 and USBTC, as applicable, as further described in the Stifel GMP Opinion. There are no understandings, agreements or commitments between Stifel GMP and either Hut 8, USBTC or New Hut with respect to any future business dealings. Stifel GMP may, however, in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Hut 8, USBTC or New Hut and, from time to time, may have executed or may execute transactions on behalf of Hut 8, USBTC or New Hut or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Hut 8, USBTC or New Hut and/or their respective affiliates or associates.
The Stifel GMP Engagement Letter provides, among other things, that Stifel GMP will be paid by Hut 8 for the services provided thereunder, including (i) a success fee of C$5,250,000 if, during the term of the Stifel GMP Engagement Letter, or within 12 months thereafter, a merger, business combination, carve out, amalgamation, arrangement, reorganization or similar transaction involving Hut 8 and USBTC is completed or announced and subsequently completed (the “Transaction Fee”), (ii) a monthly work fee of C$50,000 lasting for three months, which amount shall be credited against the Transaction Fee, and (iii) an opinion fee of C$250,000 payable upon delivery of the Stifel GMP Opinion, which amount shall be credited against the Transaction Fee. In the event the Business Combination is not completed and Hut 8 receives a termination fee, Stifel GMP shall be entitled to 10% of such fee up to a maximum of C$1,000,000. Hut 8 shall also reimburse Stifel GMP for all its reasonable out-of-pocket expenses, subject to certain notice and consent requirements. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, shareholders, partners and duly authorized agents are to be indemnified by Hut 8 under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Hut 8.
Scope of Review
In connection with rendering the Stifel GMP Opinion, Stifel GMP reviewed and relied upon, or carried out, among other things, the following:
1.
a draft of the Business Combination Agreement dated February 2, 2023;

2.
a draft of the Plan of Arrangement dated February 2, 2023;

3.
certain publicly available information relating to the business, operations, financial condition and security trading history of Hut 8, USBTC and New Hut, as applicable, and other selected companies Stifel GMP considered relevant;

4.
certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Hut 8, USBTC and New Hut, as applicable, relating to the business, operations and financial condition of Hut, USBTC and New Hut, as applicable;

5.
internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Hut 8 and USBTC;

6.
discussions with management of Hut 8 relating to Hut 8, USBTC and New Hut’s current business, plan, financial condition and prospects;

7.
public information with respect to selected precedent transactions Stifel GMP considered relevant;

8.
various reports published by equity research analysts and industry sources Stifel GMP considered relevant;

9.
a certificate with respect to certain factual matters and the completeness and accuracy of certain information upon which the Stifel GMP Opinion is based, addressed to Stifel GMP and dated as of the date of the Stifel GMP Opinion, provided by senior officers of Hut 8 (the “Hut 8 Certificate”); and

10.
such other information, investigations, analyses and discussions as Stifel GMP considered necessary or appropriate in the circumstances.

Stifel GMP did not meet with the auditors of Hut 8 or USBTC and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Hut 8 and USBTC and the reports of the auditors thereon, and of the unaudited interim financial statements of Hut 8 and USBTC.
Approach to Financial Fairness
In support of the Stifel GMP Opinion, Stifel GMP performed a variety of financial and comparative analyses. The following is a summary of the material financial analyses performed by Stifel GMP in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Stifel GMP’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel GMP assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Stifel GMP did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Stifel GMP has not attributed any particular weight to any specific analysis or factor but rather based the opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions. Therefore, Stifel GMP believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Stifel GMP in preparing the opinion.
Discounted Cash Flow Analysis
A discounted cash flow analysis uses projected future free cash flows discounted back to the present value using a risk-adjusted rate in order to determine the value of an asset. Hut 8 and USBTC provided Stifel GMP with internally prepared financial projections. These projections formed the basis for Stifel GMP’s discounted cash flow analysis and are subject to the assumptions and risks set forth therein.

Selected Companies Analysis
Stifel GMP considered certain financial data for Hut 8, USBTC and New Hut and selected companies with publicly traded equity securities Stifel GMP deemed relevant.
Selected Transactions Analysis
Stifel GMP considered the financial terms of business transactions Stifel GMP deemed relevant. None of the target companies or transactions in the selected transactions have characteristics identical to the proposed Business Combination. Accordingly, an analysis of selected business combinations is not exact; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.
Equity Contribution Analysis
Stifel GMP reviewed and compared the expected financial contribution of Hut 8 to the pro forma company against Hut 8’s expected ownership percentage of the pro forma company implied by the USBTC Exchange Ratio.
Qualitative Rationale
Stifel GMP considered certain other qualitative factors with respect to the Business Combination, including but not limited to, the expected diversification of Hut 8’s business lines and the expertise of the combined board and management teams.
Assumptions and Limitations
With Hut 8’s approval and as provided for in the Stifel GMP Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, opinions, budgets, projections, estimates, forecasts, representations and other materials obtained by Stifel GMP from public sources, including information relating to Hut 8, USBTC, New Hut and the Business Combination, or provided to Stifel GMP by Hut 8, USBTC and their respective affiliates or advisors or otherwise pursuant to the engagement (collectively, the “Information”) and the Stifel GMP Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Information. Furthermore, Stifel GMP has not assumed any obligation to conduct, and has conducted only very limited, physical inspections of the properties or facilities of Hut 8 or USBTC.
The Hut 8 Certificate includes, among other things, representations that: (i) the Information provided to Stifel GMP orally by, or in the presence of, an officer or employee of Hut 8 or any of its subsidiaries or in writing by Hut 8 or any of its subsidiaries or any of its or their representatives in connection with the engagement was, at the date the Information was provided, and is, as of the date of this opinion, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which such Information was provided to Stifel GMP, except as disclosed in writing to Stifel GMP, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hut 8 or any of its subsidiaries, and no change has occurred in such Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Stifel GMP Opinion.
The Stifel GMP Opinion is rendered as of February 6, 2023 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Hut 8 and USBTC as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of Hut 8 and USBTC. In rendering the opinion, Stifel GMP has assumed that there are no material changes or material facts relating to Hut 8 or USBTC, or their respective businesses, operations, capital or future prospects which have not been generally disclosed. Any changes therein may affect the opinion and, although Stifel GMP reserves the right to change or withdraw the opinion in such event, Stifel GMP disclaims any obligation to advise any person of any change that may come to its attention or to update the opinion after the date of this opinion. Stifel GMP has also assumed that the executed Business Combination Agreement, along with any ancillary documents to be entered into by Hut 8, USBTC or New Hut in connection with the Business Combination, will not differ in any material respect from the drafts of such documents that Stifel GMP has reviewed.
Stifel GMP is not a legal, tax, accounting or regulatory advisor or expert. Stifel GMP is a financial advisor only and has relied upon, without independent verification, the assessment of Hut 8 and USBTC and their respective legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Stifel GMP has not made any independent valuation or appraisal of the assets or liabilities of Hut 8 or USBTC, nor has Stifel GMP been furnished with any such appraisals. As such, Stifel GMP was not engaged to review any legal, tax, accounting or regulatory aspects of the Business Combination and accordingly expresses no view thereon. The Business Combination is subject to a number of conditions outside the control of Hut 8 and USBTC, and Stifel GMP has assumed that all conditions precedent to the completion of the Business Combination can and will be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Business Combination can and will be completed as currently planned without additional material costs or liabilities to Hut 8 or USBTC. Stifel GMP has also assumed that the Business Combination will be completed in accordance with the terms and conditions of the Business Combination Agreement without waiver of, or amendment to, any term or condition that is any way material to the analyses or the opinion, that the Business Combination will be completed in compliance with applicable laws and that the disclosure relating to Hut 8, USBTC and the Business Combination in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the opinion, Stifel GMP expresses no view as to the likelihood that the conditions respecting the Business Combination will be satisfied or waived or that the Business Combination will be implemented on a timely basis or at all. The Stifel GMP Opinion does not address the relative merits of the Business Combination as compared to other transaction or business strategies that might be available to Hut 8 or Hut 8’s underlying business decision to effect the Business Combination.
In the analyses and in connection with the preparation of the opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.
The summary of the Stifel GMP Opinion described above is qualified in its entirety by the full text of the Stifel GMP Opinion, which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Stifel GMP in rendering its opinion.
Stifel GMP has consented to the inclusion of this summary in this prospectus and the inclusion of its opinion as an exhibit to the Registration Statement of which this prospectus forms a part.
Fairness Opinion of Kroll
On February 6, 2023, Kroll, operating through its Duff & Phelps Opinions Practice, rendered its oral opinion to the Hut 8 Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Duff & Phelps in connection with the preparation of its opinion, as of such date, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8.
The full text of Duff & Phelps’ opinion is included as an exhibit to the Registration Statement of which this prospectus forms a part and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps’ opinion in this prospectus is qualified in its entirety by reference to the full text of the opinion. Neither Duff & Phelps’ opinion nor the summary of its opinion and the related analyses set forth in this prospectus is intended to be or constitutes a recommendation to any shareholder of Hut 8 as to how such holder should act with respect to the proposed Business Combination.
Duff & Phelps’ opinion (i) did not address the merits of the underlying business decision to enter into the proposed Business Combination versus any alternative strategy or transaction; (ii) did not address any transaction related to the proposed Business Combination; (iii) was not a recommendation as to how the Hut 8 Board or any shareholder should vote or act with respect to any matters relating to the proposed Business Combination, or whether to proceed with the proposed Business Combination or any related transaction, and (iv) did not indicate that the USBTC Exchange Ratio was the best possibly attainable under any circumstances; instead, it merely stated whether the USBTC Exchange Ratio in the proposed Business Combination was within a range suggested by certain financial analyses. The decision as to whether to proceed with the proposed Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion was based. Duff & Phelps’ opinion should not be construed as creating any fiduciary or other duty on the part of Duff & Phelps to any party.
Scope of Analysis
In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:
•
Reviewed the following documents:

•
Hut 8’s annual reports and audited financial statements included in Hut 8’s Form 40-F filed with the SEC for the year ended December 31, 2021 and Hut 8’s unaudited interim financial statements for the quarter ended September 30, 2022 included in the Company’s Form 6-K filed with the SEC;

•
Unaudited internal financial information for Hut 8 for the twelve months ended December 31, 2022, which Hut 8 management identified as being the most current financial statements available;

•
USBTC’s audited financial statements for the period from December 4, 2020 (inception) through June 30, 2021 included in USBTC’s draft registration statement on Form S-1 as amended and filed with the SEC on August 12, 2022, and USBTC’s internal unaudited financial statements for the fiscal year ended June 30, 2022 and for the three months ended September 30, 2022;

•
USBTC’s internal unaudited balance sheet as of December 31, 2022 and pro forma balance sheet as of January 31, 2023, which USBTC management identified as being the most current financial statements available;

•
Financial projections for Hut 8 for the years ending December 31, 2023 through 2025 as shown in the file named “Hut 8 Operating Model vF,” prepared and provided to Duff & Phelps by management of Hut 8 (the “Management Projections — Hut 8”);

•
Financial projections for USBTC for the years ending December 31, 2023 through 2025 as shown in the file named “USBTC Operating Model — vF,” prepared by management of USBTC and provided to Duff & Phelps and approved by management of Hut 8 (the “Management Projections — USBTC”);

•
Financial projections for New Hut after giving effect to the proposed Business Combination for the years ending December 31, 2023 through 2025 as shown in the file named “CombineCo Model VF,” provided to Duff & Phelps by management of Hut 8 and prepared and approved by the managements of Hut 8 and USBTC (the “Management Projections — New Hut,” and together with the Management Projections — Hut 8 and the Management Projections — USBTC, the “Management Projections”);

•
Information regarding the equity capitalization of Hut 8 and USBTC prepared by the managements of Hut 8 and USBTC;

•
Other internal documents relating to the history, current operations, and probable future outlook of Hut 8 and USBTC provided to Duff & Phelps by the management of Hut 8;

•
A letter dated the date of Duff & Phelps’ opinion, from the management of Hut 8 addressed to Duff & Phelps which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for Hut 8, USBTC and New Hut (on a post-transaction basis);
•
The Confidential Non-Binding Letter of Intent by and between Hut 8 and USBTC dated December 30, 2022; and

•
A draft dated February 2, 2023 of the Business Combination Agreement, including the plan of arrangement;

•
Discussed the information referred to above and the background and other elements of the proposed Business Combination with the management of Hut 8;

•
Discussed with the management of Hut 8 the plans and intentions with respect to the management and operation of Hut 8 and USBTC;

•
Reviewed the historical trading price and trading volume of the common shares of Hut 8, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

•
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering its opinion with respect to the proposed Business Combination, Duff & Phelps, with Hut 8’s consent:
•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the managements of Hut 8 and USBTC, and did not independently verify such information;

•
Relied upon the fact that the Hut 8 Board and Hut 8 were advised by counsel as to all legal matters with respect to the proposed Business Combination, including whether all procedures required by law to be taken in connection with the proposed Business Combination were duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of Hut 8 or USBTC, including without limitation, projections, forward looking statements and underlying assumptions, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•
Assumed that information supplied and representations made by the managements of Hut 8 and USBTC were substantially accurate regarding Hut 8, USBTC, and the proposed Business Combination;

•
Assumed that the representations and warranties made in the Business Combination Agreement were accurate;

•
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed;

•
Assumed that there had been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Hut 8 or USBTC since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•
Assumed that all of the conditions required to implement the proposed Business Combination would be satisfied and that the proposed Business Combination would be completed in accordance with the Business Combination Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Business Combination would be obtained without any adverse effect on Hut 8, USBTC or New Hut.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed Business Combination.
Duff & Phelps prepared its opinion effective as of the date thereof. Duff & Phelps’ opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of Duff & Phelps’ opinion. In particular, volatility in the price of Bitcoin on any date after the date of Duff & Phelps’ opinion could affect the outcome of the opinion were it given on such date. As Hut 8 was aware, the credit, financial and stock markets had been experiencing unusual volatility and Duff & Phelps expressed no opinion or view as to any potential effects of such volatility on Hut 8, USBTC, or the proposed Business Combination.
Duff & Phelps did not evaluate Hut 8’s or USBTC’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the proposed Business Combination, the assets, businesses or operations of Hut 8 or USBTC, or any alternatives to the proposed Business Combination, (ii) negotiate the terms of the proposed Business Combination, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from Hut 8’s perspective, that could, under the circumstances, be negotiated among the parties to the Business Combination Agreement and the proposed Business Combination, or (iii) advise Hut 8, the Hut 8 Board or any other party with respect to alternatives to the proposed Business Combination.
Duff & Phelps did not express any opinion as to the market price or value of Hut 8’s common shares, USBTC’s common stock or preferred stock or New Hut’s common stock (or anything else), including after the announcement or the consummation of the proposed Business Combination. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the creditworthiness of Hut 8 or USBTC, as tax advice, or as accounting advice. Duff & Phelps expressed no opinion as to projections, forward-looking statements or underlying assumptions provided in connection with its opinion. Without limiting the generality of the foregoing, Duff & Phelps further did not express an opinion as to the reasonableness or attainability of any projection, forward-looking statement or underlying assumption provided or prepared by or on behalf of Hut 8’s management or USBTC’s management. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of Hut 8’s, USBTC’s or New Hut’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the proposed Business Combination, or with respect to the fairness of any such compensation.
Duff & Phelps’ opinion was furnished solely for the use and benefit of the Hut 8 Board in connection with its consideration of the proposed Business Combination and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. However, Duff & Phelps has consented to the inclusion of this summary in this prospectus and the inclusion of its opinion as an exhibit to the Registration Statement of which this prospectus forms a part.
Summary of Material Financial Analyses by Duff & Phelps
Set forth below is a summary of the material financial analyses performed by Duff & Phelps in connection with providing its opinion to the Hut 8 Board. While this summary describes the analyses and factors that

Duff & Phelps deemed material in its presentation to the Hut 8 Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither its opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps’ analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering its opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.
The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff & Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.
Discounted Cash Flow Analysis of Hut 8.   Duff & Phelps performed a discounted cash flow analysis of Hut 8 by calculating the estimated net present value of the projected unlevered free cash flows of Hut 8. For purposes of this analysis, Duff & Phelps took into account the Management Projections — Hut 8, which were approved for use in Duff & Phelps’ analyses by Hut 8. In addition, for purposes of this analysis, Duff & Phelps applied a range of terminal value multiples of 85.0x to 95.0x to Hut 8’s terminal year hashrate and discount rates ranging from 20.0% to 25.0%. The discounted cash flow analysis indicated an implied aggregate enterprise value reference range for Hut 8 of approximately $212,000,000 to $273,000,000.
Discounted Cash Flow Analysis of USBTC.   Duff & Phelps performed a discounted cash flow analysis of USBTC on a sum-of-the parts basis by calculating the estimated net present value of the projected unlevered free cash flows of USBTC’s mining operations and the estimated net present value of the projected unlevered free cash flows of USBTC’s non-mining operations. For purposes of this analysis, Duff & Phelps took into account the Management Projections — USBTC, which were approved for use in Duff & Phelps’ analyses by Hut 8. With respect to USBTC’s mining operations, Duff & Phelps applied a range of terminal value multiples of 85.0x to 95.0x to USBTC’s terminal year hashrate and discount rates ranging from 20.0% to 25.0%. With respect to USBTC’s non-mining operations, Duff & Phelps applied a perpetuity growth rate of 3.0% for purposes of calculating a terminal value and discount rates ranging from 18.0% to 22.0%. The discounted cash flow analysis indicated an implied aggregate enterprise value reference range of approximately $242,000,000 to $302,000,000 for USBTC’s mining operations, $227,000,000 to $282,000,000 for USBTC’s non-mining operations and $469,000,000 to $584,000,000 for USBTC.
Selected Public Companies Analysis.   Duff & Phelps reviewed certain financial data for selected companies with publicly traded equity securities that Duff & Phelps deemed relevant. Share prices used in the selected public companies analysis were based on the closing price of the common stock of the selected companies listed below as of February 2, 2023, and the current hashrates for the selected companies listed below were based on the hashrates most recently reported publicly by such companies. The selected companies and corresponding financial data were:
Enterprise Value/ Hashrate (in exahashes per second)
Argo Blockchain plc	88.0×
Bit Digital, Inc.	28.5×
Bitfarms Ltd.	64.5×
Cipher Mining Inc.	98.9×
CleanSpark, Inc.	39.9×
Coinbase Global, Inc.	—
DMG Blockchain Solutions Inc.	37.1×
HIVE Blockchain Technologies Ltd.	153.4×
Iris Energy Limited	64.8×
Marathon Digital Holdings, Inc.	147.9×
Northern Data AG	36.8×
Riot Platforms, Inc.	90.6×
Mean	77.3×
Median	64.8×
Hut 8.   Taking into account the results of the selected companies analysis, Duff & Phelps applied a selected range of 65.0x to 85.0x to Hut 8’s current hashrate (assuming Hut 8’s North Bay site was back online). The selected companies analysis indicated an implied aggregate enterprise value reference range for Hut 8 of approximately $212,000,000 to $277,000,000.
USBTC.   Taking into account the results of the selected companies analysis, Duff & Phelps applied a selected range of 70.0x to 90.0x to the current hashrate of USBTC’s mining operations (including USBTC’s 50% share of the Echo Site). The selected companies analysis indicated an implied aggregate enterprise value reference range for USBTC’s mining operations of approximately $257,000,000 to $330,000,000. Adding the implied value reference range for USBTC’s non-mining operations indicated by the discounted cash flow analysis of USBTC’s non-mining operations resulted in an implied aggregate enterprise value reference range for USBTC of approximately $484,000,000 to $612,000,000.
New Hut.   Taking into account the results of the selected companies analysis, Duff & Phelps applied a selected range of 75.0x to 95.0x to the proforma hashrate of New Hut’s mining operations (assuming Hut 8’s North Bay site was back online). The selected companies analysis indicated an implied aggregate enterprise value reference range for New Hut’s mining operations of approximately $520,000,000 to $658,000,000. Adding the implied value reference range for USBTC’s non-mining operations indicated by the discounted cash flow analysis of USBTC’s non-mining operations resulted in an implied aggregate enterprise value reference range for New Hut of approximately $747,000,000 to $940,000,000.
None of the selected public companies are identical to Hut 8, USBTC or New Hut, and Duff & Phelps does not have access to non-public information regarding these companies. Accordingly, a complete analysis cannot be limited to a quantitative review of the selected public companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to Hut 8, USBTC and New Hut.
Implied Aggregate Equity and Per Share Value Reference Ranges.   Taking into account the results of its discounted cash flow and selected companies analyses of Hut 8 and USBTC, Duff & Phelps calculated implied aggregate equity value reference ranges of approximately $428,407,000 to $491,407,000 for Hut 8 and $387,607,000 to $508,607,000 for USBTC and implied per share value reference ranges of approximately $9.69 to $11.11 for Hut 8 and $5.89 to $7.72 for USBTC.
Implied Relative Equity Value Contribution.   Comparing (i) the low end of the implied aggregate equity value reference range of USBTC to the low end of the implied aggregate equity value reference range of Hut 8 and

(ii) the high end of the implied aggregate equity value reference range of USBTC to the high end of the implied aggregate equity value reference range of Hut 8 resulted in an implied relative aggregate equity value contribution of approximately 52.5% to 49.1% for Hut 8 and 47.5% to 50.9% for USBTC, as compared to the aggregate equity ownership percentage resulting from the proposed Business Combination of 50.0% for former Hut 8 shareholders and 50.0% for former USBTC shareholders on a fully-diluted in-the-money basis.
Implied Exchange Ratio Reference Range.   Dividing (i) the low end of the implied per share value reference range of USBTC by the low end of the implied per share value reference range of Hut 8 and (ii) the high end of the implied per share value reference range of USBTC by the high end of the implied per share value reference range of Hut 8 resulted in an implied exchange ratio reference range of approximately 0.6077 to 0.6951, as compared to the USBTC Exchange Ratio in the proposed Business Combination of 0.6716.
Implied Equity Value of Hut 8 and New Hut.   Taking into account the aggregate equity ownership percentage resulting from the proposed Business Combination, Duff & Phelps multiplied the implied aggregate equity value reference range of New Hut indicated by its financial analysis of New Hut by 50.0% and compared the resulting range of approximately $437,007,000 to $533,507,000 to the aggregate implied equity value reference range for Hut 8 of approximately $428,407,000 to $491,407,000.
Other Matters
Duff & Phelps is the premier global valuation and corporate finance advisor with expertise in complex valuation, dispute and legal management consulting, M&A, restructuring, and compliance and regulatory consulting. Since 2005, Duff & Phelps has rendered over 1,100 fairness opinions in transactions aggregating more than $560 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.
Duff & Phelps was retained by Hut 8 to provide an opinion to the Hut 8 Board as to the fairness, from a financial point of view, to Hut 8 of the USBTC Exchange Ratio in the proposed Business Combination. Pursuant to the terms of its engagement, Duff & Phelps became entitled to a fee of $350,000 for its services, half of which became payable in connection with its engagement and the remainder of which became payable upon Duff & Phelps informing the Hut 8 Board that it was prepared to deliver its opinion. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in its opinion or whether the proposed Business Combination is successfully consummated. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. Hut 8 has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps in connection with the engagement. Hut 8 has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.
Other than this engagement, during the two years preceding the date of its opinion, Duff & Phelps provided compliance consulting services to an affiliate of USBTC, for which Duff & Phelps received aggregate compensation of less than $50,000, and valuation services to Hut 8, for which Duff & Phelps received aggregate compensation of less than $50,000.
Certain Projected Financial Information Utilized by Hut 8’s Financial Advisors
Certain Financial Projections Related to Hut 8
Hut 8 does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Hut 8 Board’s consideration of the Business Combination, Hut 8’s management prepared or approved certain financial projections regarding Hut 8’s future performance for the years December 31, 2023 through 2025 on a standalone basis without giving effect to the Business Combination, which are referred to above as the “Management Projections — Hut 8,” and provided these management projections to the Hut 8 Board and to Hut’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions. See the sections described above in this prospectus entitled “The Business Combination — Fairness Opinion of Stifel GMP” beginning on page 88 of this prospectus and “The Business Combination — Fairness Opinion of Kroll” beginning on page 92 of this prospectus. The projected financial information of Hut 8 was prepared by the management of Hut 8 in January 2023 based on assumptions that management believed were reasonable and that, at the time, reflected management’s best available estimates of the future financial performance of Hut 8.
The inclusion of this projected financial information should not be regarded as an indication that any of Hut 8, the Hut 8 Board, the financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.
The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Hut 8. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, Hut 8’s ability to obtain power at each of its operational sites at favorable rates, Hut 8’s ability to maintain operations at its existing operational sites and restart operations at its North Bay site, volatility in the price of Bitcoin, increases in Bitcoin network difficulty, the effect of any halving, including the halving expected to occur in 2024, the potential future regulation of the digital asset industry, the state of the market for digital assets generally, and other factors described under the captions “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus. You are encouraged to review the risks and uncertainties described under these captions in this prospectus. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, Hut 8 provided Stifel GMP and Kroll with certain projected financial information relating to Hut 8’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA Margin. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Note Concerning Forward-Looking Statements.”
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	82,623	127,610	131,171
Year-over-Year Revenue Growth	—	54%	3%
Adjusted EBITDA(1)	723	25,349	24,823
Adjusted EBITDA Margin(2)	1%	20%	19%

(1)
Adjusted EBITDA is a non-IFRS measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

In addition, the following table shows the estimated amounts of free cash flow of Hut 8, which management of Hut 8 provided to its financial advisors to use in connection with their analyses summarized above in the sections entitled “The Business Combination — Fairness Opinion of Stifel GMP,” beginning on page 88 of this prospectus and “The Business Combination — Fairness Opinion of Kroll,” beginning on page 92 of this prospectus. The information below was based on the projected financial information provided by Hut 8 and set forth above.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Free Cash Flow(1)	(37,017)	8,682	24,823

(1)
Free cash flow is a non-IFRS financial measure and is determined based on the forecasted net income (loss) adjusted for interest, taxes, depreciation and amortization, and capital expenditures. The most comparable IFRS measure to free cash flow is net cash provided by operating activities. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of Hut 8’s liquidity, which is an IFRS financial measure. Hut 8 believes the use of free cash flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The following material assumptions were made in arriving at Hut 8’s projected financial information:
•
Hut 8’s North Bay site would come back online in April 2023, all other Hut 8 mining sites would be operating, and $50.0 million of expansion capital expenditures would be incurred over the course of the first two years;

•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at a hosted site in order to mine Bitcoin, and expected to add 2 EH/s to Hut 8’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Total Hut 8 installed mining hashrate of 2.5 EH/s in the initial month of the projection period, increasing to 5.3 EH/s in the second half of 2024, representing the impact of the full deployment of expansion capital expenditures and Hut 8’s North Bay site coming back online;

•
Assumed additional growth in Hut 8’s high performance computing business due to the impact of web 3.0 and blockchain projects expected to be launched in 2023, contributing approximately $600,000 of Adjusted EBITDA per year in 2024 and 2025;

•
Cost of power assumptions at each site based on regionally available historic information, each site’s individual specifications and ability to manage load, as well as the gradual normalization of costs assumptions to the respective long term expectation over the projection period;

•
An assumption that Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional income; and

•
Assumptions that in the normal course of business, Hut 8 will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to Hut 8 to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

Hut 8 believes that the material assumptions described above were reasonable at the time the projected financial information was prepared. The assumptions that management of Hut 8 made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to Hut 8’s business, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the remediation efforts at Hut 8’s Drumheller site, the continued shut down of Hut 8’s North Bay site and Hut 8’s attempt to relocate and re-energize the miners from Hut 8’s North Bay site at a different location, delays in Hut 8’s expansion capital expenditures, and the deferral of the restart of Hut 8’s yield enhancement program.
The projected financial information did not take into account remediation efforts at Hut 8’s Drumheller site. Hut 8 has encountered issues at the Drumheller site since the time the projections were prepared, primarily stemming from high energy input levels that have been causing miners to fail. Remediation began in March 2023 and has continued throughout June 2023. Repair staff have remained focused on re-installation and energization of repaired miners while continuing to complete repairs on the remaining affected miners. This has materially reduced operations and has resulted in more miners being offline at the site than projected. The impact on Hut 8 is expected to be lower EBITDA and revenue in 2023 and into 2024.

The projected financial information assumed that the North Bay site would be operational on April 1, 2023. The expectation of Hut 8 was that a commercial resolution to Hut 8’s dispute with Validus Power Corp. and its subsidiary, Bay Power Corp. (collectively, “Validus”), would be reached, however the litigation is ongoing. For more information on the Validus dispute, see the sections of this prospectus titled “Information About Hut 8 — The Validus Litigation” beginning on page 139 of this prospectus. Hut 8 is currently looking to move the disabled miners to a third-party hosted site, however the economics of a hosted site operation are less favorable than the economics at the North Bay site as anticipated when the projections were prepared. The result of the ongoing dispute is that Hut 8 will generate less revenue due to missing out on revenue from April 1, 2023 until the date that the miners are running again; EBITDA will also be negatively affected, once the miners are running again given that the economics of a third-party hosted site operation compare unfavorably to projected operations at the North Bay site.
The projected financial information did not take into account delays in Hut 8’s expansion capital expenditures, which have yet to occur. The length of delay regarding such expenditures will be determined by the timing of the closing of the Business Combination.
The projected financial information assumed that a yield enhancement program, whereby Hut 8 may loan digital assets to a borrower for a specific period of time in exchange for a fee, would begin to generate yield in the middle of the 2023 calendar year. The restarting of the yield enhancement program was assumed to coincide with the consummation of the Business Combination, allowing New Hut to decide how best to leverage its Bitcoin stack. With delays to the consummation of the Business Combination, Hut 8 has not implemented any yield enhancement strategies at this time. Any future implementation of a yield enhancement strategy would be decided upon with reference to the timing of the consummation of the Business Combination.
In addition, the average price of Bitcoin and the Bitcoin total network hash rate have increased to levels higher than what was assumed when the projected financial information was prepared in January 2023. The projections are also subject to significant uncertainty given (i) the passage of time since they were first formulated, and (ii) broad market volatility in the digital asset markets. Therefore, Hut 8’s management does not believe that the projected financial information included herein represents a reliable current forecast of the near-term results that Hut 8 may achieve. Except as may be required in order to comply with applicable securities laws, none of Hut 8 or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Business Combination, nor does it take into account the effect of any failure of the Business Combination to occur.
Certain Financial Projections Related to USBTC
USBTC does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with USBTC’s consideration of the Business Combination, USBTC’s management prepared or approved certain financial projections regarding USBTC’s future performance for the years December 31, 2023 through 2025 on a standalone basis without giving effect to the Business Combination, which are referred to above as the “Management Projections — USBTC,” and provided these management projections to Hut 8 for Hut 8’s financial advisors use and reliance in connection with their respective financial analyses and opinions. See the sections described above in this prospectus entitled “The Business Combination — Fairness Opinion of Stifel GMP” beginning on page 88 of this prospectus and “The Business Combination — Fairness Opinion of Kroll” beginning on page 92 of this prospectus. The projected financial information of USBTC was prepared by the management of USBTC in January 2023 based on assumptions that management believed were reasonable and that, at the time, reflected management’s best available estimates of the future financial performance of USBTC.
The inclusion of this projected financial information should not be regarded as an indication that any of USBTC, Hut 8, the financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.

The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of USBTC. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, USBTC’s ability to obtain power at each of its operational sites at favorable rates, USBTC’s ability to maintain operations at its existing operational sites, volatility in the price of Bitcoin, the potential future regulation of the digital asset industry and the state of the market for digital assets generally and other factors described under the captions “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus. You are encouraged to review the risks and uncertainties described under these captions in this prospectus. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, USBTC provided Hut 8 with certain projected financial information relating to USBTC’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA Margin, which was provided to Stifel GMP and Kroll. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Note Concerning Forward-Looking Statements.”
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	95,793	110,333	127,121
Year-over-Year Revenue Growth	—	15%	15%
Adjusted EBITDA(1)	62,667	67,226	71,863
Adjusted EBITDA Margin(2)	65%	61%	57%

(1)
Adjusted EBITDA is a non-GAAP measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

In addition, the following table shows the estimated amounts of free cash flow of USBTC provided to Hut 8 by USBTC, which amounts management of Hut 8 provided to its financial advisors to use in connection with their analyses summarized above in the sections entitled “The Business Combination — Fairness Opinion of Stifel GMP,” beginning on page 88 of this prospectus and “The Business Combination — Fairness Opinion of Kroll,” beginning on page 92 of this prospectus. The information below was based on the projected financial information provided by USBTC and set forth above.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Free Cash Flow(1)	62,667	32,851	68,738

(1)
Free cash flow is a non-GAAP financial measure and is determined based on the forecasted net income (loss) adjusted for interest, taxes, depreciation and amortization, USBTC’s share of depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, and capital expenditures. The most comparable GAAP measure to free cash flow is net cash provided by operating activities. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of USBTC’s liquidity, which is a GAAP financial measure. USBTC believes the use of free cash flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

The following material assumptions were made in arriving at USBTC’s projected financial information:
•
Approximately 35,000 miners operating at the beginning of January 2023, with the remaining 10,000 mining machines being delivered and energized at a third-party hosting facility at the beginning of

February, no new mining sites built and $37.5 million of expansion capital expenditures incurred over the course of the first two years;
•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at third-party hosting facilities in order to mine Bitcoin, and expected to add 1.5 EH/s to USBTC’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Total USBTC installed mining hashrate of 4.6 EH/s in the second month of the projection period after full deployment of the remaining approximately 10,000 mining machines, increasing to 6.1 EH/s by February 2025, representing the impact of the full deployment of expansion capital expenditures;

•
Revenues generated from USBTC’s USMIO business were based on USBTC’s contracts as of January 2023 and were projected to be approximately $17.0 million annually, consisting of a mixture of fixed fees and variable incentives related to onboarding new hosting clients and energy management;

•
USBTC generated approximately $7.0 million in annual revenue related to the resale of mining equipment and infrastructure assets;

•
Approximately 23,000 mining machines are hosted at a third-party facility for $60/MWh, increasing to approximately 34,000 mining machines by February 2025, representing the impact of the full deployment of expansion capital expenditures;

•
Cost of power assumptions at USBTC’s Alpha and Echo sites based on publicly available forward curves produced by third parties and national trading exchanges; and

•
Assumptions that in the normal course of business, USBTC will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to USBTC to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

USBTC believes that the material assumptions described above were reasonable at the time the projected financial information was prepared. The assumptions that management of USBTC made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to USBTC’s business, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the average price of Bitcoin and the Bitcoin total network hash rate having increased to levels higher than what was assumed when the projected financial information was prepared. The projections are also subject to significant uncertainty given (i) the passage of time since they were first formulated, and (ii) broad market volatility in the digital asset markets. Therefore, USBTC’s management does not believe that the projected financial information included herein should be relied upon as a current forecast of the near-term results that USBTC may achieve. Except as may be required in order to comply with applicable securities laws, none of USBTC or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Business Combination, nor does it take into account the effect of any failure of the Business Combination to occur.
Certain Financial Projections Related to the Combined Company, New Hut
Using the Management Projections — Hut 8 and the Management Projections — USBTC, Hut 8, USBTC, and their respective managements prepared financial projections for the combined company, New Hut, after completion of the Business Combination for the fiscal years ending December 31, 2023 through 2025, referred to above as the “Management Projections — New Hut.” The Hut 8 Board utilized these financial projections in connection with its review and evaluation of the Business Combination, and Hut 8’s financial advisors were provided these projections for their use and reliance in connection with their respective financial analyses and opinions. See the sections described above in this prospectus entitled “The Business Combination — Fairness Opinion of Stifel GMP” beginning on page 88 of this prospectus and “The Business Combination — Fairness Opinion of Kroll” beginning on page 92 of this prospectus. The projected financial information relating to New Hut was prepared by Hut 8 and USBTC management in January 2023 based on assumptions believed to be reasonable and that, at the time, reflected the best available estimates of the future financial performance of New Hut.
The forecasted financial information contained in this section was not prepared for public disclosure. The inclusion of this projected financial information should not be regarded as an indication that any of New Hut, Hut 8, the Hut 8 Board or Hut 8’s financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.
The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Hut 8, USBTC and New Hut. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, closing of the Business Combination and the timing thereof, the ability to successfully integrate Hut 8 and USBTC, New Hut’s ability to obtain power at each of its operational sites at favorable rates and ability to maintain operations at its existing operational sites and restart operations at Hut 8’s existing North Bay site, volatility in the price of Bitcoin and the state of the market for digital assets generally, and other factors described under the captions “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus. You are encouraged to review the risks and uncertainties described under these captions in this prospectus. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, Hut 8 provided Stifel GMP and Kroll with certain projected financial information relating to New Hut’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA margin. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Note Concerning Forward-Looking Statements.”
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	176,959	220,771	222,953
Year-over-Year Revenue Growth	—	25%	1%
Adjusted EBITDA(1)	62,647	84,184	79,671
Adjusted EBITDA Margin(2)	35%	38%	36%

(1)
Adjusted EBITDA is a non-IFRS measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from New Hut’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

The financial projections include Adjusted EBITDA and Adjusted EBITDA Margin, both of which are non-GAAP financial measures. These measures were included in the financial projections because they were believed to be useful in evaluating, on a prospective basis, the potential operating performance of New Hut’s business. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the financial projections may not be comparable to similarly titled amounts used by other companies.
The following material assumptions were made in arriving at New Hut’s projected financial information:
•
The Business Combination was assumed to close in June 2023;

•
Hut 8’s North Bay site would come back online in April 2023, all other mining sites of Hut 8 and USBTC are operating, no new mining sites are built and $50.0 million of expansion capital expenditures would be incurred over the course of the first two years;

•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at Hut 8 and USBTC’s existing sites’ available capacity in order to mine Bitcoin, and are expected to add 2 EH/s to New Hut’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Revenues generated from USBTC’s USMIO business were based on USBTC’s contracts as of January 2023 and were projected to be approximately $17.0 million annually, consisting of a mixture of fixed fees and variable incentives related to onboarding new hosting clients and energy management;

•
USBTC generated approximately $7.0 million in annual revenue related to the resale of mining equipment and infrastructure assets;

•
Total New Hut installed mining hashrate of 5.6 EH/s in the initial month of the projection period, increasing to 9.0 EH/s in the second half of 2024, representing the impact of the full deployment of expansion capital expenditures, delivery of existing miner orders, and Hut 8’s existing North Bay site coming back online;

•
Assumed additional growth in Hut 8’s high performance computing business due to the impact of web 3.0 and blockchain projects expected to be launched in 2023, contributing approximately $600,000 of Adjusted EBITDA per year in 2024 and 2025;

•
An assumption that Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional income;

•
Cost of power assumptions at each site based on regionally available historic information, publicly available forward curves produced by third parties, each site’s individual specifications and ability to manage load, as well as the gradual normalization of costs assumptions to the respective long term expectation over the projection period; and

•
Assumptions that in the normal course of business, New Hut will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to New Hut to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

Each of Hut 8, USBTC and New Hut management believes that the material assumptions described above were reasonable at the time the prospective financial information was prepared. The assumptions made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to closing of the Business Combination and timing thereof, New Hut, Hut 8 and USBTC’s businesses, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business, economic and regulatory conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the remediation efforts at Hut 8’s Drumheller site, the continued shut down of Hut 8’s North Bay site and Hut 8’s attempt to relocate and re-energize the miners from Hut 8’s North Bay site at a different location, delay’s in Hut 8’s expansion capital expenditures, or the deferral of the restart of Hut 8’s yield enhancement program. In addition, the average price of Bitcoin and the Bitcoin total network hash rate have increased to levels higher than what was assumed when the projected financial information was prepared in January 2023. Therefore, Hut 8 and USBTC’s management do not believe that the projected financial information included herein should be relied upon as a reliable current forecast of the near-term results that New Hut, Hut 8, and USBTC may achieve. Except as may be required in order to comply with applicable securities laws, none of New Hut, Hut 8, USBTC or any of their respective representatives intend to update, or otherwise revise, the projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change.
Hut 8 Shareholder Approval
Unless varied by the Interim Order of the Court, the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Hut 8 shareholders present in person or represented by proxy at the Hut 8 Meeting. The Arrangement Resolution must receive such shareholder approval in order for Hut 8 to seek the Final Order and implement the Arrangement in accordance with the Final Order.
Hut 8 cannot provide assurance that the Hut Stockholder Approval will be obtained or will not result in the delay or abandonment of the Business Combination.
USBTC Stockholder Approval
Pursuant to the USBTC Articles, USBTC must obtain the USBTC Stockholder Approval. Following the effectiveness of the Registration Statement, of which this prospectus forms a part, USBTC intends to solicit the USBTC Stockholder Approval by way of the USBTC Consent.
USBTC cannot provide assurance that the USBTC Stockholder Approval will be obtained or will not result in the delay or abandonment of the Business Combination.
Regulatory Approvals
The parties are required to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that Hut 8 or USBTC may reasonably request, in connection with the Business Combination.
Neither Hut 8 nor USBTC can provide assurance that any such regulatory approvals will not result in the delay or abandonment of the Business Combination.
U.S. Regulatory Approvals
Under the HSR Act, Hut 8 and USBTC cannot consummate the mergers until Hut 8 and USBTC have notified the Department of Justice’s Antitrust Division and the Federal Trade Commission of the mergers and furnished them with certain information and materials relating to the mergers and the applicable waiting period has terminated or expired. Hut 8 and USBTC filed the required notifications with the Antitrust Division and the FTC on February 8, 2023, and the waiting period expired on March 10, 2023. The expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act.
In connection with the Business Combination, the parties have submitted an application to Nasdaq regarding the listing of New Hut common stock that will be registered pursuant to the Registration Statement and issued under the Arrangement.
Canadian Regulatory Approvals
Stock Exchange
The Business Combination is subject to the receipt of the approval of the TSX, which includes the listing of New Hut common stock that will be registered pursuant to the Registration Statement and any New Hut common stock issuable upon the exercise of any convertible securities of New Hut, in each case subject only to customary listing conditions and post-closing deliveries.
Court
The Arrangement is also subject to certain other conditions, including the approval of the Court. Hut 8 will make an application to the Court and the Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable. If successful, the Court will grant an interim order (the “Interim Order”) in which the Court sets out the process in order to obtain final approval of the Arrangement from the Court. Subject to the Hut 8 shareholders approving the Arrangement at the Hut 8 Meeting, Hut 8 will, following the Hut 8 Meeting, apply to the Court for a hearing in order to obtain the Final Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, the parties may determine not to complete the transactions contemplated by the Business Combination Agreement.
Assuming the Final Order is granted and the other conditions contained in the Business Combination Agreement are satisfied or waived to the extent legally permissible, then Hut 8 will file the records and information required to be provided to the registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order to give effect to the Arrangement.
Competition Act
The Competition Act requires that certain classes of transactions be notified to the Commissioner and the Business Combination constitutes such a Notifiable Transaction.
Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties of a Supplementary Information Request. In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion of the transaction at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that the Commissioner does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.
Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act. Parties applying for an ARC or “no-action” letter can seek a waiver under paragraph 113(c) from filing the prescribed information pursuant to subsection 114(1) of the Competition Act. The parties applied to the Commissioner for an ARC or a “no-action” letter and a waiver under paragraph 113(c) of the Competition Act on February 13, 2023. On March 8, 2023, the Commissioner issued a “no action” letter to Hut 8 in respect of the Business Combination. Receipt of the “no action” letter constitutes Competition Act Approval under the Business Combination Agreement.
Indemnification
The Business Combination provides that prior to the Effective Date (as defined herein), Hut 8 and USBTC shall purchase customary non-cancellable and fully pre-paid “tail” policies of directors’ and officers’ liability, employment practices liability and fiduciary liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by Hut 8 or USBTC and any of their respective subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage and that if such insurance coverage is unavailable, then as promptly as practicable following the consummation of the transaction, New Hut will, or if the cost of such a tail policy will exceed such amount, will cause Hut 8 and USBTC and any of their respective subsidiaries, to purchase such tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage. New Hut will, or will cause Hut 8 and USBTC and any of their respective subsidiaries, to, continuously maintain such tail policies in full force and effect without any reduction in scope or coverage for six (6) years from the Effective Date and to abide by their obligations thereunder.
The Business Combination Agreement provides that, from and after the effective time, New Hut agrees that it shall cause Hut 8 and USBTC to honor all rights to indemnification or exculpation presently existing in favor of present and former officers and directors of Hut 8 and USBTC and any of their respective subsidiaries, each referred to as an indemnified party, as of the Effective Date to the extent such indemnified parties have been provided under applicable law, the organizational documents of Hut 8 and USBTC and any of their respective subsidiaries, or under any indemnification agreements in existence and made available as of 12:00 p.m. EST on February 5, 2023. New Hut acknowledges that such rights shall survive the consummation of the transaction and shall continue in full force and effect and shall not be amended in any manner adverse to such indemnified parties for at least six (6) years following the Effective Date.
Listing of New Hut Common Stock
Hut 8 and USBTC expect to obtain approval to list the shares of New Hut common stock to be issued pursuant to the Business Combination Agreement on Nasdaq and the TSX, which approval is a condition to the Closing. Accordingly, the parties have submitted an application to Nasdaq and an application will be made to the TSX to have the shares of New Hut common stock to be issued pursuant to the Business Combination approved for listing on Nasdaq and the TSX, respectively, under the symbol “HUT.”
USBTC Stockholder Appraisal and Dissenters’ Rights
Under the NRS, any USBTC stockholder who does not vote in favor of or consent to the Merger will have the right to dissent from the Merger and, in lieu of receiving the merger consideration for such shares provided under the Business Combination Agreement, obtain payment of the fair value of the stockholder’s shares, but only if the stockholder (1) delivers to USBTC a statement of intent (as defined in NRS 92A.095) by the date specified in the advance notice statement (as defined in NRS 92A.006) provided in connection with the approval by the USBTC stockholders of the Merger by written consent, (2) demands payment, pursuant to NRS 92A.440, in accordance with a dissenter’s notice sent by USBTC, and (3) otherwise complies with all other applicable requirements of under NRS 92A.300 through NRS 92A.500, inclusive, and the definitions relating thereto set forth in the Nevada Dissenter’s Rights Statutes. If USBTC and a former stockholder that remains entitled to and properly asserts dissenter’s rights cannot agree on as to the fair value, USBTC must then commence a proceeding in Nevada state district court to determine the fair value, which may be more than, equal to, or less than the value of the Merger consideration for such shares provided under the Business Combination Agreement. There is no right of dissent with respect to any share of USBTC stock that was not issued and outstanding on the date of the announcement of the Business Combination to the USBTC stockholders. Failure to follow the procedures set forth in the Nevada Dissenter’s Rights Statutes will result in the forfeiture of dissenter’s rights. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising dissenter’s rights, stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.
Withholding Rights
Hut 8, USBTC, New Hut, Merger Subco or the Depositary, as applicable, will each be entitled to deduct and withhold any required taxes from any amount otherwise payable pursuant to the Business Combination Agreement and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld and paid over to or deposited with the applicable governmental entity will be treated for all purposes of the Business Combination Agreement as having been paid to the person in respect of whom the deduction and withholding was made.

Accounting Treatment of the Business Combination
Anticipated Accounting Treatment
The Business Combination will be accounted for using the acquisition method in accordance with US GAAP. USBTC has preliminarily been identified as the “acquirer” and as a result will obtain control over Hut 8 upon consummation of the Business Combination. Pursuant to the Business Combination, New Hut, which is currently a wholly-owned subsidiary of USBTC incorporated for the purpose of effecting the Business Combination, will issue shares of New Hut common stock to the Hut 8 shareholders and USBTC stockholders to acquire 100% of the outstanding share capital of both Hut 8 and USBTC. The Business Combination will be carried out by exchanging equity interests and there is no other consideration being exchanged. The determination of the accounting acquirer where equity interests are exchanged is sometimes unclear, and in the case of the Business Combination requires consideration of factors such as the relative voting rights of the parties, existence of large minority interests, the composition of the governing body and senior management, terms of the exchange of the equity interests, relative sizes of the combining entities and other factors. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities and will be based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable assets could vary as the purchase price allocation is finalized. The preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at Closing and other considerations set out in ASC 805. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this prospectus as well as the actual accounting for the Business Combination at Closing.

THE BUSINESS COMBINATION AGREEMENT
Explanatory Note Regarding the Business Combination Agreement
The following section summarizes material provisions of the Business Combination Agreement, which is included as an exhibit to the Registration Statement of which this prospectus forms a part and is incorporated by reference herein in its entirety. The summary of the material provisions of the Business Combination Agreement below and elsewhere in this prospectus is qualified in its entirety by reference to the Business Combination Agreement. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. The rights and obligations of New Hut, Hut 8 and USBTC are governed by the Business Combination Agreement and not by this summary or any other information contained in or incorporated by reference into this prospectus. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.
The terms of the Business Combination Agreement were the result of arm’s length negotiation between Hut 8 and USBTC, and their respective advisors. Capitalized terms used in the following section but not otherwise defined in this prospectus shall have the respective meanings ascribed to such terms in the Business Combination Agreement, unless otherwise noted. For additional information, please see the section entitled “Where You Can Find More Information” beginning on page 242 of this prospectus.
Structure of the Business Combination
On February 6, 2023, Hut 8, USBTC and New Hut entered into the Business Combination Agreement pursuant to which, among other things, (i) pursuant to the Arrangement (A) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings, will be amalgamated and continue as one British Columbia limited company (Hut Amalco) under the BCBCA, with the capital of Hut Amalco being the same as the capital of Hut 8, and (B) following the Amalgamation, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will being exchanged for 0.2000 of a share of New Hut common stock, and (ii) following the completion of the Arrangement, Merger Sub, a newly-formed direct wholly-owned Delaware subsidiary of New Hut, shall merge with and into USBTC, with each share of USBTC Preferred Stock and USBTC common stock being exchanged for 0.6716 of a share of New Hut common stock in a merger executed in accordance with the relevant provisions of the Nevada Revised Statutes, as amended. As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut, and Hut 8 shareholders and USBTC stockholders will each own, as a group, approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis.
In connection with the execution of the Business Combination Agreement, certain directors and officers and such other Persons who are Hut 8 shareholders or USBTC stockholders have agreed to enter into Hut 8 Support Agreements and USBTC Support Agreements, respectively, pursuant to which such directors, officers or Persons agree to vote all of their Hut Shares or USBTC Shares in favor of the Hut Resolutions and USBTC Resolutions, as applicable, as described in section entitled “The Support Agreements” beginning on page 134.
Closing & Effective Time
Subject to obtaining the Final Order approving the Arrangement and the satisfaction of each of the conditions (other than the conditions that by their terms cannot be satisfied until the Effective Date) set out in the Business Combination Agreement, the Closing will occur on the date on which the Arrangement Filings are filed with the Registrar (the “Effective Date”).
Subject to the terms and conditions of the Business Combination Agreement, at Closing and on the Effective Date, the Parties shall cause the consummation of the Arrangement and the Merger to occur in the following order: (i) Hut shall cause the Arrangement Filings to be filed no later than three Business Days after receipt of the Final Order of the Court approving the Arrangement, and (ii) following the Arrangement Effective Time, USBTC and Merger Sub shall cause the Articles of Merger to be filed with the Nevada Secretary of State. The Merger Effective Time (as defined below) shall not occur until after the completion of each of the steps of the Arrangement that commence upon the occurrence of the Arrangement Effective Time, being the time on the Effective Date the Arrangement Filings are filed with the Registrar.

Arrangement
The Arrangement will be implemented in accordance with and subject to the terms and conditions of the Business Combination Agreement, the Plan of Arrangement, the Interim Order and the Final Order.
At the Arrangement Effective Time, each of the events set out below shall occur, and shall be deemed to occur in the following order and sequence at one-minute intervals:
•
The notice of articles of Hut 8 Holdings shall be altered to the effect that Hut 8 Holdings shall be an unlimited liability company.

•
The capital of the common shares of Hut 8 Holdings shall be reduced to $1.00 in the aggregate, without any payment thereon.

•
Hut 8 and Hut 8 Holdings shall be amalgamated and shall continue as one limited company under the name “Hut 8 Mining Corp.”. The notice of articles and articles of Hut Amalco will be the notice of articles and articles of Hut 8. The issued and outstanding Hut Shares immediately prior to the Arrangement Effective Time will continue to be the issued and outstanding common shares in the capital of Hut Amalco. The common shares of Hut 8 Holdings issued and outstanding immediately prior to the Arrangement Effective Time will be cancelled without any repayment of capital. Hut Amalco will assume the capital and the registered office of Hut 8, and all the rights and liabilities of Hut 8 and Hut 8 Holdings will be the rights and liabilities of Hut Amalco.

•
Each Hut Share (other than a Dissent Share) and Hut 8 Option outstanding immediately prior to the Arrangement Effective Time shall be adjusted or exchanged for New Hut securities, as applicable, based on the terms in the Plan of Arrangement. The Hut Omnibus Incentive Plan shall be amended and the terms of each Hut 8 RSU and Hut 8 DSU outstanding immediately prior to the Arrangement Effective Time shall be adjusted so that upon settlement the holder shall be entitled to receive, instead of the cash equivalent of one Hut Share or a Hut Share, either (i) a cash payment equal to the product obtained when Market Value (as defined in the Plan of Arrangement) of one New Hut Share is multiplied by the Hut 8 Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio, or (iii) a combination of cash and New Hut Shares, based on the terms in the Plan of Arrangement. Holders of the Hut Warrants will be entities to receive New Hut Shares in lieu of Hut Shares upon exercise, in accordance with the terms of the Hut Warrants. See the section entitled “Treatment of Hut Securities; Plan of Arrangement” beginning on page 113 for detailed discussion of the treat of outstanding Hut securities.

Hut 8 shall prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things, (i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Hut 8 Meeting, and the manner for which notice is to be provided; (ii) the record date; (iii) that the requisite approval for the Arrangement Resolutions shall be at least 66 2∕3% of the votes, and if applicable, majority of the votes excluding votes attached to Hut Shares held by interested parties; (iv) for the grant of Dissent Rights (as defined herein) as contemplated under the Plan of Arrangement, (v) for the notice requirements with respect of the application to the Court for the Final Order; (vi) that the Hut 8 Meeting may be adjourned or postponed by Hut 8 without the need for additional Court approval; (vii) that the Hut 8 Meeting may be held in-person, virtually or hybrid; (viii) that in all other respects, Hut’s Organization Documents will apply to the Hut 8 Meeting; and (ix) that each Hut 8 shareholder shall have the right to appear before the Court at the hearing to approve the Final Order.
In seeking the Interim Order, Hut shall advise the Court of the intention of the Parties to rely upon exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of New Hut Shares and Hut 8 Replacement Options issued pursuant to the Arrangement. Holders entitled to receive Hut Consideration Shares and Hut 8 Replacement Options pursuant to the Arrangement will be advised that such shares and options have not been registered under the U.S. Securities Act.
Upon receipt of the Interim Order, Hut 8 will convene and conduct the Hut 8 Meeting in accordance with the terms of the Business Combination Agreement and the Interim Order. Hut will use commercially reasonable efforts to solicit proxies in favor of the approval of the Hut Resolutions and against any resolutions that are inconsistent with the completion of the Business Combination.

Hut 8 will consult with USBTC with regards to the Hut 8 Meeting and the record date of the Hut 8 Meeting. Hut will inform USBTC as to the aggregate tally of proxies with respect to the Hut Resolutions, advise USBTC of any communication from any Person in opposition of the Arrangement, allow Representatives of USBTC to attend the Hut 8 Meeting, and provide USBTC with certain information of Hut 8 shareholders as requested by USBTC. Hut 8 shall not change the record date for the Hut 8 shareholders unless required by Law or Court, or without the prior written consent of USBTC.
USBTC may move the Hut 8 Meeting date not later than ten Business Days after the originally scheduled date if it falls within the Matching Period for which USBTC may match a Superior Proposal received by Hut from a bona fide Person and which has not been obtained in breach of the Business Combination Agreement.
Hut 8 will prepare and complete the Hut Circular and any other documents required by Law in connection with the Hut 8 Meeting and Arrangement in consultation with USBTC. The Hut Circular will include, among other things, (i) a copy of the Hut Fairness Opinions; (ii) a statement that the Hut 8 Board has received the Hut Fairness Opinions; (iii) a statement that the Hut 8 Board, in consultation with its legal and financial advisors, has determined the Business Combination is fair to Hut 8 shareholders, the Business Combination is in the best interest of Hut 8 shareholders, and recommends that Hut 8 shareholders vote in favor of the Hut Resolutions; and (iv) a statement that each of the directors and officers of Hut 8 or Persons who are a party to the Hut 8 Support Agreements intends to vote in favor of the Hut Resolutions. USBTC will provide Hut in writing all information concerning USBTC reasonably requested by Hut 8 and required by Law to be included in the Hut Circular or other related documents. Hut 8 will make available all documents, correspondence and summary discussions between it and any Securities Authority or other Governmental Entity with respect to the Hut Circular.
If the Interim Order is obtained and the Hut Resolutions are passed in accordance with the Business Combination Agreement, Hut 8 shall as soon as reasonably practical thereafter, and in any event, within three Business Days, take all steps necessary to submit the Arrangement to the Court for approval pursuant to the Final Order.
USBTC may make submission on the hearing for a motion for the Interim Order and the application for the Final Order provided that USBTC advises Hut 8 of the nature of such submissions prior to the hearing and such submissions are consistent with the Business Combination Agreement and the Plan of Arrangement.
U.S. Securities Law Matters Relating to the Arrangement
The Replacement Options and shares of New Hut common stock issuable in exchange for Hut 8 Options and Hut 8 common shares pursuant to the Arrangement have not been and will not be registered under the Securities Act or any state securities laws in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. The Court will be advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of such securities to the holders of Hut 8 Options and Hut 8 common shares, as applicable, pursuant to the Arrangement.
Section 3(a)(10) of the Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. Section 3(a)(10) of the Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) of the Securities Act. As a result, the shares of New Hut common stock issuable upon exercise of the Replacement Options issued in exchange for Hut 8 Options pursuant to the Arrangement may not be issued in reliance upon Section 3(a)(10) of the Securities Act and may only be exercised pursuant to an available exemption from the registration requirements of the Securities Act and applicable state securities laws or pursuant to a registration statement under the Securities Act.
The shares of New Hut common stock issued to Hut 8 shareholders pursuant to the Arrangement will be freely tradable under U.S. federal securities laws except by persons who are, or within 90 days prior to the consummation of the Arrangement were, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of New Hut. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any such shares of New Hut common stock issued in the Arrangement and held by such an affiliate (or, if applicable, former affiliate) will be subject to certain restrictions on resale imposed by the Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption contained in Rule 144.
The foregoing discussion is only a general overview of certain provisions of United States securities law matters applicable to the issuance of Replacement Options and New Hut common stock to holders of Hut 8 Options and Hut 8 common shares pursuant to the Plan of Arrangement. All recipients of such securities are urged to consult with counsel to ensure that any subsequent transfer of such securities or securities underlying such securities complies with applicable securities legislation.
Merger
Immediately following the time the Arrangement Filings are filed with the Registrar on the Effective Date, after the completion of each of the steps of the Arrangement, USBTC and Merger Subco shall file the Articles of Merger with the Nevada Secretary of State. The Merger shall become effective at the time the Articles of Merger have been duly filed with the Nevada Secretary State (or at such later time permitted under the NRS as USBTC and Hut shall agree and specify in the Articles of Merger) (the “Merger Effective Time”).
At the Merger Effective Time, Merger Subco shall merge with and into USBTC. As a result of the Merger, the separate corporate existence of Merger Subco shall cease and USBTC shall continue as the Surviving Corporation. All property, rights, privileges, and other similar authorities shall vest in the Surviving Corporation, and all debts, liabilities, and other obligations shall be debts, liabilities and other obligations of the Surviving Corporation.
The articles of incorporation and bylaws of USBTC shall be amended and restated to be in substantially the form of articles of incorporation and bylaws of Merger Subco as in effect immediately prior to the Merger Effective Time and shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended. The directors and officers of Merger Subco immediately prior to the Merger Effective Time shall be the directors and officer of the Surviving Corporation until their respective successors are duly appointed or elected.
USBTC will, promptly following the date of effectiveness of the Registration Statement under U.S. Securities Laws, seek to obtain the USBTC Stockholder Approval in accordance with USBTC’s Organizational Documents pursuant to the USBTC Consent. USBTC will prepare and complete, in consultation with Hut 8, the USBTC Information Statement together with any other documents required by Law in connection with the USBTC Consent and the Merger. The USBTC Information Statement shall include (i) an advance notice statement to USBTC stockholders; (ii) a statement that the USBTC Board has unanimously, after consultation with its legal and financial advisors, determined that the Merger is in the best interest of USBTC and USBTC stockholders, and a recommendation that the USBTC stockholders vote in favor of the USBTC Resolution; (iii) and a statement that each of the directors and officers of USBTC or Persons who are a party to the USBTC Support Agreements intend to vote all of their USBTC Shares in favor of the USBTC Resolution. Hut 8 will provide to USBTC in writing all information concerning Hut 8 reasonably requested by USBTC to be included in the USBTC Information Statement or other related documents.
Treatment of Hut Securities; Plan of Arrangement
Hut Shares
Under the Plan of Arrangement, each Hut Share (other than a Dissent Share) outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to New Hut, and in exchange thereof such holder shall be entitled to receive from New Hut for each such transferred Hut Share that number of fully-paid and non-assessable shares of New Hut common stock equal to the Hut 8 Exchange Ratio, being 0.2000 of a share of New Hut common share for each Hut Share, all in accordance with the Plan of Arrangement. Upon such transfer and exchange becoming effective, a former holder of Hut Shares will cease to be the holder thereof and shall only have the right to receive the Hut Consideration Shares that such holder is entitled to receive pursuant to the Arrangement. The former holders of such exchanged Hut Shares shall be removed from Hut 8’s central securities register and New Hut will be the legal and beneficial owner of such transferred Hut Share.
Hut 8 Options
Under the Plan of Arrangement, each Hut 8 Option that is outstanding immediately prior to the Arrangement Effective Time, shall be disposed of by the holder and cancelled, and as the sole consideration therefore New Hut shall grant such holder a Hut 8 Replacement Option entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Hut Shares subject to the replaced Hut 8 Option immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise per New Hut Share equal to quotient obtained when the exercise price per Hut Share under the replaced Hut 8 Option is divided by the Hut 8 Exchange Ratio (the “Replacement Option Exercise Price”). The Replacement Options shall be governed by the New Hut Omnibus Incentive Plan, and, other than the exercise price and number and kind of shares that may be purchased, shall otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to the replaced Hut 8 Options immediately prior to the Arrangement Effective Time.
If necessary to satisfy the requirements of the Income Tax Act (Canada), the United States International Revenue Code of 1986, or for any Replaced Option that is a nonqualified option held by a U.S. taxpayer, the Replacement Option Exercise Price shall automatically be adjusted so that the In-The-Money Amount (as defined in the Plan of Arrangement) of the Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the replaced Hut 8 Option immediately before such exchange.
Hut 8 RSUs and DSUs
Under the Plan of Arrangement and concurrently with the exchange of Hut 8 Options, the Hut Omnibus Incentive Plan shall be amended and the terms of each Hut 8 RSU and Hut 8 DSU outstanding immediately prior to the Arrangement Effective Time shall be adjusted so that upon settlement of such Hut 8 RSU or Hut 8 DSUs, the holder shall be entitled to receive, instead of the cash equivalent of one Hut Share or a Hut Share, either (i) a cash payment equal to the product obtained when Market Value (as defined in the Plan of Arrangement) of one New Hut Share is multiplied by the Hut 8 Exchange Ratio, being 0.2, or (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by Hut 8 or New Hut in its sole discretion. Apart from the foregoing amendments, the Hut 8 RSUs and Hut 8 DSUs outstanding immediately prior to the Arrangement Effective Time will continue to be governed by the Hut Omnibus Incentive Plan on the same terms and conditions as were applicable to such Hut 8 RSUs and Hut 8 DSUs immediately prior to the Arrangement Effective Time.
Hut 8 June 2021 Warrants and Hut 8 Compensation Warrants
Each holder of a Hut 8 June 2021 Warrant or a Hut 8 Compensation Warrant shall be entitled to receive upon the exercise of such Hut 8 June 2021 Warrant or Hut 8 Compensation Warrant, in lieu of Hut Shares, that number of New Hut Shares equal to the product obtained when the number of Hut Shares subject to such Hut 8 June 2021 Warrants or Hut 8 Compensation Warrant (as applicable) immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise per New Hut Share equal to the quotient obtained when the exercise price per Hut Share under such Hut 8 June 2021 Warrant or a Hut 8 Compensation Warrant (as applicable) is divided by the Hut 8 Exchange Ratio (with the aggregate exercise price rounded up to the nearest whole cent). No fractional shares of New Hut common stock will be issued upon exercise of a Hut 8 June 2021 Warrant or a Hut 8 Compensation Warrant, and the aggregate number of shares of New Hut common stock will be rounded down. Apart from the foregoing amendments, each Hut 8 June 2021 Warrant and Hut 8 Compensation Warrant shall continue to be governed by the terms of the Company Warrant Indenture (as defined in the Plan of Arrangement).

Hut Employee Share Purchase Plan
Subject to the terms and conditions of the Hut 8 employee share purchase plan, Hut has, promptly following the execution of the Business Combination Agreement, suspended all future participation under the plan and provided participants with notice of intention of Hut 8 to terminate the plan effective immediately prior to the time the Merger becomes effective. Hut 8 shall comply with all of its existing obligations incurred or accrued in connection with the plan prior to the time of termination.
Other Rights
Any other rights of any Person in respect of Hut Shares or Hut 8 Options will be extinguished.
Treatment of USBTC Securities
By virtue of the Merger, all USBTC common stock, USBTC Preferred Stock and USBTC Options issued and outstanding immediately prior to the Merger Effective Time shall be cancelled or otherwise exchanged for securities of New Hut.
On the Effective Date at the time of filing the Articles of Merger, each USBTC Share (other than Dissenting USBTC Shares and treasury USBTC Shares) issued and outstanding prior to the Merger shall be exchanged for 0.6716 of a New Hut Share. Each USBTC Option outstanding immediately prior to the Merger effective time shall automatically be exchanged for an option entitling the holder to purchase that number of New Hut Shares equal to the number of shares of USBTC common stock subject to such USBTC Option multiplied by 0.6716 (rounded down to the nearest whole share). Such replacement option shall have an exercise price equal to the exercise price per share of USBTC common stock immediately prior to the Merger Effective Time divided by 0.6716 (rounded up to the nearest whole cent). The replacement options shall have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such USBTC Options immediately prior to the Merger, other than the exercise price and number and kind of changes that may be purchased and conforming changes to take into account the Merger. Subject to TSX approval, the replacement options shall be governed by a plan adopted by New Hut which is identical to the USBTC Equity Incentive Plan other than conforming changes to take into account the Merger.
All USBTC Shares held in the treasury of USBTC immediately prior to the Merger Effective Time shall be automatically cancelled without any conversion thereof and cease to exist and no payment of distribution shall be made with respect thereof.
Dissenting Shares
Dissenting USBTC Shares
Each Dissenting USBTC Share shall cease to be outstanding, shall be cancelled and shall cease to exist. Such Dissenting USBTC Stockholders shall only have such rights, if any, available under the Nevada Dissenter’s Rights Statues. Each Dissenting USBTC Stockholder shall only be entitled to receive the payment of fair value of the Dissenting USBTC Shares formerly owned by such securityholder as determined by the applicable Nevada Dissenter’s Rights Statues. Dissenting USBTC Stockholders shall not be entitled to receive the New Hut Shares payable pursuant to the Merger. USBTC shall give Hut 8 and New Hut prompt notice and copies of any written demands for dissenter’s rights under the Nevada Dissenter’s Rights Statues and the opportunity to participate in any negotiations or other proceedings with respect to such demands. USBTC shall not make any payments, settle such demands or approve any withdrawal of such demands without the prior written consent of the other Parties. If any Dissenting USBTC Stockholder withdraws its assertion or demand for dissenter’s rights, such USBTC Shares shall be deemed to have converted as of the Merger Effective Time into the right to receive the applicable New Hut Shares in accordance with the terms of the Business Combination Agreement.
Dissenting Hut Shares
Pursuant to the Plan of Arrangement, each Hut Share held by a Dissenting Shareholder outstanding immediately prior to the Arrangement Effective Time shall be deemed to be transferred by the holder thereof to New Hut for cancellation and shall be cancelled, and upon such transfer: (a) such Dissenting Shareholder will cease to be the holder of such Dissent Shares or have any rights as a holder in respect thereof, other than the right to be paid the fair value of such Dissent Shares determined in accordance with the terms of the Plan of Arrangement, and (b) the former holders of such Dissent Shares shall be removed from Hut 8’s central securities register and New Hut will be the legal and beneficial owner of such transferred Hut Shares.
Registered holders of Hut Shares may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement (“Dissent Rights”), provided that the written objection to the Arrangement Resolution must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Hut 8 Meeting.
Dissenting Shareholders entitled to be paid by Hut 8 the fair value of their Hut Shares will be deemed to have irrevocably transferred their Hut Shares to Hut 8 pursuant to the Plan of Arrangement in consideration of such fair value and will not be entitled to any other payment or consideration. Dissenting Shareholders not entitled to be paid by Hut for Hut Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as Hut 8 shareholders who do not exercise Dissent Rights.
Neither Hut 8 nor New Hut nor any other Person will be required to recognize a Person exercising Dissent Rights after the Arrangement Effective Time. Each Dissenting Shareholder will cease to be entitled to the rights of a Hut 8 shareholder in respect of Hut Shares in relation to which such Dissenting Shareholder has exercised its Dissent Rights.
None of the following are entitled to exercise Dissent Rights: (i) holders of Hut 8 Options, (ii) holders of Hut 8 RSUs, (iii) holders of Hut 8 DSUs, (iv) holders of Hut Warrants, (v) holders of Hut Shares who vote, or have instructed a proxyholder to vote, in favor of the Arrangement Resolution, and (vi) Persons who have not strictly complied with the procedures for exercising Dissent Rights or Persons who have withdrawn their exercise of Dissent Rights prior to the Arrangement Effective Time.
New Hut Shares Exchange Procedure; Withholding
Prior to the Effective Date, New Hut shall deliver to the Depositary, in escrow pending the Arrangement Effective Time and Merger Effective Time, sufficient New Hut Shares to satisfy the aggregate number of such shares to be delivered to Hut 8 shareholders and USBTC stockholders pursuant to the Arrangement and the Merger, as applicable.
As soon as practicable after the Effective Time and no later than the third Business Day following the Effective Date, New Hut shall cause the Depositary to mail to each holder of Hut Shares or USBTC Shares whose shares were converted into the right to receive New Hut Shares: (i) a letter of transmittal, and (ii) instructions in effecting the surrender of record of such Hut Shares or USBTC Share for the applicable New Hut Shares. Upon surrender of the shareholder’s or stockholder’s record of Hut Shares or USBTC Shares (i.e. Hut Certificate, DRS Advice, Hut Book-Entry Share or USBTC Electronic Certificate), as applicable, and the executed letter of transmittal to the Depositary, the holder of such shares shall be entitled to receive in exchange thereof that number of New Hut Shares equal to the applicable consideration. After the Effective Time, until either the Hut Certificate, DRS Advice, Hut Book-Entry Share or USBTC Electronic Certificate is surrendered in accordance with the steps described above, such evidence of record of Hut Shares of USBTC Shares shall be deemed to represent only the right to receive upon surrender the applicable New Hut Shares.
Any portion of the shares made available to the Depositary by New Hut that remains undistributed for one year after the Effective Time shall be delivered to New Hut and any holders of Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates who have not complied with the exchange procedures shall only be entitled to look to New Hut for payment of claim for any New Hut Shares. Any amounts remaining unclaimed by such holders that would otherwise escheat to or become property of any Governmental Entity shall become, immediately prior to such time, the property of New Hut, free and clear of all claims of any Person previously entitled thereto.
Under the Plan of Arrangement, any Hut Certificate of Hut Book-Entry Share representing one or more Hut Shares acquired by New Hut and which are not deposited with the Depositary in accordance with the provisions of the Plan of Arrangement before 4:00 p.m. (Toronto time) on the second anniversary of the Effective Date, shall cease to represent a claim of any kind against any of the Parties, the Depositary or any other Person.
If any Hut Certificate is lost, stolen or destroyed, the Depositary shall deliver New Hut Shares in exchange for such certificate where the Person claiming such certificate provides an affidavit stating that fact and, if required by the Depositary, the posting of a bond in such reasonable amount to act as an indemnity against any claim that may be made against New Hut or the Depositary with respect to such certificate.
No fractional New Hut Shares shall be delivered to Hut 8 shareholders or USBTC stockholders. The aggregate number of shares a holder is entitled to receive will be rounded down to the nearest whole number of New Hut Shares.
Hut 8, USBTC, New Hut, Merger Sub or the Depositary shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement, Merger or the Business Combination Agreement, such amounts as is required to be deducted or withheld under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other applicable Law. Hut 8, USBTC, New Hut, Merger Sub or the Depositary is authorized to sell or otherwise dispose of, on behalf of such Person, any security deliverable to such Person as is necessary to provide sufficient funds to comply with deduction or withholding requirements. Such Person shall be notified of such remittance.
U.S. Tax Matters
The Hut 8 Share Exchange under the Plan or Arrangement and the Merger are intended to be treated as an exchange that qualifies under Section 351(a) of the Code. Each Party agrees to treat the Hut 8 Share Exchange and the Merger consistently with the intended treatment under the Code and not to take any position inconsistent with such treatment. New Hut will file the required IRS Form 8937.
At Closing, USBTC shall deliver to New Hut, a certificate signed by an officer of USBTC certifying that no interest in USBTC is, or has been during the relevant period specified in the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and shall deliver a notice to the IRS. The sole remedy for the failure of USBTC to provide the foregoing at Closing shall be the application of withholding pursuant to Section 2.6 of the Business Combination Agreement. For more information, see the section entitled “New Hut Shares Exchange Procedure; Withholding” directly above, beginning on page 116.
For a more complete discussion of the United States federal income tax consequences of the Merger, see the section entitled “U.S. Federal Income Tax Consequences” beginning on page 136.
Representations and Warranties
The Business Combination Agreement contains representations and warranties made by Hut 8, USBTC and New Hut. These representations and warranties have been made by each Party solely for the benefit of the other Party and:
•
were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•
have been qualified by certain confidential disclosures that were made to the other Parties in connection with the negotiation of the Business Combination Agreement, which disclosures are not reflected in the Business Combination Agreement; and

•
may apply standards of materiality (including, in the case of Hut 8, a Hut Material Adverse Effect and in the case of USBTC, a USBTC Material Adverse Effect) that may be different from that considered material to Hut 8 shareholders or USBTC stockholders, or that may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts.

Moreover, information concerning the subject matter of the representations and warranties in the Business Combination Agreement were made as of specific dates specified therein and may have changed since the date of the Business Combination Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Business Combination Agreement as statements of factual information at the time they were made or otherwise.
The Business Combination Agreement contains generally reciprocal representations and warranties, expect as otherwise indicated below. Each of Hut and USBTC has made representation and warranties regarding, among other things:
•
corporate organization and standing;

•
capital structure;

•
corporate power and authority with respect to the execution, delivery and performance of the Business Combination Agreement and the transactions contemplated thereunder;

•
ownership of subsidiaries;

•
requisite consents and approvals;

•
absence of conflicts with, or violations of, organization documents, contracts and applicable laws;

•
required regulatory filings and consents and approvals of governmental entities;

•
compliance with applicable securities laws;

•
financial statements;

•
conduct of business in ordinary course;

•
restrictions on business activities;

•
absence of certain changes;

•
absence of undisclosed liabilities;

•
absence of certain legal proceedings, investigations and governmental orders;

•
employment and labor matters;

•
employee benefit plans;

•
compliance with applicable law;

•
certain contracts;

•
real property;

•
environmental matters;

•
tax matters;

•
insurance matters;

•
intellectual property, information technology and data protection and privacy;

•
related party transactions;

•
brokers and transaction-related fees and expenses;

•
receipt of an opinion from financial advisors;

•
compliance with anti-corruption and anti-money-laundering laws and absence of economic sanctions;

•
accuracy and completeness of the information supplied; and

•
reliance on additional representations.

The Business Combination Agreement contains additional representations and warranties of Hut 8 relating to documents filed with securities authorities and other matters related to public company filings. The Business Combination Agreement also contains representations and warranties by New Hut relating to organization and standing; capitalization; corporate authority and approvals; absence of conflicts with organizational documents, contracts or laws; and ownership of assets and matters related to business activities.

The representations and warranties of Hut 8 and USBTC contained in the Business Combination Agreement shall not survive the completion of the Business Combination and shall expire and be terminated on the earlier of the Effective Time and the commencement date on which the Business Combination Agreement is terminated in accordance with its terms.
Certain of the representations and warranties made by the Parties are qualified by a “materiality” or “material adverse effect” standard (“Material Adverse Effect”). For the purposes of the Business Combination Agreement, Material Adverse Effect means, in relation to a Party, any change, effect, event, occurrence, state of facts or circumstance, that, individually or in the aggregate with other such changes, effects, events, occurrences, state of facts or circumstances, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of that Party and its Subsidiaries, taken as a whole, except for and excluding any change, effect, event, occurrence, state of facts or circumstance resulting from or arising in connection with:
•
any change, effect, event, occurrence, state of fact or circumstance generally affecting the industries (taking into account relevant geographies) in which such Party or any of its Subsidiaries operate;

•
any change in global, national or regional political conditions or in general economic, business, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital, energy or other commodity market conditions, in each case whether national or global;

•
any act of terrorism or any outbreak of hostilities or declared or undeclared war, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event (including the current conflict between the Russian Federation and Ukraine), or any change, escalation or worsening thereof;

•
any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19 and the implementation of any COVID-19 Measures), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural or man-made disasters or acts of God;

•
any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, or proposed change in Law or interpretation of Law, in each case including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, data centers, digital assets or other blockchain technology, in each case after the date hereof;

•
any generally applicable change in applicable accounting principles, including IFRS and U.S. GAAP after the date hereof;

•
the failure in and of itself of the Party to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Party or of any securities analysts (it being understood that the causes underlying such failure may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

•
the announcement of the Business Combination Agreement or the pendency of the Business Combination, including the impact thereof on relationships with employees, customers, suppliers and distributors to the extent resulting from such announcement or existence;

•
in respect of Hut only, any decrease in and of itself in the market price or any decline in and of itself in the trading volume of the equity securities of Hut (it being understood that the causes underlying such change in trading price or trading volume may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect in respect of Hut has occurred); or

•
any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto; (2) as required by Law; or (3) in accordance the terms of the Business Combination Agreement, but provided that (A) in the case of clauses (a) through (f), such change, effect, event, occurrence, state of facts or circumstance may be taken into account to the extent it has a materially adverse disproportionate impact or effect on the Party and its Subsidiaries taken as a whole, as compared to companies in comparable industries of comparable economic size, during the same period of time (in which case the extent (and only the extent) of the disproportionate impact or effect may be taken into account in determining whether there has been a Material Adverse Effect); and (B) references in certain sections of the Business Combination Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.
Covenants Regarding the Conduct of the Business
Each of Hut 8 and USBTC has agreed to certain covenants in the Business Combination Agreement restricting the conduct of its business between the date of the Business Combination Agreement until the earlier of the Effective Time or the date the Business Combination Agreement is terminated in accordance with its terms (the “Pre-Closing Period”).
In general, except as contemplated by the Business Combination Agreement, the Plan of Arrangement, the Articles of Merger, the Party’s disclosure letter or with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), each of Hut 8 and USBTC will, and will cause the Hut Subsidiaries or USBTC Subsidiaries, as applicable, to, (i) conduct its business and operations in all material respects in the Ordinary Course and in accordance with applicable Laws, including Economic Sanctions/Trade Laws; and (ii) use commercially reasonable efforts to maintain all permits necessary to conduct its business as now conducted and maintain and preserve its business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which either Party or any of its Subsidiaries has material business relations.
Each of Hut 8 and USBTC has also agreed that, except as provided for in the Party’s respective disclosure letter or as otherwise permitted under the Business Combination Agreement, during the Pre-Closing Period, Hut 8 or USBTC shall not and shall cause its Subsidiaries not to, directly or indirectly:
•
amend or propose to amend its or their respective Organizational Documents;

•
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities or any equity or voting interests of any Hut 8’s or USBTC’s Subsidiaries, except for any such action solely between or among Hut 8 or USBTC and its wholly-owned Subsidiaries, or among Hut 8 wholly-owned Subsidiaries or USBTC wholly-owned Subsidiaries, as applicable;

•
issue or otherwise dispose of any securities or voting interests or any rights to acquire such interest other than pursuant to the exercise of options that are outstanding as of the date of the Business Combination Agreement in accordance with its term or any such action between Hut or USBTC and its wholly-owned Subsidiaries (other than New Hut), or among Hut 8 wholly-owned Subsidiaries or USBTC wholly-owned Subsidiaries, as applicable;

•
sub-divide, split, combine or reclassify any outstanding Hut Shares or USBTC Shares or the securities of any of the Hut Subsidiaries or USBTC Subsidiaries;

•
redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Hut Shares or USBTC Shares or other securities of either Party or its Subsidiaries other than purchases of Hut Shares or USBTC Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Hut 8 Options or USBTC Options that are outstanding as of the date of the Business Combination Agreement in accordance with their terms;

•
amend the terms of any securities of Hut 8, USBTC, Hut Subsidiaries or USBTC Subsidiaries;

•
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Hut 8, USBTC, Hut Subsidiaries or USBTC Subsidiaries;

•
reorganize, amalgamate or merge Hut 8, USBTC, Hut Subsidiaries or USBTC Subsidiaries with any other Person;

•
incur any capital expenditures or enter into any agreement obligating Hut 8, USBTC, Hut Subsidiaries or USBTC Subsidiaries to provide for future capital expenditures exceeding US$5,000,000 in the aggregate;

•
(A) incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person, or in the case of Hut 8, guarantee any debt securities of another Person; or (B) make any loans or advances (other than any advances to employees in the Ordinary Course and subject to applicable Law) to any other Person;

•
make any changes in financial accounting methods, principles, policies or practices, except as required or permitted, in each case, by U.S. GAAP, IFRS or by applicable Law;

•
reduce the stated capital of the Hut Shares or USBTC Shares or any securities of the Hut Subsidiaries or USBTC Subsidiaries;

•
acquire or agree to acquire any Person, or make any investment or agree to make any investment, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Hut Subsidiaries or USBTC Subsidiaries of the applicable Party (other than New Hut)), property transfer or purchase of any property or assets of any other Person (including any real property), other than:

•
for consideration less than US$1,000,000 individually or US$2,000,000 in the aggregate; or

•
transactions between two or more wholly-owned Hut Subsidiaries or USBTC Subsidiaries of the applicable Party (other than New Hut) or between USBTC or Hut 8 and one or more wholly-owned Hut Subsidiaries or USBTC Subsidiaries (other than New Hut), as applicable;

•
sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Hut 8 or USBTC or any of Hut Subsidiaries or USBTC Subsidiaries, as applicable, or any interest in any assets of Hut 8 or USBTC or any of Hut Subsidiaries or USBTC Subsidiaries, as applicable, other than (A) Permitted Liens, (B) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$5,000,000, (C) any such action solely between or among Hut 8 or USBTC and wholly-owned Hut Subsidiaries or USBTC Subsidiaries (other than New Hut), as applicable, or between or among one or more wholly-owned Hut Subsidiaries or USBTC Subsidiaries of the Party (other than New Hut), (D) sales of Bitcoin mined by USBTC or Hut or any wholly-owned Hut Subsidiaries or USBTC Subsidiaries, or (E) investments permitted by the preceding paragraph;

•
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than the payment, discharge or satisfaction of current liabilities in the Ordinary Course and liabilities reflected or reserved against in the USBTC Financial Statements or Hut Financial Statements, as applicable;

•
enter into any agreement that, if entered into prior to the date hereof, would have been a USBTC Material Contract, or a Hut Material Contract, or modify, amend in any material respect, transfer or terminate any USBTC Material Contract or Hut Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

•
enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the Ordinary Course consistent with USBTC’s or Hut’s financial risk management policy, as applicable;

•
materially change the business carried on by either Party and its Subsidiaries, taken as a whole;

•
except as required by the terms of the Hut Benefit Plan or USBTC Benefit Plan in effect on the date of the Business Combination Agreement or as disclosed in either Party’s disclosure letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any USBTC Employees or Hut Employees or director of either Party or its Subsidiaries; (B) grant, accelerate, or increase any bonus or equity incentive award payable to, or for the benefit of, any USBTC Employees or Hut Employees or director of either Party or its Subsidiaries or adjust any incentive performance goals or payment eligibility levels in respect of the foregoing; (C) materially increase the coverage (or expand participation eligibility), contributions, funding requirements or benefits available under any USBTC Benefit Plan or Hut Benefit Plan or create any new plan which would be considered to be a material USBTC Benefit Plan or Hut Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual independent contractor of either Party or its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases in the Ordinary Course of up to 10% of an employee’s base salary and corresponding increase in target bonus amounts; (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement, other labor-related agreement or recognize or certify any labor union, labor organization or group of employees as the bargaining representative for any USBTC Employee or Hut Employee; (F) hire or terminate the employment or engagement of any USBTC Employee or Hut Employee or individual independent contractor of either Party or its Subsidiaries with an annual base salary or fees greater than or equal to US$150,000 or at the level of Vice President or above, other than terminations for cause, (G) recall any laid off or furloughed USBTC Employees or Hut Employees to the workplace, or return any USBTC Employees or Hut Employees to the workplace, other than in compliance with applicable Laws or; (H) promote any USBTC Employee or Hut Employee into a newly created position at the level of Vice President or above;
•
take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any USBTC Permits or Hut Permits necessary to conduct its businesses as now conducted;

•
waive, release, amend or fail to enforce the restrictive covenant obligations of any member of the senior executive team of USBTC or Hut 8;

•
fail to maintain any material Intellectual Property owned by either Party or its Subsidiaries, or maintain rights in material Intellectual Property, provided that the foregoing shall not require either Party or its Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

•
other than the settlement of any Actions reflected or reserved against on the USBTC Balance Sheet or the Hut Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action, except for (A) any Action involving solely the payment of monetary damages by either Party or its Subsidiaries not in excess of US$500,000 individually or US$1,000,000 in the aggregate, provided, however, that neither Party nor its Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by either Party or its Subsidiaries or (3) has a materially restrictive impact on the business of either Party or its Subsidiaries; or (B) any shareholder litigation against either Party or its Subsidiary or their respective directors or officers relating to the Business Combination;

•
(A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material USBTC Lease or Hut Lease;

•
(A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where USBTC or Hut 8 has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed US$1,000,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

•
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of either Party or its Subsidiaries;

•
enter into any new line of business outside of the businesses being conducted by either Party or its Subsidiaries as of the date of the Business Combination Agreement; or

•
agree to take any action that is prohibited as described in the preceding paragraphs.

Except to the extent reasonably necessary to comply with applicable Law, as expressly contemplated in the Business Combination Agreement, Plan of Arrangement or Articles of Merger, or with the prior written consent of Hut 8 and USBTC, during the Pre-Closing Period, New Hut shall not:
•
amend or propose to amend its Organizational Documents;

•
issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber (i) any New Hut Shares or other equity or voting interests or other securities of New Hut; or (ii) any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any New Hut Shares or other equity or voting interests or other securities of New Hut;

•
sub-divide, split, combine or reclassify any outstanding New Hut Shares;

•
amend the terms of any securities of New Hut;

•
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of New Hut;

•
reorganize, amalgamate or merge New Hut;

•
acquire (whether by merger, consolidation, acquisition of securities or assets or otherwise) or lease any property (whether real or intangible) or assets, including any investment in any other Person;

•
enter into any Contract, whether written, oral or otherwise, relating to the employment of any Person or the provision of services by any Person;

•
carry on any business or otherwise engage in any activities, other than any activities reasonably necessary to implement the Business Combination;

•
incur any liabilities, except to the extent reasonably necessary to implement the Business Combination; or

•
agree to take any action that is prohibited as described in the preceding paragraphs.

Other Covenants and Agreements Related to the Business Combination
Covenants of the Parties to Consummate the Business Combination
Each of the Parties covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, each of the Parties shall do all such reasonable acts as may be necessary in order to consummate the transactions contemplated by the Business Combination Agreement, and, without limiting the generality of the foregoing, the Parties shall and, where applicable, shall cause each of its Subsidiaries to:
•
use commercially reasonable efforts to satisfy (or cause the satisfaction of) the condition precedents in the Business Combination Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, Persons party to USBTC Material Contracts or Hut Material Contracts, as the case may be; and (ii) obtain or maintain in force, as applicable, all necessary Permits (or consents thereunder) as are required to be obtained by it under all Laws; and (iii) cooperate with the other Parties in connection with the performance by them and their Subsidiaries of their obligations thereunder;

•
use all commercially reasonable efforts to carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Business Combination Agreement, the Arrangement and the Merger;

•
use commercially reasonable efforts to oppose any Order seeking to restrain or otherwise prohibit or adversely affect the consummation of the Arrangement, the Merger or the transactions contemplated by the Business Combination Agreement and defend any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Merger or the Business Combination Agreement; and
•
not take any action or permit any action to be taken or not taken, which would reasonably be expected to prevent or otherwise impede the consummation of the Arrangement, the Merger or the transactions contemplated by the Business Combination Agreement.

USBTC and New Hut covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, they shall take such commercial reasonable actions as are necessary to:
•
cause the Amended New Hut Organizational Documents in a form satisfactory to Hut and USBTC (each acting reasonably) to become effective prior to the Effective Time; and

•
cause Merger Subco to be incorporated and duly organized as a direct, wholly-owned Subsidiary of New Hut prior to the Effective Date.

During the Pre-Closing Period, the Parties shall take all such steps reasonably necessary for the New Hut Omnibus Incentive Plan, in a form acceptable to Hut 8 and USBTC, each acting reasonably, to become effective prior to the Effective Date.
As soon as reasonably practical after the date of the Business Combination Agreement, Hut 8 and USBTC will use commercially reasonable efforts to enter into the Bridge Loan Agreement.
Except as provided for in the Hut Disclosure Letter and USBTC Disclosure Letter, neither Hut 8 nor USBTC has, nor shall accelerate, the vesting or time to exercise any outstanding stock options, restricted share unit, deferred share unit, or any other employee or director awards of any Party in connection with the Business Combination Agreement or the Plan of Arrangement.
Hut 8 and New Hut covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, Hut 8 and New Hut shall use commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approvals (as applicable).
USBTC covenants and agrees that it will use commercially reasonable efforts to, prior to the Effective Date, complete and provide to Hut the items and other deliverables as set forth in the USBTC Disclosure Letter.
USBTC shall perform an analysis of the potential effects of the transactions contemplated by the Business Combination Agreement under Sections 280G and 4999 of the United States Internal Revenue Code of 1986, as amended. In the event USBTC determiners that any payments or benefits would result in “parachute payments” in connection with the transactions contemplated by the Business Combination Agreement, prior to the Merger Effective Time, USBTC shall: (i) seek a waiver from the recipient of such “parachute payments” pursuant to which such recipient would agree to forego any payments or benefits to the extent necessary, and (ii) to the extent such waivers are obtained, seek shareholder approval of the waived amounts from USBTC stockholders in a manner intended to comply with Treasury Regulation Section 1.280G-1, Q&A-7.
Upon consummation of the Arrangement and the Merger, New Hut shall take all steps reasonably necessary to cause the Hut 8 Replacement Options that remain outstanding (and, to the extent applicable, Adjusted Hut RSUs and Adjusted Hut DSUs) and USBTC Replacement Options to be issued in accordance with the Business Combination Agreement (and, where applicable, in accordance with the Plan of Arrangement).
New Hut shall take all steps in advance of the Effective Date reasonably required by Hut to facilitate the registration under the U.S. Securities Act of the issuance of the New Hut Shares underlying the Replacement Securities.
Covenants to Provide Notice
Hut and USBTC covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, Hut and USBTC shall promptly notify the other Party in writing of:
•
any events that would cause any of the representations or warranties of Hut 8 or USBTC to be inaccurate or its failure to comply with any covenants, conditions or other obligations under the Business Combination Agreement;

•
any Material Adverse Effect in respect of Hut 8, USBTC or New Hut, as applicable;

•
any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Business Combination Agreement or the Business Combination;

•
any notice or other communication from any Person that has a material business relationship with such Party and its Subsidiaries (taken as a whole) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Hut or USBTC or any of its Subsidiaries as a result of the Business Combination Agreement or the Business Combination;

•
any notice or other communication from any Governmental Entity in connection with the Business Combination Agreement or the Arrangement (and Hut 8 or UBSTC, as applicable, shall promptly following the receipt thereof provide a copy of any such written notice or communication to the other Party); or

•
any material filing, Actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Hut 8 or USBTC, or any of the Hut Subsidiaries or USBTC Subsidiaries.

Each Party shall give the other Parties prompt written notice of any securityholder litigation against such Party or its directors, officers or other representatives relating to the Business Combination Agreement or the Business Combination, shall keep the other Parties reasonably informed regarding any such litigation, and shall give the other Parties the opportunity to participate (at such other’s Party’s expense) in the defense or settlement of any such litigation. Each Party has the right to review and comment on any filings or responses in connection with such litigation. No Party shall offer to or agree to settle any such litigation without the other Parties’ prior written consent. Each of the Parties shall comply in all respects with the applicable provisions of the Nevada Dissenter’s Rights Statutes.
Regulatory Approvals
Each Party shall make all notifications, filings, applications and submission with Governmental Entities as required in connection with the Regulatory Approvals, including the Stock Exchange Approvals (conditional approval of Nasdaq and the TSX to list the New Hut Shares), HSR Approval and the Competition Act Approvals. The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required. The Parties shall cooperate to keep one another fully informed of the status and process related to obtaining the Regulatory Approvals and notify each other of any correspondence form any Governmental Entity in respect of the Arrangement or the Business Combination Agreement. The Parties shall not make any submissions or filings to any Governmental Entity unless it consults with the other Parties in advance.
Solicitation
USBTC Non-Solicitation
From the date of the Business Combination Agreement until the earlier of the Effective Time or the date the Business Combination Agreement is terminated in accordance with its terms, USBTC shall, and shall cause its Subsidiaries and Representations to: (a) cease all existing discussions and negotiations with any Person with respect to any offer or proposal or indication of interest in any purchase of an equity interest in USBTC, New Hut or any of their respective Subsidiaries or a merger, consolidation, share exchange or other business combination involving USBTC, New Hut or any of their respective Subsidiaries or any equity interest therein, or any purchase of a substantial portion of the assets of USBTC, New Hut and their respective Subsidiaries, taken as a whole (collectively, an “Alternative Transaction”), and (b) termination access by any Person to any physical or electronic data room in connection with any Alternative Transaction.
USBTC and New Hut shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit or otherwise knowingly facilitate any proposal or offer from any third party with respect to an Alternative Transaction, (ii) enter into any letter of intent or similar agreement with respect to an Alternative

Transaction, or (iii) participate or knowingly assist in any negotiations or discussions with any Person relating to any Alternative Transactions, in each case other than with Hut or its Affiliates.
As soon as reasonably practical after the date of the Business Combination Agreement, USBTC will instruct all Persons in possession of confidential information in connection with any actual or potential proposal to acquire USBTC to promptly return or destroy all such information.
USBTC shall notify Hut 8 in writing of requests for information in relation to a proposed Alternative Transaction. Such notice shall include a description of the material terms of the proposed Alternative Transaction and the identity of all Persons making the proposed Alternative Transaction. USBTC shall keep Hut informed of the status of such proposed Alternative Transaction.
USBTC represents and warrants that, since January 1, 2022, neither USBTC, its Subsidiaries nor any of their Representatives, has waived any confidentiality, standstill or other similar agreement to which USBTC or its Subsidiaries is a party. USBTC covenants and agrees that it will take all necessary action to enforce any confidentiality, standstill or other similar agreement and will not release any Person or waive, amend or otherwise modify any Person’s obligations respecting USBTC or its Subsidiaries under any confidentiality, standstill or other similar agreement.
Hut 8 Non-Solicitation
Hut 8 and its Subsidiaries shall not, directly or indirectly, do or authorize or permit any of its Subsidiaries or Representatives to do, any of the following:
•
solicit or otherwise knowingly facilitate any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

•
enter into or otherwise participate in any discussions or negotiations with any Person (other than USBTC) regarding any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

•
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify of qualify, the Board Recommendation;

•
accept, approve, endorse or recommend, execute or enter into, or publicly propose to do any of the foregoing, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement contemplated under the Business Combination Agreement); and

•
accept, approve, endorse or recommend, or publicly propose to do any of the foregoing, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that taking no position or a neutral position to a publicly disclosed Acquisition Proposal is not a violation of the solicitation provisions provided that the Hut 8 Board rejects such Acquisition Proposal and affirms the Board Recommendation before the end of the fifth Business Day of such publicly announced Acquisition Proposal).

Hut 8 shall, and shall cause its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any Person (other than USBTC) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and without limiting the generality of the foregoing, Hut 8 will:
•
immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of Hut or of any of its Subsidiaries; and

•
within two Business Days of the date of the Business Combination Agreement, request and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding Hut or any of its Subsidiaries provided to any Person (other than USBTC) in connection with any Acquisition Proposal or inquiries thereof, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Hut 8 or its Subsidiaries.
Hut 8 represents and warrants that, since January 1, 2022, neither Hut, its Subsidiaries nor any of their Representatives, has waived any confidentiality, standstill or other similar agreement to which Hut 8 or its Subsidiaries is a party. Hut 8 covenants and agrees that it will take all necessary action to enforce any confidential standstill or other similar agreement and will not release any Person or waive, amend or otherwise modify any Person’s obligations respecting Hut 8 or its Subsidiaries under any confidentiality, standstill or other similar agreement.
Hut 8 shall notify USBTC of any Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal at first orally, and then within twenty-four hours in writing. Hut 8 shall provide USBTC with copies of all documents received in respect of such Acquisition Proposal. Such notice shall include a description of the material terms of the proposed Acquisition Proposal and the identity of all Persons making the Acquisition Proposal. Hut 8 may contact the Person making such Acquisition Proposal to determine whether such proposal or inquiry would reasonably be expected to lead to a Superior Proposal. Hut 8 shall keep USBTC reasonably informed of the status of such Acquisition Proposal.
If Hut receives, an Acquisition Proposal that constitutes a Superior Proposal that was not solicited in breach of the Business Combination Agreement and was made prior to the approval of the Hut Resolutions, Hut may, subject to the terms of the Business Combination Agreement, enter into a definitive agreement with respect to such Superior Proposal, if an only if:
•
the Person making the Superior Proposal was not subject to any standstill, non-disclosure or other agreement that would restrict it from making such Superior Proposal;

•
Hut 8 has not breached any of the terms of the solicitation covenants in the Business Combination Agreement;

•
Hut 8 has delivered a Superior Proposal Notice to USBTC indicating its intention to enter into the definitive agreement and the financial terms of such Superior Proposal;

•
Hut 8 has delivered a copy of the definitive agreement and all other agreements related thereto, including financing documents, to USBTC;

•
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date USBTC received the Superior Proposal Notice and the date USBTC receive all materials as required by the Business Combination Agreement;

•
during any Matching Period, USBTC has had the opportunity to offer to amend the Business Combination Agreement and the Business Combination in order for such Acquisition Proposal to cease to be a Superior Proposal, including by adjusting the Hut 8 Exchange Ratio or the USBTC Exchange Ratio;

•
after the Matching Period, the Hut 8 Board has determined in good faith, after consultation with legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure of the Hut 8 Board to take such action would be inconsistent with its fiduciary duties; and

•
prior to or concurrently with entering into such definitive agreement, Hut 8 terminates the Business Combination Agreement in accordance with its terms and pays the Termination Amount.

Hut shall consider and negotiate in good faith with USBTC any offer made to amend the Business Combination Agreement as a result of a Superior Proposal. Hut shall reaffirm the Board Recommendation by press release after any Acquisition Proposal is publicly announced and determined not to be a Superior Proposal. If a Superior Proposal Notice is provided to USBTC less than ten Business Days before the Hut 8 Meeting, USBTC will be entitled to require Hut to postpone such Hut 8 Meeting to a date specified by USBTC that is not more than ten Business Days after the schedule Hut 8 Meeting or a date mutually agreed by the Parties.

Conditions to Completion of the Business Combination
The respective obligations of the Parties to complete the Business Combination are subject to the fulfillment or waiver (to the extent permissible under applicable Law), on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
•
the Interim Order and Final Order are obtained on terms consistent with the Business Combination Agreement;

•
no Law or Order is in effect that makes the completion of the Business Combination illegal or otherwise prohibits or enjoins the Parties from completing the Business Combination;

•
the Arrangement Resolution shall have been passed by the Hut 8 shareholders at the Hut 8 Meeting in accordance with the Interim Order and applicable Law;

•
the Other Hut Resolutions, if any, shall have been passed by the Hut 8 shareholders at the Hut 8 Meeting in accordance with applicable Law;

•
the USBTC Stockholder Approval shall have been obtained by way of the USBTC Consent in accordance with applicable Law;

•
each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect;

•
the Hut Consideration Shares and Hut 8 Replacement Options to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

•
the Stock Exchange Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, subject only to the customary listing conditions of Nasdaq and the TSX, as applicable;

•
the Registration Statement shall have become effective, and no stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•
Dissent Rights have not been exercised with respect to more than 5.0% of the issued and outstanding Hut Shares;

•
not more than 5.0% of the USBTC Shares shall be Dissenting USBTC Shares;

•
the New Hut Omnibus Incentive Plan shall have been approved by the TSX and Nasdaq, as applicable;

•
the Amended New Hut Organizational Documents, providing for an increase in the authorized share capital of New Hut, among other things, shall have been filed and become effective, in form and substance satisfactory to Hut 8 and USBTC;

•
the actions required to be taken by the Parties pursuant to governance provisions under the Business Combination Agreement, with effect as of and from the Effective Time, shall have been taken; and

•
New Hut shall have complied with its obligations under the Business Combination to deposit the New Hut Shares issuable pursuant to the Arrangement and the Merger, and the Depositary shall have confirmed receipt of the Hut Consideration Shares and USBTC Consideration Shares contemplated thereby.

Under the terms of the Business Combination Agreement, the Parties may by mutual consent waive any of the foregoing conditions so long as such waiver is permissible by Law.
In addition to the conditions that may be waived by mutual consent, the obligations of the Parties to complete the Business Combination shall also be subject to the fulfillment or waiver of certain conditions precedent for the exclusive benefit of either Hut 8 or USBTC.
The following conditions precedent may not be waived by mutual consent and may only be waived by USBTC in whole or in part at any time in its sole discretion:
•
all covenants of Hut 8 which have not been waived have been duly performed and USBTC has received a certificate on behalf of Hut 8 by a senior executive officer confirming the same;

•
the representation and warranties in Schedule “C” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis, (ii) Section (4) [Subsidiaries] are true and correct in all material respects, and (iii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of Hut 8, and USBTC has received a certificate on behalf of Hut by a senior executive officer of Hut confirming the same;

•
executive employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to USBTC; and

•
since the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect in respect of Hut that is continuing.

The following conditions precedent may not be waived by mutual consent and may only be waived by Hut 8 in whole or in part at any time in its sole discretion:
•
all covenants of USBTC which have not been waived have been duly performed and Hut 8 has received a certificate on behalf of USBTC by a senior executive officer confirming the same;

•
all covenants of New Hut which have not been waived have been duly performed and Hut 8 has received a certificate on behalf of New Hut by a director of New Hut confirming the same;

•
the representation and warranties in Schedule “D” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis, (ii) Section (4) [Subsidiaries] are true and correct in all material respects, and (iii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of USBTC, and Hut has received a certificate on behalf of USBTC by a senior executive officer of USBTC confirming the same;

•
the representations and warranties of New Hut set forth in Schedule “E” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis; and (ii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of New Hut, and Hut has received a certificate on behalf of New Hut by a director of New Hut confirming the same;

•
employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to Hut; and

•
since the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect in respect of USBTC that is continuing.

The conditions precedent set out above shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.
Each Party will give prompt notice to the other Parties where any event or failure of such event would reasonably be likely to, (i) cause any of the representation or warranties to be untrue, or (ii) result in the failure by such Party to comply with or satisfy any covenant, condition or agreement under the Business Combination Agreement by such Party prior to the Effective Time.
Each Party shall take all necessary action to ensure that, at the Effective Time: (i) the New Hut Board shall be comprised of ten directors, (ii) the members of the New Hut Board, the Chief Executive Officer, the President and the Chief Strategy Officer of New Hut shall be set out in the disclosure letters of USBTC and Hut 8, and

(iii) the individuals listed in Section 8.6 of the USBTC Disclosure Letter shall have executed and delivered customary lock-up and voting agreements, with effect from the Effective Time, on the terms set at Section 8.6 of the USBTC Disclosure Letter. The Parties agree to work cooperatively to implement the foregoing, including by providing any information as required by Law for inclusion in the Registration Statement, USBTC Information Statement and Hut Circular. The Parties shall obtain all resignations and pass any resolutions of the New Hut Board and take all other action as may be required to ensure that the New Hut Board is comprised of ten directors, as contemplated above, at the Effective Time.
Termination
The Business Combination Agreement may be terminated at any time prior to the Effective Time by mutual agreement of the Parties or by either Hut 8 or USBTC if (i) the Effective Time shall not have occurred on or before the Outside Date, being September 30, 2023 or such later date as may be agreed upon, as long as the Party terminating the agreement is not responsible for the failure of the Effective Time to occur due to its breach of any representations or warranties or other obligations, (ii) any Law or Order makes the consummation of the Business Combination illegal and such Law or Order is final, (iii) the Hut Resolutions shall not have been passed by the Hut 8 shareholders at the Hut 8 Meeting in accordance with the Interim Order and applicable Law, or (iv) the USBTC Stockholder Approval shall not have been obtained by way of the USBTC Consent in accordance with applicable Law.
USBTC may terminate the Business Combination Agreement if:
•
the Hut 8 Board (i) fails to unanimously recommend or withdraws in a manner adverse to USBTC the Board Recommendation, (ii) accepts or states an intention to accept an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five Business Days, (iii) accepts or states an intention to accept or enter into any agreement, letter of intent, agreement in principle or other understanding with respect to an Acquisition Proposal, or (iv) fails to publicly reaffirm by press release the Board Recommendation within five Business Days after having been requested by USBTC to do so;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hut under the Business Combination Agreement that would cause any of Hut’s conditions not to be satisfied and such breach or failure is not cured, provided that USBTC is not itself in breach under the Business Combination Agreement;

•
Hut 8 breaches any of the non-solicitation provisions under the Business Combination Agreement in any material respects; or

•
since the date of the Business Combination Agreement there has occurred and is continuing a Material Adverse Effect in respect of Hut.

Hut 8 may terminate the Business Combination Agreement if:
•
prior to the approval by the Hut 8 shareholders of the Hut Resolutions, the Hut 8 Board authorizes Hut to enter into a written agreement with respect to a Superior Proposal, provided Hut is in compliance with the terms of the Business Combination Agreement and has paid the Termination Amount;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of USBTC under the Business Combination Agreement that would cause any of USBTC’s conditions not to be satisfied and such breach or failure is not cured, provided that Hut is not itself in breach under the Business Combination Agreement;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of New Hut under the Business Combination Agreement that would cause any of New Hut’s conditions not to be satisfied and such breach or failure is not cured, provided that Hut is not itself in breach under the Business Combination Agreement; or

•
since the date of the Business Combination Agreement there has occurred and is continuing a Material Adverse Effect in respect of USBTC.

Hut 8 and USBTC may not exercise their right to terminate the Business Combination Agreement for the other Party’s breach of any representation or warranty unless the Party intending to rely thereon has delivered a written notice to the other Party setting out the breaches of covenants, representations and warranties, or other matters the Party is relying on as the basis for termination. Provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the other Party may not terminate the Business Combination Agreement pursuant to these terms until the earlier of (a) the Outside Date, and (b) the date that is twenty Business Days from the date a written notice was delivered.
The Party desiring to terminate the Business Combination Agreement pursuant to the terms described above shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right. If the Business Combination Agreement is terminated subject to the terms therein, the Business Combination Agreement shall become void and of no effect without liability of any Party to any other Party hereto, except that the provisions regarding insurance and indemnification under Section 6.7 shall survive for a period of six years in the event of termination under Section 9.1(2) as a result of Effective Time occurring. In addition, the provisions of the Confidentiality Agreement, Section 9.1(4), Section 9.2, Section 9.3 and Article 10 shall survive in the event the Business Combination Agreement is terminated under Section 9.1. Notwithstanding anything to the contrary in the Business Combination Agreement, no Party shall be relived of any liability for fraud.
Termination Fee Payable by Hut 8
USBTC shall be entitled to the Termination Amount, being US$10,000,000 (free and clear of, and without reduction for any applicable withholding Taxes), upon the occurrence of any of the following events, which shall be paid by Hut to USBTC within the time specified below in each case:
•
the Business Combination Agreement is terminated by USBTC because (a) Hut 8 fails to unanimously recommend or withdraws, in a manner adverse to USBTC, the Board Recommendation (Section 9.1(2)(c)(i) [Change in Recommendation]); or (b) Hut 8 breaches any of its non-solicitation covenants under the Business Combination Agreement (Section 9.1(2)(c)(iii) [Material Breach of Article 7]), in which case the Termination Amount shall be paid within two Business Days following such termination;

•
the Business Combination Agreement is terminated by Hut 8 because the Hut 8 Board authorizes Hut 8 to enter into a written agreement with respect to a Superior Proposal (Section 9.1(2)(d)(i) [Superior Proposal]), in which case the Termination Amount shall be paid prior to or concurrently with such termination;

•
the Business Combination Agreement is terminated by USBTC because (a) Hut 8 breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants]), or (b) by either USBTC or Hut if the Effective Time shall not have occurred before the Outside Date (Section 9.1(2)(b)(i) [Outside Date]) or the Hut Resolutions have not been passed by the Hut 8 shareholders at the Hut 8 Meeting (Section 9,1(2)(b)(iii)[Not Hut Shareholder Approval]), but only if:

•
prior to such termination, an Acquisition Proposal or intention to make an Acquisition Proposal is made or publicly announced by any Person; and

•
within twelve months following the date of termination, (1) an Acquisition Proposal (whether or not it is the same Acquisition Proposal referred to above) is consummated or (2) Hut or its Subsidiaries enters into a Contract in respect of an Acquisition Proposal (whether or not it is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within twelve months after the termination), in which case the Termination Amount shall be payable on or prior to the consummation of the Acquisition Proposal referred to therein. The definition of Acquisition Proposal in the preceding paragraph, and for the purposes of this termination option, shall have the meaning ascribed thereto in Section 1.1 of the Business Combination Agreement, except that references to 20% therein shall be deemed to be references to 50%.

The Termination Amount shall be paid by Hut 8 by wire transfer in immediately available funds to an account specified by USBTC. Hut 8 shall not be required to pay the Termination Amount on more than one occasion. The Termination Amount represents liquidated damages, including opportunity costs, which USBTC will suffer or incur as a result of the event giving rise to such termination under the Business Combination Agreement. In the event the Termination Amount is paid to USBTC, USBTC shall be precluded from any other remedy against Hut at law or in equity, except as provided for under Section 9.2(4) as it relates to liability for fraud, among other things.
Fees and Expenses
Except as described below, New Hut shall pay all fees, costs and expenses incurred by Hut 8 and USBTC in connection with the Business Combination Agreement and the Business Combination. If the Business Combination Agreement is terminated prior to the Effective Time, each Party shall pay all fees, costs and expenses incurred by such Party, provided that each of Hut 8 and USBTC shall pay 50% of any filing fees and applicable Taxes payable in respect of any regulatory process for the transaction contemplated by thereunder, including any fees, costs and expenses in connection with the preparation, filing and approval by SEC of the Registration Statement.
If the Business Combination Agreement is terminated by USBTC because (a) the Hut Resolutions shall not have been passed by the Hut 8 shareholders at the Hut 8 Meeting in accordance with the Interim Order and applicable Law (Section 9.1(2)(b)(iii) [No Hut Shareholder Approval]), or (b) Hut breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants]), then Hut 8 shall pay to USBTC an expense reimbursement payment for reasonable, documented expenses incurred in connection with the Business Combination Agreement and the Arrangement of, in the case of a termination pursuant to (a) described above, in an amount not to exceed C$500,000 (less any applicable withholding Tax), and in the case of a termination pursuant to (b) described above, in an amount not to exceed C$2,000,000 (less any applicable withholding Tax), no later than two Business Days after the date of such termination, provided that Hut 8 shall not be required to pay in aggregate, an mount in excess of the Termination Amount.
If the Business Combination Agreement is terminated by Hut 8 because (a) the USBTC Stockholder Approval shall not have been obtained by way of the USBTC Consent in accordance with applicable Law (Section 9.1(2)(b)(iv) [No USBTC Stockholder Approval]), (b) USBTC breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(d)(ii) [Hut Breach of Reps or Covenants]), or (c) New Hut breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(d)(iii) [New Hut Breach of Reps or Covenants]) then USBTC shall pay to Hut 8 an expense reimbursement payment for reasonable, documented expenses incurred in connection with the Business Combination Agreement and the Arrangement of, in the case of a termination pursuant to (a) described above, in an amount not to exceed C$500,000 (less any applicable withholding Tax), and in the case of a termination pursuant to (b) or (c) described above, in an amount not to exceed C$2,000,000 (less any applicable withholding Tax), no later than two Business Days after the date of such termination.
Neither USBTC nor Hut 8 shall pay a broker, finder, or investment banker fee in connection with the transactions contemplated by the Business Combination Agreement, except as otherwise provided for in the USBTC Disclosure Letter and Hut Disclosure Letter, respectively.
Employee Matters
During the one-year period commencing on the Effective Date, New Hut shall pay each USBTC Employee or Hut Employee who was employed by USBTC or USBTC Subsidiaries or Hut 8 or Hut Subsidiaries immediately prior to the Merger Effective Time and who remain employed with New Hut or any of its Subsidiaries (the “Company Employees”), a base compensation with annual cash bonus opportunities that, with respect to each such Company Employee, are no less favorable than the base salary and annual cash bonus opportunities of such Company Employee immediately prior to the Merger Effective Time. In addition, New Hut shall provide employee benefits that, with respect to each such Company Employee, are at least substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing.

Each Company Employee shall be given full credit for such Company Employee’s service with either USBTC, Hut 8 or its respective Subsidiaries for the purposes of eligibility, vesting and determination of the level of benefits (but not for purposes of benefit accruals other than vacation pay, statutory severance, termination notice or pay in lieu or any other entitlement required by law) under any benefit plans made generally available to employees by New Hut or its Subsidiaries in which a Company Employee participates following the Closing (any such plan a “New Plan”) to the same extent recognized by USBTC, Hut 8 or their respective Subsidiaries immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent it would result in a duplication of benefits.
New Hut shall use commercially reasonable efforts to (i) waive any pre-existing condition or limitations under any New Plan, other than any limitations that were in effect with respect to such employees as of the Closing, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement prior to the Closing.
The Business Combination Agreement shall not (i) create any right in any Company Employee to continued employment or preclude the ability of New Hut or any Subsidiary to terminate the employment of any employee for any reason, (ii) require New Hut or any Subsidiary to continue any benefit plan or prevent the amendment, modification or termination thereof after the Closing, (iii) confer upon any Company Employee any rights or remedies under or by reason of the Business Combination Agreement or (iv) be treated as an amendment to any particular employee benefit plan of USBTC, Hut or any respective Subsidiary.
Specific Performance
Neither Party shall be precluded from seeking injunction relief to enforce the other Party’s obligation to consummate the transaction contemplated by the Business Combination Agreement, to restrain any breach of the covenants or otherwise obtain specific performance of any such covenants. Any requirement for proof of damage or the securing or posting of any bond in connection with obtaining such injunction or specific performance is being waived. No Party shall be permitted to receive both a grant of specific performance and any monetary damages (including all or any portion of the Termination Amount).
Third Party Beneficiaries
The Business Combination Agreement will not benefit or create any right or cause of action in favor of any person, other than the Parties or as described under section entitled “The Business Combination — Indemnification” beginning on page 107, and no person shall be entitled to rely on the provisions of the Business Combination Agreement in any action, suit, proceeding, hearing or other forum.
Governing Law
The Business Combination Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Except as provided below, the Parties irrevocably attorn to the exclusive jurisdiction of the Court of the Province of British Columbia situated in the City of Vancouver in respect of all matters arising under and in relation to the Business Combination Agreement.
Notwithstanding the foregoing, the provisions in the Business Combination Agreement with respect to the Merger (the “Merger Provisions”) shall be governed by the laws of the State of Nevada without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Any proceeding or action based upon, arising out of or related to the Merger Provisions or the transactions contemplated thereby must be brought in the Eighth Judicial District Court of the State of Nevada sitting in Clark County, Nevada, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Nevada. Each Party waives any right such Party may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to the Merger Provisions or any of the transaction contemplated thereby.

The Support Agreements
Hut 8 Support Agreement
The following section summarizes material provisions of the Hut 8 Support Agreement, the form of which is included as an exhibit to the Registration Statement of which this prospectus forms a part, which form is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of USBTC and the Hut 8 Supporting Shareholders are governed by the Hut 8 Support Agreement and not by this summary or any other information contained in or incorporated by reference into this prospectus. You are urged to read the form of the Hut 8 Support Agreement carefully and in its entirety, as well as this prospectus and the information incorporated by reference into this prospectus.
Concurrent with the entry into the Business Combination Agreement, USBTC entered into the Hut 8 Support Agreement with each of the Hut 8 Supporting Shareholders with respect to the Hut 8 common shares and Hut 8 common shares issuable under Hut 8 Options, Hut 8 DSUs, and Hut 8 RSUs (together with the Hut 8 common shares, collectively, the “Hut 8 Subject Securities”) that each such Hut 8 Supporting Shareholder owned as of the date thereof, or thereafter.
In addition, the Hut 8 Supporting Shareholders have agreed, among other things, and subject to the terms and conditions of the Hut 8 Support Agreements, until the termination of the Hut 8 Support Agreements:
a)
not to, without having first obtained the prior written consent of USBTC, directly or indirectly, sell, transfer, grant a security interest in or otherwise dispose of any right or interest in (or any similar transaction) any of the Hut 8 Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith;

b)
not to, without having first obtained the prior written consent of USBTC, requisition or join in the requisition of any meeting of any of the Hut 8 shareholders;

c)
not to, without having first obtained the prior written consent of USBTC, directly or indirectly, grant or agree to grant any proxy or other right to vote any Hut 8 Common Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote;

d)
to vote in favor of the approval, consent, ratification and adoption of the Arrangement and the transaction contemplated by the Business Combination Agreement;

e)
to vote or not vote the Hut 8 Subject Securities in a manner which could reasonably be expected to (i) prevent, hinder or delay the successful completion of the Arrangement or the transactions contemplated by the Business Combination Agreement, or (ii) support an Acquisition Proposal;

f)
to cease and cause to be terminated any existing solicitation, discussion or negotiation with respect to any potential Acquisition Proposal; and

g)
to irrevocably waive to the fullest extent permitted by law any and all rights of the Hut 8 Supporting Shareholders to dissent with respect to the Arrangement, and not exercise any such rights with respect to the Arrangement or the transactions contemplated by the Business Combination Agreement.

The Hut 8 Support Agreements may be terminated:
a)
by written instrument executed by each of the parties;

b)
in the event that the Business Combination Agreement is terminated in accordance with its terms;

c)
by written notice by the Hut 8 Supporting Shareholder to USBTC if, without the prior written consent of the Hut 8 Supporting Shareholder, there is any decrease in the aggregate amount of the Hut 8 Consideration to be received by non-dissenting Hut 8 Shareholders under the terms of the Arrangement; or

d)
at the Effective Time.

USBTC Stockholder Support Agreement
The following section summarizes material provisions of the USBTC Stockholder Support Agreement, the form of which is included as an exhibit to the Registration Statement of which this prospectus forms a part, which form is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of Hut 8, USBTC and the USBTC Supporting Stockholders are governed by the USBTC Stockholder Support Agreement and not by this summary or any other information contained in or incorporated by reference into this prospectus. You are urged to read the form of the USBTC Stockholder Support Agreement carefully and in its entirety, as well as this prospectus and the information incorporated by reference into this prospectus.
Concurrent with the entry into the Business Combination Agreement, Hut 8 and USBTC entered into the USBTC Stockholder Support Agreement with the USBTC Supporting Stockholders with respect to the shares of USBTC common stock, shares of USBTC preferred stock, and common stock issuable under USBTC options that each such USBTC Supporting Stockholder owned as of the date thereof, or thereafter.
Pursuant to the USBTC Stockholder Support Agreement, the USBTC Supporting Stockholders agreed to (i) vote all of their shares of USBTC capital stock in favor of the approval and adoption of the Business Combination and (ii) the termination of certain agreements between USBTC and certain of the USBTC Stockholders, subject to the occurrence of the Closing. Additionally, the USBTC Supporting Stockholders have agreed not to (i) transfer any of their shares of USBTC capital stock (or enter into any arrangement with respect thereto) or (ii) solicit, or agree to, alternative proposals.
The shares of USBTC capital stock subject to the USBTC Stockholder Support Agreement constituted approximately 41.4% of the outstanding shares of USBTC capital stock as of July 10, 2023. The USBTC Stockholder Support Agreement was entered into by the executive officers and directors of USBTC and certain other USBTC stockholders.
The USBTC Stockholder Support Agreement terminates at the earliest to occur of (i) the Closing, (ii) the termination of the Business Combination Agreement or (iii) the mutual written consent of the parties to the USBTC Stockholder Support Agreement. However, termination of the USBTC Stockholder Support Agreement will not relieve any party to such Support Agreements from liability for breach of the USBTC Stockholder Support Agreement itself.

U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the anticipated U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of USBTC common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretations could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service (“IRS”) or courts will not adopt a position that is contrary to the description included in the following summary.
This discussion is limited to U.S. Holders who hold their USBTC common stock as a “capital asset” (generally, property held for investment) purposes. This summary does not address all tax considerations that may be relevant to a particular type of person in light of their particular circumstances. In particular, this summary does not address the U.S. federal income tax consequences of the Merger to persons subject to special treatment under the U.S. federal income tax laws, such as:
•
dealers or traders in securities or currencies;

•
banks, financial institutions or insurance companies;

•
real estate investment trusts or regulated investment companies;

•
grantor trusts;

•
persons who own, or are deemed to own, 5% or more, by voting power or value, of stock of USBTC, including the USBTC common stock;

•
persons that exercise their dissent rights with respect to their USBTC common stock;

•
persons that hold Series A Preferred, Series B Preferred or Series B-1 Preferred;

•
persons who will own, or will be deemed to own, 5% or more, by voting power or value, of the stock of New Hut, including the New Hut common stock following the Merger;

•
persons that hold their USBTC common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
tax-exempt entities;

•
persons who hold their USBTC common stock through individual retirement accounts or other tax-deferred accounts;

•
persons who acquired their USBTC common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•
persons who acquired their USBTC common stock pursuant to the exercise of employee stock options or otherwise as compensation; and

•
persons who own their USBTC common stock through partnerships or other pass-through entities.

In addition, the following summary does not address (i) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (ii) any state, local or non-U.S. tax consequences of the Merger; or (iii) the tax on net investment income or the alternative minimum tax.
If an entity (or an arrangement) treated as a partnership for U.S. federal income tax purposes holds USBTC common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their own tax advisors about the tax consequences of the Merger to them.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of USBTC common stock that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or a resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if it (1) is subject to the primary supervision of a U.S. court and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER TO YOU BASED ON YOUR OWN PARTICULAR CIRCUMSTANCES.
U.S. Federal Income Tax Consequences of the Merger Generally
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 Shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Code (the “Intended Tax Treatment”). Section 351(e)(1) of the Code provides, however, that even if an exchange otherwise satisfies all of the requirements of Section 351(a) of the Code, Section 351 of the Code shall not apply to a transfer of property to an “investment company”. Whether New Hut is an investment company for purposes of Section 351(e)(1) will depend in part on whether Bitcoin is treated as a “security” for purposes of Section 351(e)(1). There is significant uncertainty as to whether Bitcoin is a security, or is treated as a security, for these purposes, and the conclusion may depend, in part, on whether Bitcoin falls within the definition of a “security” under the U.S. federal securities laws. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, given the uncertainty as to the treatment of Bitcoin, we can make no representation that New Hut will not be treated as an investment company immediately after the Merger or that the Intended Tax Treatment will apply. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder USBTC common stock should consult its own tax advisor with respect to the particular tax consequences of the Merger to such holder, including the consequences if the IRS successfully challenged the qualification of the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, as a transaction described in Section 351 of the Code.
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of USBTC Common Stock
Tax Consequences if the Intended Tax Treatment Applies.   Subject to the paragraph below, assuming the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, the following tax consequences would result for U.S. Holders of USBTC common stock:
•
gain or loss generally will not be recognized upon the exchange of USBTC common stock for New Hut common stock in the Merger;

•
the aggregate basis of the New Hut common stock received in the Merger by such U.S. Holder generally will be the same as the aggregate basis of the USBTC common stock exchanged therefor; and

•
the holding period of the New Hut common stock received in the Merger by such U.S. Holder generally will include the holding period of the USBTC common stock exchanged therefor.

If a U.S. Holder acquired different blocks of USBTC common stock (that is, USBTC common stock acquired at different times for different prices), such U.S. Holder’s tax basis in the New Hut common stock received in the Merger would generally be determined by reference to the aggregate basis of the separate blocks of shares transferred to New Hut. Such U.S. Holder would also generally have a split holding period in each of its shares of New Hut common stock received for purposes of determining long-term or short-term capital gain or loss. Such U.S. Holder’s holding period for a portion of each share of New Hut common stock will include the holding period such U.S. Holder had in each separate block of shares transferred in the Merger. U.S. Holders are urged to consult their own tax advisors if they have acquired different blocks of USBTC common stock that are being transferred in connection with the Merger.
Tax Consequences if the Intended Tax Treatment Does Not Apply.   If the Intended Tax Treatment does not apply, then the tax consequences to a U.S. Holder of USBTC common stock will depend on whether the Merger qualifies as a “reorganization” within the meaning of section 368 of the Code. Section 368 of the Code also has special rules restricting the application of the reorganization provisions if the two corporations are “investment companies,” which rules are similar to, but not precisely the same as, the investment company rules contained in Section 351(e)(1) of the Code discussed above. Accordingly, there can be no assurance that the Merger will qualify as a reorganization. U.S. Holders are urged to consult their own tax advisors as to whether the Merger may qualify as a reorganization for U.S. federal income tax purposes in the case that the Intended Tax Treatment were not to apply.
If the Merger qualifies as a reorganization, then the U.S. federal income tax consequences for a U.S. Holder of USBTC common stock will generally be the same as the consequences of the Intended Tax Treatment, except that a U.S. Holder’s basis and holding period in New Hut common stock received pursuant to the Merger would generally be determined separately for each block of USBTC common stock exchanged therefor.
If the Merger does not qualify as a reorganization and the Intended Tax Treatment does not apply, then a U.S. Holder that exchanges USBTC common stock in the Merger would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Merger Effective Time) of the New Hut common stock received and (ii) the U.S. Holder’s adjusted tax basis in the USBTC common stock exchanged therefor. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such USBTC common stock exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of USBTC common stock (that is, USBTC common stock acquired at the same cost in a single transaction) exchanged pursuant to the Merger.

INFORMATION ABOUT HUT 8
Hut 8 Mining Corp.
Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON M5V 2B8
(647) 256-1992
Hut 8 is a large innovation-focused digital asset miner, led by a team of business-building technologists, bullish on Bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has a high capacity rate and large inventory of self-mined Bitcoin. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market.
Hut 8’s common stock is listed on Nasdaq and the TSX under the symbol “HUT.”
Additional information about Hut 8 is included in documents incorporated by reference into this prospectus, including its Annual Information Form for the year ended December 31, 2022, included as Exhibit 99.1 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022, its Management’s Discussion and Analysis for the year ended December 31, 2022, included as Exhibit 99.3 on Form 40-F dated March 9, 2023; and its Management’s Discussion and Analysis for the three months ended March 31, 2023, included as Exhibit 99.3 on Form 6-K dated May 11, 2023. See the section of this prospectus titled “Where You Can Find More Information” beginning on page 242.
The Validus Litigation
As previously disclosed by Hut 8, on January 26, 2023, Hut 8 filed a Statement of Claim in the Superior Court of Justice of Ontario against Validus, in respect of Validus’ failure to meet its contractual obligations under the power purchase agreement it entered into with Hut 8 at the company’s facility in North Bay, Ontario. On February 9, 2023, Hut 8 received a notice of termination from Validus purporting to terminate Hut 8’s lease at its North Bay facility (the “Validus Notice”). On February 21, 2023, Hut 8 announced that it received the Statement of Defence and Counterclaim of Validus. Validus denies the majority of allegations in Hut 8’s Statement of Claim and has brought counterclaims against Hut 8 and is seeking monetary damages. On March 28, 2023, Hut 8 announced that it served and filed an amended statement of claim in the Superior Court of Justice of Ontario against Validus. While Hut 8 believes that the Validus Notice and Statement of Defence and Counterclaim are meritless and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to Hut 8. On April 11, 2023, Validus served and filed an amended statement of defence and counterclaim in the Ontario Superior Court of Justice against Hut 8.
Business Overview
Digital Asset Mining
To date, Hut 8’s primary business has centered around the mining of Bitcoin. Hut 8 does not hold, sell or transact in Bitcoin or any other digital asset for any person other than itself. On February 7, 2023, Hut 8 announced its intention to begin to sell Bitcoin to help fund operating expenses through a combination of selling the Bitcoin it mines and Bitcoin from its existing holdings. Hut 8 may continue to sell Bitcoin to pay expenses on an as-needed basis in the future. Hut 8 does not have a specific policy regarding the number of Bitcoin that will be sold, but expects that it will be equal to approximately one month’s production on an ongoing monthly basis. Fees for converting Bitcoin into fiat currency are immaterial and amount to 1% of the converted amount of Bitcoin sold, on average.

Hut 8 Holdings, a subsidiary of Hut 8, entered into a Digital Asset Execution Agreement with NYDIG Execution LLC pursuant to which Hut 8 Holdings may instruct NYDIG Execution LLC to execute or arrange for the execution of certain Bitcoin transactions, including the sale of Hut 8’s Bitcoin in exchange for fiat currency. Either party may terminate the agreement upon 60 days’ notice.
Hut 8, through Hut 8 Holdings, entered into a $50 million credit agreement with Coinbase Credit, Inc., (the “Coinbase Agreement”). The Coinbase Agreement provides a $15 million term loan, an option of drawing an additional $20 delayed-draw term loan tranche between one and two months following closing and an option of drawing an additional $15 million delayed-draw term loan tranche within 15 business days following the completion of the Business Combination. All amounts borrowed under the Coinbase Agreement will bear interest at a rate equal to (a) the greater of (i) the federal funds rate on the date of the applicable borrowing, and (ii) 3.25%, plus (b) 5.0%. The Coinbase Agreement facility will mature 364 days after the date of the first borrowing. Obligations under the Coinbase Agreement are secured by Hut 8’s interest in certain Bitcoin held in the custody of Coinbase Custody Trust Company, LLC (“Coinbase Custody”). 847 of Hut 8’s Bitcoin are currently held as collateral pursuant to the Coinbase Agreement. If the value of the collateral under the Coinbase Agreement decreases past a specified margin, Hut 8 may be required to post additional Bitcoin as collateral. For more information on Coinbase Custody’s custodianship of certain of Hut 8’s Bitcoin, see “— Custody Policy” beginning on page 144 of this prospectus. The obligations of Hut 8 Holdings are guaranteed by Hut 8.
Hut 8 may loan its digital assets to a borrower for a specific period of time in exchange for a fee as part of a yield enhancement program. Hut 8 does not currently have any of these arrangements in place.
Currently, the only digital asset that Hut 8 mines is Bitcoin. Hut 8 relies on case law and SEC guidance for its risk-based judgment that Bitcoin is not considered a security as defined in Section 2(a)(1) of the Securities Act, while acknowledging that this judgment does not constitute a legal standard or determination binding on the SEC or any other regulatory body.
The definition of security in the Securities Act and the Exchange Act are substantially the same. Both definitions contain a provision for “investment contracts”. The SEC has taken the position that certain digital assets are securities under the Securities Act and the Exchange Act because they are investment contracts. Beginning with the Supreme Court case SEC v. W.J. Howey Co., federal courts and the SEC have defined investment contracts to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) based on the managerial or entrepreneurial efforts of others (the “Howey test”). In 2019, the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”) which analyzes the status of digital assets as securities under U.S. federal securities laws.
If Hut 8 determines to mine digital assets other than Bitcoin in the future, Hut 8 will assess whether the digital assets may be considered securities under the relevant U.S. federal securities laws. Hut 8 will rely on the Howey test and the Framework, as well as any relevant no action letters issued by the SEC, the SEC’s positions as set out in its enforcement actions and litigation related to the question of whether digital assets are securities and, to a lesser extent, public statements regarding digital assets made by staff of the SEC.
The average site operating costs of mining each Bitcoin for 2022 were approximately C$20,600, compared to approximately C$22,100 in the prior year period, with the decrease primarily due to the deployment of more efficient miners at Hut 8’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty as compared to the prior year. The average site operating costs of mining each Bitcoin represents the breakeven price of Hut 8’s mining operations. Hut 8 does not expect the Business Combination to change the breakeven analysis as the mining operation costs are incurred at the operational level and are not expected to change following the Business Combination.
Hut 8 receives digital asset mining rewards from its mining activity through third-party mining pool operators Foundry and Luxor Technology Corp (“Luxor”). Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. Hut 8 provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute Hut 8’s pro-rata share of Bitcoin mined to Hut 8 based on the computing power Hut 8 contributes.

Under Hut 8’s mining pool agreements with Foundry and Luxor, Hut 8’s daily payout is calculated based on Hut 8’s hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. Hut 8’s pool fee in relation to these agreements is currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s hashrate contributed. Furthermore, Hut 8 may terminate these agreements and withdraw from the mining pool at any time at Hut 8’s election by giving notice to the pool operators.
Hut 8 is dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by Hut 8 and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power Hut 8 provided. While Hut 8 has internal methods of tracking both its processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine Hut 8’s proportion of a given reward. Hut 8 has little means of recourse against mining pool operators if Hut 8 determines the proportion of the reward paid out to Hut 8 by the mining pool operator is incorrect, other than leaving the pool.
Cost to Mine a Bitcoin
Hut 8’s profitability in self-mining is heavily dependent upon its cost to mine a Bitcoin, calculated as site operating costs for Hut 8’s mining operations in the period divided by Bitcoin mined in the period. Site operating costs consist primarily of its electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at its digital asset mining facilities. Hut 8’s management views the company’s cost to mine a Bitcoin as a key indicator of gross profitability. Hut 8’s cost to mine a Bitcoin for the three-month period ended March 31, 2023 was approximately $25,100 Canadian dollars compared to approximately $18,000 Canadian dollars during the same period in the prior year. The increase was due to higher power consumption per Bitcoin mined, increased energy prices and ongoing electrical issues at the Drumheller facility, which was partially offset by Hut 8’s decision to curtail and increased efficiencies in the miners deployed compared to prior year same quarter.
Hut 8’s cost to mine a Bitcoin for the year ended December 31, 2022 was approximately $20,600 Canadian dollars compared to approximately $22,100 Canadian dollars during the prior year. The decrease was primarily attributable to the deployment of more efficient miners at the Company’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty.
Hut 8’s management does not expect a significant impact to this metric as a result of the Business Combination.
Key Operating and Financial Indicators
In addition to the financial results, Hut 8 uses the following key operating indicators to evaluate the business, identify trends and make strategic decisions.
The following table presents Hut 8’s key operating indicators for the three-month periods ended March 31, 2023 and 2022, and the fiscal years ended December 31, 2022, and 2021. Adjusted EBITDA, included in the below table, is a Non-IFRS measure. For the definition of Adjusted EBITDA and a reconciliation to Hut 8’s most directly comparable financial measure calculated and presented in accordance with IFRS, please see Hut 8’s Management’s Discussion and Analysis for the year ended December 31, 2022, included as Exhibit 99.3 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022, and Hut 8’s Management’s Discussion and Analysis for the three months ended March 31, 2023, included as Exhibit 99.3 on Hut 8’s Form 6-K dated May 11, 2023.

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021
Total miners (EoP)	36,192	24,946	36,192	19,325
Total installed miners (EoP)(1)	28,972	24,946	27,405	19,325
Total installed hash-rate (EoP)	2.6 EH/s	2.5 EH/s	2.5 EH/s	2.0 EH/s
Network Hash-rate (EoP)	328.3 EH/s	194.5 EH/s	274.2 EH/s	179.8 EH/s
Difficulty (EoP)	46.8T	28.6T	33.6T	29.6T
Quantity of Bitcoin mined for company benefit	475	942	3,568	2,786
Net income (loss) (thousands of Canadian dollars)	$108,503	$55,708	($242,813)	($72,711)
Adjusted EBITDA (thousands of Canadian dollars)	($3,697)	$27,109	$32,034	$96,593

(1)
Installed miners as at March 31, 2023, and December 31, 2022, excludes 7,220 idle miners and 8,787 idle miners related to the North Bay site, respectively.

High Performance Computing Operations
Hut 8’s colocation and cloud businesses are conducted entirely through Hut 8 High Performance Computing Inc. (“Hut 8 HPC”). For both Hut 8 HPC’s colocation and cloud businesses, the fee structure is based on two models: allocation and consumption. Under the allocation model, customers pay a fixed recurring monthly fee based on a set amount of consumption. The consumption model for the colocation business is generally a function of cabinet space and power. The consumption model for the cloud business is generally a function of committed resources such as amount of storage or random access memory (“RAM”). Additional fees are charged for any extra consumption above the contracted amount. There is also typically a one-time setup fee for implementation.
In the case of colocation services, Hut 8 HPC bills the customer for cabinet space and power on a monthly recurring basis. The price is typically stated as a price per kilowatt (“kW”) of power the client is permitted to utilize. For example, if a client uses 10 cabinets in one of Hut 8 HPC’s data centers, and each cabinet uses 5 kW of power monthly and Hut 8’s price is $200 per kW, Hut 8 HPC would bill the client $10,000 monthly (the product of 10 cabinets at 5 kW per cabinet at $200 per kW).
In the case of cloud services, Hut 8 HPC bills the customer for committed resources on a monthly basis. The price is stated as a price per unit of committed resource such as amounts of storage or RAM (in gigabytes, “GBs” or terabytes, “TBs”), amounts of processing power (in number of virtual CPUs “vCPUs”), number of licenses or number of virtual machines. For example, if a customer uses 100 vCPUs (at $9 per vCPU), 4000 GB of storage (at $0.13 per GB) and 200 GB of RAM (at $7 per GB), Hut 8 would charge the customer $2,820 monthly.
Facilities
Hut 8 entered into an Electricity Supply Agreement (“ESA”) between Hut 8 Holdings and the City of Medicine Hat, dated March 20, 2018. Under the ESA, the City of Medicine Hat supplies Hut 8 Holdings with up to 44.2 mega volt amps (MVA) of electricity per hour during the term of the agreement. The City of Medicine Hat may supply electricity in excess of the 44.2 MVA/hour contract capacity up to 63.2 MVA/hour to the extent available, as determined between the parties. The City of Medicine Hat must supply Hut 8 Holdings with at least 2 MVA/hour at all times during the term of the ESA. Hut 8 Holdings paid an original prepayment amount of C$2.1 million and is required pay for the electricity consumed in accordance with the monthly incremental energy charges as calculated under the terms of the ESA. Unless earlier terminated, the ESA is effective from March 20, 2018 until June 30, 2028, and may be renewed for a successive ten-year period upon written notice by Hut 8 Holdings. The ESA may be terminated: (i) by mutual written agreement of the parties; (ii) by either party upon the delivery of a termination notice as a result of a breach of contract by the other party; (iii) by the City of Medicine Hat upon the termination of the amended lease agreement with Hut 8 Holdings; and (iv) by Hut 8 Holdings as a result of economic hardship.
Hut 8 entered into a Master Electricity Services Agreement (“MESA”) with CP Energy Marketing L.P. (“CP LP”), dated November 29, 2019. CP LP acts as a retailer for the Drumheller facility by providing certain services including arranging for the delivery of electricity to the site by the local wire services provider, which is ATCO Electric. The agreement had an original term which began on December 1, 2019 and ended on December 31, 2020. The term automatically renews on a month-to-month basis until terminated by either party upon providing a 30 day notice of termination to the other party. The rate payable by Hut 8 is based on the pool price reported by the Alberta Electric Systems Operator (“AESO”) in addition to a distribution and transmission charge. The distribution and transmission charges Hut 8 pays are governed by a memorandum of understanding between Hut 8 Holdings and ATCO Electric, dated January 14, 2022, and the amounts paid are based on ATCO Electric’s tariffs. Hut 8 has encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 15% of installed hash rate at the site. Remediation began in March 2023 and has continued throughout June 2023 as the team implemented new custom firmware across all miner models designed to lower the power supply’s maximum output voltage, ensuring equipment operates within safe limits. Hut 8 is actively increasing repair staff, adding an additional repair center shift, and has procured new hardware to expedite repairs and accelerate the speed at which miners are brought back online. In June 2023, repair staff repaired more than 3,700 hashboards, and remain focused on re-installation and energization of repaired miners while continuing to complete repairs on the remaining affected miners. The electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.
Hut 8 entered into a Power Purchase Agreement (“PPA”) with Validus dated October 22, 2021. Under the terms of the PPA, Validus is to supply Hut 8 with up to 100 MW of electricity per hour during the term of the agreement, with such supply of electricity to be provided in phases. Hut 8 paid a fee of C$20 million to Validus as an upfront capital pre-payment installment to lock in favourable electricity prices under the PPA. An additional C$5 million in upfront capital pre-payment installments is payable by Hut 8 upon other key project milestones being achieved. Under the terms of the PPA, unless earlier terminated, the agreement is to be effective for five years from the date Hut 8 commenced commercial operations at Hut 8’s facility in North Bay, Ontario, and may be renewed for two successive five-year periods upon written notice by Hut 8. The agreement may be terminated: (i) by either party as a result of a prolonged force majeure event; (ii) by either party as a result of a breach of contract or default by the other party; and (iii) by either party upon a fundamental change in law. For more information on the PPA with Validus, see the sections of this prospectus titled “Information About Hut 8 — The Validus Litigation” beginning on page 139 and “Risk Factors — The Company is currently subject to litigation and cannot predict the outcome of any current or future legal proceedings with respect to its current or past business practices.” and “Risk Factors — The Company may face additional disruptions to its supply of electrical power and an increase of electricity rates.” in the Annual Information Form for the year ended December 31, 2022, included as Exhibit 99.1 to Hut 8’s Annual Report on Form 40-F for the year ended December 31, 2022 , incorporated by reference into this prospectus.
The average cost of electricity for Hut 8’s mining operations was C$0.089 per kilowatt hour (“kWh”) in 2022. The cost of electricity varies by mining site, reflecting contractual agreements with each site’s power provider. At the Medicine Hat facility, Hut 8 paid the City of Medicine Hat an agreed-upon amount and will pay incremental fees for additional electricity consumed at a rate determined by the ESA. At the Drumheller facility, Hut 8 pays a rate determined based on the pool price reported by the AESO, in additional to a distribution and transmission fee. At the North Bay facility, Hut 8 pre-paid a fee to Validus to lock in specific electricity prices under the terms of the PPA.
Impact of Market Disruption
Hut 8 does not hold any Bitcoin for third parties. However, its business, financial condition, and results of operations could be adversely affected by recent events beyond its control, including the fallout from the bankruptcy filings of FTX, Three Arrows, Celsius, Voyager, BlockFi, and Genesis. In January 2023, Genesis filed for bankruptcy. Genesis is owned by DCG, which also owns Foundry, one of Hut 8’s mining pool providers; however, at this time, Hut 8 believes it is not subject to any material risks arising from its previous exposure to Genesis. Hut 8 suspended a lending agreement established in January 2021 with Genesis Capital, a subsidiary of Genesis, and all Bitcoin loaned were returned to Hut 8 during the year ended December 31, 2022.
Hut 8, through Hut 8 Holdings, entered into a master borrow agreement (“MBA”) on January 6, 2021, which was subsequently amended on August 24, 2021, pursuant to which Hut 8 provided Genesis Capital with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.00% per annum. The 1,000 Bitcoin that were loaned to Genesis Capital were returned to Hut 8 on May 12, 2022, and no Bitcoin is currently loaned by Hut 8 to Genesis Capital pursuant to the MBA or any other similar arrangement.
Hut 8, through Hut 8 Holdings, entered into a master digital currency loan agreement (“MDCLA”) on April 27, 2021, which was subsequently amended on September 30, 2021, pursuant to which Hut 8 provided Galaxy Digital LLC (“Galaxy”) with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.25% per annum. The 1,000 Bitcoin that were loaned to Galaxy were returned to Hut 8 on May 12, 2022, and no Bitcoin is currently loaned by Hut 8 to Galaxy pursuant to the MDCLA or any other similar arrangement. Hut 8 entered into a revolving credit agreement (“RCA”) with Galaxy on April 27, 2021, which was subsequently amended on September 30, 2021, that provides access to an uncommitted US$50.0 million revolving credit facility which, upon posting digital asset collateral, Hut 8 may draw upon as an additional source of liquidity, but there is no certainty that market conditions will allow Hut 8 to access the facility on commercially reasonable terms, or at all. Hut 8 has not drawn any funds from the RCA or posted any related collateral as at December 31, 2022.
Under the Coinbase Agreement, Hut 8’s obligations are secured by Hut 8’s interest in certain Bitcoin held in the custody of Coinbase Custody. If the price of Bitcoin were to decline precipitously, the value of Hut 8’s collateral package under the Coinbase Agreement would also decline. While Hut 8 would still be able to draw from the Coinbase Agreement facility even if the value of the collateral declines, Hut 8 may be required to post additional Bitcoin as collateral, and Hut 8’s ability to raise additional financing from existing or new lenders may be impaired by the current digital asset market disruption.
While the MDCLA and RCA are still active, Hut 8 has suspended the lending agreements established with Genesis Capital and Galaxy and all Bitcoin loaned were returned to Hut 8 during the year ended December 31, 2022.
As of the date hereof, Hut 8 has not experienced any material impact resulting from the bankruptcy filings of FTX, Three Arrows, Celsius, Voyager, BlockFi, and Genesis and the attendant disruptions in the digital asset markets. Hut 8 may loan digital assets to a borrower for a specific period of time in exchange for a fee. While Hut 8 intends to only transact with counterparties it believes to be creditworthy, there can be no assurance that a counterparty will not default and that Hut 8 will not sustain a material loss on a transaction as a result. Other than Genesis Capital, as a subsidiary of Genesis, and Foundry, Hut 8 (i) has no direct exposure to any digital asset entities that have recently filed for bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to Hut 8 to have (x) experienced material excessive redemptions or withdrawals or suspended redemptions or withdrawals of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures.
Custody Policy
Hut 8 uses third-party custody solutions from NYDIG, BitGo Trust Company Inc. (“BitGo”), and Coinbase Custody Trust Company, LLC (“Coinbase Custody”) to safeguard its Bitcoin. Hut 8 does not self-custody its Bitcoin or hold Bitcoin for any third parties. Hut 8’s custody policy and procedures are detailed below and have not been changed in light of the current digital asset market disruption. Hut 8 held 9,086 Bitcoin as at December 31, 2022, 7,086 of which was held with BitGo and 2,000 of which was held with NYDIG. As of July 12, 2023, Hut 8 holds 3,503 Bitcoin with Coinbase Custody, of which 847 are held as security pursuant to the Coinbase Agreement lending facility and 2,656 Bitcoin are held in a separate unencumbered account. Hut 8 does not anticipate any changes to its custody policies following the Business Combination, and New Hut intends to continue using NYDIG, BitGo, and Coinbase Custody for third-party custody solutions.
The third-party custody solutions used by Hut 8 to safeguard its Bitcoin offer both online storage, or “hot storage,” and offline storage, or “cold storage”. Hut 8 maintains the majority of its Bitcoin in offline, cold storage wallets.
Hut 8 enables and uses two-factor authentication to access systems (“Custody Applications”) provided by NYDIG, Coinbase Custody and BitGo. All account users are required to complete two-factor authentication setup prior to log-in. An authorized persons listing is maintained and evaluated as part of regular user access reviews, limiting access to Custody Applications. Any changes to the Custody Applications related to users, withdrawals or other operational tasks require approval from multiple authorized persons. Financial auditors are provided with read access on a time-limited basis when required for audit purposes.
If withdrawal transactions are ever required, for example, to rebalance holdings across custodians, only certain whitelisted wallets can receive funds withdrawn from the Custody Applications. A verification video call, in addition to approval from two (2) authorized persons, is required for any new whitelisted withdrawal.
Hut 8 has entered into a custodial services agreement with NYDIG pursuant to which NYDIG serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by NYDIG does not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with NYDIG are not subject to FDIC or SIPC protections.
NYDIG holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and NYDIG has no right, interest or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to NYDIG and NYDIG has no ownership in Hut 8’s custodied Bitcoin. Hut 8’s Bitcoin is not commingled with other digital assets held by NYDIG, whether for its own account or the account of others.
NYDIG is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. NYDIG maintains policies, procedures and practices reasonably designed to comply with the New York Department of Financial Services’ Cybersecurity Regulation (23 NYCRR 500). Transfers of Hut 8’s Bitcoin require private keys stored on one or more servers, hard drives, or other media physically present at a location in the United States. NYDIG does not guarantee the value of Hut 8’s Bitcoin. NYDIG will permit Hut 8’s auditors or third-party accountants, upon reasonable notice, to inspect, take extracts from and audit the records containing information relevant to the safekeeping of Hut 8’s Bitcoin. NYDIG has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Furthermore, NYDIG has agreed to obtain and maintain commercially reasonable vault risk insurance coverage to protect against risks such as theft of funds and assets with single and aggregate loss limits that NYDIG, in its discretion, determines to be adequate for the nature of its business, consistent with industry practice and standards. NYDIG will provide reasonable notice (no less than 30 days) to Hut 8 in the case of a decrease in the amount of coverage of more than 10% or a decrease in the rating of insurance carriers.
Hut 8 has entered into a custodial services agreement with BitGo (the “BitGo Agreement”), pursuant to which BitGo serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by BitGo do not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with BitGo are not subject to FDIC or SIPC protections.
BitGo holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and BitGo has no right, interest or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to BitGo and BitGo has no ownership in Hut 8’s custodied Bitcoin. BitGo segregates all digital assets received from Hut 8 from both the property of BitGo and from BitGo’s other customers.
BitGo is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. BitGo maintains specified information security and service level requirements as set out in the BitGo Agreement. BitGo’s cold storage wallets use keys that are secured offline in purpose-built, Class III bank vaults in undisclosed locations. Each instruction to BitGo to use these keys requires the involvement of multiple individuals and two-factor authentication. BitGo has policies and procedures for changing personnel, restoring systems in the event of local failures and audit logging and access controls. BitGo uses reasonable best efforts to keep in safe custody all digital assets in BitGo’s custody, including preventing unauthorized access to, or use of, keys in BitGo’s custody. BitGo has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Furthermore, BitGo has agreed to obtain and maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided under the BitGo Agreement.

Hut 8 has entered into a custodial services agreement with Coinbase Custody (the “Coinbase Custody Agreement”), pursuant to which Coinbase Custody serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by Coinbase Custody do not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with Coinbase Custody are not subject to FDIC or SIPC protections.
Coinbase Custody holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and Coinbase Custody has no right, interest or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to Coinbase Custody and Coinbase Custody has no ownership in Hut 8’s custodied Bitcoin. Coinbase Custody segregates all digital assets received from Hut 8 from both the property of Coinbase Custody and from Coinbase Custody’s other customers.
Coinbase Custody is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. Coinbase Custody maintains an information security program, including policies and procedures reasonably designed to safeguard Coinbase Custody’s electronic systems and confidential information. Coinbase Custody uses keys that are secured in offline storage. Coinbase Custody has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Coinbase has agreed to maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided under the Coinbase Custody Agreement.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS OF HUT 8
As of the date of this prospectus, there are no material arrangements, agreements and transactions within the three most recently completed financial years or during the current financial year in which Hut 8 was or is to be a participant and in which any person who will serve as an executive officer or director of New Hut following the Business Combination had or will have a direct or indirect material interest (other than as described under “Interests of Hut 8’s Directors and Executive Officers in the Business Combination”).
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
Hut 8 has previously entered into indemnification agreements with each of its executive officers and directors. Hut 8 also maintains a general liability insurance policy which covers certain liabilities of directors and officers of Hut 8 arising out of claims based on acts or omissions in their capacities as directors or officers. For more information, see “Indemnification of Directors and Officers” beginning on page II-1 of this prospectus.

INTERESTS OF HUT 8’S DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION
Certain of Hut 8’s directors and executive officers may have interests in the Business Combination that may be different from or in addition to the interests of Hut 8 securityholders generally. The Hut 8 Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement and Plan of Arrangement. These interests may include, among other things, the interests described below:
Equity Awards
Directors
As part of Hut 8’s director compensation program, non-employee directors receive awards of Hut 8 DSUs, which are rights to receive shares of Hut 8 common shares, a cash payment based on the value of Hut 8 common shares or a combination of the foregoing upon the payment date described in the underlying agreement. Certain of the Hut 8 DSUs awarded to directors are subject to a vesting schedule, contingent upon the director’s continued service on the Board. Pursuant to the terms of the Business Combination Agreement and Plan of Arrangement, the Hut 8 DSUs will be adjusted so as to be payable in common stock of New Hut (or a cash equivalent or combination) with an aggregate intrinsic value equal to the aggregate intrinsic value of the Hut 8 DSUs immediately prior to the consummation of the Business Combination (“New Hut DSUs”). One member of the Hut 8 Board, Joseph Flinn, also holds 115,000 vested Hut 8 Options with a per-share exercise price of C$5.00; such Hut 8 Options will be automatically exchanged for Hut 8 Replacement Options with an aggregate intrinsic value equal to the aggregate intrinsic value of the corresponding Hut 8 Options immediately prior to the Business Combination; those Hut 8 Replacement Options will continue to be vested.
The following chart sets forth a summary of the Hut 8 DSUs and Hut 8 Options held by the non-employee members of the Hut 8 Board as of July 12, 2023.
Director	Hut 8 DSUs
Rick Rickertsen	55,402
Bill Tai	122,280
Alexia Hefti	68,515
Joseph Flinn	122,280
Executive Officers
Hut 8’s executive officers hold Hut 8 RSUs. In connection with the Business Combination, such awards will be adjusted into New Hut Options and restricted stock units with respect to New Hut common stock (“New Hut RSUs”), in each case with an aggregate intrinsic value equal to the intrinsic value of the corresponding Hut 8 award immediately prior to the Business Combination (which adjusted awards will generally be subject to their existing terms and conditions). The vesting conditions applicable to the Hut 8 RSUs held by Hut 8’s executive officers will continue to be applicable to the corresponding New Hut RSUs following the adjustment described above; there will not be any accelerated vesting of these awards in connection with the Business Combination.

The following chart sets forth a summary of the Hut 8 RSUs held by the Hut 8 executive officers (including their vesting status) as of July 12, 2023. There are no Hut 8 DSUs or Hut 8 Options held by Hut 8 executive officers.
Executive	Hut 8 RSUs (all unvested)
Jaime Leverton	3,516,198
Shenif Visram	500,000
Erin Dermer	667,241
James Beer	667,241
Suzanne Ennis	667,241
Joshua Rayner	394,828
Aniss Amdiss	677,241
Executive Employment Agreements
Certain executive officers of Hut are parties to employment agreements with Hut 8 which provide for severance benefits upon a qualifying termination of employment (by Hut 8 without cause or by the executive for good reason), including in connection with a change in control (although the severance benefits payable to such executives do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control and the Business Combination may or may not result in a change in control of Hut 8). Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination (except in the cases of Mr. Visram, for whom the bonus payment is 100% of his target annual bonus, and Mr. Amdiss, for whom the bonus payment is 75% of his target annual bonus), (iii) payment of base salary with respect to a period of either 9 (for Mr. Amdiss) or twelve months (for the other executives) following the date of termination and (iv) certain benefit continuation entitlements. The following chart sets forth a summary of the estimated severance payments and benefits to which the Hut 8 executive officers in the event of a qualifying termination, whether or not in connection with the Business Combination:
	Payment in Respect of Bonus(1)	Severance	Total
Jaime Leverton	$125,000	$500,000	$625,000
James Beer	$66,249	$265,000	$331,249
Shenif Visram	$275,000	$275,000	$550,000
Aniss Amdiss	$220,833	$220,833	$441,666
Erin Dermer	$56,250	$225,000	$281,250
Suzanne Ennis	—	$7,692	$7,692
Joshua Rayner	$50,000	$200,000	$250,000

(1)
Assumes a qualifying termination as of March 31, 2023 for executives other than Mr. Visram and Mr. Amdiss.

New Agreements
Certain executive officers of Hut 8 may enter into new agreements or compensation arrangements in connection with the Business Combination, either before or following the consummation of the Business Combination, including, without limitation, with respect to cash compensation, short and long term incentives, severance or other employment terms and conditions. No such agreements or arrangements have been entered into as of the date hereof and the terms of any such new agreement or arrangement cannot be determined at this time.

INFORMATION ABOUT USBTC
U.S. Data Mining Group, Inc.
U.S. Data Mining Group, Inc. dba US BITCOIN CORP
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
Unless the context otherwise requires, all references in this section to “USBTC” refer to U.S. Data Mining Group, Inc. dba US Bitcoin Corp. and its subsidiaries. References to digital asset mining and crypto asset mining are interchangeable and are meant to have the same meaning.
Business Overview
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates Alpha Site in Niagara Falls, New York with access to approximately 50 MW of electricity. USBTC also owns a 50% interest in the King Mountain JV with NextEra. The King Mountain JV owns Echo Site in Upton County, Texas with access to approximately 280 MW of electricity. The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its USMIO subsidiaries. USMIO leads all aspects of site operations, including accounting, curtailment, and customer relations if the site owner is also a hosting provider. The first site is Charlie Site, located in Kearney, Nebraska that has access to approximately 100 MW of electricity. The second site is Delta Site, located in Granbury, Texas that currently has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity. USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
USBTC does not currently intend to mine, invest in, or transact in digital assets other than Bitcoin.
Technology
USBTC aims to differentiate itself through a data-driven operating model powered by purpose-built technology. USBTC has made significant investments in building an advanced software platform to automate Bitcoin mining operations. This software platform underpins every site operated by USBTC and drives responsive decision making focused on maximizing the profitability of USBTC’s mining operations. USBTC continues to invest in its technology with a focus on enhancing its algorithmic decision-making across all aspects of site operations.
Operator: Asset Management
Operator is a purpose-built asset management platform that is designed to track miners at the fleet, site, container, and unit levels. Operator monitors and reports miner temperature, fan speed, hashrate performance, and errors in real time. The platform is designed to enable USBTC to drive hashrate efficiency through precise diagnosis of environmental and infrastructural issues that affect miner efficiency. Operator configures mining pool destinations, alerts management in the event of irregularities, and automatically issues repair work orders.

Operator is designed to drive improvements in miner uptime and efficiency by reducing human inefficiencies in site management. The platform is programmed to automatically issue work orders for dysfunctional miners. Work orders contain directions to the unit’s location within the site and a diagnosis of the unit’s underlying problem. The system seeks to enable a flexible staffing model in which sites can be operated by a lean team of onsite technicians without specialized technical knowledge or skills.
USBTC’s management believes Operator is easily scalable, as it is designed to operate in multiple different types of facilities and to support a wide range of models from leading miner manufacturers, including, for example, Bitmain, MicroBT, and Canaan. As the platform is continued to be used across USBTC’s growing site portfolio, it continues to aggregate large data sets that enable the development of scaled automations such as algorithmic energy curtailment. USBTC utilizes its software to track its hashrate contribution to mining pools in real time, giving it the ability to calculate expected Bitcoin compensation, and reconcile those figures to what is received from the mining pool operators.
Reactor: Energy Curtailment
Reactor is an advanced, algorithmic energy curtailment software platform that USBTC believes will drive significant Bitcoin mining profitability for USBTC. Reactor was developed to monitor energy price data from grid data streams to calculate when real-time energy costs would render Bitcoin mining unprofitable. For example, in May 2022, Reactor triggered a curtailment event at a USBTC site in Texas when electricity prices increased to over $5,000 per MWh. USBTC estimated that Reactor generated approximately $400,000 in electricity cost savings from that single event.
Reactor is designed to actively manage the energy portfolio of each site operated by USBTC, capitalizing on volatility in energy markets and enabling USBTC to capture profit by selling energy back to the grid. Reactor is designed to drive minimal baseload power consumption during predicted grid peaks to reduce transmission costs, bid into ancillary service programs, and underclock machines to improve efficiency in times of high power pricing.
USBTC management believes traditional curtailment solutions are suboptimal as they address Bitcoin mining uniformly rather than addressing the power consumption of specific miners individually based on their respective profitability profiles. Reactor is designed to solve this issue through an algorithm with miner-level granularity. The platform is integrated with USBTC’s asset-management platform, Operator, and is designed to automatically adjust the power consumption of each miner in real-time based on longitudinal data on the miner’s unique, observed profitability. The algorithm developed by USBTC can follow desired ramp curves provided by each grid, with the capability of full power ramp-down in seconds and full power ramp-up in seconds.
Operating Highlights
USBTC aspires to achieve industry-leading profitability at each stage of the Bitcoin mining value chain.
Energy Sourcing.   Securing access to low-cost, sustainable energy is foundational to USBTC’s ability to operate and scale cost-effectively. USBTC engages with load-serving entities on fixed forward energy supply agreements and actively researches depressed and curtailed interconnection nodes associated with existing renewable or thermal generation resources for site colocation opportunities with advantageous pricing. USBTC’s focus on colocation and tandem forward hedging seeks to drive predictability in operating costs and fast access to grid connections.
Co-locating with intermittent generation sources materially improves site economics and enables USBTC to build long-term development pipeline partnerships. USBTC participates in deregulated markets with sophisticated trading and arbitrage strategies that enable it to settle physical and financial products from the Bitcoin, power, and ancillary markets.
USBTC focuses on opportunities of scale at generation facilities with 100+ MW of available capacity. The company prioritizes joint venture and infrastructure financing opportunities with energy partners, with the goal of strengthening its partners’ return on invested capital and enabling USBTC to leverage capital to scale rapidly. USBTC currently operates two behind-the-meter Bitcoin mining sites, Delta and Echo, which are co-located with an energy source and share a meter into the grid.

Energy Management.   USBTC operates data centers under a threefold mission: maximize profitability, capture upside, and protect against downside. In addition to leveraging its purpose-built Operator asset management platform and Reactor curtailment platform, USBTC aims to fulfill this mandate through its broader approach to energy management. USBTC maintains deep relationships with energy trading partners to identify locations and timeframes when forward hedging of power exposure is advantageous and participates in demand response programs to monetize its flexible load structure.
USBTC uses “electron arbitrage” strategies to manage its energy portfolio and optimize site returns. To do so, the company developed purpose-built custom firmware with a set of rapid consumption adjustment and chip frequency modulating commands for commonly used miner models to enable this approach. These commands are integrated into the Reactor energy curtailment platform, which gives USBTC the ability to participate in a wide range of ancillary service programs offered by Independent System Operators, including primary frequency response, which is an immediate proportional increase or decrease in real power output in response to grid frequency deviations. The speed of these power modulating commands supports USBTC’s goal of maximizing profitability by examining power markets granularly to ensure that each decision made by Reactor aligns with USBTC’s broader energy strategy, while the chip frequency-modulating commands enable Reactor to adjust the efficiency of USBTC’s data centers in real-time to protect against downside.
USBTC understands the value and necessity of power to industrial-scale Bitcoin mining. To mitigate the risks inherent in its reliance on power, USBTC may enter into long-term financial energy swaps and physical power purchase agreements. Due to the flexibility of the Reactor curtailment platform, these financial products can be integrated into USBTC’s physical power consumption strategy to capture upside in a predictable and reliable fashion, while simultaneously reducing the risk profile of ancillary service program participation.
Site Design and Buildout.   USBTC sets a rigorous standard for building Bitcoin mining sites quickly, safely, and cost-effectively. The company’s development team manages each project on-site from start to finish, including design and construction. USBTC may also engage local vendors and contractors when appropriate, driving faster buildout and strong community relationships. Overall, USBTC’s management team believes that this approach to site design and buildout leads to greater return on invested capital.
A data center in Pecos, Texas, was the first ground-up data center design and buildout completed by USBTC. Upon closing the purchase of 2.6 million square feet of land in West Texas in the first quarter of 2022, USBTC successfully connected the data center to its power source in 43 days. USBTC applied its extensive experience operating data centers in extreme physical environments to develop and implement custom modifications to stock mining containers with the goal of driving miner performance and efficiency.
Research and Development.   USBTC aims to develop novel, market-leading solutions to design and operational challenges. Every aspect of site design, buildout, and operations gets tested under a formal three-stage process that charges each USBTC department with proactive problem definition, analysis, solution generation, solution implementation, KPI definition, and impact tracking. This approach underlies the innovation that USBTC has driven across multiple stages of the Bitcoin mining value chain.
Growth Strategy
Business Diversification
USBTC’s management believes that a diversified business model can enable the company to both capture upside during market upcycles and weather market downcycles. The company aims to grow within the infrastructure, Bitcoin mining, site management and equipment sales sectors, each of which has a unique return profile and level of exposure to the underlying Bitcoin market.
As an infrastructure company, USBTC builds electrical infrastructure and high-performance data centers that can be deployed for both self-mining and hosting. As a mining company, USBTC is driving market-leading leveraged returns on Bitcoin prices through its operating rigor and proven ability to maximize data center profitability. As a site management company, USBTC is leveraging its operating experience and proprietary technology platforms to build a services business for third-party data center owners. Finally, as a participant in each of these sectors, USBTC may, from time to time, sell mining or infrastructure equipment to third parties to capture additional economic upside.

To enable its strategy of diversification across infrastructure, mining, and property management, USBTC actively explores and pursues opportunities to develop joint ventures and partnerships with peers across the Bitcoin mining and energy sectors. These partnerships and joint ventures present an opportunity for USBTC to design innovative models to scale and accelerate the growth of the business by tapping into new pools of resources and capabilities.
As the Bitcoin mining industry continues to mature, USBTC believes it can leverage its operating strength and technology to position itself as a leading partner to institutional investors, energy companies, real estate owners, and other stakeholders across the Bitcoin mining value chain. In such partnerships, USBTC can bring its specialized operating experience and expertise while benefiting from its counterparty’s complementary expertise in other areas, such as capital raising and energy asset development. In such cases, USBTC focuses on identifying differentiated opportunities that provide equity positions in new companies, new revenue models (e.g., profit share), and management fees as additional economic upside.
Commitment to ESG
USBTC pursues site portfolio growth with the goal that the agile load infrastructure it builds is a grid-stabilizing asset that drives the advancement of non-baseload renewable assets such as wind and solar. USBTC aims to address transmission constraints and support the development of clean energy sources. It does this by building sites in energy supply congested areas and balancing oversupply with an increase in demand, which in turn helps to increase the price of electricity at the resource node and create an environment that is more favorable for clean energy generation.
With respect to front-of-the-meter energy and storage systems (“loads”), which are directly connected to the grid and pull energy exclusively from the market, USBTC’s sites stabilize fluctuations in the grid in areas where growth in renewable loads such as wind and solar is driving natural unpredictability and volatile supply dynamics by curtailing when energy prices are high and demand outpaces supply. USBTC focuses on differentiated opportunities in both regulated and deregulated markets, partnering with cities, states, and utilities and leveraging economic development incentives to build grid-stabilizing assets and monetize grid scale inefficiencies. Some examples of this are large transmission nodes with extra capacity where flexible loads are valuable, rural areas with built up infrastructure that is underutilized or where industry has departed, and joint ventures with large power partners to arbitrage structural gaps in power trading markets.
With respect to behind-the-meter-loads, which are co-located with an energy source and share a meter into the grid, USBTC sites act as a consumer of last resort. Wind and solar projects face the critical challenge of undesired curtailment due to node congestion caused by limited transmission systems. The growing supply of renewable generation facilities has created an imbalance where existing transmission infrastructure cannot support the volume of load generation in periods of high production. USBTC focuses on building sites in such areas, typically with low population density and an abundance of renewable development, such as West Texas. By doing so, it enables generation and consumption of power that would otherwise have been curtailed.
Renewable energy sources powering USBTC’s owned and operated sites include renewable energy and zero carbon emission energy from wind, hydro, and nuclear sources. As of March 31, 2023:
•
Alpha Site at Niagara Falls is fueled by a minimum of approximately 91% zero carbon emission energy sources;

•
Charlie Site in Nebraska is powered by more than 56% zero carbon emission sources, including 42.3% nuclear, 7.4% wind and 6.4% hydro; and

•
The Echo facility at King Mountain is co-located behind the meter at a wind farm, and at peak wind generation periods can draw up to 100% of the energy the wind project produces to power mining and hosting; the rest of the time, the energy is sourced from ERCOT which includes more than 40% zero carbon emission sources.

Custody Policy
USBTC uses third-party custody solutions from Coinbase, Inc. (“Coinbase”) and has previously used NYDIG Trust Company LLC (“NYDIG”) to safeguard its Bitcoin. USBTC’s custody policy and procedures are detailed below and have not been changed in light of the current digital asset market disruption. USBTC does not currently hold any Bitcoin for third parties, and currently does not intend to hold any Bitcoin for third parties in the future. As of March 31, 2023, USBTC held approximately 42.1 Bitcoin with Coinbase. USBTC no longer holds any Bitcoin with NYDIG. USBTC does not anticipate any changes to its custody policies following the Business Combination, and New Hut intends to continue using NYDIG, BitGo, and Coinbase Custody for third-party custody solutions.
USBTC’s Bitcoin balance held by Coinbase is accessed via the Coinbase Prime platform. Coinbase Prime offers online “hot storage” via its trading account system and offline “cold storage” via its vault account system. Coinbase is not contractually required to hold USBTC’s Bitcoin in cold storage.
Coinbase Prime carries crime insurance that protects a portion of digital currencies held across its storage systems against losses from theft, including cybersecurity breaches. The policy does not cover any losses resulting from unauthorized account access due to a breach or loss of credentials.
Five USBTC employees are authorized users of the company’s Coinbase Prime portfolio, which means that they can view the company’s portfolio balances and activity history on the platform. Of the five authorized users, three users are portfolio administrators and can propose transactions and account changes, review transactions and account changes, execute digital asset trades on the market, manage portfolio users, and manage policies. Of the five authorized users, one user is an authorized signatory and can propose transactions and account changes, review transactions and account changes, and manage policies. Of the five authorized users, one user is an auditor and can view the company’s portfolio balances and activity history on the platform but has no other rights on the platform.
For security reasons, authorized users of the company’s Coinbase Prime portfolio must complete two-factor authentication with YubiKey hardware authentication devices to access the company’s portfolio. To withdraw Bitcoin from the company’s vault account, two of the three company portfolio administrators must approve the withdrawal. To withdraw Bitcoin from the company’s trading account, two of the three company portfolio administrators must approve the withdrawal. Withdrawals approved by the company’s portfolio administrators are audited and approved by Coinbase. If approved by Coinbase, Bitcoin is released to the designated, previously whitelisted Bitcoin address.
USBTC entered into a custodial services agreement with NYDIG pursuant to which NYDIG served as custodian for certain of USBTC’s Bitcoin, which NYDIG was contractually required to store in cold storage. USBTC no longer holds any Bitcoin with NYDIG.
Recent Developments
Debt
Term Loan
In December 2022, USBTC entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of USBTC and does not have financial covenants.
In May 2023, USBTC renegotiated its $10.0 million term-loan with the third party. The interest rate was increased to 18% and a mandatory prepayment was added following consummation of the Business Combination.
Restructuring and Financing
NYDIG
On July 27, 2021, USBTC entered into that certain Master Equipment Finance Agreement with Arctos Credit, LLC, a Delaware limited liability company (“Arctos,” and such agreement the “MEFA”). Pursuant to the MEFA, Arctos advanced approximately $9.1 million (the “Principal”) to finance USBTC’s purchase of certain equipment, in exchange for repayment of the Principal, in addition to interest (the “Initial MEFA Debt”), by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA, and pursuant to that certain Security Agreement dated as of July 27, 2021 by and between USBTC and Arctos (the “Security Agreement”).
On December 27, 2021, USBTC executed that certain First Amendment to Master Equipment Finance Agreement (the “MEFA Amendment,” and together with the MEFA, the “Credit Agreement”) with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC (the “Additional MEFA Debt,” and together with the Initial MEFA Debt, the “MEFA Debt”), and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into that certain Asset Purchase Agreement dated as of February 3, 2023 with NYDIG (and certain of its subsidiaries or other affiliates) pursuant to which USBTC transferred certain of its assets, including certain of its equipment, real estate, and contracts (“USBTC Assets”) to NYDIG in full satisfaction of the MEFA Debt owed under the Credit Agreement and release of the security interests granted pursuant to the Security Agreement (the “APA”). Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a Real Estate Purchase and Sale Agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an Assignment and Assumption Agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the USBTC Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC. The extinguishment of these debts is reflected in the pro forma financial statements included in this prospectus.
Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into those certain Equipment Loan and Security Agreements with Anchorage (the “Original Loan Agreements”). Pursuant to the Original Loan Agreements, Anchorage advanced $50.0 million (the “Original Principal”) to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage with a term of 5 years, pursuant to which (i) USBTC transferred certain of its assets to its wholly-owned subsidiary, US Data Guardian LLC (“USDG”), a Nevada limited liability company, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and U.S. Data Technologies Group Ltd., a wholly-owned subsidiary of USBTC (“USDTG,” and together with USBTC and USDG, the “Loan Parties”), and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage (such agreement, the “Refinanced Loan Agreement”). Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, approximately $49.0 million to Anchorage, in addition to interest (the “Outstanding Loan Amount”). Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy or hosting, insurance, taxes, and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC (“Fahrenheit”), a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10 million cash deposit required in the Fahrenheit bid. Upon obtaining the necessary approvals, Fahrenheit’s bid proposal becomes binding and will be required to contribute an additional $40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
There can be no assurance that the Celsius bids will obtain the necessary approvals and USBTC may never realize any benefits from either the Fahrenheit joint venture or the USMIO contract bid.
Current Management and Directors
Management
Michael Ho has served as USBTC’s Chief Executive Officer and as Chairman of its Board since its inception. Mr. Ho has experience as a serial entrepreneur having founded numerous businesses in the digital and traditional trade sectors. He served as the CEO of Vancouver Motorcars Ltd. (formerly Advant Automotive Inc) from January 2012 to April 2015. Mr. Ho then served as the CEO of MKH International Ltd, from July 2015 to December 2018. During this 6-year period, Mr. Ho specialized in currencies, international trade, structured financings and equity structuring. Mr. Ho also has extensive experience in the industry, having begun mining digital assets in 2014 and in 2017, Mr. Ho began setting up businesses procuring, managing, and selling turnkey digital asset mining facilities.
Asher Genoot has served as USBTC’s President and as a Director since its inception. He has been a serial entrepreneur who started his first business, the Ivy Crest Institute of International Education, at the age of 19 in Shanghai, China and sold it shortly after. Following that experience, Mr. Genoot served as the founder and Chief Executive Officer at Curio, a Shanghai-based education company that expanded across the country from April 2016 to May 2019. He currently serves as a Board Member at Curio. He also has experience as the Managing Director at Flagship Endeavors, a brand incubator. Mr. Genoot graduated from the University of Southern California with a Bachelor’s in Business Administration. Mr. Genoot is a member of the Young Presidents Organization (YPO) Miami Chapter.
Joel Block has served as USBTC’s Chief Financial Officer since December 2021, while previously serving as its Chief Business Officer since September 2021. Mr. Block is a seasoned executive, having over 15 years of experience across finance, accounting, operations, and sales. Prior to joining USBTC, Mr. Block was the Chief Executive Officer of Collegewise from September 2017 to August 2021. Collegewise is one of America’s largest college admissions companies. From February 2015 to August 2017, Mr. Block was the Chief Financial Officer of Collegewise. In 2017 he led the sale of a stake in the business to A-Star Education, a private equity backed global education group. Mr. Block also served in numerous roles at Credit Suisse from 2005 to 2013, including as a Vice President on the Institutional Fixed Income Sales team. He specialized in interest rate derivatives and hedging transactions while at Credit Suisse. Mr. Block received his BBA with concentrations in Finance and

Accounting from the University of Michigan Ross School of Business as well as a minor in Statistics. Mr. Block is on the board of the Young Presidents Organization (YPO) Orange County Chapter.
Matthew Prusak has served as USBTC’s Chief Commercial Officer since June 2021. Prior to joining USBTC, Mr. Prusak served as the Chief Business Officer of Curative, a COVID-19 diagnostics company, from 2020 to 2021. Mr. Prusak also has experience as a consultant at Bain & Company from 2015 to 2017. Mr. Prusak holds a Master’s in Business Administration from the Stanford Graduate School of Business, a Master’s in Global Affairs from Tsinghua University as a Schwarzman Scholar, and a Bachelor’s in International Relations from the University of Southern California.
Non-Employee Directors
Stanley O’Neal has served as a director of USBTC since April 2021. Mr. O’Neal is the former Chairman and Chief Executive Officer of Merrill Lynch. He became Merrill’s chief executive in 2002 and was elected Chairman of Merrill Lynch in 2003, serving in both positions until October 2007. He also served as director of American Beacon Advisors, Inc. from 2009 to September 2012. Mr. O’Neal worked for Merrill Lynch for 21 years. He was named President and Chief Operating Officer in 2001 and before that was President of the brokerage firm’s U.S. Private Client group. He served as Executive Vice President and Chief Financial Officer of Merrill Lynch from 1998 until 2000 and also held the position of Executive Vice President and Co-Head of the Corporate and Institutional Client Group for one year starting in 1997. Before joining Merrill Lynch, Mr. O’Neal was employed at General Motors Corporation where he held a number of financial positions of increasing responsibility, including General Assistant Treasurer. Mr. O’Neal received a Master’s of Business Administration with distinction in Finance from Harvard University and is a graduate of Kettering University (formerly General Motors Institute). He served on General Motor’s Board of Directors from 2001-2006 and also currently serves on the boards of Clearway Energy, Element Solutions, and Arconic Corporation.
Mayo A. Shattuck III has served as a director of USBTC since December 2021. He previously served as the Chairman of Exelon, a position he held from February 2012 until April 2022 and previously served as the Executive Chairman of the Board of Exelon from March 2012 through February 2013. Prior to its merger with Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy, a position he held from October 2001 to February 2012. Constellation Energy owned energy-related businesses, including a wholesale and retail power marketing and merchant generation business. Mr. Shattuck was previously at Deutsche Bank, where he served as Chairman of the Board and CEO of Deutsche Banc Alex. Brown and as Global Head of Investment Banking and Global Head of Private Banking. While Chairman and CEO of Constellation Energy and Executive Chairman of Exelon, Mr. Shattuck served as Chairman of the Board of the Institute of Nuclear Power Operations (“INPO”) and is a member of the Executive Committee of the Board of Edison Electric Institute (“EEI”) and the Nuclear Energy Institute (“NEI”). He was also Co-Chairman of the Center for Strategic & International Studies (“CSIS”) Commission on Nuclear Policy in the United States and Executive Committee member of the Council on Competitiveness. Mr. Shattuck also currently serves on the Boards of Directors for Gap Inc. (since 2002) and Capital One Financial Corporation (since 2003). Mr. Shattuck has a Bachelor of Arts from Williams College and a Masters in Business Administration from The Stanford Graduate School of Business.
Amy Wilkinson has served as a director of USBTC since August 2022. She currently serves as the Chief Executive Officer of Ingenuity, an innovation consulting firm, a role she has held since founding the firm in January 2017. Ms. Wilkinson also serves as a Lecturer in Management at the Stanford Graduate School of Business, a role she has held since May 2015. Before joining the Stanford Graduate School of Business, Ms. Wilkinson was a Kauffman Foundation Grantee for Research on High Growth Entrepreneurs from 2013 to 2015 and a Senior Fellow at the Harvard Kennedy School of Government from 2009 to 2015. Ms. Wilkinson served in The White House as a White House Fellow and Special Assistant to the United States Trade Representative from 2004 to 2007. She also has experience as a strategy consultant at McKinsey & Company and as a mergers and acquisitions banker at JP Morgan. In addition to serving as a director of USBTC, Ms. Wilkinson currently serves on the Board of Directors for INNOVATE Corp. (since 2022). Ms. Wilkinson holds a Bachelor of Arts and Master of Arts from Stanford University and a Masters in Business Administration from the Stanford Graduate School of Business.
Jonathan Koch has served as a director of USBTC since December 2021. Mr. Koch currently serves as the President of Novis Renewables and Falck Renewables North America, a role he has held since March 2017.

He previously co-founded US Renewables Group (“USRG”), a private equity firm focused exclusively on investing in renewable power, biofuels and clean technology infrastructure. Through USRG, Mr. Koch served as Board Director of nine portfolio companies including Renewable Energy Group (NASDAQ: REGI); US Biodiesel Group; Seneca Biodiesel; Fulcrum BioEnergy; Pipestem; General Compression, OPX Biochemicals; Westerly Wind; and Niagara Generation. He also has experience serving on multiple Board committees including Compensation, Audit, Governance and Risk Management. Mr. Koch also served as Vice President and then Chief Operating Officer of Visible Path from November, 2003 to November, 2004, a Kleiner Perkins funded startup that deployed social networking software for corporations and was sold to Hoovers in 2008. He also co-founded Sundial, a startup backed by Harris & Harris Group and acquired by Essential.com in 2000 (spun out to Simplexity). Mr. Koch holds an undergraduate degree from Tufts University as well as an MBA from the University of Michigan Ross School of Business and Masters of Science from the University of Michigan School of Natural Resources and Environment.
Government Regulation
Government regulation of blockchain and digital assets is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including FinCEN, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, and the Internal Revenue Service) have been examining the operations of digital asset networks, digital asset users and the digital asset exchange markets, which operations apply to USBTC’s activities and other activities in which it participates or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset business.
Businesses that are engaged in the transmission and custody of Bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to Bitcoin mining continues to evolve. Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity laws, and digital asset derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including, among others, New York and a number of countries other than the United States, have developed regulatory requirements specifically for digital assets and companies that transact in them.
Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to USBTC’s business, or when they will be effective. As the regulatory and legal environment evolves, USBTC may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have also been proposed in Congress related to USBTC’s business, which may be adopted and have an impact. In November 2021, President Biden signed into law an infrastructure bill that contains provisions affecting the tax reporting of digital assets and digital asset trades. Additionally, the March 2022 executive order from President Biden formalizes potential digital asset regulation policy change by the end of 2023. For additional discussion regarding about the potential risks existing and future regulations pose to USBTC’s business, see the Section entitled “Risk Factors” herein.
In addition, since transactions in Bitcoin provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close digital asset or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms. For example, in her January 2021 nomination hearing before the Senate Finance Committee, Treasury Secretary Janet Yellen noted that digital assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Accordingly, Secretary Yellen expressed her view that federal regulators needed to look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities. Furthermore, in December 2020, FinCEN, a unit of the Treasury Department focused on anti-money laundering, proposed a new set of rules for digital asset- based exchanges aimed at reducing the use of digital assets for money laundering. These proposed rules would require filing reports with FinCEN regarding digital asset transactions in excess of $10,000 and also impose record-keeping requirements for digital asset transactions in excess of $3,000 involving users that manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.
In November 2021, the President’s Working Group on Financial Markets (“PWG”), along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a report calling for urgent congressional action with respect to stablecoins, which are digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity. Although the focus of the report was on stablecoins, the PWG commented extensively on decentralized finance arrangements and the digital asset industry in general, and cited a number of perceived risks of particular concern to the SEC and CFTC. As of today, it remains unclear which, if any, of the recommendations contained in the report of the PWG will be implemented as law, regulation or policy. Consequently, it also remains uncertain to what extent any legislative or regulatory action might impact USBTC’s business model.
In November 2022, FTX, a leading digital asset exchange filed for bankruptcy in the Bahamas and the United States which was followed by a criminal indictment against senior management, including the founder. These proceedings had a significant adverse impact on USBTC’s industry. In January 2023, the SEC sought action against two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. While USBTC believes its holdings are not a security, USBTC cannot assure you that future legislation or regulation will not have an adverse effect upon USBTC. Further, in December 2022, the SEC release guidance with respect to its increased on focus on the public filings with respect to companies in USBTC’s industries as well as required disclosure that it expects from such companies. While focus on USBTC’s industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of digital assets in the near future.
Environmental, Health and Safety Matters
USBTC’s operations and properties may be subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which USBTC operates. These laws and regulations may impose numerous obligations that are applicable to the company, including but not limited to acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose USBTC to fines, penalties and/or interruptions in USBTC’s operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.
Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
In addition, concerns have been raised about the amount of electricity required to secure and maintain. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions

(including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on USBTC’s financial position, results of operations and cash flows.
Impact of Market Disruption
The Chapter 11 bankruptcy of Compute North has had a material impact on the business and financial condition of USBTC. In connection with the liquidation of Compute North’s former digital asset mining sites in Kearney, Nebraska and Granbury, Texas, USBTC was selected by the owner of both sites as the sites’ strategic operator. USBTC thereafter formed its managed infrastructure operations business, USMIO. In connection with the liquidation of Compute North’s former digital asset mining site in King Mountain, Texas, USBTC bid for and acquired a 50% membership interest in the joint venture that owns the site.
USBTC has no direct exposure to any other participants in the digital asset markets that have recently filed for Chapter 11 bankruptcy, including FTX (including its affiliated hedge fund, Alameda Research LLC), Three Arrows, Celsius, Voyager, BlockFi, Core Scientific, and Genesis.
USBTC has indirect exposure to Genesis, which filed for Chapter 11 bankruptcy in January 2023. Genesis is owned by DCG, which also owns Foundry, a USBTC hosting customer. At this time, USBTC does not believe there is a material risk to the business arising from the company’s indirect exposure to Genesis.
Additionally, USBTC does not have direct or indirect exposure to other counterparties, customers, custodians, or other participants in the digital asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them, (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of digital assets, (iii) have the digital assets of their customers unaccounted for, or (iv) or have experienced material corporate compliance failures.
Intellectual Property
USBTC actively uses specialized hardware and software for its digital asset mining operation. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source. USBTC intends to adhere to the terms of any license agreements that may be in place for these works, but in some circumstances, it may not be aware of license obligations which may be applicable.
USBTC does not currently own any patents in connection with its existing and planned blockchain and digital asset-related operations. USBTC has applied for one provisional patent related to its Reactor technology. USBTC expects to rely upon trade secret, trademark, service mark, trade name, copyright, and other intellectual property protection and plans to license the use of intellectual property rights owned and controlled by others. In addition, USBTC has developed and may further develop specific proprietary software applications for its digital asset mining operation and may choose to seek patents in the future. USBTC use the US BITCOIN CORP word mark and the logo consisting of a stylized letter “B” surrounded by two semi-circular lines and two dots in connection with its business and services, both of which are unregistered service marks of USBTC. USBTC has filed a U.S. service mark registration application for the US BITCOIN CORP word mark with the United States Patent and Trademark Office, but the application has received an initial refusal to register the mark on the Principal Register based on the examiner’s position that the mark is merely descriptive of the services. While USBTC intends to respond to such refusal to register in an effort to obtain registration of the US BITCOIN CORP mark, it is uncertain whether the mark will be granted registration.
Competition
The digital asset mining space is filled with a range of competitors, each supplying hash power to the Bitcoin network. This range includes everything from individual hobbyists to large-scale, professionally-run mining operations, including USBTC. USBTC considers large-scale mining operators to be its primary source of competition due to the immense hash power they add to the network.
This category is composed of both public and private entities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.
USBTC’s main competitors include, but are not limited to, the following companies:
•
Argo Blockchain PLC

•
Bitfarms Ltd

•
Cipher Mining Inc.

•
Greenidge Generation Holdings Inc.

•
Iris Energy Limited

•
Marathon Digital Holdings Inc.

•
Riot Platforms, Inc.

•
Stronghold Digital Mining Inc.

•
TeraWulf Inc.

The digital asset industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect USBTC’s competitiveness in the future.
Human Capital
As of March 31, 2023, USBTC had 113 full-time employees. USBTC also hires part-time or temporary employees as necessary at certain of its facilities. USBTC is not a party to any collective bargaining agreements and considers its relations with its employees to be good.
Facilities
USBTC’s headquarters are located in Miami, Florida. USBTC maintains various leases with respect to its Bitcoin mining sites.
USBTC leases a large indoor facility for its Alpha Site that serves as a data center, in addition to outside land and a nearby substation in Niagara Falls, New York. The lease with respect to Alpha expires in July 2026. The Alpha lease has a renewal clause to continue for consecutive five year terms or two five year terms following the end of the second term, as long as USBTC is in good standing with the respective landlords and provide written notice on or before the 90th day prior to the initial expiration.
USBTC maintains four leases with respect to the Echo Site via its 50% membership interest in the King Mountain JV that owns the Echo Site. USBTC’s Joint Venture partner is the owner of a subsidiary that serves as the sublandlord of the primary leases and leases to the subtenant, a wholly-owned subsidiary of the King Mountain JV. Each of the four leases is a 10-year lease with two 10-year renewal options. Each of the four leases became effective as of February 2022 and expires in February 2032.
USBTC believes that its facilities are adequate to meet its needs in the near term and that additional space can be obtained on commercially reasonable terms as needed.
Legal Proceedings
Due to the nature of USBTC’s business, it may, from time to time, become involved in litigation or other legal proceedings.

For example, USBTC, and its wholly-owned subsidiary, U.S. Data Technologies Ltd. were defendants in a lawsuit filed by the City of Niagara Falls and the Director of the Department of Code Enforcement of the City of Niagara Falls on November 17, 2022 (City of Niagara Falls, et al. v. U.S. Data Technologies Group Ltd., et al., index no. E178623/2022, Niagara County Supreme Court), pursuant to which the plaintiffs were seeking to enjoin USBTC’s digital asset mining operations in Niagara Falls on the basis of alleged non-compliance with, and absence of required permits under, Niagara Falls’ recently amended zoning ordinance (the “Niagara Falls Litigation”). On December 1, 2022, the Niagara County Supreme Court issued a temporary restraining order directing USBTC to restrain from violating the law, continuing to mine digital assets, and engaging in business on the property. USBTC believed that the enactment of the recent amendment to the zoning ordinance was procedurally invalid and constitutionally unsound. In connection with the Niagara Falls Litigation, on April 7, 2023, USBTC entered into a settlement with the City of Niagara Falls (the “Niagara Falls Settlement”), which settled all such claims underlying the Niagara Falls Litigation and terminated the temporary restraining order against USBTC. In connection with the Niagara Falls Settlement:
•
USBTC is required to pay the City of Niagara Falls a $100,000 compliance fee as well as $180,000 of the city’s attorney’s fees incurred with the Niagara Falls Litigation, each payable within 30 days of entering into the Niagara Falls Settlement;

•
USBTC was required to submit all applications for permits, variances and other approvals necessary for its operations at the Alpha Site and any application fees in connection therewith have been capped by the City of Niagara Falls at $100,000;

•
USBTC must ensure that its operations in certain areas of the Alpha Site do not exceed a sound level of 65dBA, as determined by an independent monitor mutually agreed upon by USBTC and the City of Niagara Falls;

•
Within 30 days of the entry into the Niagara Falls Settlement, USBTC must obtain a bond in a form acceptable to the City of Niagara Falls in the principal amount of $100,000 to serve as security to ensure USBTC’s continued compliance with the above-described sound levels; and

•
USBTC is subject to, if any sound level violation is determined by the independent monitor and uncured by USBTC in a to-be-determined cure period, a “sound fee” of $10,000 payable to the City of Niagara Falls.

In addition, on May 11, 2023, Lancium, LLC (“Lancium”) filed a lawsuit claiming the Company infringed upon a number of its patents with respect to USBTC’s use of certain energy software and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. USBTC believes the lawsuit is without merit and has strong defenses to Lancium’s claims and plans to defend itself vigorously.
See also “Risk Factors — Risks Relating to USBTC’s Business — USBTC may become involved in legal proceedings from time to time, which could adversely affect USBTC. USBTC cannot predict the outcome of any legal proceedings with respect to its current and past business activities.”
In connection with the Rescission Offer, USBTC communicated with various state “blue sky” regulators and entered into the Massachusetts Order, the Maryland Order and the Virginia Order. See “Risk Factors — Risks Relating to USBTC’s Business — USBTC’s failure to comply with federal and state securities law and regulations in connection with the Rescission Offer could subject the Company to enforcement actions and impair its ability to raise capital in the future” for additional details on the Rescission Offer, the Massachusetts Order, Maryland Order and Virginia Order which such disclosure is incorporated herein by reference.
Corporate Information
USBTC was incorporated under the laws of the State of Nevada on December 4, 2020 under the name U.S. Data Group, Inc. USBTC changed its name to U.S. Data Mining Group, Inc. on December 15, 2020, and does business as “US BITCOIN.” USBTC’s principal address is located at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131. The company’s telephone number is (305) 224-6427, and its website address is www.usbitcoin.com. The information contained on, or that can be accessed through, USBTC’s website is not and shall not be deemed to be part of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF USBTC
You should read the following discussion and analysis of USBTC’s financial condition and results of operations together with its consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to USBTC’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this prospectus, USBTC’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. References to digital asset mining and crypto asset mining are interchangeable and are meant to have the same meaning.
Overview of USBTC
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates Alpha Site on leased property in Niagara Falls, New York with access to approximately 50 MW of electricity. USBTC also owns a 50% interest in the King Mountain JV with NextEra. The King Mountain JV owns the Echo Site, a Bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity. The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its USMIO subsidiaries. USMIO leads all aspects of site operations, including accounting, curtailment, and customer relations if the site owner is also a hosting provider. The Charlie Site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity. The Delta Site is located in Granbury, Texas and currently has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity. USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
Business Updates
Self-Mining
USBTC began self-mining Bitcoin in January 2021. As of March 31, 2023, USBTC operates approximately 26,900 machines for its self-mining business (approximately 2.72 EH/s). For the nine months ended March 31, 2023, USBTC mined approximately 1,600 Bitcoin compared to 993 Bitcoin during the same period in the prior year. Cryptocurrency mining net revenue was approximately $33.4 million and $47.1 million for the nine months ended March 31, 2023 and 2022, respectively. For the fiscal year ended June 30, 2022, USBTC mined approximately 1,636 Bitcoin compared to 95 Bitcoin for the period from December 4, 2020 (inception) through June  30, 2021. Cryptocurrency mining net revenue was approximately $68.2 million for the fiscal year ended June 30, 2022 compared to $4.3 million for the period from December 4, 2020 (inception) through June 30, 2021.
Hosting services
USBTC began hosting in March 2022. As of March 31, 2023, USBTC does not host any machines for customers. Hosting services revenue was $16.5 million for the nine months ended March 31, 2023 compared to

$0.1 million during the same period in the prior year. Hosting services revenue was $5.6 million for the fiscal year ended June 30, 2022 compared to $0 for the period from December 4, 2020 (inception) through June 30, 2021.
One of USBTC’s hosting clients defaulted on its contract during the nine months ended March 31, 2023, which resulted in a termination of the contract without an obligation to refund, and USBTC recognized the remaining deferred revenue of $13.1 million with respect to such client.
Equipment sales
USBTC began equipment sales in March 2022. Equipment sales revenue was $3.6 million for the nine months ended March 31, 2023 compared to $0 during the same period last year.
King Mountain JV
On December 6, 2022, one of USBTC’s subsidiaries acquired a 50% membership interest in a joint venture and assumed the King Mountain JV Senior Note. USBTC acquired the 50% membership interest through a competitive auction process in connection with the Chapter 11 bankruptcy filing of Compute North. For additional information on the King Mountain JV Senior Note, see below.
Self-mining revenue, hosting services revenue and cost reimbursement revenues for the King Mountain JV was $8.9 million, $13.3 million and $9.0 million, respectively, for the three months ended March 31, 2023, which represented 100% of the King Mountain JV’s revenue during the period. USBTC has provisionally concluded that the King Mountain JV will be accounted for with the equity method of accounting. USBTC’s 50% portion of monthly distributions from the King Mountain JV will be swept to pay down the King Mountain JV Senior Note. For additional information on the King Mountain JV Senior Note, see below.
King Mountain JV Senior Note
One of USBTC’s subsidiaries assumed the King Mountain JV Senior Note with a provisional fair value estimate of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in the King Mountain JV on December 6, 2022. The estimated fair value represents a discount of approximately $1.7 million from the carryover basis of the King Mountain JV Senior Note. The discount is being amortized over the term of the King Mountain JV Senior Note into interest expense. The assumed balance includes assumed accrued but unpaid interest of approximately $8.7 million.
The stated interest on the King Mountain JV Senior Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. USBTC has the option to defer the interest until maturity of the King Mountain JV Senior Note under a paid-in-kind (“PIK”) payments option. USBTC has elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the King Mountain JV Senior Note. PIK interest is payable upon maturity in April 2027, unless or until any portion or all of the King Mountain JV Senior is prepaid under the prepayment option discussed below. USBTC is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the King Mountain JV Senior Note was 15.25%.
USBTC has the option to prepay the King Mountain JV Senior Note in whole or in part without premium or penalty. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The King Mountain JV Senior Note is secured by a first priority security interest in the USBTC subsidiary’s membership interest in the King Mountain JV.
As of March 31, 2023, approximately $95.7 million in principal and PIK interest was outstanding under the King Mountain JV Senior Note, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of the King Mountain JV and (c) the date of the closing of certain events specified in the King Mountain JV’s governing documents.

Managed Infrastructure Operations
Two USBTC subsidiaries entered into PMAs in November 2022 with an institutional investor focused on renewable energy assets. Two USBTC subsidiaries entered into PMAs in November 2022 with an institutional investor focused on renewable energy assets. USBTC entered into these agreements following a formal request for proposal (RFP)-driven process in connection with the Chapter 11 bankruptcy filing of Compute North, through which the institutional investor became the owner of two digital asset mining sites.
Each of these PMAs has five-year terms whereby each subsidiary charges a monthly fixed fee and also has the ability to pass-through certain additional costs for the operations, management, support, and administrative functions of operating a Bitcoin mining site for a third-party customer. The sites that USMIO manages under these PMAs are the Charlie Site and Delta Site.
On December 6, 2022, one of the USMIO subsidiaries assumed a PMA for a Bitcoin mining site owned by the King Mountain JV, which is the Echo Site. This PMA has a ten-year term, including a charge of a monthly fixed fee in addition to certain pass-through costs for the operations, management, support, and administrative functions of operating a Bitcoin mining site for the King Mountain JV.
Recent Developments and Significant Transactions
Debt
Term Loan
In December 2022, USBTC entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of USBTC and does not have financial covenants. In May 2023, USBTC renegotiated its $10.0 million term-loan with the third party. The interest rate was increased to 18% and a mandatory prepayment was added following consummation of the Business Combination.
Restructuring and Financing
NYDIG
On July 27, 2021, USBTC entered into that certain MEFA with Arctos. Pursuant to the MEFA, Arctos advanced the approximately $9.1 million Principal to finance USBTC’s purchase of certain equipment, in exchange for repayment of Initial MEFA Debt, by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA, and pursuant to that certain Security Agreement dated as of July 27, 2021.
On December 27, 2021, USBTC executed that certain First Amendment to Master Equipment Finance Agreement with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into the APA. Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a Real Estate Purchase and Sale Agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an Assignment and Assumption Agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the USBTC Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC.

Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into those certain Original Loan Agreements with Anchorage. Pursuant to the Original Loan Agreements, Anchorage advanced the $50.0 million Original Principal to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, including certain USBTC miners, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage pursuant to which (i) USBTC transferred certain of its assets USDG, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and USDTG and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage. Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, the Outstanding Loan Amount to Anchorage. Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy or hosting, insurance, taxes, and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028. The Refinanced Loan Agreement was amended in April 2023 and only accrues interest on the outstanding principal balance and not on any PIK interest from prior periods.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC (“Fahrenheit”), a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20.0 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10.0 million cash deposit required in the Fahrenheit bid. Upon obtaining the necessary approvals, Fahrenheit’s bid proposal becomes binding and will be required to contribute an additional $40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
There can be no assurance that the Celsius bids will obtain the necessary approvals and USBTC may never realize any benefits from either the Fahrenheit joint venture or the USMIO contract bid.
The Business Combination
USBTC entered into the Business Combination Agreement on February 6, 2023. Pursuant to the terms of the Business Combination Agreement, and assuming the satisfaction or waiver of various closing conditions, including approval by the USBTC stockholders and the shareholders of Hut 8, USBTC will become a wholly-owned subsidiary of New Hut. For further details, see “The Business Combination.”
The Business Combination will be accounted for under the acquisition method and USBTC will be treated as the acquiror for financial statement reporting purposes. For further details, see “The Business Combination — Accounting Treatment of the Business Combination.”
Trends and Key Factors Affecting USBTC’s Performance
Bitcoin Market Price
USBTC’s business is heavily dependent on the spot price of Bitcoin. The prices of digital assets, particularly Bitcoin, have historically experienced substantial volatility. Changes in the market price of Bitcoin may have little or no correlation to identifiable market forces, and may be subject to rapidly changing investor sentiment. Bitcoin may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand, and media reporting.
Halving
Changes to the quantity of Bitcoin rewarded per block could directly impact USBTC’s operating results. The Bitcoin network is subject to periodic scheduled changes in the quantity of Bitcoin rewarded per block, known as halving. It is anticipated that the current Bitcoin reward will decrease by half in early 2024, according to estimates of the rate of block solution calculated by Bitcoinclock.com. This halving process will repeat until the total amount of Bitcoin rewards issued reaches 21 million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140. Potential future halving may decrease the amount of Bitcoin rewards that USBTC receives, and there is no guarantee the price of Bitcoin will adjust accordingly.
USBTC aims to mitigate the impacts of halving by maintaining a breakeven profitability floor far below the network average. To do so, it has developed and implemented a curtailment algorithm that maximizes the marginal profitability of its machines. USBTC has also implemented standard operating procedures to maximize the operational efficiency of its sites, such as preventative maintenance and cleaning of equipment. USBTC believes it is positioned to secure energy hedges that further protect its mining economics from the impact of the halving. USBTC believes that these steps can enable it to maintain survivability above its competitors and mitigate the downside risk of decreased rewards.
Network Difficulty
Additional mining machines deployed onto the Bitcoin network increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the Bitcoin network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which required approximately 2^32 hashes. Changes in network difficulty can adversely affect USBTC’s revenue and margins.
Ability to source additional mining machines
USBTC’s self-mining business is directly impacted by its ability to increase its hashrate and its resulting share of network rewards. USBTC’s ability to increase its hashrate depends on sourcing additional mining machines at cost-effective prices and lead times.
Ability to access power capacity
Increases in network hashrate drive greater demand for additional mining machines. Additional mining machines require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to Bitcoin mining. USBTC aims to leverage its existing relationships within the energy industry to secure low-cost power capacity.
USBTC’s data centers can also act as a consumer of last resort for wind and solar projects. The growing supply of wind and solar facilities in areas like West Texas has created an imbalance where existing transmission infrastructure cannot support the volume of load generation in periods of high production.

Ability to access capital markets
Bitcoin mining is highly capital intensive. USBTC’s ability to continue scaling infrastructure and expand its fleet of miners will depend on its ability to access the capital markets.
Cost of Electricity
Electricity is USBTC’s largest operating expense. USBTC manages its cost of electricity through participation in various demand response programs, power purchase agreements, and curtailment of miners when electricity prices make it unprofitable to mine Bitcoin. In the future, USBTC may consider other arrangements such as power hedges to manage its cost of electricity.
Electricity costs may be adversely affected by macroeconomic or geopolitical events. The invasion of Ukraine by Russia in February 2022 has exerted pressure on the global energy market, particularly Europe’s natural gas supply. Higher LNG import needs in Europe have resulted in worldwide supply tensions and higher short-term prices, negatively impacting Europe’s electricity sector. The conflict has added further pressure to supply chain disruptions and has likely supported rising inflation through higher commodity prices. In the United States, USBTC has observed elevated electricity pricing in recent months possibly due to this conflict, although USBTC has no direct operations in Russia or Ukraine. See “Risk Factors — Power Generation-Related Risks — Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing conflict in Ukraine, could negatively impact USBTC’s business, results of operations, and financial condition.”
USBTC’s cost of electricity, net of demand response payments, for the nine-month period ended March 31, 2023 was $24.1 million, and demand response payments were $0.9 million. USBTC’s cost of electricity, net of demand response payments, for the nine-month period ended March 31, 2022 was $12.5 million, and demand response payments were $0.1 million. The increase was primarily attributable to an increase in the number of self-mining and hosted miners operating in USBTC’s fleet and an increase in electricity rates.
USBTC’s cost of electricity, net of demand response payments, for the year ended June 30, 2022 was $23.6 million, and demand response payments were $0.7 million. USBTC’s cost of electricity for the period from December 1, 2020 (inception) through June 30, 2021 was $1.0 million. The increase was primarily attributable to an increase in the number of self-mining and hosted miners operating in USBTC’s fleet.
Cost to Mine a Bitcoin
USBTC’s profitability in self-mining is heavily dependent upon its cost to mine a Bitcoin, calculated as cost of electricity, net of demand response payments, in the period divided by Bitcoin mined in the period. USBTC’s management views the company’s cost to mine a Bitcoin as a key indicator of gross profitability, while also monitoring the price of Bitcoin. USBTC’s cost to mine a Bitcoin for the nine-month period ended March 31, 2023 was approximately $15,000 compared to approximately $12,600 during the same period in the prior year. The increase was primarily attributable to an increase in electricity costs and network difficulty. During the nine months ended March 31, 2023, the price of Bitcoin ranged from approximately $15,800 to approximately $28,500. During the nine months ended March 31, 2022, the price of Bitcoin ranged from approximately $29,800 to approximately $67,500.
USBTC’s cost to mine a Bitcoin for the year ended June 30, 2022 was approximately $14,500 compared to approximately $10,700 during the period from December 4, 2020 (inception) through June 30, 2021. The increase was primarily attributable to an increase in electricity costs and network difficulty. During the year ended June 30, 2022, the price of Bitcoin ranged from approximately $19,000 to approximately $67,500. During the period from December 4, 2020 (inception) through June 30, 2021, the price of Bitcoin ranged from approximately $18,100 to approximately $63,400.
USBTC’s management does not expect a significant impact to this metric as a result of the Business Combination. However, the company has also assessed forward energy pricing from quoted prices in the futures market which suggests a decrease in electricity pricing in the near future relative to the most recent market conditions.

Key Operating and Financial Indicators
In addition to the financial results, USBTC uses the following key operating indicators to evaluate the business, identify trends and make strategic decisions.
The following table presents USBTC’s key operating indicators for the nine-month periods ended March 31, 2023 and 2022 (restated), the fiscal year ended June 30, 2022, and the period from December 4, 2020 (inception) through June 30, 2021. Adjusted EBITDA, included in the below table, is a Non-GAAP measure. For the definition of Adjusted EBITDA and a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations” below.
	Nine Months Ended March 31,		Year Ended June 30, 2022	December 4, 2020 through June 30, 2021
	2023	2022 (restated)(1)
Total miners (EoP)	26,900	15,300	24,725	2,600
Self-mining miners (EoP)	26,900	15,300	20,300	2,600
Hosted miners (EoP)	—	—	4,425	—
Total hash-rate (EoP)	2.72 EH/s	1.45 EH/s	2.29 EH/s	0.12 EH/s
Self-mining hash-rate (EoP)	2.72 EH/s	1.45 EH/s	1.91 EH/s	0.12 EH/s
Hosted hash-rate (EoP)	—	—	0.38 EH/s	—
Network hash-rate (EoP)	328.33 EH/s	194.53 EH/s	251.36 EH/s	87.2 EH/s
Difficulty (EoP)	46.84T	28.59T	24.27T	19.93T
Quantity of bitcoin mined for company benefit	1,600 bitcoin	993 bitcoin	1,636 bitcoin	95 bitcoin
Net income (loss)	($63,924)	($6,516)	($31,803)	($9,084)
Adjusted EBITDA	$23,530	$13,735	$7,240	($94)

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this prospectus.

Hashrate
USBTC operates mining hardware or “miners” which provide computing power to mining pools, which aggregate this computing power with other miners to attempt to create new blocks in the Bitcoin blockchain. Computing power is measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the Bitcoin blockchain.
Creating new blocks in the Bitcoin blockchain is analogous to a lottery system where every hash is equivalent to a dice roll, and successfully creating a new block is equivalent to winning the lottery. The more dice rolls, or hashes per second a miner provides, the greater the probability of success that a miner creates a new block. “Network hashrate” is the combined hashrate of the Bitcoin network; similarly, the greater the share of a pool’s hashrate compared to the rest of the network, the greater the probability of success that a pool creates a new block. Pools that create a new block earn the Bitcoin reward. The pool then distributes USBTC’s pro-rata share of Bitcoin earned to USBTC based on the computing power USBTC contributes.
USBTC’s goal is to increase the hashrate it operates and to deploy, host, and operate miners with profitable hashrate-to-power cost profiles.
Bitcoin mined
USBTC’s management sees total Bitcoin mined as a key metric for its business. Trends in total Bitcoin mined are impacted by USBTC’s ability to deploy additional miners for self-mining, and also by USBTC’s ability to maintain high miner uptime and efficiency. USBTC monitors this metric over monthly and quarterly periods. As of March 31, 2023, USBTC has self-mined approximately 3,331 Bitcoin. Since inception through March 31, 2023, self-mined Bitcoin earned for each month and quarter total is summarized in the table below:

	BTC Earned
Month	2021	2022	2023
January	9.88	163.13	80.19
February	13.68	140.60	104.24
March	14.81	153.23	141.86
Quarterly total	38.37	456.96	326.29
April	13.96	210.86
May	13.65	225.06
June	29.34	207.48
Quarterly total	56.95	643.40
July	46.25	255.18
August	37.43	269.65
September	29.70	240.79
Quarterly total	113.38	765.62
October	76.75	230.60
November	165.34	203.12
December	180.64	73.69
Quarterly total	422.73	507.41
Total per year	631.43	2,373.39	326.29
Inception to date total			3,331.39
Net income (loss)
USBTC recorded a net loss of $63.9 million for the nine months ended March 31, 2023 compared with net loss of $6.5 million (restated) during the same period last year. The increase in net loss was primarily driven by the impairment of long-lived assets. Testing performed indicated the estimated fair value of USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of these assets to their estimated fair value. USBTC did not recognize an impairment charge during the nine months ended March 31, 2022 (restated).
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure. USBTC defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented. USBTC relies on Adjusted EBITDA to evaluate its business, measure its performance, and make strategic decisions. USBTC’s board and management team use Adjusted EBITDA to assess USBTC’s financial performance because it allows them to compare USBTC’s operating performance on a consistent basis across periods by removing the effects of USBTC’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization) and other items (such as one-time costs mentioned above) that impact the comparability of financial results from period to period. USBTC presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. USBTC believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. USBTC’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons USBTC’s management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future USBTC may incur expenses that are the same as or similar to some of the adjustments in such presentation. USBTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that USBTC will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of USBTC’s results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in USBTC’s industry, its definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
For a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations.”
Critical Accounting Policies and Significant Estimates
USBTC’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the consolidated financial statements, and revenues and expenses during the periods presented. On an ongoing basis, USBTC’s management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the consolidated financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on its consolidated financial statements. Set forth below are the policies and estimates that USBTC has identified as critical to its business operations and understanding its results of operations, based on the high degree of judgment utilized or complexity in their application.
While USBTC’s significant accounting policies are described in more detail in Note 3 to its consolidated financial statements appearing elsewhere in this prospectus, USBTC believes the following accounting policies and estimates to be the most critical to fully understand and evaluate this management discussion and analysis:
•
Use of estimates

•
Digital assets

•
Revenue from contracts with customers

•
Impairment of long-lived assets

•
Investment in equity investees

•
Finite-lived intangible assets

•
Stock based compensation expense

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of USBTC’s financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, impairment analysis of finite-lived intangibles and digital assets, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.
Digital assets
Digital assets (Bitcoin) are included in current assets in the accompanying USBTC consolidated balance sheets included elsewhere in this prospectus.

Digital assets received by USBTC through its mining activities are accounted for in connection with its revenue recognition policy disclosed below.
Digital assets held are accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually. In testing for impairment, USBTC has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary.
If USBTC concludes otherwise, it is required to perform a quantitative impairment test. USBTC also has the option to bypass the qualitative assessment and proceed to directly perform a quantitative impairment test. USBTC measures for impairment on a daily basis, determining the fair value of its digital assets by using the lowest intra-day price as determined by USBTC’s principal market. USBTC recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
USBTC’s policy is to account for gains or losses on sale of digital assets, in accordance with the first in first out (“FIFO”) method of accounting. The proceeds from sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows, and any realized gains or losses from such sales are included in operating income (expense) in the consolidated statements of operations.
Revenues from contracts with customers
USBTC recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when USBTC satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.
Digital asset mining
USBTC’s business strategy is to convert its Bitcoin into fiat currency to assist in funding or growing its operations. The Company does not have a specific policy to determine when to sell its Bitcoin but USBTC strives to convert its digital asset holdings within 7 to 30 days of the receipt of Bitcoin mined. Fees for converting Bitcoin into fiat currency are immaterial and amount to less than 0.15% of the converted amount of Bitcoin sold, on average.
The majority of USBTC’s revenue is derived from providing computing power to mining pools. USBTC has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party. USBTC has the right to decide the point in time and duration for which it will provide computing power. As a result, USBTC’s enforceable right to compensation only begins when it provides computing power to the mining pool operator, and exists in any period it provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which USBTC is entitled is noncash (digital assets). USBTC measures the consideration at fair value based on the quoted price of the related digital asset at contract inception, as determined by USBTC’s principal market. At the end of each contract term, USBTC has a renewal right to continue the contract for another term. USBTC has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of USBTC’s ordinary activities and is the only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, USBTC is entitled to noncash consideration in the form of digital assets, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which USBTC participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed digital asset award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by USBTC is calculated by the mining pool operator based on the proportion of hashrate USBTC contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. USBTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of digital assets earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If USBTC chooses for any given period to provide hashrate for only a portion of a contract term, it is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, USBTC is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to USBTC is based on the proportion of hashrate USBTC contributed to the mining pool to the total network hashrate during the contract term. USBTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during the contract term. USBTC is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to USBTC is based on the proportion of hashrate USBTC contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which USBTC expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, USBTC assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of digital assets to which USBTC is entitled becomes known.
The consideration to which USBTC is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material and are less than 1% of the rewards earned. There is no significant financing component in these transactions.
Hosting services
USBTC began providing hosting services in the third quarter of fiscal year 2022. USBTC’s current hosting contracts are service contracts that contain a single performance obligation. The service USBTC provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the USBTC’s performance. USBTC recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which USBTC is entitled under its hosting services agreements is cash consideration. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of USBTC’s performance.
USBTC’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that USBTC may incur penalties under these clauses, USBTC recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Mining equipment sales
USBTC entered into its first mining equipment sales contract in the first quarter of fiscal year 2023. Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration received is in the form of cash. USBTC recognizes mining equipment revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control to the customer occurs either when products have been picked up by or shipped to USBTC’s customers based on the terms of the contract. Each product is considered distinct from all other promised products in the contract because USBTC does not provide a service of significant integration between each product promised, each product promised does not modify or customize any other product promised under the contract, and the promised products are not highly interrelated or interdependent. Some contracts may also include upfront deposits or require the customer to pay the full sale price up front. Any advance payments are recorded as deferred revenue and recognized as revenue upon the transfer of control of the products to the customer.

Management fees
USBTC began providing property management services in the second quarter of fiscal year 2023. Under PMAs USBTC provides project management services for the customer’s data centers. PMAs contain a single performance obligation comprised of a series of distinct monthly service periods. The contracts have an initial term of five or ten years; certain contracts include renewal options. In exchange for the provision of the services, USBTC is entitled to variable consideration primarily in the form of management fees based on capacity of the customer’s data centers and reimbursement of certain operating costs. For some PMAs, USBTC may also be entitled to a share of additional hosting services business it helps generate for the customer. The variable fees are attributable to the monthly service periods in the contract. Revenue is recognized over time as USBTC performs the service.
Impairment of long-lived assets
USBTC reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors USBTC considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of USBTC’s use of the acquired assets or the strategy for USBTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the consolidated statements of operations. An impairment of approximately $63.6 million was recognized in the nine month period ended March 31, 2023, pertaining to USBTC’s single asset group.
Investment in equity investees
USBTC accounts for its investment in the King Mountain JV using the equity method of accounting because USBTC has the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if USBTC has an ownership interest in the voting stock of an investee of between 20 percent and 50 percent, or an ownership interest greater than three to five percent in certain partnerships, unincorporated joint ventures and limited liability companies, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, an investment in the unconsolidated investee is generally initially measured and recorded at cost.
USBTC’s investment is subsequently adjusted to recognize its share of net income or losses as they occur. USBTC also adjusts its investment upon receipt of a distribution from an equity investee, which is accounted for as a distribution-in-kind that is measured as of time of receipt. USBTC’s share of the investees’ earnings or losses is recorded, net of taxes, within Equity in earnings of unconsolidated joint venture on USBTC’s unaudited condensed consolidated statements of operations. Additionally, USBTC’s interest in the net assets of its equity method investee is reflected on its unaudited condensed consolidated balance sheet. If, upon USBTC’s acquisition of the investment, there is any difference between the cost of the investment and the amount of the underlying equity in the net assets of the investee, the difference is required to be accounted for as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on USBTC’s proportionate share of the investee’s net income or loss. If USBTC is unable to relate the difference to specific accounts of the investee, the difference should be considered goodwill. USBTC recorded its investment in the King Mountain JV based on cost, which, for the King Mountain JV Senior Note and PMA assumed, was measured based on the provisional fair value estimate of that consideration.

USBTC considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If USBTC considered any such decline to be other than temporary (based on various factors, including historical financial results, success of the mining operations and the overall health of the investee’s industry), then USBTC would record a write-down to the estimated fair value. No impairment on USBTC’s investment in the King Mountain JV was recorded for the year ended December 31, 2022.
Finite-lived intangible assets
Intangible assets with finite lives are comprised of a PMA related to the King Mountain JV, with a fair value at March 31, 2023 of approximately $5.9 million. Intangible assets are amortized on a straight-line basis over the expected useful life, which is their contractual term or estimated useful life. USBTC performs assessments at least annually to determine whether finite-lived classification is still appropriate. The carrying value of finite-lived assets and their remaining useful lives are also reviewed at least annually to determine if circumstances exist which may indicate a potential impairment or revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. USBTC exercises judgment in selecting the assumptions used in the analysis of estimated future undiscounted cash flows. Impairment is measured by the amount by which the carrying value exceeds fair value. The use of different estimates or assumptions could result in significantly different fair values for USBTC’s reporting units and intangible assets.
Stock-Based Compensation Expense
Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. USBTC estimates the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 3 to USBTC’s audited consolidated financial statements and unaudited interim consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions USBTC used in applying the Black-Scholes option pricing model to determine the estimated fair value of its stock options granted during the six months ended December 31, 2022 and 2021, the year ended June 30, 2022, and the period from December 4, 2020 (inception) through June 30, 2021.
As of March 31, 2023, there was $1.9 million of total unrecognized compensation expense related to the unvested stock options, which is expected to be recognized as expense over a weighted average period of approximately 1.2 years.
The following section provides information on USBTC’s stock options and restricted stock grants.
Common Stock Valuations
USBTC is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant date by USBTC’s board, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of USBTC’s common stock are intended to be granted with an exercise price per share no less than the fair value per share of its common stock underlying those options on the date of grant, based on the information known to USBTC on the date of grant. In the absence of a public trading market for its common stock, on each grant date USBTC develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. USBTC’s determinations of the fair value of its common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

The board of directors exercises judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of its common stock including: (i) independent valuations performed at or near the time of grant; (ii) rights, preferences, and privileges of USBTC’s convertible preferred stock relative to those of its common stock; (iii) prices of convertible preferred stock sold by USBTC to third-party investors in arms-length transactions; (iv) USBTC’s actual operating and financial performance at the time of the option grant; (v) likelihood of and time frame associated with achieving a liquidity event, such as an initial public offering or a merger or acquisition of USBTC’s business; (vi) the value of comparable companies with respect to industry, business model, stage of growth, financial risk or other factors; (vii) USBTC’s stage of development and future financial projections; and (viii) the lack of marketability of USBTC’s common stock.
The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of USBTC’s future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in USBTC’s valuations.
The various methods for allocating the enterprise value across USBTC’s classes and series of capital stock to determine the fair value of its common stock in accordance with the Practice Aid include the following:
Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.
Probability-Weighted Expected Return Method, or PWERM.   The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each equity class.
In determining the fair value of USBTC’s common stock underlying stock option grants for the nine months ended March 31, 2023, the nine months ended March 31, 2022, the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021, USBTC estimated the enterprise value of its business using an OPM, the back-solve method, to allocate enterprise value. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. USBTC believe the OPM was the most appropriate method given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given its early stage of development.
Following the completion of this offering, the fair value of USBTC’s common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which its common stock is traded.
Options Granted
The following table sets forth, by month of grant, the number of shares subject to options granted from USBTC’s inception through March 31, 2023, the per share exercise price of the options and the fair value of common stock per share on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Share on Grant Date
July 2021(1)	1,072,000	$1.11	$1.11
August 2021(1)	338,750	$1.11	$1.11
November 2021	1,284,250	$2.27	$2.27
December 2021	179,500	$2.27	$2.27
March 2022	152,250	$4.34	$4.34
August 2022(1)(2)	724,000	$1.78	$0.01
January 2023	3,920,507	$0.26	$0.26

(1)
The exercise prices for these grants were based upon the fair market value associated with a preliminary 409(A) valuation report provided to the USBTC Board. The subsequent final 409(A) valuation report as of the grant date, received after the grant date, included a lower fair market valuation.

(2)
The August 2022 option grants exercise price was based on a preliminary 409(A) valuation report. The options had a higher exercise price than the subsequently issued final 409(A) valuation report which indicated a fair value of $0.01. The USBTC Board decided not to change the original exercise prices following receipt of the final 409(A) valuation report.

Restricted Stock Granted
The following table sets forth, by grant date, the number of shares of restricted common stock granted from USBTC’s inception through March 31, 2023 and the per share estimated fair value of the restricted stock:
Grant Date	Number of Shares of Restricted Common Stock	Fair Value per Share of Common Stock on Grant Date
December 10, 2020	1,125,000	$1.07
January 31, 2021	5,187,500	$1.07
February 1, 2021	375,000	$1.07
March 17, 2021	8,369,250	$1.13
October 10, 2021	3,339,500	$2.27
September 2, 2022	7,250	$0.01
January 5, 2023	1,048,912	$0.26
Results of Operations
Comparison of Nine Months Ended March 31, 2023 and March 31, 2022 (restated)
The following tables summarize USBTC’s results of operations and Adjusted EBITDA for the nine months ended March 31, 2023 compared to March 31, 2022 (restated):

	Nine Months Ended March 31,
	2023	2022 (restated)(1)
Revenue:
Revenue, net – digital asset mining	$33,389	$47,147
Mining equipment sales	3,635	—
Management fees	4,453	—
Cost reimbursements	3,674	—
Hosting services	16,480	58
Total revenue	61,631	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504
Mining equipment	3,112	—
Depreciation and amortization	14,715	5,458
General and administrative	20,704	21,671
Impairment of digital assets	2,835	12,019
Realized gain on sale of digital assets	(3,573)	—
Impairment of long-lived assets	63,574	—
Total costs and expenses	131,253	52,652
Operating loss	(69,622)	(5,447)
Other income (expense):
Interest expense	(22,278)	(3,401)
Equity in earnings of unconsolidated joint venture	2,774	—
Gain on debt extinguishment	23,683	—
Total other income (expense)	4,179	(3,401)
Loss before income tax benefit	(65,443)	(8,848)
Income tax benefit	1,519	2,332
Net loss	$(63,924)	$(6,516)

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this prospectus.

Adjusted EBITDA schedule:
	Nine Months Ended March 31,
	2023	2022 (restated)(3)
Net loss	$(63,924)	$(6,516)
Interest	22,278	3,401
Income tax benefit	(1,519)	(2,332)
Depreciation and amortization	14,715	5,458
Share of unconsolidated joint venture depreciation and amortization	7,792	—
One-time costs(1)	—	6,288
Gain on debt extinguishment	(23,683)	—
Impairment of long-lived assets(2)	63,574	—
Stock-based compensation expense	4,297	7,435
Adjusted EBITDA	$23,530	$13,734

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.

(2)
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of USBTC’s assets to their estimated fair value.

(3)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022, included elsewhere in this prospectus.

Revenue
Digital asset mining
Revenue during the nine months ended March 31, 2023 decreased by $13.7 million to $33.4 million from $47.1 million during the nine months ended March 31, 2022. Bitcoin mined for the nine-months ended March 31, 2023 increased by 606.53 Bitcoin to 1,599.60 Bitcoin from 993.07 Bitcoin for the nine months ended March 31, 2022. Generally, digital asset mining revenue decreased in the nine months ended March 31, 2023 compared to the same period last year due to a decrease in the average price of Bitcoin mined.
Revenues from digital asset mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Bitcoin blockchain’s network hashrate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks. During the nine months ended March 31, 2023, the price of Bitcoin ranged from approximately $15,800 to approximately $28,500. During the nine months ended March 31, 2022, the price of Bitcoin ranged from approximately $29,800 to approximately $67,500.
Mining equipment sales
Mining equipment sales were $3.6 million for the nine months ended March 31, 2023 compared to $0 during the same period last year. USBTC launched its mining equipment sales business in March 2022.
Hosting services
Hosting services revenue was $16.5 million for the nine months ended March 31, 2023 compared to $0.1 million during the same period last year. USBTC launched its hosting services business in March 2022.
One of USBTC’s hosting clients defaulted on its contract during the three months ended September 30, 2022, which resulted in a termination of the contract without an obligation to refund, and USBTC recognized the remaining deferred revenue of $13.1 million with respect to such client.
Management fees and cost reimbursements
Management fees and cost reimbursement revenues were $4.5 million for the nine months ended March 31, 2023 compared to $0 during the same period last year. USBTC launched its managed infrastructure operations business in November 2022. USBTC entered into two property management agreements in November 2022, and one property management agreement in December 2022.
Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)
Included in cost of revenues are energy costs, hosting and network management, labor costs associated with the installation of mining equipment and facility costs. Services costs of revenues for the nine months ended March 31, 2023 increased $16.4 million to $29.9 million from $13.5 million during the nine months ended March 31, 2023. Mining equipment costs of revenue for the nine months ended March 31, 2023 were $3.1 million compared to $0 during the same period last year. The largest component of USBTC’s cost of revenues is energy, which represented 73.0% and 92.6% of its total cost of revenues for the nine months ended March 31, 2023 and 2022, respectively. Generally, cost of revenues increased in the nine months ended March 31, 2023 compared to the same period last year due to additional miners being operated during the current fiscal year.
Depreciation and amortization
Depreciation and amortization expense was $14.7 million and $5.5 million for the nine months ended March 31, 2023 and March 31, 2022, respectively. The purchase of additional miners and other property and equipment during fiscal year 2022 resulted in an increase in the depreciable asset base for the nine months ended March 31, 2023.
General and administrative expenses (exclusive of stock-based compensation)
General and administrative (“G&A”) expenses include, but are not limited to, payroll, legal fees, professional fees related to USBTC’s auditors and other contracted services, security services, repair and maintenance of mining equipment and facilities and insurance premiums. G&A expenses for the nine months ended March 31, 2023 decreased $1.0 million to $20.7 million from $21.7 million during the nine months ended March 31, 2022, excluding stock-based compensation expense as discussed below. Legal fees represented 22.2% and 8.0%, other professional fees including security services represented 16.9% and 9.8%, and repair and maintenance costs represented 4.4% and 8.3% for the nine months ended March 31, 2023 and 2022, respectively. USBTC incurred increased legal and professional fees in the nine month period ending March 31, 2023 primarily related to USBTC entering into two property management agreements in November 2022, the acquisition of the 50% membership interest in the King Mountain JV in December 2022, the restructuring of its debt obligations with NYDIG and Anchorage in February 2023, and fees related to the Business Combination. As USBTC began to ramp up hiring, employee payroll costs also increased. Those costs were $4.8 million and $1.7 million, or 29.0% and 11.8%, for the nine months ended March 31, 2023 and 2022, respectively. One-time costs were $0 and $6.3 million, or 0% and 44.1% for the nine months ended March 31, 2023 and 2022, respectively. One-time costs included $5.3 million in payments to employees and advisors related to personal income taxes for the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.
Stock-based compensation
Stock-based compensation was $4.3 million and $7.4 million (restated) for the nine months ended March 31, 2023 and 2022, respectively. The expense in both periods primarily related to restricted stock grants and stock grants to certain employees, advisors and consultants. During the nine months ended March 31, 2023, certain stock grants had vesting accelerated.
Impairments of digital assets
Impairments of digital assets was $2.8 million and $12.0 million, or 2.2% and 22.8% of total costs and expenses, for the nine months ended March 31, 2023 and 2022, respectively. Impairment results from declines in the lowest intra-day price of Bitcoin during the period it is held.
Impairment of long-lived assets
Impairment of long-lived assets was $63.6 million and $0 for the nine months ended March 31, 2023 and 2022, respectively. During the nine month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of these assets to their estimated fair value.
Interest expense
Interest expense was $22.3 million and $3.4 million for the nine months ended March 31, 2023 and 2022, respectively. The increase in interest expense is related to the addition of equipment financing loans from

NYDIG in July 2021 and December 2021 and Anchorage in March and April 2022, as described in the “Liquidity and Capital Resources” section below.
Equity in earnings of unconsolidated joint venture
Equity in earnings of unconsolidated joint venture was $2.8 million and $0 for the nine months ended March 31, 2023 and 2022, respectively. USBTC acquired the 50% membership interest in the King Mountain JV on December 6, 2022.
The year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021.
The following tables summarize USBTC’s results of operations and Adjusted EBITDA for the year ended June 30, 2022 and the period December 4, 2020 (inception) to June 30, 2021:
	Year Ended June 30, 2022	December 4, 2020 through June 30, 2021
Revenue:
Revenue, net – digital asset mining	$68,164	$4,272
Hosting services	5,566	—
Total revenue	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	25,783	1,464
Depreciation and amortization	11,591	391
General and administrative	31,325	12,144
Impairment of digital asset	30,301	1,254
Realized gain on sale of digital asset	(5,455)	—
Total costs and expenses	93,545	15,253
Operating loss	(19,815)	(10,981)
Other expense:
Interest expense	(6,919)	(200)
Total other expense	(6,919)	(200)
Loss before income tax (provision) benefit	(26,734)	(11,181)
Income tax (provision) benefit	(5,069)	2,097
Net loss	$(31,803)	$(9,084)
Adjusted EBITDA schedule:
	Year Ended June 30, 2022	December 4, 2020 through June 30, 2021
Net loss	$(31,803)	$(9,084)
Interest	6,919	200
Income tax provision (benefit)	5,069	(2,097)
Depreciation and amortization	11,591	391
One time costs(1)	6,288	—
Stock-based compensation expense	9,176	10,496
Adjusted EBITDA	$7,240	$(94)

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.

Revenue
Digital asset mining
Revenue was $68.2 million for the year ended June 30, 2022 compared to $4.3 million during the period from December 4, 2020 (inception) through June 30, 2021 as USBTC began its mining operations in January 2021. Revenues from digital asset mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Bitcoin blockchain’s network hashrate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.
During the year ended June 30, 2022, the price of Bitcoin ranged from approximately $17,800 to approximately $68,600. During the period from December 4, 2020 (inception) through June 30, 2021, the price of Bitcoin ranged from approximately $28,700 to approximately $64,900.
Hosting services
Revenue was $5.6 million for the year ended June 30, 2022 compared to $0 during the period from December 4, 2020 (inception) through June 30, 2021. USBTC launched its hosting services business in March 2022.
Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)
Included in cost of revenues are energy costs, hosting and network management, labor costs associated with the installation of mining equipment and facility costs. Costs of revenues totaled $25.8 million for the year ended June 30, 2022 compared to $1.5 million for the period from December 4, 2020 (inception) through June 30, 2021. The largest component of USBTC’s cost of revenues is energy, which represented 91.8% and 78.7% of its total cost of revenues for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Depreciation and amortization
Depreciation and amortization expense was $11.6 million for the year ended June 30, 2022 and $0.4 million for the period from December 4, 2020 (inception) through June 30, 2021. The purchase of additional miners and other property and equipment resulted in an increase in the depreciable asset base during the year ended June 30, 2022.
General and administrative expenses (exclusive of stock-based compensation)
G&A expenses include, but are not limited to, payroll, legal fees, professional fees related to USBTC’s auditors and other contracted services, security services, repair and maintenance of mining equipment and facilities, one-time payments approved by USBTC’s Board and insurance premiums. During the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, these costs totaled $22.1 million and $1.6 million, respectively, excluding stock-based compensation expense as discussed below. Legal fees represented 6.3% and 53.9%, other professional fees including security services represented 7.9% and 9.8%, and repair and maintenance costs represented 32.8% and 8.9% for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. As USBTC began to ramp up hiring, employee payroll costs also increased. Those costs were $2.7 million and $0.3 million, or 12.4% and 16.2%, for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. One-time costs were $6.3 million and $0, or 28.4% and nil for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. One-time costs included $5.3 million in payments to employees and advisors related to personal income taxes for the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer. Generally, G&A expenses increased in the fiscal year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021 due to operations running for a full year compared to the approximately six months of operations during the period ending June 30, 2021.

Stock-based compensation
Stock-based compensation was $9.2 million and $10.5 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. The expense in both periods primarily related to restricted stock grants and stock grants to certain employees, advisors and consultants.
Impairments of digital assets
Impairments of digital assets was $30.3 million and $1.3 million, or 32.4% and 8.2% of total costs and expenses, for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. Impairment results from declines in the market value of Bitcoin during the period it is held.
Interest Expense
Interest expense was $6.9 million and $0.2 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. The increase in interest expense is related to the addition of equipment financing loans from NYDIG in July 2021 and December 2021 and Anchorage in March and April 2022, as described in the “Liquidity and Capital Resources” section below.
Income Tax
For the nine months ended March 31, 2023, USBTC recognized income tax benefit of $1.5 million. USBTC’s effective income tax rate was (2.3%) for the nine months ended March 31, 2023. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance.
USBTC’s effective tax rate for the fiscal year ended June 30, 2022 was (18.6%), which differs from the U.S. Federal income tax rate of 21.0% primarily due to a change in valuation allowance and adjustments to tax accounts.
Net Operating Loss Carryforwards
As of June 30, 2022, USBTC had federal and state net operating loss carryforwards of approximately $105.6 million and $31.0 million, respectively. The federal net operating losses can be carried forward indefinitely and the state net operating loss expires in tax year 2040.
Liquidity and Capital Resources
USBTC’s earnings, cash flows and ability to meet any debt obligations will depend on the cash flows resulting from its operations. USBTC’s cash needs historically were primarily for growth through acquisitions and working capital to support equipment financing and the purchase of additional miners. Cash needs for operations have historically been financed with cash generated from operations, sales of USBTC’s mined Bitcoin or financings. Although USBTC’s strategy is primarily to hold Bitcoin on its balance sheet, it will from time to time sell Bitcoin it mines through Coinbase or other exchanges for fiat currency based on its internal cash management policy. USBTC intends to hold enough fiat currency or hedge enough of its Bitcoin exposure to fund its projected near-term fiat currency expenses, including liabilities, operating expenses, and capital expenditures.
Cash Flows
USBTC has incurred net losses since its inception but does not anticipate it will continue to incur net losses for the foreseeable future. As of March 31, 2023 and 2022, USBTC had cash and cash equivalents of approximately $8.7 million and $39.4 million, respectively. The following table summarizes USBTC’s cash flows for the periods indicated:

	Nine Months Ended March 31,
	2023	2022 (restated)(1)
Net cash provided by (used in):
Cash flows used in operating activities	$(25,336)	$(18,436)
Cash flows provided by (used in) investing activities	9,145	(112,098)
Cash flows provided by financing activities	3,794	163,245
Net change in cash	$(12,397)	$32,711

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this prospectus.

Operating Activities
Net cash used in operating activities was approximately ($25.3) million and ($18.4) million for the nine months ended March 31, 2023 and 2022, respectively.
Net cash used in operating activities for the nine months ended March 31, 2023 of ($25.3) million resulted from a net loss and related adjustments of ($21.1) million and changes in working capital of ($4.2) million. Net cash used in operating activities of ($18.4) million for nine months ended March 31, 2022 resulted from a net loss and related adjustments of ($30.5) million and changes in working capital of $12.1 million.
Investing Activities
Net cash provided by (used in) investing activities was approximately $9.1 million and ($112.1) million for the nine months ended March 31, 2023 and, 2022, respectively. Cash provided was primarily due to proceeds from sale of Bitcoin of $34 million and nil for the nine months ended March 31, 2023 and 2022, respectively. These inflows were offset by a $10.0 million payment related to the acquisition of the King Mountain JV and deposits made for the purchases of mining equipment and property and equipment. Those deposits were $11.9 million and $83.4 million for the nine months ended March 31, 2023 and 2022, respectively. In addition, USBTC spent approximately $3.1 million and $28.7 million in property and equipment for the nine months ended March 31, 2023 and 2022, respectively. As the mining equipment is received and put into service, the amounts reflected as deposits are transferred to property and equipment and depreciation commences.
Financing Activities
Net cash provided by financing activities was approximately $3.8 million and $163.2 million for the nine months ended March 31, 2023 and 2022, respectively. Cash increases were primarily due to net proceeds from notes payable and the sale of securities. Net proceeds from notes payable were $3.8 million and $90.1 million for the nine months ended March 31, 2023 and 2022, respectively. Net proceeds from the sale of securities were $0 and $73.2 million for the nine months ended March 31, 2023 and 2022, respectively.
The following table summarizes USBTC’s cash flows for the periods indicated:
	Year Ended June 30, 2022 (restated)(1)	December 4, 2020 through June 30, 2021
Net cash provided by (used in):
Cash flows provided by (used in) operating activities	$(42,915)	$(5,293)
Cash flows used in investing activities	(134,365)	(27,395)
Cash flows provided by financing activities	191,629	39,406
Net change in cash	$14,349	$6,718

(1)
USBTC updated its previously reported Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022, to correct the classification of the proceeds from sale of cryptocurrency. For further details, see Note 2 of USBTC’s audited consolidated financial statements for the year ended June 30, 2022 included elsewhere in this prospectus.

Operating Activities
Net cash used in operating activities was ($42.9) million (restated) and ($5.3) million for the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Net cash used in operating activities for the year ended June 30, 2022 resulted from a net loss and related adjustments of ($16.5) million offset by changes in working capital of $5.4 million. Net cash used in operating activities of ($5.3) million for the period from December 4, 2020 (inception) through June 30, 2021 resulted from a net loss and related adjustments of ($3.2) million combined with changes in working capital of ($2.1) million.
Investing Activities
Net cash used in investing activities was $134.4 million (restated) for the year ended June 30, 2022 and $27.4 million for the period from December 4, 2020 (inception) through June 30, 2021, respectively. Cash used was primarily due to deposits made for the purchases of mining equipment and property and equipment. Those deposits were $141.4 million for the year ended June 30, 2022 and $27.4 million for the period from December 4, 2020 (inception) through June 30, 2021, respectively. In addition, USBTC spent approximately $37.3 million in property and equipment for the year ended June 30, 2022. As the mining equipment is received and put into service, the amounts reflected as deposits are transferred to property and equipment and depreciation commences. Cash used in investing activities was offset by $44.4 million in proceeds from sale of Bitcoin for the year ended June 30, 2022, and nil for the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Financing Activities
Net cash provided by financing activities was $191.6 million for the year ended June 30, 2022 and $39.4 million for the period from December 4, 2020 (inception) through June 30, 2021. Cash increases in both periods were primarily due to proceeds from the sale of securities and proceeds from notes payable. Net proceeds from the sale of securities were $73.8 million and $35.3 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. During the year ended June 30, 2022, the net increase in notes payable activity (including notes payable — related parties) was $121.4 million, reflecting proceeds from the USBTC’s debt agreements described below and other equipment financing loans, offset by the repayments of other notes payable, debt issuance costs paid and notes payable to related parties. For the period from December 4, 2020 (inception) through June 30, 2021, the net increase in notes payable activity (including notes payable — related parties) was $4.1 million, reflecting proceeds from noteholders and related party noteholders, offset by repayments to note holders.
NYDIG
On July 27, 2021, USBTC entered into the MEFA with Arctos. Pursuant to the MEFA, Arctos advanced approximately $9.1 million to finance USBTC’s purchase of certain equipment, in exchange for repayment of the Principal, in addition to interest by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA.
On December 27, 2021, USBTC executed the MEFA Amendment with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into that certain Asset Purchase Agreement dated as of February 3, 2023 with NYDIG (and certain of its subsidiaries or other affiliates) pursuant to which USBTC transferred the USBTC Assets to NYDIG in full satisfaction of the MEFA Debt owed under the Credit Agreement and release of the security interests granted pursuant to the Security Agreement. Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a Real Estate Purchase and Sale Agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an Assignment and Assumption Agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC.
Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into those certain Equipment Loan and Security Agreements with Anchorage. Pursuant to the Original Loan Agreements, Anchorage advanced $50.0 million to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage pursuant to which (i) USBTC transferred certain of its assets USDG, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and USDTG and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage. Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, the Outstanding Loan Amount to Anchorage. Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy or hosting, insurance, taxes, and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028. In April 2023, the Refinanced Loan Agreement was amended so interest only accrues on the outstanding principal balance, and not on any PIK interest from prior periods.
King Mountain JV Senior Note
One of USBTC’s subsidiaries assumed the King Mountain JV Senior Note with a provisional fair value estimate of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in the King Mountain JV on December 6, 2022. The estimated fair value represents a discount of approximately $1.7 million from the carryover basis of the King Mountain JV Senior Note. The discount is being amortized over the term of the King Mountain JV Senior Note into interest expense. The assumed balance includes assumed accrued but unpaid interest of approximately $8.7 million.
The stated interest on the King Mountain JV Senior Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. USBTC has the option to defer the interest until maturity of the note under a paid-in-kind (“PIK”) payments option. USBTC has elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the secured promissory note. PIK interest is payable upon maturity of the note in April 2027, unless or until any portion or all of the promissory note is prepaid under the prepayment option, see discussion below. USBTC is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the King Mountain JV Senior Note was 15.25%.
USBTC has the option to prepay the King Mountain JV Senior Note in whole or in part without premium or penalty. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The promissory note is secured by a first priority security interest in the USBTC subsidiary’s membership interest in TZRC.
As of March 31, 2023, approximately $95.7 million in principal and PIK interest was outstanding under the King Mountain JV Senior Note assumed on December 6, 2022, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of the King Mountain JV and (c) the date of the closing of certain events specified in the King Mountain JV’s governing documents.
Equipment Purchase Transactions
In November 2020, USBTC entered into agreements for the purchase of 1,000 M31S miners for a total cost of approximately $1.9 million, which amount was paid in full at the time of the order. The miners were received and put into service in January 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 1,500 A1246 miners for a total cost of approximately $5.4 million which was paid in full prior to March 31, 2021. The miners were received in April 2021 and May 2021 and put into service in May 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 2,500 1166 Pro miners for a total cost of approximately $7.2 million. These miners have been paid in full and delivery of the miners occurred in October and November 2021. These miners were placed in service in November and December 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 8,630 S19j miners for a total cost of approximately $19.6 million which was fully paid by December 31, 2021. The initial tranche of 4,927 miners were received in September 2021 and put into service in October 2021 in its Alpha Facility. The remaining miners were received and placed in service in November and December 2021 in its Alpha Facility. As part of the restructuring with NYDIG described above, USBTC exchanged all delivered miners related to this agreement.
In July 2021, USBTC entered into an agreement to purchase 10,000 M30S miners for a total cost of approximately $32.8 million which was fully paid by March 31, 2022. All miners were received prior to March 31, 2022 and placed in service in March and April 2022 in its prior Bravo Facility. As part of the restructuring with NYDIG described above, USBTC exchanged approximately 9,000 delivered miners related to this agreement.
In September 2021, USBTC entered into an agreement to purchase 18,000 M30S miners for a total cost of approximately $57.4 million. As of December 31, 2022, total deposits made under the agreement were approximately $42.4 million. USBTC has received approximately 8,000 miners through the date of this prospectus. As part of the restructuring with NYDIG described above, USBTC exchanged all delivered miners and the remaining deposits related to this agreement.
In March 2022, USBTC entered into an agreement to purchase 30,000 M30S, M30S+ and M30S++ miners for a total cost of approximately $126.0 million. USBTC later upgraded certain machines to the newer generation and higher efficiency M50, M50S, and M50S+ miners, which decreased the total quantity to be delivered. As of March 31, 2023, total deposits were approximately $66.2 million. USBTC has received and put into service approximately 24,800 miners through the date of this prospectus, representing the totality of the order.
Legal Proceedings
See “Information about USBTC — Legal Proceedings” for more information.

Recently Issued and Adopted Accounting Pronouncements
A description of recently issued and adopted accounting pronouncements that may potentially impact USBTC’s financial position and results of operations is disclosed in Note 3 to its consolidated financial statements included elsewhere in this prospectus and is incorporated herein by reference.
Off-Balance Sheet Arrangements
USBTC does not have any off-balance sheet arrangements.

EXECUTIVE AND DIRECTOR COMPENSATION OF USBTC
The following table shows the total compensation paid or accrued during the fiscal years ended June 30, 2022 and 2023, to USBTC’s Chief Executive Officer and the two next most highly compensated USBTC executives (each a named executive officer, or “NEO”), each of whom earned more than $120,000 during the period presented, and was serving as an executive officer as of such date.
Name and Principal Position	Year Ended June 30,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Michael Ho, Chief Executive Officer	2022	—	—	2,976,127	—	2,102,790	5,078,917
	2023	—	—	272,717	—	250,000	622,717
Asher Genoot, President	2022	250,000	—	3,273,853	—	1,940,218	5,464,071
	2023	250,000	—	—	272,717	—	622,717
Joel Block, Chief Financial Officer	2022	200,000	—	—	587,400	—	787,400
	2023	300,000	—	—	38,480	—	338,480
Narrative Disclosure to Summary Compensation Table
Base Salary
Mr. Genoot received an annualized base salary of $250,000 for both periods. Mr. Block received an annualized base salary of $200,000 and $300,000 for the fiscal years ended June 30, 2022 and 2023, respectively.
Stock Awards
In connection with their services provided as executive officers of USBTC, Messrs. Ho and Genoot received certain grants of restricted stock during the period presented. The stock awards are described in further detail under “— Equity Granted under the 2021 Plan.”
Option Awards
In connection with his employment as President, Mr. Genoot received a grant of 1,048,912 options to purchase USBTC common stock at an exercise price of $0.26 per share during the fiscal year ended June 30, 2023. In connection with his employment as Chief Financial Officer during fiscal year ended June 30, 2022, Mr. Block received a grant of 1,308 options to purchase USBTC common stock at an exercise price of $568.18 per share (327,000 options to purchase USBTC common stock at an exercise price of $2.27 following the Company’s 250-to-1 stock split (the “USBTC Stock Split”) effectuated in September 2022). Effective January 5, 2023, the USBTC Board adjusted the exercise price of Mr. Block’s options to $0.26 to correspond to the fair market value of the USBTC common stock at such time. In addition, Mr. Block received a grant of 148,000 options to purchase USBTC common stock at an exercise price of $0.26 per share during the fiscal year ended June 30, 2023. The options and corresponding vesting are further described under “— Equity Granted under the 2021 Plan” and “— Employment and Consulting Agreements.”
Other Compensation Elements
The amount under Other Compensation with respect to Mr. Ho includes the annual cash consideration of $250,000 due to Mr. Ho in exchange for his services as Chief Executive Officer pursuant to his consulting agreement for both periods. In addition, Mr. Ho received a cash payment of $1,852,790 for personal income taxes associated with the issuance of stock awards during the fiscal year ended June 30, 2022.
The amount under Other Compensation with respect to Mr. Genoot during the fiscal year ended June 30, 2022 includes a cash payment of $1,940,218 for personal income taxes associated with the issuing of stock awards.
Outstanding Equity Awards at June 30, 2023
The following table shows grants of stock options outstanding on the last day of the fiscal year ended June 30, 2023, to each of the executive officers named in the Summary Compensation Table.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael Ho, Chief Executive Officer	—	—	—	—	—	—
Asher Genoot, Chief Operating Officer	—	1,048,912	0.26	01/04/2033	—	—
Joel Block, Chief Financial Officer	327,000(1)	—	0.26	11/15/2031	—	—
		148,000(1)	0.26	01/04/2033	—	—

(1)
See “Equity Granted Under the 2021 Plan” for more details regarding these awards and the vesting of certain awards subsequent to June 30, 2023.

Employment Agreements
Michael Ho
Mr. Ho provides his services as USBTC’s Chief Executive Officer pursuant to a consulting agreement entered into with USBTC on January 15, 2021 (the “Ho Consulting Agreement”). Pursuant to the Ho Consulting Agreement, Mr. Ho received 6,250 shares of USBTC common stock (1,562,500 shares post Stock Split). On January 17, 2022, the Ho Consulting Agreement was amended (the “Ho Amendment”) to memorialize an additional component of Mr. Ho’s compensation package, which included an annual cash payment of $250,000 in exchange for his continued service as USBTC Chief Executive Officer.
Asher Genoot
USBTC has one formal employment agreement with a NEO, Mr. Genoot (the “Genoot Employment Agreement”). USBTC entered into the Genoot Employment Agreement on July 30, 2021. The Genoot Employment Agreement provides for a base salary of $250,000, an annual bonus in the sole discretion of the Board of Directors and his eligibility to receive awards under the USBTC equity incentive plan and to participate in USBTC benefit plans.
Prior to the Genoot Employment Agreement, Mr. Genoot was providing services to USBTC pursuant a consulting agreement entered into with USBTC on January 15, 2021. The compensation under the consulting agreement was comprised of 6,250 shares of USBTC common stock (1,562,500 post Stock Split), which has been granted to Mr. Genoot. The consulting agreement was terminated on September 29, 2021. Under the terms of the consulting agreement Mr. Genoot retains ownership of the shares which he received as his compensation.
Joel Block
On September 27, 2021 USBTC entered into an offer letter with one of its NEO’s, the Chief Financial Officer, Mr. Block (the “Block Offer Letter”). The Block Offer Letter provided for at will employment and sets forth an annual base salary of $200,000 and Mr. Block’s eligibility to participate in USBTC benefit plans. Subsequent to signing the Block Offer Letter, Mr. Block also entered into a non competition, non solicitation and confidentiality agreement. The Block Offer Letter also provided for an option grant of 654 options (163,500 post Stock Split) to Mr. Block to purchase USBTC common stock, subject to certain vesting criteria more fully described under “Equity Granted Under the 2021 Plan.” The amount of options issued to Mr. Block was later amended to 1,308 options (327,000 options post Stock Split). Effective August 1, 2022, USBTC raised Mr. Block’s annual base salary to $300,000.
On February 5, 2023, Mr. Block entered into a letter agreement with USBTC which provides for severance benefits upon a qualifying termination of employment (by USBTC without cause or by the executive for good reason), including in connection with a change in control (which will occur upon the consummation of the Business Combination, although the severance benefits payable to the executive do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control). Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination, (iii) payment of base salary for a period of twelve months following the date of termination, equating to $300,000 (iv) certain benefit continuation entitlements and (v) the acceleration of any outstanding unvested USBTC equity awards held by Mr. Block.
Equity Compensation Plans and Other Benefit Plans
Long-Term Equity Incentives
In addition to base salary and annual incentive compensation, each named USBTC executive officer is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and the long-term performance of USBTC, thereby creating alignment between executive and stockholder interests.
2021 Plan
USBTC has adopted the U.S. Data Mining Group, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan is designed to provide the USBTC Board and the compensation committee with flexibility in terms of the types of awards that can be granted and the underlying terms and conditions of such awards. The material terms of the 2021 Plan are summarized below.
Share Reserve.   The maximum aggregate number of shares of common stock that may be subject to awards, and that may be granted with respect to incentive stock options, under the 2021 Plan is 17,387,687 shares. If any shares subject to an award under the 2021 Plan are forfeited, if an award granted under the 2021 Plan expires or otherwise terminates without issuance of shares in whole or in part, or an award granted under the 2021 Plan is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to the award, such shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again become available for grant under the 2021 Plan. Shares that are used to satisfy the exercise price of an option or the tax withholding obligation of an award and any shares covered by a stock-settled stock appreciation right or other award that were not issued upon the settlement of the award shall not again become available for issuance under the 2021 Plan.
Administration.   The USBTC Board currently administers the 2021 Plan. The 2021 Plan provides that the USBTC Board may delegate its authority to administer the plan, including the authority to grant awards, to a committee of one or more members of the USBTC Board, and that any such committee shall have the power to delegate to a subcommittee any of the administrative powers under the plan. The administrator may delegate its authority under the 2021 Plan to one or more officers of USBTC, other than with respect to awards made to individuals who are subject to Section 16 of the Exchange Act. Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, to accelerate the vesting and exercisability of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or revoke rules relating to administration of the 2021 Plan. The USBTC Board may at any time remove any committee or subcommittee as the administrator and revest in itself the authority to administer the 2021 Plan.
Eligible Participants.   Awards under the 2021 Plan may be granted to individuals who are then, or who are expected to become, USBTC officers, employees or consultants or the officers, employees or consultants of certain of USBTC subsidiaries. Such awards also may be granted to USBTC directors or individuals who are then expected to become USBTC directors. Only employees of USBTC or certain of USBTC subsidiaries may be granted incentive stock options (“ISOs”).
Awards.   The 2021 Plan provides that the administrator may grant or issue ISOs, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units (with or without dividend equivalents), deferred stock units (with or without dividend equivalents) and performance shares. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
Change in Control.   In the event of a change in control, unless otherwise provided in an award agreement for awards granted prior to July 30, 2021 or to the extent provided in an award agreement for awards granted on or after July 30, 2021, options and stock appreciation rights shall become fully exercisable and restricted stock and restricted stock units shall become fully vested and performance shares shall vest based on performance to date as of the change in control or based on target performance. In the event of a change in control, the administrator may cancel outstanding awards and cause USBTC to pay to participants the value of such awards based upon the per share consideration to be paid in the change in control and may cause the forfeiture of options and stock appreciation rights with an exercise price that is greater than such per share consideration.
Adjustments of Awards.   In the event of any change in the outstanding common stock or capital structure of USBTC by reason of any stock dividend, extraordinary cash dividend, stock split, reverse stock split or extraordinary transaction such as a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization, the number of shares available for issuance under the 2021 Plan and individual awards then outstanding and terms thereof, including the exercise price of options and stock appreciation rights, will be equitably adjusted or substituted as to the number, price or kind of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of such awards.
Amendment and Termination.   The USBTC Board may terminate, amend or modify the 2021 Plan at any time and from time to time. However, USBTC must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). The administrator may amend the terms of any one or more awards, however, generally no amendment shall impair an award then outstanding unless the participant holding such award consents in writing to such amendment. No awards will be granted pursuant to the 2021 Plan after March 16, 2031.
Equity Granted under the 2021 Plan
To further align the interest of USBTC NEOs with USBTC stockholders and to further focus USBTC NEOs on the long-term performance of USBTC, USBTC granted the following equity awards to executive officers under the 2021 Plan. For the avoidance of confusion, the amount of the below grants have been adjusted to account for USBTC’s Stock Split.
Grants During the Period from December 4, 2020 (inception) through June 30, 2021
Restricted Stock
USBTC granted 4,492,750 shares each of restricted stock to Messrs. Ho and Genoot during the period from December 4, 2020 (inception) through June 30, 2021. The shares were granted in January and March, 2021 and were subject to vesting based on time and performance as follows:
•
1,562,500 on January 31, 2021;

•
488,500 upon the earlier of an initial public offering of USBTC securities or March 17, 2022;

•
488,500 shares vesting in equal monthly installments over 12 months starting March 17, 2023;

•
488,500 shares vesting in equal monthly installments over 12 months starting March 17, 2024;

•
244,250 shares vesting in equal monthly installments over 12 months starting March 17, 2025;

•
610,250 shares vesting upon USBTC achieving a valuation over $1,000,000,000;

•
610,250 shares vesting upon USBTC achieving a valuation over $2,000,000,000.

In December 2021, USBTC granted Mr. Ho and Mr. Genoot a cash payment for the purposes of enabling them to satisfy their personal income tax obligations in connection with the grants of common stock. Mr. Ho and Mr. Genoot each received approximately $1.9 million. Pursuant to the restricted stock agreements governing these grants, the vesting of any unvested restricted stock would accelerate upon an Acceleration

Event (as defined in each restricted stock award). An Acceleration Event included Asher Genoot, Michael Ho and their respective immediate family members and any entity beneficially owned or controlled by any of them, directly or indirectly, ceasing to collectively have the power to elect either a majority of the members of the USBTC Board. In August 2022, upon the appointment of Ms. Wilkinson to the USBTC Board, Messrs. Ho and Genoot ceased to collectively have the power to elect a majority of the members of the USBTC Board, constituting an Acceleration Event under each restricted stock award. As a result, all such shares subject to these restricted stock grants have fully vested.
Grants During the Fiscal Year Ended June 30, 2022
Restricted Stock
USBTC granted 1,309,500 shares of restricted stock to Mr. Ho and 1,440,500 to Mr. Genoot on October 10, 2021. The shares are subject to vesting based on time and performance as follows:
•
Mr. Ho will receive 654,750 shares upon USBTC achieving 10,000 or more machines plugged in and securing purchase orders totaling 3 exahash of compute. This milestone was met, and these shares became vested.

•
Mr. Ho will receive 654,750 shares upon USBTC achieving 20,000 or more machines plugged in and securing purchase orders totaling 6 exahash of compute on or before December 31, 2022. This milestone was not met, but these shares vested in connection with the Acceleration Event mentioned above.

•
Mr. Genoot will receive 720,250 shares upon USBTC achieving 10,000 or more machines plugged in and securing purchase orders totaling 3 exahash of compute. This milestone was met, and these shares became vested.

•
Mr. Genoot will receive 720,250 shares upon USBTC achieving 20,000 or more machines plugged in and securing purchase orders totaling 6 exahash of compute on or before December 31, 2022. This milestone was not met, but these shares vested in connection with the Acceleration Event mentioned above.

Pursuant to the restricted stock agreements governing these grants, the vesting of any unvested restricted stock would accelerate upon an Acceleration Event (as defined in each restricted stock award). An Acceleration Event included Asher Genoot, Michael Ho and their respective immediate family members and any entity beneficially owned or controlled by any of them, directly or indirectly, ceasing to collectively have the power to elect either a majority of the members of the USBTC Board. In August 2022, upon the appointment of Ms. Wilkinson to the USBTC Board, Messrs. Ho and Genoot ceased to collectively have the power to elect a majority of the members of the USBTC Board, constituting an Acceleration Event under each restricted stock award. As a result, all such shares subject to these restricted stock grants have fully vested.
Options
In the fiscal year ended June 30, 2022, USBTC granted 327,000 options to purchase USBTC common stock to Mr. Joel Block, USBTC’s Chief Financial Officer, at an exercise price of $2.27 per share. 40,750 of these options vested on September 20, 2022. The remaining 286,250 of these options vest in 36 monthly equal installments starting October 20, 2022. Effective January 5, 2023, the USBTC Board adjusted the exercise price of Mr. Block’s options to $0.26 to correspond to the fair market value of the USBTC common stock at such time. Mr. Block’s outstanding unvested options are expected to become fully vested upon consummation of the Business Combination.
Grants During the Fiscal Year Ended June 30, 2022
Restricted Stock
USBTC granted 1,048,912 shares of restricted stock to Mr. Ho during the fiscal year ended June 30, 2023.
Mr. Ho and USBTC subsequently agreed to cancel these shares during the fiscal year ended June 30, 2023.

Options
In the fiscal year ended June 30, 2023, USBTC granted 1,048,912 options to purchase USBTC common stock to Mr. Asher Genoot, USBTC’s President, at an exercise price of $0.26 per share. The 1,048,912 options vest as follows: 25% on January 5, 2024 and the remaining ratably over 36 monthly installments starting February 5, 2024.
In the fiscal year ended June 30, 2023, USBTC granted 148,000 options to purchase USBTC common stock to Mr. Joel Block, USBTC’s Chief Financial Officer, at an exercise price of $0.26 per share. The 148,000 options vest as follows: 25% on January 5, 2024 and the remaining ratably over 36 monthly installments starting February 5, 2024. Mr. Block’s outstanding unvested options are expected to become fully vested upon consummation of the Business Combination.
Director Compensation
Michael Ho and Asher Genoot did not receive any additional compensation in connection with their role as USBTC directors.
Non-Employee Director Compensation
USBTC has not paid any non-employee directors in connection with their service as USBTC directors. However, below is summary of options to purchase USBTC common stock awarded to USBTC’s non- employee directors during the fiscal years ended June 30, 2023.
On January 5, 2023, Stanley O’Neal was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.
On January 5, 2023, Mayo A. Shattuck III was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.
On January 5, 2023, Amy Wilkinson was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS OF USBTC
The following is a description of transactions since the inception of USBTC in December 2020, to which USBTC has been a party, in which the amount involved exceeds $120,000, and in which any of USBTC’s directors, executive officers or holders of more than 5% of the voting securities outstanding of USBTC, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. USBTC refers to such transactions as “related party transactions” and such persons as “related parties.” With the approval of the USBTC Board, USBTC has engaged in the related party transactions described below. USBTC believes the terms obtained or consideration that USBTC paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.
Secured Promissory Notes
For the period December 4, 2020 (inception) through January 5, 2021, USBTC entered into secured promissory notes with various existing investors of USBTC, including USBTC’s Chief Executive Officer and director, Michael Ho, a family member of Mr. Ho and a family member of USBTC’s President and director, Asher Genoot. Additionally, USBTC entered into secured promissory notes with Jonathan Honig, a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction, and an entity controlled by Jonathan Honig (collectively referred to as “Honig”), Erica Groussman, a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction (“Mrs. Groussman”) and an entity controlled by an immediate family member of Tara Stetson (the entity, together with Mrs. Stetson, collectively referred to as the “Stetsons”), a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction. The principal balances of the notes totaled approximately $5.9 million. Of the $5.9 million in notes, approximately an aggregate of $1.12 million of the notes were held by Mr. Ho and his family member, $0.1 million was held by Mr. Genoot’s family member, approximately $2.4 million was held by Honig, $0.25 million was held by Mrs. Groussman and $0.25 million was held by the Stetson Entity. As of the date of this prospectus, the Groussmans (as defined below) and the Stetsons no longer own any voting securities of USBTC and Honig no longer beneficially owns more than 5% of USBTC’s voting securities. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. Prior to USBTC’s entry into the agreements described in the following paragraph, repayment of the notes’ principal and accrued interest was originally scheduled to commence five months from the issuance date and was to be payable in arrears until the maturity date, at which time, all outstanding principal and accrued interest was to be due. USBTC used the proceeds from the secured promissory notes to pay the deposits for certain miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
In March 2021, USBTC entered into agreements with several of its noteholders, including all the related parties disclosed above, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes were classified on the consolidated balance sheet as of June 30, 2021 in accordance with the revised maturity dates following the execution of the March 2021 agreements. All of the promissory notes, including those issued to the related parties disclosed above, were paid off in full prior to December 31, 2021.
Equity Financings
The amount of shares disclosed below do not take into account a 250 to 1 stock split effectuated by USBTC subsequent to the below offerings.
Founder’s Round of Common Stock
In December 2020, USBTC sold an aggregate of 62,431 shares of USBTC common stock at a price of $5.00 per share for proceeds of approximately $0.3 million. 6,000 shares were sold to Anaya Capital Corp. (“Anaya”), which is controlled by Anna Kudrjasova, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for $30,000. 10,275 shares were sold to Michael Ho, Chief Executive Officer and a member of the USBTC Board, for $51,375. 1,575 shares were sold to Asher Genoot, President and a member of the USBTC Board, for $7,875. In addition, an additional 1,500 shares were sold to Mr. Genoot’s family members for an aggregate of $7,500. 9,375 shares were sold to Mrs. Groussman and an entity controlled by a family member of Mrs. Groussman (the entity, together with Mrs. Groussman, collectively referred to as the “Groussmans”) in exchange for $46,875. 9,375 shares were sold to the Stetsons in exchange for $46,875. 16,380 shares were sold to Honig in exchange for $81,900.
Seed Round of Common Stock
In December 2020, USBTC sold an aggregate of 37,510 shares of USBTC common stock at a price of $266.67 per share for proceeds of approximately $10 million. 3,942 shares were sold to Anaya in exchange for approximately $1.1 million. 375 shares were sold to Asher Genoot, President and a member of the USBTC Board, for approximately $0.1 million. 837 shares were sold to Avara Management Ltd. (“Avara”) in a secondary sale, which is ultimately controlled by Germano Giuliani, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for approximately $0.2 million. 2,813 shares were sold to Honig in exchange for approximately $0.8 million.
Sale of Series A Preferred Stock
In March 2021, USBTC sold an aggregate of 31,422 shares of USBTC Series A Preferred Stock at a price of approximately $795.59 per share for proceeds of approximately $25 million. 20,111 shares were sold to JHS, an entity controlled by Jordan Levy, a beneficial owner of more than 5% of USBTC’s voting securities, in exchange for approximately $16 million. JHS has had a Board nominee right for the Board since the date of its investment but that will terminate upon the consummation of the Business Combination. Of the 20,111 shares sold to JHS, 628 shares are controlled by Avara, which is ultimately controlled by Germano Giuliani, an additional beneficial owner of more than 5% of USBTC voting securities. 32 shares were sold to Matthew Prusak, USBTC’s Chief Commercial Development Officer, in exchange for approximately $25,470. 126 shares were sold to Bubs, LLC, which is ultimately controlled by Joel Block, USBTC’s Chief Financial Officer, for approximately $0.1 million.
Sales of Series B Preferred Stock
From August 2021 through October 2021, USBTC issued an aggregate of 40,000 shares of USBTC Series B Preferred Stock to 70 investors at a purchase price of $1,530.06 per share, for aggregate consideration of approximately $61.2 million. 16,339 shares were sold to NOGRA, which is controlled by Germano Giuliani, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for approximately $25 million. 73 shares were sold to Mayo A. Shattuck, a director of USBTC, in exchange for approximately $0.1 million.
Agreements with Stockholders
Levy Consulting Agreement
In March 2021, USBTC entered into a strategic advisor consulting agreement (the “Levy Consulting Agreement”) with Jordan Levy, board observer and a beneficial owner of more than 5% of the voting securities of USBTC. Pursuant to the Levy Consulting Agreement, Mr. Levy serves as a strategic advisor to USBTC (the “Services”). In exchange for Mr. Levy’s Services, Mr. Levy received initial compensation of 4,809 shares of USBTC’s common stock valued at $273.81 per share, for an aggregate of approximately $1.3 million at the time of the issuance. The Levy Consulting Agreement has an initial term of one year and may be extended by written agreement between USBTC and Mr. Levy. In October 2021, in recognition of continued Services provided by Mr. Levy, USBTC granted 1,703 shares of common stock valued at $568.18 per share, for an aggregate of approximately $1.0 million at the time of the issuance (the “Levy Restricted Stock”) to Mr. Levy. 25% of the Levy Restricted Stock vested on the first anniversary of the grant date and the remainder of the Levy Restricted Stock vests in equal monthly installments thereafter. Vesting of the Levy Restricted Stock is subject to Mr. Levy’s continued service as consultant pursuant to the Levy Consulting Agreement. In addition, USBTC paid Mr. Levy a cash payment of approximately $0.8 million for purposes of enabling Mr. Levy to satisfy his tax obligations in connection with the grants of common stock.
Groussman Consulting Agreement
In March 2021, USBTC entered into a consulting agreement (the “Groussman Consulting Agreement”) with Mrs. Groussman. Pursuant to the Groussman Consulting Agreement, Mrs. Groussman was expected to serve as a strategic consultant to USBTC and introduce potential business opportunities to USBTC. In exchange for services to be provided under the Groussman Consulting Agreement, Mrs. Groussman received initial compensation of 1,000 shares of USBTC’s common stock valued at $273.81 per share, for an aggregate of approximately $0.3 million at the time of the issuance. In July 2021, USBTC and Mrs. Groussman terminated the Groussman Consulting Agreement given the services under the Groussman Consulting Agreement had not been performed and Mrs. Groussman forfeited the equity compensation received under the Groussman Consulting Agreement.
Anaya Consulting Agreement
In December 2020, USBTC entered into a consulting agreement (the “Anaya Consulting Agreement”) with Anaya. Pursuant to the Anaya Consulting Agreement, Anaya was expected to serve as a strategic consultant to USBTC and introduce potential business opportunities to USBTC. In exchange for services to be provided under the Anaya Consulting Agreement, Anaya was entitled to initial compensation of 4,500 shares of USBTC’s common stock and an additional 8,250 shares of USBTC’s restricted common stock, which vested in January 2021. The shares were valued at $5.00 per share, for an aggregate of $63,750 at the time the Anaya Consulting Agreement was executed. In October 2021, USBTC and Anaya terminated the Anaya Consulting Agreement given the services under the Anaya Consulting Agreement had not been performed and Anaya forfeited its right to the equity compensation it was entitled to under the Anaya Consulting Agreement.
Amended and Restated Investors’ Rights Agreement
USBTC and certain investors (the “Series A Investors”) entered into an Investors’ Rights Agreement (the “Original IRA”) in March 2021 in connection with such investors initial investment in USBTC. In connection with and as partial consideration for certain additional investors (the “Series B Investors”) entering into subscription agreements with USBTC to purchase shares of Series B Preferred Stock, the Series B Investors along with the Series A Investors, desired to amend and restate the Original IRA and enter into an Amended and Restated Investors’ Rights Agreement in August 2021 (the “A&R IRA”). Series B-1 investors who previously were not existing stockholders joined the A&R IRA in connection with their investment in USBTC. The A&R IRA provides for, among other things, certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock, the right to receive certain information from USBTC, and a right of first offer with respect to any proposed offer or sale by USBTC of any new securities. The A&R IRA, including the registration rights granted thereunder, shall terminate immediately prior to the consummation of the Business Combination.
Stockholders Agreement
In August 2021, USBTC entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) by and among USBTC and certain of its stockholders, with other stockholders joining the Stockholders’ Agreement thereafter from time to time upon their investment in USBTC. The Stockholders’ Agreement contains restrictions on stockholders’ ability to transfer shares of USBTC. In addition, the Stockholders’ Agreement contains a customary drag-along right provision should USBTC or certain stockholders approve the sale of USBTC. Further, pursuant to the Stockholders’ Agreement, each stockholder agrees to vote, or cause to be voted, all shares owned by such stockholder, or over which such stockholder has voting control, in whatever manner necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the USBTC Board: (a) as the Common Directors (as defined therein), three individuals designated by Michael Ho, Chief Executive Officer, subject to the approval of the JHS Designee (as defined below), who as the date of this prospectus, are Michael Ho, Asher Genoot and Jonathan Koch, (b) as the Series A Preferred Director (as defined therein), one individual designated from time to time by JHS Bitcoin Mining LLC (the “JHS Designee”) for so long as JHS Bitcoin Mining LLC continues to beneficially own shares of preferred stock, which individual was initially determined to be and as of the date of this prospectus still is, Stanley O’Neal; and (c) as the Mutual Director (as defined therein), one individual not otherwise an affiliate of USBTC or of any stockholder who is unanimously approved by the other members of the USBTC Board. Pursuant to a subsequent letter agreement among USBTC, Michael Ho and NOGRA described below, one of Michael Ho’s three Common Director designees shall be designated by NOGRA. The Stockholders’ Agreement, including the provisions regarding USBTC Board composition, shall terminate immediately prior to the consummation of this Business Combination.

Letter Agreement
Contemporaneous with NOGRA’s investment in USBTC’s Series B Preferred Stock, NOGRA, USBTC and Michael Ho, in his role as Chief Executive Officer, entered into a letter agreement (the “Letter Agreement”) granting certain rights to NOGRA. Pursuant to the Letter Agreement, USBTC and Michael Ho agreed that one of the three Common Directors (as defined in the Stockholders’ Agreement) designations shall be a designee selected by NOGRA (the “NOGRA Common Director”) and will be elected as one of the directors of USBTC. The Letter Agreement shall terminate upon consummation of this Business Combination, at which time the obligation to nominate and elect the NOGRA Common Director will terminate.
Management Rights Letter Agreement
Contemporaneous with JHS’s investment in the USBTC’s Series A Preferred Stock, JHS and USBTC entered into a management rights letter agreement (the “Management Rights Letter Agreement”) granting certain rights to JHS. Pursuant to the Management Rights Letter Agreement, JHS is entitled to examine the books and records of USBTC, inspect its facilities and may request financial information regarding the general status of USBTC’s financial conditions and operations. In addition, to the extent JHS is not represented on USBTC’s Board, JHS shall be entitled to (i) consult with, advise, and meet regularly with management of USBTC on significant business issues, such as proposed annual operating plans, and (ii) additional access to information to remain informed on USBTC’s general progression. JHS is currently represented on the Board by virtue of the JHS Designee (as defined above). The Management Rights Letter Agreement will terminate upon consummation of the Business Combination.
Right of First Refusal Agreement
Contemporaneous with JHS’s investment in the USBTC’s Series A Preferred Stock, JHS, USBTC, Michael Ho and Asher Genoot entered into a right of first refusal agreement (the “ROFR Agreement”) granting certain rights to USBTC and JHS. Pursuant to the ROFR Agreement, the USBTC maintains a right of first refusal with respect to any proposed transfer of USBTC securities by Mr. Ho and/or Mr. Genoot (the “Primary ROFR”). To the extent USBTC does not exercise its right of first refusal or only exercises it in part, JHS maintains a secondary right of first refusal with respect to any such securities (the “Secondary ROFR”). As described below, in connection with the Merger Consent Approval Transfer, neither USBTC nor JHS exercised its right of first refusal under the ROFR Agreement. The ROFR Agreement will terminate upon consummation of the Business Combination.
The Merger Consent Approval Transfer
Pursuant to the USBTC Articles, USBTC must obtain the USBTC Stockholder Approval in connection with the Merger. As disclosed above, the USBTC Board determined that the Merger and the other transactions contemplated by the Merger are advisable and are fair and in the best interests of USBTC and the USBTC stockholders.
In connection with USBTC’s potential execution of the Business Combination Agreement, it was necessary to have Jordan Levy and Germano, along with all other shareholders that they beneficially control, which includes JHS and MGG Strategic SICAF SIF and collectively represents 18.2% of USBTC’s outstanding voting power as of July 10, 2023, enter into the USBTC Stockholder Support Agreement.
The USBTC Board discussed various alternatives that were proposed by JHS and Germano that would secure their entry into the USBTC Stockholder Support Agreement (which agreements are necessary for the Merger to proceed), and ultimately, in consideration for Germano’s and JHS’s agreement to enter into the USBTC Stockholder Support Agreement, Asher Genoot and Michael Ho, in their capacity as USBTC stockholders, agreed to transfer (the “Merger Consent Approval Transfer”) an aggregate of the lesser of (i) 2,289,305 shares of USBTC common stock and (ii) the number of shares of USBTC that is a product of a formula based on the volume-weighted average price of Hut 8 common shares for a period of twenty trading days following the announcement of the entry into the Business Combination Agreement (the “Merger Consent Approval Transfer Shares”) to Germano. If the aforementioned formula results in a negative amount, then no shares of USBTC common stock will be transferred.
Pursuant to the ROFR Agreement, USBTC had its Primary ROFR to purchase all or any portion of the Merger Consent Approval Transfer Shares and JHS had its Secondary ROFR to purchase all or any of the

Merger Consent Approval Transfer Shares not purchased by USBTC pursuant to the Primary ROFR. In addition, pursuant to the Stockholders’ Agreement, subject to certain exceptions set forth therein, Mr. Ho and Mr. Genoot are restricted from transferring USBTC securities except with approval by the USBTC Board. In accordance with the ROFR Agreement, Mr. Ho and Mr. Genoot provided notice of, and the terms of, the Merger Consent Approval Transfer to USBTC and JHS.
The USBTC Board determined that the Merger Consent Approval Transfer was necessary in connection with obtaining the USBTC Stockholder Support Agreement from JHS and Germano, which are necessary for the Merger to proceed, and as a result, in the best interests of the USBTC stockholders to (i) waive the Primary ROFR with respect to the Merger Consent Approval Transfer and (ii) approve the Merger Consent Approval Transfer in accordance with the Stockholders’ Agreement. As a result, USBTC waived its Primary ROFR with respect to the Merger Consent Approval Transfer and consented to the Merger Consent Approval Transfer. JHS also waived the Secondary ROFR with respect to the Merger Consent Approval Transfer.
Subsequent to agreeing to the Merger Consent Approval Transfer, the thresholds under the trading period were not met. Accordingly, no shares were required to be transferred.
Cancellation of Restricted Stock
In February 2023, in connection with the Business Combination, USBTC entered into a letter agreement with certain USBTC stockholders, including Mr. Ho and Mr. Levy, pursuant to which such USBTC stockholders forfeited to USBTC an aggregate of 1,441,912 shares of unvested USBTC restricted common stock, including 1,048,912 shares of unvested USBTC restricted common stock held by Mr. Ho. The unvested USBTC restricted common stock was forfeited as a result of discussions with Hut 8 to realign on conceptually agreed mechanics of the Business Combination. It is anticipated that the USBTC restricted common stock that was forfeited will be reissued to such individuals as USBTC common stock prior to the consummation of the Business Combination.
Approval of Secondary Transfer by Asher Genoot
On April 30, 2023, Asher Genoot transferred 1,493,932 shares of USBTC common stock to an unrelated accredited investor (as such term is defined in Regulation D under the Securities Act) at a price of $3.358 per share. In accordance with the ROFR Agreement, Mr. Genoot provided notice of, and the terms of, the proposed transfer to USBTC and JHS. In connection with Mr. Genoot’s transfer, USBTC waived its Primary ROFR and consented to the transfer pursuant to the Stockholders’ Agreement. JHS also waived its Secondary ROFR with respect to the transfer.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
USBTC has previously entered into indemnification agreements with each of its executive officers and directors. USBTC also maintains a general liability insurance policy which covers certain liabilities of directors and officers of USBTC arising out of claims based on acts or omissions in their capacities as directors or officers.
Policies and Procedures for Related Party Transactions
USBTC does not have a formal related party transaction policy in effect. Instead, all related party transactions have been approved by the USBTC Board. In connection with this Business Combination, New Hut plans to adopt a written policy, effective upon consummation of the Business Combination, that requires all future transactions between New Hut and any director, executive officer, holder of 5% or more of any class of the capital stock of New Hut or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by New Hut’s audit committee. Any request for such a transaction must first be presented to the audit committee for review, consideration and approval. In approving or rejecting any such proposal, the audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms USBTC could have generally obtained from an unaffiliated third party under the same or similar circumstances.

INTERESTS OF USBTC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION
Certain of USBTC’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition, to the interests of USBTC stockholders generally. The USBTC Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement. These interests may include, among other things, the interests described below:
Equity Awards
Directors and Executive Officers’ USBTC Options
Certain of USBC’s directors and executive officers hold USBTC Options. Pursuant to the terms of the Business Combination Agreement, the USBTC Options will be adjusted into New Hut Options with an aggregate intrinsic value equal to the aggregate intrinsic value of the corresponding USBTC Options immediately prior to the Business Combination (which adjusted awards will generally be subject to their existing terms and conditions, except for the acceleration described below).
In connection with the consummation of the Business Combination, unvested USBTC Options held by Joel Block, USBTC’s Chief Financial Officer, and Matthew Prusak, USBTC’s Chief Commercial Officer, shall accelerate and fully vest and, as a result, the New Hut Options received by such persons shall be fully vested. The following chart sets forth a summary of the USBTC Options held by certain directors and executive officers of USBTC as of July 10, 2023.
In addition, pursuant to the applicable terms of the option agreements governing USBTC Options held by USBTC directors, the vesting of such USBTC Options shall fully vest upon the consummation of a change in control. However, Asher Genoot and USBTC’s non-employee directors have indicated to USBTC that they are willing to waive the accelerated vesting of their equity awards that may otherwise occur as a result of the consummation of the Business Combination. USBTC intends to obtain such waivers prior to Closing.
Director or Executive Officer	USBTC Options	Current Exercise Price
Asher Genoot	1,048,912	$0.26
Joel Block	475,000	$0.26
Matthew Prusak	475,000	$0.26
Stanley O’Neal	366,000	$0.26
Jonathan Koch	122,000	$0.26
Amy Wilkinson	366,000	$0.26
Mayo A. Shattuck III	366,000	$0.26
New Hut Board
It is expected that Michael Ho, Asher Genoot, Stanley O’Neal, Mayo Shattuck III and Amy Wilkinson, all existing directors of USBTC, will be directors on the New Hut Board following consummation of the Business Combination.
Executive Employment Agreement and other Letter Agreements
Mr. Genoot’s, USBTC’s President, employment agreement with USBTC provides for severance benefits upon a qualifying termination of employment (by USBTC without cause or by the executive for good reason), including in connection with a change in control (which may occur upon the consummation of the Business Combination, although the severance benefits payable to the executive do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control). Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination, (iii) payment of base salary for a period of twenty-four months following the date of termination, equating to $500,000, (iv) certain benefit continuation entitlements and (v) the acceleration of vesting under any unvested outstanding USBTC equity awards. Mr. Genoot’s employment agreement is expected to be superseded by an employment agreement to be entered into with New Hut in connection with Closing as described below.
Joel Block, USBTC’s Chief Financial Officer, is a party to a letter agreement with USBTC which provides for severance benefits upon a qualifying termination of employment (by USBTC without cause or by the executive for good reason), including in connection with the consummation of the Business Combination, although the severance benefits payable to the executive do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control). Upon such a qualifying termination, Mr. Block will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination, (iii) payment of base salary for a period of twelve months following the date of termination, equating $300,000, (iv) certain benefit continuation entitlements and (v) the acceleration of vesting under any unvested outstanding USBTC equity awards.
Matthew Prusak, USBTC’s Chief Commercial Officer, is a party to a letter agreement with USBTC which provides for severance benefits upon a qualifying termination of employment (by USBTC without cause or by the executive for good reason), including in connection with the consummation of the Business Combination, although the severance benefits payable to the executive do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control. Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) payment of base salary for a period of twelve months following the date of termination, equating $150,000, and (ii) the acceleration of vesting under any unvested outstanding USBTC equity awards.
New Hut Employment Agreements
It is expected that Michael Ho, the current Chief Executive Officer of USBTC, shall serve as the Chief Strategy Officer of New Hut following consummation of the Business Combination. Asher Genoot, the current President of USBTC, is expected to serve as the President of New Hut following consummation of the Business Combination. Mr. Ho and Mr. Genoot may enter into new agreements or compensation arrangements in connection with the Business Combination, either before or following the consummation of the Business Combination, including, without limitation, with respect to cash compensation, short and long term incentives, severance or other employment terms and conditions. No such agreements or arrangements have been entered into as of the date hereof and the terms of any such new agreement or arrangement cannot be determined at this time.

INFORMATION ABOUT NEW HUT UPON COMPLETION OF THE BUSINESS COMBINATION
Directors and Executive Officers of New Hut upon the Completion of the Business Combination
The following table provides information regarding the expected executive officers and non-executive officer directors of New Hut as of March 31, 2023. There are no family relationships among any of our executive officers and non-executive officer directors.
Name	Age	Position
Executive Officers
Jaime Leverton	45	Chief Executive Officer and Director
Asher Genoot	28	President and Director
Michael Ho	30	Chief Strategy Officer and Director
Shenif Visram	50	Chief Financial Officer
Non-Executive Officer Directors
Bill Tai	61	Chair
Stanley O’Neal	71	Independent Director
Mayo Shattuck III	68	Independent Director
Amy Wilkinson	51	Independent Director
Rick Rickertsen	63	Independent Director
Alexia Hefti	35	Independent Director
Joseph Flinn	58	Independent Director
Executive Officers
Jaime Leverton
Ms. Leverton is currently Chief Executive Officer of Hut 8. Ms. Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, she joined Hut 8 from her role as the Chief Commercial Officer at eStruxture Data Centers. Her career also includes tenure as the General Manager of Canada and APAC with data center and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She proudly sits on the boards of the Stratford Festival and Technation.
Michael Ho
Mr. Ho has served as USBTC’s Chief Executive Officer and as Chairman of the USBTC Board since its inception and will serve as Chief Strategy Officer and a director of New Hut. Mr. Ho has experience as a serial entrepreneur having founded numerous businesses in the digital and traditional trade sectors. He served as the CEO of Vancouver Motorcars Ltd. (formerly Advant Automotive Inc) from January 2012 to April 2015. Mr. Ho then served as the CEO of MKH International Ltd, from July 2015 to December 2018. During this 6-year period, Mr. Ho specialized in currencies, international trade, structured financings and equity structuring. Mr. Ho also has extensive experience in the industry, having begun mining digital assets in 2014 and in 2017, Mr. Ho began setting up businesses procuring, managing, and selling turnkey digital asset mining facilities.
Asher Genoot
Mr. Genoot has served as USBTC’s President and as a Director since its inception and will serve as President and a director of New Hut. He has been a serial entrepreneur who started his first business, the Ivy Crest Institute of International Education, at the age of 19 in Shanghai, China and sold it shortly after. Following that experience,Mr. Genoot served as the founder and Chief Executive Officer at Curio, a Shanghai-based education company that expanded across the country from April 2016 to May 2019. He currently serves as a

Board Member at Curio. He also has experience as the Managing Director at Flagship Endeavors, a brand incubator. Mr. Genoot graduated from the University of Southern California with a Bachelor’s in Business Administration.
Shenif Visram
Shenif Visram is currently the Chief Financial Officer of Hut 8. With over 20 years of experience leading world-class finance organizations, Shenif brings a breath of corporate and operational finance experience to Hut 8. He began his finance career at IBM Canada, where he progressed to the CFO roles in the largest IBM Canada Business units. He then moved to Cogeco Peer 1 as Vice President, Finance, where he jointly led the sale of the company to a private equity firm. He remained with the company post-sale and assumed the role of CFO, where he led the privatization of the company and played a key role in rebranding to Aptum Technologies. Shenif is a Charter Professional Accountant (CPA, CMA).
Non-Executive Officers Directors
Bill Tai
Mr. Tai has served as a director of Hut 8 since March 2018. He is a venture capitalist and was an early investor behind high profile start-ups including Canva, Color Genomics, Dapper Labs, Safety Culture, Tweetdeck, and Zoom Video. Previously, Mr. Tai co-founded several successful technology companies as Chairman including IPInfusion and Treasure Data Inc, and has served as a Director of seven publicly listed companies. He holds a Bachelor of Science in Electrical Engineering with Honors from the University of Illinois and an MBA from Harvard University.
Stanley O’Neal
Mr. O’Neal has served as a director of USBTC since April 2021 and will serve as a director of New Hut. Mr. O’Neal is the former Chairman and Chief Executive Officer of Merrill Lynch. He became Merrill’s chief executive in 2002 and was elected Chairman of Merrill Lynch in 2003, serving in both positions until October 2007. He also served as director of American Beacon Advisors, Inc. from 2009 to September 2012. Mr. O’Neal worked for Merrill Lynch for 21 years. He was named President and Chief Operating Officer in 2001 and before that was President of the brokerage firm’s U.S. Private Client group. He served as Executive Vice President and Chief Financial Officer of Merrill Lynch from 1998 until 2000 and also held the position of Executive Vice President and Co-Head of the Corporate and Institutional Client Group for one year starting in 1997. Before joining Merrill Lynch, Mr. O’Neal was employed at General Motors Corporation where he held a number of financial positions of increasing responsibility, including General Assistant Treasurer. Mr. O’Neal received a Master’s of Business Administration with distinction in Finance from Harvard University and is a graduate of Kettering University (formerly General Motors Institute). He served on General Motor’s Board of Directors from 2001-2006 and also currently serves on the boards of Clearway Energy, Element Solutions, and Arconic Corporation.
Mayo A. Shattuck III
Mr. Shattuck has served as a director of USBTC since December 2021 and will serve as a director of New Hut. He previously served as the Chairman of Exelon, a position he held from February 2012 to April 2022, and previously served as the Executive Chairman of the Board of Exelon from March 2012 through February 2013. Prior to its merger with Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy, a position he held from October 2001 to February 2012. Constellation Energy owned energy-related businesses, including a wholesale and retail power marketing and merchant generation business. Mr. Shattuck was previously at Deutsche Bank, where he served as Chairman of the Board and CEO of Deutsche Banc Alex. Brown and as Global Head of Investment Banking and Global Head of Private Banking. While Chairman and CEO of Constellation Energy and Executive Chairman of Exelon, Mr. Shattuck served as Chairman of the Board of the Institute of Nuclear Power Operations and is a member of the Executive Committee of the Board of Edison Electric Institute and the Nuclear Energy Institute. He was also Co-Chairman of the Center for Strategic & International Studies Commission on Nuclear Policy in the United States and Executive Committee member of the Council on Competitiveness. Mr. Shattuck also currently serves on the Boards of Directors for Gap Inc. (since 2002) and Capital One

Financial Corporation (since 2003). Mr. Shattuck has a Bachelor of Arts from Williams College and a Masters in Business Administration from The Stanford Graduate School of Business.
Amy Wilkinson
Ms. Wilkinson has served as a director of USBTC since August 2022 and will serve as a director of New Hut. She currently serves as the Chief Executive Officer of Ingenuity, an innovation consulting firm, a role she has held since founding the firm in January 2017. Ms. Wilkinson also serves as a Lecturer in Management at the Stanford Graduate School of Business, a role she has held since May 2015. Before joining the Stanford Graduate School of Business, Ms. Wilkinson was a Kauffman Foundation Grantee for Research on High Growth Entrepreneurs from 2013 to 2015 and a Senior Fellow at the Harvard Kennedy School of Government from 2009 to 2015. Ms. Wilkinson served in The White House as a White House Fellow and Special Assistant to the United States Trade Representative from 2004 to 2007. She also has experience as a strategy consultant at McKinsey & Company and as a mergers and acquisitions banker at JP Morgan. In addition to serving as a director of USBTC, Ms. Wilkinson currently serves on the Board of Directors for INNOVATE Corp. (since 2022). Ms. Wilkinson holds a Bachelor of Arts and Master of Arts from Stanford University and a Masters in Business Administration from the Stanford Graduate School of Business.
Rick Rickertsen
Mr. Rickertsen has served as a director of Hut 8 since December 2021. He is currently managing partner of Pine Creek Partners LLC a private equity investment firm, a position he has held since January 2004. From September 1994 to January 2004, Mr. Rickertsen was a managing partner at Thayer Capital Partners where he founded three private equity funds totaling over $1.4 billion. He has served as a member of the boards of directors and audit committees of Apollo Senior Floating Rate Fund  Inc. and Apollo Tactical Income Fund  Inc., each of which is a closed-end management investment company, since 2011 and 2013, respectively. Mr. Rickertsen has also served as a member of the board of directors and audit and compensation committees of Berry Global Inc., a global manufacturer and marketer of value-added plastic consumer packaging and engineered materials, since January 2013. From April 2012 to October 2016, Mr. Rickertsen was a member of the board of directors and compensation committee of Noranda Aluminum Holding Corporation, an integrated producer of value-added primary aluminum products and rolled aluminum coils. From April 2003 to January 2010, Mr. Rickertsen was a member of the board of directors and audit committee of Convera Corporation, a publicly-traded search-engine software company. From March 2004 to September 2008, Mr. Rickertsen was a member of the board of directors and compensation committee of UAP Holding Corp., a distributor of farm and agricultural products. Mr. Rickertsen received a B.S. from Stanford University and an M.B.A. from Harvard Business School. He is also a published author.
Alexia Hefti
Ms. Hefti has served as a director of Hut 8 since May 2021. She is Executive Chairman and Partner of the Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies. She was previously the CEO of eGovern.com, assisting governments in designing blockchain-enabled government services aimed at increasing citizenry engagement and governance. Ms. Hefti worked at Deloitte Middle East and Deloitte Canada, where she co-founded the blockchain and digital asset tax advisory practice. Ms. Hefti sits on the Bermuda Global FinTech Advisory Board to assist the government in developing its fintech ecosystem. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/ LL.B) and the University of British Columbia (BA).
Joseph Flinn
Mr. Flinn has served as a director of Hut 8 since August 2018. He is the Chief Financial Officer of Seaboard Transportation Group, a major international bulk transportation group of companies. Prior thereto, Mr. Flinn held senior leadership positions at Sysco Corporation from 2008 to 2015, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and two years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a chartered professional accountant.

DESCRIPTION OF NEW HUT CAPITAL STOCK
The following description of the material terms of the common stock of New Hut is not complete and is qualified in its entirety by reference to the New Hut certificate of incorporation and the New Hut bylaws, in each case that will be in effect as of the effective time. This description is subject to the detailed provisions of, and is qualified by reference to, the New Hut certificate of incorporation and the New Hut bylaws, the forms of which are attached as exhibits to the Registration Statement of which this prospectus forms a part and are incorporated herein by reference.
Authorized Capital Stock
The total number of shares of capital stock which New Hut shall have authority to issue is        shares. This authorized capital stock consists of        shares of common stock having a par value of US$0.01 per share. As a condition to Closing, the amended organizational documents of New Hut in form and in substance satisfactory to Hut 8 and USBTC, providing for, among other things, an increase in the authorized share capital, shall have been filed and become effective.
Following completion of the Business Combinations, we expect that there will be approximately      million shares of New Hut common stock outstanding based on the number of shares of Hut 8 shares and USBTC common stock and preferred stock, as applicable, outstanding as of February 12, 2023.
Common Stock
The shares of New Hut common stock to be issued pursuant to the Hut 8 Share Exchange and the Merger will be duly authorized, validly issued, fully paid and non-assessable. Each holder of a share of New Hut common stock will be entitled to one vote for each share upon all questions presented to the stockholders, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes. The New Hut stockholders will have no preemptive rights and no rights to convert their common stock into any other securities. There will also be no redemption or sinking fund provisions applicable to the New Hut common stock.
New Hut stockholders will be entitled to receive dividends as may be declared from time to time by the New Hut board out of funds legally available therefor. New Hut stockholders are entitled to share pro rata, upon any liquidation or dissolution of New Hut, in all remaining assets available for distribution to stockholders after payment or providing for New Hut’s liabilities. The rights, preferences and privileges of the New Hut stockholders are subject to and may be adversely affected by the rights of holders of any series of New Hut preferred stock that New Hut may designate and issue in the future.
Prior to the consummation of the Business Combination, application will be made to list the New Hut common stock on the TSX under the symbol “HUT.” The parties have submitted an application to Nasdaq to list the New Hut common stock on Nasdaq under the symbol “HUT.”
Charter and Bylaw Provisions; Takeover Statutes
A number of provisions in the New Hut certificate of incorporation, the New Hut bylaws and the DGCL may make it more difficult to acquire control of New Hut or remove its management. For additional detail on these provisions, please see “Comparison of Rights of Stockholders” beginning on page 209.
Structure of Board
The New Hut board will be elected annually. The New Hut bylaws will provide that each director of New Hut will hold office for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor is duly elected and qualified. The New Hut board, in accordance with the Business Combination Agreement and the New Hut bylaws, will initially consist of ten (10) directors. Furthermore, subject to the rights of holders of any class or series of preferred stock to elect directors, any vacancies on the New Hut board caused by death, removal or resignation of any director or any other cause, and any newly created directorships resulting from an increase in the authorized number of directors, will be permitted to be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders at the next annual or special meeting. This provision could prevent a stockholder from obtaining majority representation on the New Hut board by allowing the New Hut board to enlarge the New Hut board and fill the new directorships with the New Hut board’s own nominees.
Under the terms of the Business Combination, the New Hut board will consist of ten (10) directors. Five (5) of the ten directors will be persons designated by Hut 8. Five (5) of the ten directors will be persons designated by USBTC.
Advisory Committees of the Board
Under the terms of the Business Combination Agreement and the New Hut bylaws, the New Hut board of directors is empowered to designate one or more committees, each committee to consist of one or more directors. Each committee shall keep regular minutes of its proceedings and report the same to the board when so requested by the board.
Removal of Directors
In accordance with the DGCL, the entire New Hut board or any individual director may be removed at any time, with or without cause, only by the affirmative vote of the recordholders of a majority of the voting power of all of the shares of capital stock of New Hut then entitled to vote generally in the election of directors, or by written consent of the recordholders of such shares.
Advance Notice of Proposals and Nominations
The New Hut bylaws provide that stockholders must give timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Generally, to be timely, a stockholder’s notice will be required to be given personally or by first-class mail to each recordholder of shares entitled to vote of New Hut not later than the 10th day nor earlier than the 60th day prior to the date of such a meeting. The New Hut bylaws also specify the form and content of a stockholder’s notice.
These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.
Limits on Special Meetings
The New Hut bylaws provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board of the corporation, the president of the corporation, the secretary of the corporation, or by the recordholders of at least a majority of the shares of common stock of the Corporation issued and outstanding and entitled to vote.
Amendment of the New Hut Bylaws
Any bylaw may be altered, amended, or repealed by the vote of the recordholders of the majority of the shares then entitled to vote at an election of directors, by written consent of stockholders, by vote of the board of directors or by a written consent of directors.
Takeover Statutes
Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three (3) years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder.
A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. In connection with the consummation of the Business Combination, New Hut expects to opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

COMPARISON OF RIGHTS OF STOCKHOLDERS
New Hut is organized under the laws of the State of Delaware and USBTC is organized under the laws of the State of Nevada. Accordingly, differences in rights of holders of New Hut common stock and USBTC capital stock arise from differences between the laws of Delaware and Nevada and their respective constituent documents. This section summarizes the respective rights of USBTC stockholders and New Hut stockholders.
The USBTC stockholders will own shares of New Hut common stock after the close of the Business Combination and the rights of USBTC stockholders who will become New Hut stockholders with respect to the New Hut common stock will be governed by the Delaware General Corporations Law and the New Hut constituent documents.
The following summary is not a complete statement of the rights of the stockholders of either of the companies or a complete description of the specific provisions referenced below. This summary is qualified in its entirety by reference to the laws of Delaware and Nevada and New Hut’s and USBTC’s constituent documents, which you are urged to read carefully. New Hut has filed with the SEC its constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 242 of this prospectus.
New Hut	USBTC
Organizational Documents
The rights of New Hut stockholders are governed by the New Hut certificate of incorporation, the New Hut bylaws and Delaware law, including the Delaware General Corporations Law.	The rights of USBTC stockholders are currently governed by the USBTC Articles, USBTC Bylaws and the Nevada Revised Statutes.
Authorized Capital Stock

The total number of shares of capital stock which New Hut shall have authority to issue is       shares. This authorized capital stock consists of       shares of common stock having a par value of $0.01 per share.
Following completion of the Business Combinations, we expect that there will be approximately      million shares of New Hut common stock outstanding.

The authorized capital stock of USBTC consists of (i) 125,000,000 shares of USBTC common stock, and (ii) 40,000,000 shares of preferred stock, $0.00001 par value per share (“USBTC preferred stock”) of which 7,855,500 shares are designated as Series A Preferred, 10,000,000 shares are designated as Series B Preferred, 3,750,000 are designated as Series B-1 Preferred, and 16,557,000 shares of the USBTC Preferred stock are designated as “Series C Preferred.” The number of authorized shares of USBTC common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of USBTC preferred stock that may be required by the terms of the USBTC Articles) the affirmative vote of the holders of shares of capital stock of USBTC representing a majority of the votes represented by all outstanding shares of capital stock of USBTC entitled to vote, irrespective of the provisions of Section 78.390(2) of the Nevada Revised Statutes.

Preferred Stock
The New Hut board is authorized to from time to time issue one or more series of preferred stock in series and to establish the terms of such series.
Under USBTC’s Articles, at any time when at least 1,963,750 shares of Series A Preferred stock are outstanding, holders of a majority of the outstanding shares of Series A Preferred stock (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC, must approve the following: (i) liquidation, dissolution or winding-up of the business and affairs of USBTC or a merger or consolidation or any

New Hut	USBTC

deemed liquidation event/merger (other than primarily for capital-raising purposes), (ii) amendment to the USBTC Articles or USBTC Bylaws in a manner that materially and adversely modifies or adversely effects the rights of Series A Preferred stock, (iii) the creation of any additional class or series of capital stock or other securities unless the same ranks junior to the Series A Preferred stock, or increase or decrease the authorized number of shares of any class or series of capital stock, (iv) reclassification, alteration or amendment of any existing security of USBTC, (v) unless approved by the USBTC Board, including the approval of the Series A preferred director, cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, digital assets or other blockchain-based assets, (vi) purchase or redeem, or pay any dividends or make any distribution on, any capital stock, other than (a) dividends or distributions on the Series A Preferred stock, (b) dividends or other distributions payable on the USBTC common stock solely in the form of additional shares of USBTC common stock, (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for USBTC and (d) in connection with the cashless exercise, tax surrender or similar net exercise of options, warrants or other rights to purchase USBTC common stock, (vii) unless approved by the USBTC Board (including the approval of the Series A preferred director), create or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest or incurred other indebtedness for borrowed money, (viii) increase or decrease to the authorized number of directors, (ix) unless approved by the USBTC Board, make any material change to USBTC’s line of business as presently conducted or contemplated, (x) unless approved by the USBTC Board (including the approval of the Series A preferred director), enter into any transaction or enter into or modify any agreement with any executive officer, director or founder providing for compensation, other than ordinary course salaries, reimbursement of expenses and benefits or (xi) unless approved by the USBTC Board (including the Series A preferred director), adopt, amend or terminate any new or other equity plan, employee equity ownership plan or similar plan.

Voting Rights

Each holder of a share of New Hut common stock will be entitled to one vote for each share upon all questions presented to the stockholders, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes.

The holders of the USBTC common stock are entitled to one vote for each share of USBTC common stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of USBTC common stock, as such, shall not

New Hut	USBTC

be entitled to vote on any amendment to the USBTC Articles that relates solely to the terms of one or more outstanding series of USBTC preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series, to vote thereon pursuant to the USBTC Articles or pursuant to the Nevada Revised Statutes. There shall be no cumulative voting.
Except as otherwise required by law, on any matter presented to the stockholders of USBTC for their action or consideration at any meeting of stockholders of USBTC (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of USBTC preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of USBTC common stock into which the shares of USBTC preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the USBTC Articles, holders of USBTC preferred stock shall vote together with the holders of USBTC common stock as a single class and on an as-converted to USBTC common stock basis.
USBTC’s Articles provides that there shall be no cumulative voting.

Number and Qualification of Directors

The New Hut board, in accordance with the Business Combination Agreement and the New Hut bylaws, will consist of ten (10) directors.
The New Hut board will consist of ten (10) directors. Five (5) of the ten directors will be persons designated by Hut. Five (5) of the ten directors will be persons designated by USBTC.
USBTC’s Articles provide that the size of the USBTC Board shall be seven. There are currently six directors serving on the USBTC Board.
Structure of Board of Directors; Term of Directors; Election of Directors

The New Hut board will be elected annually. The New Hut bylaws will provide that each director of New Hut will hold office for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor is duly elected and qualified.

USBTC’s Bylaws provide that the USBTC Board shall be elected at each annual meeting of stockholders by the holders of the outstanding capital stock as provided in the USBTC Articles, or if there is no provision, by the holders of USBTC common stock. USBTC’s Articles provide that the holders of record of the shares of Series A Preferred stock, voting together as a single class and on an as-converted to USBTC common stock basis, shall be entitled to elect one (1) director of USBTC (the “Series A Preferred Director”). The holders of record of the shares of USBTC common stock, exclusively and as a separate class, shall be entitled to elect five (5) directors of USBTC. The holders of record of the shares of USBTC common stock and of any other class or series of voting stock (including the USBTC preferred stock), exclusively and voting together as a single class, shall be entitled to elect the balance of

New Hut	USBTC

the total number of directors of USBTC.
USBTC’s Bylaws provide that each director shall hold office until his or her successor is elected and qualified or until his or her death, earlier resignation, removal or disqualification.

Removal of Directors

In accordance with the DGCL, the entire New Hut board or any individual director may be removed at any time, with or without cause, only by the affirmative vote of the recordholders of a majority of the voting power of all of the shares of capital stock of New Hut then entitled to vote generally in the election of directors, or by written consent of the recordholders of shares.

USBTC’s Bylaws provide that any director or the entire USBTC Board may be removed, with or without cause, by holders of not less than two-thirds of the voting power of the outstanding shares of the outstanding capital stock. Any vacancy on the USBTC Board caused by any such removal may be filled by a majority of the remaining directors at any time before the end of the unexpired term.
USBTC’s Articles provide that any of the five (5) directors elected by the holders of record of the shares of USBTC common stock, exclusively and as a separate class, may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Vacancies on the Board of Directors

Any vacancies on the New Hut board caused by death, removal or resignation of any director or any other cause, and any newly created directorships resulting from an increase in the authorized number of directors, will be permitted to be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders at the next annual or special meeting.

If the holders of shares of Series A Preferred stock or USBTC common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the USBTC Articles, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred stock or USBTC common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of USBTC other than by the stockholders of USBTC that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class.

Stockholder Action by Written Consent

New Hut bylaws provide that any action which may be taken or is required by the DGCL to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action taken, is signed by the recordholders of shares representing no less than the minimum number of votes necessary to authorize or take such action at a meeting at which the recordholders of all shares entitled to vote were present and voted.

Pursuant to Section 78.320 of the Nevada Revised Statutes, unless otherwise provided in the articles of incorporation or the bylaws of a company, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorize by written consent need a meeting of stockholders be

New Hut	USBTC

called or notice given.
USBTC’s Bylaws provide that unless otherwise restricted by the USBTC Articles, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Quorum

New Hut’s bylaws provide that, except where otherwise provided by law or by the New Hut certificate of incorporation, the recordholders of a majority of the shares entitled to vote (whether in person or by proxy) constitute a quorum at all meetings of stockholders, whether annual or special.
If quorum is not present at any meeting of the stockholders, the stockholders entitled to vote may adjourn the meeting in accordance with the New Hut bylaws until quorum is present.

USBTC’s Bylaws provide that at each meeting of stockholders, except where otherwise provided by law or the USBTC Articles or USBTC Bylaws, the holders of a majority in voting power of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. Shares entitled to vote as a separate class or series may take action on a matter at a meeting only if a quorum of those shares is present. Where a separate vote by class or classes or a series or multiple series is required for any matter, the holders of a majority in voting power of the outstanding shares of such class or classes or a series or multiple series, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class or series of stock entitled to vote on a matter, the holders of such class or series so present or represented may, by majority vote, adjourn the meeting of such class or series with respect to that matter from time to time in the manner provided for in the USBTC Bylaws until a quorum of such class or series shall be so present or represented.
USBTC’s Articles provide that at any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.
USBTC’s Bylaws provide that at all meetings of the USBTC Board a majority of the directors then in office shall constitute a quorum for the transaction of business at such meeting. In case at any meeting of the USBTC Board a quorum is not present, a majority of the directors present may, without notice other than announcement at the meeting, adjourn the meeting from time to time until a quorum can be obtained.

New Hut	USBTC
Special Meeting of Stockholders

The New Hut bylaws provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board of the corporation, the president of the corporation, the secretary of the corporation, or by the recordholders of at least a majority of the shares of common stock of New Hut issued and outstanding and entitled to vote.
Notice of a special meeting of stockholders may be given by the persons calling the meeting, or upon request of those persons, shall be given by the Secretary of New Hut. Copies of a notice of a special meeting of stockholders shall be delivered to the Secretary. Each request to the Secretary for giving of notice of a special meeting shall state the purposes of such a meeting.

Under USBTC’s Bylaws, special meetings of stockholders entitled to vote at such meeting may be called at any time by the chairman of the USBTC Board, the president (if he is also a member of the USBTC Board) or the USBTC Board, to be held at such date, time and place, if any, either within or outside the State of Nevada as may be determined by such person or persons calling the meeting and stated in the notice of the meeting. A special meeting shall be called by the president or the secretary upon one or more written demands (which shall state the purpose or purposes therefore) signed and dated by the holders of shares representing not less than 10% of all votes entitled to be cast on any issue(s) that may be properly proposed to be considered at the special meeting. If no place is designed in the notice, the place of the meeting shall be the principal office of USBTC. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of such meeting.

Notice of Stockholder Meetings

The New Hut bylaws provide that, except as otherwise required by law, written notice of each annual or special meeting shall be given personally or by first-class mail or by airmail to each recordholder of shares entitled to vote no less than ten (10) and no more than sixty (60) days before the date of the meeting. The notice shall state the place, date and time of the meeting. If the meeting is a special meeting, the notice must state the purposes for which the meeting is to be held.
Notice will be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of New Hut. If, prior to the mailing of notice, the Secretary of New Hut receives a written request from a stockholder requesting that notices are to be mailed to a different address than the one which appears on the records of New Hut, then notices shall be mailed to the address designated in the request.

Under USBTC’s Bylaws, whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting stating the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting. Unless otherwise provided by law, the USBTC Articles or the USBTC Bylaws, the notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of USBTC. Notice may be given by Internet in accordance with the rules of the Securities and Exchange Commission even if the provisions of such rules do not apply to USBTC.

Notice Requirements for Stockholder Nominations and Other Proposals
—
Pursuant to USBTC’s Bylaws, nomination of persons to stand for election to the USBTC Board at any annual or special stockholders meeting may be made by the holders of USBTC common stock only if written notice of such stockholder’s intent to make such nomination has been given to the Secretary of USBTC not later than 30 days prior to the meeting. At any meeting of stockholders, a resolution or motion shall be considered for vote only if the

New Hut	USBTC

proposal is brought properly before the meeting, which shall be determine by the chairman of the meeting in accordance with the provisions set forth in the USBTC Bylaws. Such proposals may be made by holders of shares of USBTC common stock, although such authority shall not be construed to require USBTC to include any stockholder proposal in its proxy statements sent to stockholders, except as may be required by the proxy rules promulgated by the Securities and Exchange Commission. Any proposal made by the holders of shares of USBTC common stock may be made at any time prior to or at the meeting if only the holders of USBTC common stock are entitled to vote thereon. Holders of USBTC common stock may only make a proposal with respect to which such holders are entitled to vote. Any proposal on which holders of USBTC common stock are entitled to vote and concerning which proxies may be solicited by the proponent or by management must be delivered to, or mailed and received by, the Secretary of USBTC not less than 90 days prior to the meeting; provided, however, that in the event that less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, notice by the stockholder must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Amendment of Certificate of Incorporation

New Hut’s certificate of incorporation provides that New Hut reserves the right to amend, alter, change or repeal any provision in the certificate of incorporation, subject to the provisions of the certificate of incorporation and the DGCL.
The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders (provided a meeting or vote is required pursuant to Section 242 of the DGCL) and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Pursuant to Section 78.390 of the Nevada Revised Statutes, every amendment to a company’s articles of incorporation after issuance of stock must be made in the following manner: (1) the board of directors must adopt a resolution setting forth the amendment proposed and either call a special meeting of the stockholders entitled to vote on the amendment or direct that the proposed amendment be considered at the next annual meeting of the stockholders entitled to vote on the amendment and (2) at the stockholder meeting, of which notice must be given to each stockholder entitled to vote pursuant to the provisions of the Nevada Revised Statutes, a vote of the stockholders entitled to vote in person or by proxy must be taken for and against the proposed amendment and such amendment will be approved if at least a majority of the stockholders approve such amendment (or such greater proportion of the voting power as may be required in the case of a vote by classes or series, as provided in the Nevada Revised Statutes, or as may be required by the provisions of the articles of incorporation). Except as otherwise provided in Section 78.390 of the Nevada Revised Statutes, if any proposed amendment would adversely alter or change any preference or any relative or other

New Hut	USBTC

right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof. The amendment does not have to be approved by the vote of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the amendment if the articles of incorporation specifically deny the right to vote on such an amendment. Provision may be made in the articles of incorporation requiring, in the case of any specified amendments, a larger proportion of the voting power of stockholders than that required by the Nevada Revised Statutes.
USBTC’s Articles provide the following: (i) except as otherwise required by law, the holders of USBTC common stock shall not be entitled to vote on any amendment to the USBTC Articles that relates solely to the terms of one or more outstanding series of USBTC preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series, to vote therein pursuant to the USBTC Articles or Nevada Revised Statutes and (ii) at any time when at least 1,963,750 shares of Series A Preferred stock are outstanding, USBTC shall not amend, alter or repeal any provision of the USBTC Articles or USBTC Bylaws in a manner that materially and adversely modifies or adversely effects the powers, preferences or rights of the Series A Preferred stock, without the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred stock (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

New Hut	USBTC
Amendment of Bylaws

The New Hut bylaws provide that any bylaw may be altered, amended or repealed by a vote of the recordholders of a majority of the shares then entitled to vote at an election of directors, by written consent of stockholders, or by a vote of the board of by written consent of the directors as provided by the New Hut bylaws and certificate of incorporation.

USBTC’s Bylaws provide that the USBTC Board is authorized to adopt, amend or repeal the USBTC Bylaws. The holders of shares of capital stock entitled to vote also may adopt additional bylaws and may amend or repeal any bylaw, whether or not adopted by them. The power of the USBTC Board to adopt, amend or repeal bylaws may be limited by an amendment to the USBTC Articles or an amendment to the USBTC Bylaws adopted by the holders of capital stock that provides that a particular bylaw or bylaws may only be adopted, amended or repealed by the holders of capital stock.

Limitation on Director and Officer Liability

New Hut’s certificate of incorporation provides that to the fully extended permitted by the DGCL, no director of New Hut shall be personally liable to New Hut or its stockholders for monetary damages for breach of fiduciary duty as director.
The DGCL requires that such liability for breach of fiduciary duty as a director does not arise from (1) any breach of the director’s duty of loyalty to New Hut or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends, certain stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit.

USBTC’s Articles provide that to the fullest extent permitted by law, a director of USBTC shall not be personally liable to USBTC or its stockholders for monetary damages for breach of fiduciary duty as a director.
Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not liable for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted and, in addition, it has been proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law.

Indemnification

The New Hut certificate of incorporation contains provisions that provide for indemnification of officers and directors to the fullest extent permitted by, the DGCL.
Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding,

Under USBTC’s Articles, to the fullest extent permitted by applicable law, USBTC is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of USBTC (and any other persons to which Nevada Revised Statutes permits USBTC to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 78.7502 of the Nevada Revised Statutes. USBTC’s Bylaws provide that USBTC shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of USBTC or, while a

New Hut	USBTC

provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

director or officer of USBTC, is or was serving at the request of USBTC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. USBTC shall be required to indemnify such person in connection with a proceeding mentioned above (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by such person was authorized in the specific case by the USBTC Board. Such indemnity shall not include any expenses incurred by such person relating to or arising from any proceeding in which USBTC asserts a direct claim against such person, or such person asserts a direct claim against USBTC, whether such claim is termed a complaint, counterclaim, crossclaim, third-party complaint or otherwise.
Pursuant to USBTC’s Bylaws, USBTC may purchase and maintain insurance on behalf of any person that USBTC is permitted to indemnify in accordance with the USBTC Bylaws against any liability asserted against any such person and incurred by such person whether or not USBTC would have the power to indemnify such person against such liability under the Nevada Revised Statutes.

Preemptive Rights

New Hut’s stockholders do not have preemptive rights. Thus, if additional shares of New Hut common stock are issued, the current New Hut stockholders will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Under USBTC’s A&R IRA, subject to certain exceptions, if USBTC proposes to offer or sell any new securities, USBTC shall first offer such new securities to each Series A investor. A Series A investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its affiliates; provided that each such affiliate (x) is not a competitor, unless such party’s purchase of new securities is otherwise consented to by the USBTC Board, and (y) agrees to enter into the A&R IRA and USBTC’s Stockholders Agreement. USBTC shall give notice to each Series A investor, stating (i) its bona fide intention to offer such new securities, (ii) the number of such new securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such new securities. By notification to USBTC within five (5) days after the office notice is given, each Series A investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the offer notice, up to that portion of such new securities which equals the proportion that the USBTC common stock then held by such Series A investor bears to the total USBTC common stock then outstanding.

New Hut	USBTC
Distributions to Stockholders

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

Under Nevada law/, distributions may not be made if, after giving them effect, either i) the corporation would be unable to pay its debts as they become du in the usual course of business or ii) except as otherwise specifically allowed by the articles of incorporation, the corporation’s total assets would be less than: (x) the sum of its total liabilities; and (y) the amount needed, if the corporation were dissolved immediately after the distribution, to satisfy the preferential rights on dissolution of shares of any class or series of the corporation’s capital stock having preferential rights superior to those receiving the distribution.
USBTC’s Bylaws provide that subject to the provisions of the Nevada Revised Statutes, dividends and other distributions may be declared by the USBTC Board in such form, frequency and amounts as the condition of the affairs of USBTC shall render advisable.
USBTC’s Articles provide that if USBTC declares, pays or sets aside any dividends on shares of any other class or series of capital stock of USBTC other than the USBTC preferred stock that are payable in shares of USBTC common stock then, in addition to the obtaining of any consents required elsewhere in the USBTC Articles, the holders of the USBTC preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of USBTC preferred stock in an amount at least equal to (i) in the case of a dividend on USBTC common stock or any class or series that is convertible into USBTC common stock, that dividend per share of USBTC preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into USBTC common stock and (B) the number of shares of USBTC common stock issuable upon conversion of a share of USBTC preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into USBTC common stock, at a rate per share of USBTC preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the original issue Price; provided that, if USBTC declares, pays or sets aside, on the same date, a

New Hut	USBTC

dividend on shares of more than one class or series of capital stock of USBTC, the dividend payable to the holders of USBTC preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable USBTC preferred stock dividend.

Subdivisions or Combinations
N/A
USBTC’s Articles provide that if USBTC shall at any time or from time to time after the date on which the first share of Series C Preferred stock was issued effect a subdivision of the outstanding USBTC common stock, the applicable conversion price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of USBTC common stock issuable on conversion of each share of the applicable series of USBTC preferred stock shall be increased in proportion to such increase in the aggregate number of shares of USBTC common stock outstanding. If USBTC shall at any time or from time to time after the Series C original issue date combine the outstanding shares of USBTC common stock, the applicable conversion price in effect immediately before the combination shall be proportionately increased so that the number of shares of USBTC common stock issuable on conversion of each share of the applicable series of USBTC preferred stock shall be decreased in proportion to such decrease in the aggregate number of shares of USBTC common stock outstanding. Any such adjustment shall become effective at the close of business on the date the subdivision or combination becomes effective.

Appraisal Rights

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Court of Chancery of the State of Delaware in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (i) shares of stock of the surviving corporation, (ii) shares of stock of another corporation that will

Under Sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes, stockholders of a Nevada corporation may, subject to certain conditions, be entitled to dissent from a transaction and demand payment of the fair value of such stockholder’s shares in the event of certain corporate actions, including certain mergers.

New Hut	USBTC

either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash instead of fractional shares or (iv) any combination of clauses (i)  – (iii). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.
Neither the New Hut certificate of incorporation nor bylaws provides for appraisal rights in any additional circumstance other than as required by applicable law.

Inspection of Books and Records
N/A
USBTC’s Articles provide that the books of USBTC may be kept outside the State of Nevada at such place or places as may be designated from time to time by the USBTC Board or in USBTC’s Bylaws.
USBTC’s Bylaws provide that any records maintained by USBTC in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.
Section 78.257 of the Nevada Revised Statutes provides that any person who has been a stockholder of record of any corporation and owns not less than 15 percent of all of the issued and outstanding shares of the stock of such corporation or has been authorized in writing by the holders of at least 15 percent of all its issued and outstanding shares, upon at least 5 days’ written demand, is entitled to inspect in person or by agent or attorney, during normal business hours, the books of account and all financial records of the corporation, to make copies of records, and to conduct an audit of such records. Holders of voting trust certificates representing 15 percent of the issued and outstanding shares of the corporation are regarded as stockholders. The right of stockholders to inspect the corporate records may not be limited in the articles or bylaws of any corporation.
The aforementioned rights may be denied to any stockholder upon the stockholder’s refusal to furnish the corporation an affidavit that such inspection, copies or audit is not desired for any purpose not related to his or her interest in the corporation as a stockholder.
Except as otherwise provided in Section 78.257 of the Nevada Revised Statutes, the provisions of this section do not apply to any corporation that furnishes to its stockholders a detailed, annual financial

New Hut	USBTC
statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934.
Exclusive Forum
The New Hut certificate of incorporation and bylaws do not provide for an exclusive forum with respect to any actions against New Hut or its directors and officers.	The USBTC Articles do not provide for an exclusive forum with respect to any actions against USBTC or its directors and officers.
Repurchases or Redemptions of Shares

New Hut’s certificate of incorporation and bylaws do not restrict New Hut from reacquiring its shares.
The DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

USBTC’s Articles provide that any shares of USBTC preferred stock that are redeemed, converted or otherwise acquired by USBTC or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither USBTC nor any of its subsidiaries may exercise any voting or other rights granted to the holders of USBTC preferred stock following redemption, conversion or acquisition.

Stock Transfer Restrictions Applicable to Stockholders

New Hut’s bylaws provide that registration of transfers of shares shall be made only in the stock ledger of the Corporation upon request of the registered holder of such shares or their attorney authorized by a power of attorney duly executed and filed with the Secretary of New Hut.
If the shares were certificated, New Hut’s bylaws require surrender of the certificates evidencing such shares properly endorsed or accompanied by a stock power duly executed, together with proof of the authenticity of signatures as New Hut may reasonably require.

Pursuant to USBTC’s Stockholders Agreement, subject to certain exceptions set forth therein, USBTC stockholders are restricted from transferring USBTC securities except with approval by the USBTC Board.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Introduction
The following unaudited pro forma combined financial statements are provided to aid you in your analysis of the financial aspects of the Business Combination.
The unaudited pro forma combined financial statements have been prepared based on the USBTC, Hut 8 and New Hut historical financial statements as adjusted to give effect to the Business Combination. The unaudited combined pro forma statement of financial position gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2023. The unaudited pro forma combined statements of comprehensive income for the nine months ended March 31, 2023, and for the year ended June 30, 2022, give effect to the Business Combination as though it had occurred on July 1, 2021.
The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the New Hut’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. In December 2022, USBTC acquired from CN Member their entire membership interests in TZRC, which represented 50% of all issued and outstanding membership interests in the King Mountain JV. In exchange for the interest, USBTC paid $10.0 million in cash and assumed the King Mountain JV Senior Note with a fair value estimate of approximately $95.1 million and assumed a Property Management Agreement (“PMA”) with an estimated fair value of approximately $5.9 million. The amount has been reflected in USBTC’s financial statements as an investment in joint venture. The impacts of this transaction have been reflected in a separate column in the pro forma financial statements and these adjustments are described at Note 3.
Further, the pro forma combined financial information may not be useful in predicting the future financial condition and results of operations of New Hut. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma combined financial statements have been derived from and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma combined financial statements;

•
the historical unaudited financial statements of USBTC for the nine months ended March 31, 2023, and the audited financial statements of USBTC for the year ended June 30, 2022, and the related notes included elsewhere in this prospectus;

•
the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, and the historical audited financial statements of the King Mountain JV for period from inception through December 31, 2021; and

•
the historical unaudited financial statements of Hut 8 for the three months ended March 31, 2023 the unaudited financial statements of Hut 8 for the six months ended June 30, 2021 and 2022, the audited financial statements of Hut 8 for the year ended December 31, 2021 and 2022, and the related notes incorporated by reference in this prospectus.

Unaudited Pro Forma Combined Statement of Financial Position
As at March 31, 2023
(in thousands of US dollars)
	Historical – As at March 31, 2023			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
ASSETS
Current assets
Cash	—	8,670	11,752	(11,902)	(c)	8,520		8,520
Accounts receivable	—	162	2,117			2,279		2,279
Cryptocurrency, net	—	1,004	127,307	132,733	(a)	261,044		261,044
Prepaid expenses and other current assets	—	5,538	5,200			10,738		10,738
Total current assets	—	15,374	146,376	120,831		282,581	—	282,581
Non-current assets
Property and equipment, net	—	66,434	89,354			155,788		155,788
Right- of- use assets	—	580	—			580		580
Deposits on miners	—	8,194	—			8,194		8,194
Other deposits	—	277	20,195			20,472		20,472
Investment in unconsolidated joint venture		97,475				97,475		97,475
Intangible assets and goodwill	—	5,691	11,053	486,704	(a)	503,448		503,448
Total non-current assets	—	178,651	120,602	486,704		785,957	—	785,957
Total assets	—	194,025	266,978	607,535		1,068,538	—	1,068,538
LIABILITIES
Current liabilities
Accounts payable	—	3,219	7,424	(194)	(c)	10,449		10,449
Accrued expenses	—	2,287	8,973	(7,269)	(c)	3,991		3,991
Other current liabilities	—	601	—			601		601
Deferred revenue	—	441	—			441		441
Loans payable	—	—	9,122			9,122		9,122
Lease liability, current portion	—	386	2,846			3,232		3,232
Notes payable, current portion	—	—	—			—		—
Total current liabilities	—	6,934	28,365	(7,463)		27,836	—	27,836
Non-current liabilities
Notes payable, less current portion	—	155,906	—			155,906		155,906
Lease liability, less current portion	—	1,044	15,623			16,667		16,667
Deposit liability	—		—			—		—
Deferred tax liability	—	1,395	—			1,395		1,395
Long- term debt	—	—	8,086			8,086		8,086
Warrants liability	—	—	1	250	(g)	251		251
Total non-current liabilities	—	158,345	23,710	250		182,305	—	182,305
Total Liabilities	—	165,279	52,075	(7,213)		210,141	—	210,141

	Historical – As at March 31, 2023			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
EQUITY
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 shares issued and outstanding as of March 31, 2023	—	24,899	—	(24,899)	(b)	—		—
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of March 31, 2023	—	61,067	—	(61,067)	(b)	—		—
Series B-1 preferred stock, par value $0.00001; 3,750,000 shares authorized; 793,250 shares issued and outstanding as of March 31, 2023	—	12,537	—	(12,537)	(b)	—		—
Common stock, par value $0.00001; 125,000,000 shares authorized; 45,696,749 shares issued and outstanding as of March 31, 2023 for USBTC	—	—	—			—		—
Common stock, par value $0.001; 45,696,749 issued and outstanding as of March 31, 2023	—	—	—	87	(a)(b)	87		87
Share capital	—	—	533,699	(570,459)	(a)
				36,760	(g)
Warrants	—	—	26,006	(25,946)	(g)	60		60
Additional paid- in capital	—	35,054	—	(35,054)	(b)	961,289		961,289
				961,289	(a)(c)
Contributed surplus	—	—	9,686	(9,686)	(a)	—		—
Accumulated deficit	—	(104,811)	(354,488)	(23,924)	(c)	(103,039)		(103,039)
				25,696	(g)
				354,488	(a)
Total equity	—	28,746	214,903	614,748		858,397	—	858,397
Total liabilities and equity	—	194,025	266,978	607,535		1,068,538	—	1,068,538

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the nine months ended March 31, 2023
(in thousands of US dollars)
	Historical – For the 9 months ended March 31, 2023			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
Revenue:
Revenue, net – cryptocurrency mining	—	33,389	44,771			78,160		78,160
Mining equipment sales	—	3,635	—			3,635		3,635
High performance computing	—	—	10,133			10,133		10,133
Management fees	—	4,453	—			4,453		4,453
Cost reimbursements	—	3,674	—			3,674		3,674
Hosting services	—	16,480	—			16,480		16,480
Total revenue	—	61,631	54,904	—		116,535	—	116,535
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization)
Services	—	29,886	38,490			68,376		68,376
Mining equipment	—	3,112	—			3,112		3,112
Depreciation and amortization	—	14,715	50,219	(27,536)	(e)	37,398		37,398
General and administrative	—	20,704	38,120	(10,202)	(d)	48,622		48,622
Impairment of cryptocurrency	—	2,835	16,496			19,331		19,331
Realized gain on sale of cryptocurrency	—	(3,573)	(9,270)			(12,843)		(12,843)
Impairment of long-lived assets	—	63,574	86,208	55,191	(e)	204,973		204,973
Total costs and expenses	—	131,253	220,263	17,453		368,969	—	368,969
Operating income (loss)	—	(69,622)	(165,359)	(17,453)		(252,434)	—	(252,434)
Other expense
Foreign exchange loss	—	—	453			453		453
Interest expense	—	22,278	3,987			26,265		26,265
Fair value loss (gain) on warrant liabilities	—	—	(43)	(959)	(g)	(1,002)		(1,002)
Equity in losses (earnings) of unconsolidated joint venture	—	(2,774)	—			(2,774)	(938)	(3,712)
Gain on debt extinguishment		(23,683)	—	—		(23,683)		(23,683)
Total other expense	—	(4,179)	4,397	(959)		(741)	(938)	(1,679)
Loss before income tax provision (benefit)	—	(65,443)	(169,756)	(16,494)		(251,693)	938	(250,755)
Income tax provision (benefit)	—	(1,519)	(812)	(3,464)	(f)	(5,795)	197	(5,598)
Net loss	—	(63,924)	(168,944)	(13,030)		(245,898)	741	(245,157)
Loss per common share (note 7):
Basic and diluted		(1.51)	(0.81)					(3.51)
Weighted average common shares outstanding:
Basic and diluted		42,281,945	207,595,567					69,915,667
The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the year ended June 30, 2022
(in thousands of US dollars)
	Historical – For the year ended June 30, 2022			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
Revenue:
Revenue, net — cryptocurrency mining	—	68,164	153,577			221,741		221,741
High performance computing	—	—	6,403			6,403		6,403
Hosting services	—	5,566	4,409			9,975		9,975
Total revenue		73,730	164,389	—		238,119	—	238,119
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization)
Services	—	25,783	63,504			89,287		89,287
Depreciation and amortization	—	11,591	44,475	(27,655)	(e)	28,411		28,411
General and administrative	—	31,325	39,005	34,126	(d)	104,456		104,456
Impairment of cryptocurrency	—	30,301	99,772			130,073		130,073
Realized gain on sale of cryptocurrency	—	(5,455)	—			(5,455)		(5,455)
Total costs and expenses	—	93,545	246,756	6,471		346,772	—	346,772
Operating income (loss)	—	(19,815)	(82,367)	(6,471)		(108,653)	—	(108,653)
Other expense:
Foreign exchange loss	—	—	2,548			2,548		2,548
Interest expense	—	6,919	1,859			8,778		8,778
Fair value loss (gain) on warrant liabilities	—	—	—	11,735	(g)	11,735		11,735
Equity in losses (earnings) of unconsolidated joint venture	—	—	—			—	355	355
Total other expense	—	6,919	4,407	11,735		23,061	355	23,416
Loss before income tax provision (benefit)	—	(26,734)	(86,774)	(18,206)		(131,714)	(355)	(132,069)
Income tax provision (benefit)	—	5,069	12,798	(3,823)	(f)	14,044	(75)	13,969
Net loss	—	(31,803)	(99,572)	(14,383)		(145,758)	(280)	(146,038)
Loss per common share (note 7):
Basic and diluted		(0.91)	(0.60)					(2.59)
Weighted average common shares outstanding:
Basic and diluted		34,863,338	165,386,653					56,491,549
The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements
1.
Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) adjustments to reflect the operations of the combined business as an autonomous entity (“Autonomous Entity Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). New Hut has elected not to present Management’s Adjustments and will only present Transaction Accounting Adjustments in the unaudited pro forma combined financial information. The adjustments presented in the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination.
The historical financial statements of Hut 8 have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Canadian dollar. For purposes of the pro forma financial information, Hut 8’s historical financial statements have been translated to US dollars, reclassified to align to the financial statement presentation of USBTC and adjusted for differences between IFRS and US GAAP as discussed in Note 4. The historical financial statements of USBTC have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. dollar. The unaudited pro forma combined financial information has been prepared in accordance with U.S. GAAP.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Specifically the preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as Board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at closing and other considerations set out in ASC 805. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this prospectus as well as the actual accounting for the Business Combination at closing.
The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. USBTC and Hut 8 have not had any historical relationship prior to the proposed transaction and thus pro forma adjustments were not required to eliminate activities between the companies.
Description of the Transaction
Pursuant to the Business Combination Agreement, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement under the BCBCA, be amalgamated to continue as one British Columbia corporation, with the capital of Hut Amalco being the same as the capital of Hut 8, (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the common shares of Hut 8 on a five to one (5 to 1) basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut shall merge with and into USBTC, with each share of Series A preferred stock of USBTC, $0.00001 par value per share, Series B preferred stock of USBTC, $0.00001 par value per share, Series B-1 preferred stock of USBTC, $0.00001 par value per share and common stock of USBTC, $0.00001 par value per share, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed in accordance with the relevant provisions of the NRS, as amended. As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
Because USBTC is treated as the acquiring company for accounting purposes, USBTC’s assets and liabilities are recorded at their carrying amounts prior to the consummation of the Business Combination and the historical operations that are reflected in the unaudited pro forma combined financial information are those of USBTC. Hut 8’s assets and liabilities are measured and recognized at their fair values as of the closing date of the Business Combination and combined with the assets, liabilities and results of operations of USBTC following consummation of the Business Combination.
In addition to the Business Combination, USBTC completed the acquisition of its interest in the King Mountain JV in December 2022. Transaction Adjustments reflecting the impact of the acquisition have been reflected in the pro forma financial statements and these adjustments are described at Note 3.
2.
Business Combination Transaction Adjustments

The unaudited pro forma combined statement of financial position and combined statements of operations have been prepared to reflect the Business Combination together with the following assumptions and adjustments.
Pro forma combined statement of financial position

a)
Acquisition of Hut 8:   Because USBTC is treated as the acquiring company for accounting purposes, USBTC’s assets and liabilities are recorded at their carrying amounts prior to the consummation of the Business Combination and the historical operations that are reflected in the unaudited pro forma combined financial information are those of USBTC. Hut 8’s assets and liabilities are measured and recognized at their fair values as of the closing date of the Business Combination and combined with the assets, liabilities and results of operations of USBTC following consummation of the Business Combination. The purchase price has been determined using the share price of the accounting acquiree of $3.75 on July 12, 2023 and the number of shares the accounting acquirer would have had to issue to the shareholders of the legal acquirer to achieve the same ownership ratio of the combined entity. If the transaction had occurred on March 31, 2023, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of Hut 8 and the purchase consideration would be as follows:

Assets
Cash	11,752
Accounts receivable	2,117
Cryptocurrency, net	260,040
Prepaid expenses and other current assets	5,200
Property and equipment, net	89,354
Other deposits	20,195
Intangible assets & goodwill	2,523
391,181
Liabilities
Accrued expenses	8,973
Accounts payable	7,424
Loans payable	9,122
Lease liability, current portion	2,846
Lease liability, less current portion	15,623
Long- term debt	8,086
Warrant liabilities	1
52,075
Net Assets Acquired	339,106

Estimated purchase consideration
Hut 8 Common Shares Outstanding at March 31, 2023	221,271,708
Hut 8 USD Share Price at July 12, 2023	3.75
Share consideration ($000’s)	829,769
Estimated replacement cost of Stock options, RSUs and DSUs	4,571
Purchase price ($000’s)	834,340
Incremental Goodwill	495,234
The preliminary purchase consideration allocation is based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable net assets could vary as the purchase price allocation is finalized.
The purchase price will depend on the market price of Hut 8 common stock on the date of closing. The following table illustrates the effects of change in Hut 8’s share price and the resulting impact on the purchase price.
	Hut 8 share price ($)	Purchase Price ($000’s)
As presented	3.75	834,340
20% increase	4.50	1,001,208
20% decrease	3.00	667,472
40% increase	5.25	1,168,076
40% decrease	2.25	500,604
The estimated shares at consummation of the business combination would be as follow:
New Hut Shares to be issued	Mar 31 Shares outstanding	Exchange Ratio	New Hut Mar 31 shares	Par Value	APIC	Total
Hut 8
Common Shares outstanding – March 31, 2023	221,271,708	0.2	44,254,342	44	808,290	808,334
USBTC
Series A preferred stock	7,824,000	0.6716	5,254,598
Series B preferred stock	10,000,000	0.6716	6,716,000
Series B-1 preferred stock	793,250	0.6716	532,747
Common stock	45,696,749	0.6716	30,689,937
			43,193,282	43	152,999	153,042

Total – New Hut shares issued using March 31 share figures			87,447,624	87	961,289	961,376

b)
Exchange of USBTC equity for New Hut equity:   Adjustment to reflect the exchange of USBTC Series A preferred stock, Series B preferred stock, Series B-1 preferred stock and common stock for common stock of New Hut.

c)
Transaction Costs:   Adjustment to decrease cash by $11.9 million, accounts payable by $194 thousand and accrued expenses by $7.3 million for estimated transaction costs in connection with the Business Combination. These costs are comprised of banking, legal and accounting fees. These costs, to the extent not accounted for as a reduction in share capital will be recognized in New Hut’s consolidated statement of operations when the transaction occurs. In addition, an estimated adjustment of approximately $19.5 million of share-based compensation expense would be recognized for certain options granted and restricted share grants that would be either accelerated upon closing of this Business Combination or issued and immediately vested before the closing of this Business Combination.
Pro forma combined income statement

d)
Transaction Costs:   Reflects estimated transaction costs associated with the Business Combination of $14.6 million. In addition, an estimated adjustment of approximately $19.5 million of share-based compensation expense would be recognized for certain options granted and restricted share grants that would be either accelerated upon closing of this Business Combination or issued and immediately vested before the closing of this Business Combination.

e)
Depreciation Expense & impairment loss:   Reflects the changes in depreciation expense on mining equipment to align with USBTC’s accounting policy for the pro-forma periods. Hut 8 had historically been estimating the expected useful life of its mining infrastructure to be 6 – 10 years, and mining servers to be 2 years. In an effort to align with USBTC’s depreciation and amortization policies and useful life estimates, the estimated lives have been updated to align with the useful life assessments of USBTC. The change has been retrospectively applied to the periods covered in the pro forma statements of operations. In addition, Hut 8 performed an impairment assessment as at Dec 31, 2022 and the difference between the fair value and the carrying value of the assets has been recorded as impairment loss. Hence in response to the increase in carrying value prior to impairment as a result of the policy alignment, the pro forma statement of operations has been adjusted to reflect the additional impairment loss. In addition, the amount also reflects the pro-forma adjustments on amortization of intangible assets acquired as part of the acquisition of an interest in King Mountain JV.

f)
Tax:   Adjustment to reflect the estimated tax impact of the pro forma adjustments using the federal tax rate of USBTC of 21%.

g)
Classifications of certain warrants:   Adjustment to reflect differences in classification arise from difference in functional currency between Hut and New Hut, which trigger reclassification of certain equity classified warrants into liability as the strike price would be denominated in a foreign currency than New Hut’s functional currency. This results in a reclassification from equity to financial liabilities, and the additions of amounts for changes in fair value of the financial liabilities in the pro forma periods recorded in the statement of operations.

3.
Adjustments for the effect of investment in Joint Venture

In December 2022, USBTC acquired from the CN Member their entire membership interests in the King Mountain JV, which represented 50% of all issued and outstanding membership interests in TZRC. The pro-forma impacts of the acquisition for the year ended June 30, 2022 was the recognition of the share of equity in losses of unconsolidated joint venture in the amount of $355. For the five-months ended November 30, 2022, the pro-forma impact was the recognition of the share of equity in gains of unconsolidated joint venture in the amount of $938.
4.
Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8

The following tables show the effects on Hut 8’s historical financial statements of reclassification to align with USBTC’s financial statement presentation, adjustments to convert from IFRS to US GAAP as a basis of reporting and the translation of Hut 8’s financial statements from Canadian dollars to U.S. dollars. Balances on the Statement of Financial Position are converted based on Canadian dollar — U.S. dollar exchange rate at the end of the reporting period. Balances on the Statement of Operations are converted based on the average exchange rate during the period.

Statement of Financial Position as at March 31, 2023	Hut 8 (CAD)	Reclassifi-cation (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Assets
Cash	15,904				15,904	11,752
Accounts receivable and other	2,865	(2,865)			—	—
Accounts receivable		2,865			2,865	2,117
Digital assets	352,436	(352,436)			—	—
Cryptocurrency, net		352,436	(180,151)	(a)	172,285	127,307
Deposits and prepaid expenses	7,037	(7,037)			—	—
Prepaid expenses and other current assets		7,037			7,037	5,200
Total current assets	378,242	—	(180,151)		198,091	146,376
Plant and equipment	120,923	(120,923)			—	—
Property and equipment, net		120,923			120,923	89,354
Deposits and prepaid expenses	27,330	(27,330)			—	—
Deposits on miners		—			—	—
Other deposits		27,330			27,330	20,195
Intangible assets and goodwill	14,958				14,958	11,053
Total assets	541,453	—	(180,151)		361,302	266,978
Liabilities
Accounts payable and accrued liabilities	22,191	(22,191)			—	—
Accrued expenses		12,144			12,144	8,973
Accounts payable		10,047			10,047	7,424
Loans payable	12,345				12,345	9,122
Lease liabilities	3,851	(3,851)			—	—
Lease liability, current portion		3,851			3,851	2,846
Total current liabilities	38,387	—	—		38,387	28,365
Lease liabilities	21,142	(21,142)			—	—
Lease liability, less current portion		21,142			21,142	15,623
Loans payable	10,943	(10,943)			—	—
Long- term debt		10,943			10,943	8,086
Warrants liability	339		(338)	(c)	1	1
Total liabilities	70,811	—	(338)		70,473	52,075
Share capital	772,002		(49,747)	(c)	722,255	533,699
Warrants	397		34,797	(c)	35,194	26,006
Contributed surplus	13,108				13,108	9,686
Accumulated deficit	(322,570)		(172,446)	(a)	(479,728)	(354,488)
			15,288	(c)
AOCI - Unrealised gain on digital asset revaluation	7,705		(7,705)	(c)	—	—
Total stockholders’ equity	470,642	—	(179,813)		290,829	214,903
Total liabilities and stockholders’ equity	541,453	—	(180,151)		361,302	266,978

Statement of Operations for the nine months ended March 31, 2023	Hut 8 (CAD)	Reclassifi-cation (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Revenue
Revenue	72,525	(72,525)			—	—
Revenue, net – cryptocurrency mining	—	59,140			59,140	44,771
Mining equipment sales	—	—			—	—
High performance computing	—	13,385			13,385	10,133
Hosting services	—	—			—	—
Total Revenue	72,525	—	—		72,525	54,904
Costs and expenses
Cost of revenue	116,313	(116,313)			—	—
Cost of revenues (exclusive of depreciation and amortization shown below)	—	50,843			50,843	38,490
Depreciation and amortization	—	65,723	614	(b)	66,337	50,219
General and administrative	50,355				50,355	38,120
Impairment of cryptocurrency	—		21,791	(a)	21,791	16,496
Gain on disposition of digital assets	(4,955)	4,955			—	—
Realized (gain) loss on sale of cryptocurrency	—	(4,955)	(7,290)		(12,245)	(9,270)
Impairment of long-lived assets	—	113,876			113,876	86,208
Impairment of mining infrastructure and servers	113,876	(113,876)			—	—
Total costs and expenses	275,589	253	15,115		290,957	220,263
Operating loss	(203,064)	(253)	(15,115)		(218,432)	(165,359)
Other expense
Foreign exchange loss	599				599	453
Finance expense	5,317	(5,317)			—	—
Finance income	(50)	50			—	—
Amortization	253	(253)			—	—
Loss (gain) on revaluation of digital assets	(104,898)		104,898	(a)
Loss (gain) on revaluation of warrant liability	(1,262)		1,205	(c)	(57)	(43)
Interest expense		5,267			5,267	3,987
Total other expense	(100,041)	(253)	106,103		5,809	4,397
Loss before income tax benefit	(103,023)	—	(121,218)		(224,241)	(169,756)
Deferred income tax expense (recovery)	(1,072)				(1,072)	(812)
Income tax expense	—		—	(a)	—	—
Net loss	(101,951)	—	(121,218)		(223,169)	(168,944)
Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	7,705		(7,705)		—	—
Total comprehensive (loss) income	(94,246)	—	(128,923)		(223,169)	(168,944)

Statement of Operations for the year ended June 30, 2022	Hut 8 (CAD)	Reclassifi-cation (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Revenue
Revenue	205,420	(205,420)			—	—
Revenue, net – cryptocurrency mining	—	191,910			191,910	153,577
Mining equipment sales	—	—			—	—
High performance computing	—	8,001			8,001	6,403
Hosting services	—	5,509			5,509	4,409
Total Revenue	205,420	—	—		205,420	164,389
Costs and expenses
Cost of revenue	133,132	(133,132)			—	—
Cost of revenues (exclusive of depreciation and amortization shown below)	—	79,355			79,355	63,504
Depreciation and amortization	—	54,349	1,227	(b)	55,576	44,475
General and administrative	48,741				48,741	39,005
Impairment of cryptocurrency	—		124,675	(a)	124,675	99,772
Gain on disposition of digital assets	—				—	—
Realized (gain) loss on sale of cryptocurrency	—				—	—
Total costs and expenses	181,873	572	125,902		308,347	246,756
Operating loss	23,547	(572)	(125,902)		(102,927)	(82,367)
Other expense
Foreign exchange loss	3,184				3,184	2,548
Finance expense	4,692	(4,692)			—	—
Finance income	(2,369)	2,369			—	—
Amortization	572	(572)			—	—
Loss (gain) on revaluation of digital assets	104,898		(104,898)	(a)	—	—
Loss (gain) on revaluation of warrant liability	16,740		(16,740)	(c)	—	—
Interest expense	—	2,323			2,323	1,859
Total other expense	127,717	(572)	(121,638)		5,507	4,407
Loss before income tax benefit	(104,170)	—	(4,264)		(108,434)	(86,774)
Deferred income tax expense (recovery)	15,993	(15,993)			—	—
Income tax expense	—	15,993			15,993	12,798
Net loss	(120,163)	—	(4,264)		(124,427)	(99,572)
Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	(48,215)		48,215		—	—
Total comprehensive (loss) income	(168,378)	—	43,951		(124,427)	(99,572)

a)
Accounting for Cryptocurrency:   Adjustment to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed. The result is a decrease in the cost base of the cryptocurrency as at March 31, 2023, and the related impacts on impairment of cryptocurrency and revaluation of cryptocurrency in the statement of operations. Impairment loss is measured based on determining the fair value of cryptocurrency holding by using the lowest intra-day price as determined by the principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price during the holding period.
b)
Revaluation and impairment of Property and Equipment:   Adjustment to reflect the difference between IFRS and U.S. GAAP whereby reversal of impairment losses are prohibited under U.S. GAAP. Impairment loss reversals previously recognized under IFRS are reversed for US GAAP. This difference impacts the carrying amount of Property and Equipment, with a corresponding impact to in depreciation expense in the statement of operations.

c)
Classifications of certain warrants:   Adjustment to reflect a difference between IFRS and U.S. GAAP whereby certain warrants would be classified as equity instruments under US GAAP rather than as financial liabilities under IFRS. This results in a reclassification from financial liabilities to equity of the warrants, and the reversal of amounts recorded for changes in fair value of the financial liabilities in prior periods recorded in the statement of operations.

5.
Hut 8’s results of operations for the 9 months ended March 31, 2023 and 12 months ended June 30, 2022

For the 9 months ended March 31, 2023
The following table sets out the results of operations of Hut 8 for the 9 months ended March 31, 2023, derived from the historical financial statements of Hut 8 for the six months ended June 30, 2022, the 12 months ended December 31, 2022 and the 3 months ended March 31, 2023 in order to derive the 9 months statement of operation. The results of operations set out in the table below are presented in accordance with IFRS and in thousands of Canadian dollars.
IFRS Statement of Operations for Hut 8 Mining Corp. (in CAD, thousands)	For the six months ended June 30, 2022 (a)	For the year ended December 31, 2022 (b)	For the three months ended March 31, 2023 (c)	For the 9 months ended March 31, 2023 (b) – (a) + (c)
Revenue	97,178	150,682	19,021	72,525
Cost of revenues	84,564	175,649	25,228	116,313
Gross profit	12,614	(24,967)	(6,207)	(43,788)
Cost of operations
General and administrative	23,812	49,821	24,346	50,355
Gain on disposition of digital assets	—	—	(4,955)	(4,955)
Impairment of mining infrastructure and servers	—	113,876	—	113,876
Operating income (loss)	(11,198)	(188,664)	(25,598)	(203,064)
Foreign exchange loss	684	1,276	7	599
Finance expense	3,707	7,592	1,432	5,317
Finance income	(872)	(922)	—	(50)
Amortization	572	648	177	253
Loss (gain) on revaluation of digital assets	104,898	134,772	(134,772)	(104,898)
Loss (gain) on revaluation of warrant liability	(97,421)	(98,810)	127	(1,262)
Loss before income tax	(22,766)	(233,220)	107,431	(103,023)
Deferred income tax expense (recovery)	9,593	9,593	(1,072)	(1,072)
Net loss	(32,359)	(242,813)	108,503	(101,951)
Other comprehensive income
Revaluation gain (loss) on digital assets, net of taxes	(103,540)	(103,540)	7,705	7,705
Total comprehensive income ( loss)	(135,899)	(346,353)	116,208	(94,246)

For the 12 months ended June 30, 2022
The following table sets out the results of operations of Hut 8 for the 12 months ended June 30, 2022, derived from the historical financial statements of Hut 8 for the six months ended June 30, 2022 and 2021 and the twelve months ended December 31, 2021 in order to align with the June 30 year end of USBTC, the accounting acquirer. The results of operations set out in the table below are presented in accordance with IFRS and in thousands of Canadian dollars.
IFRS Statement of Operations for Hut 8 Mining Corp. (in CAD, thousands)	For the six months ended June 30, 2022 (a)	For the year ended December 31, 2021 (b)	For the six months ended June 30, 2021 (c)	For the 12 months ended June 30, 2022 (a) + (b) – (c)
Revenue	97,178	173,774	65,532	205,420
Cost of revenues	84,564	84,976	36,408	133,132
Gross profit	12,614	88,798	29,124	72,288
Cost of operations
General and administrative	23,812	40,265	15,336	48,741
Gain on disposition of digital assets	—	(182)	(182)	—
Operating income (loss)	(11,198)	48,715	13,970	23,547
Foreign exchange loss	684	3,143	643	3,184
Finance expense	3,707	1,355	370	4,692
Finance income	(872)	(2,854)	(1,357)	(2,369)
Amortization	572	—	—	572
Loss (gain) on revaluation of digital assets	104,898	—	—	104,898
Loss (gain) on revaluation of warrant liability	(97,421)	114,161	—	16,740
Loss before income tax	(22,766)	(67,090)	14,314	(104,170)
Deferred income tax expense (recovery)	9,593	5,620	(780)	15,993
Net loss	(32,359)	(72,710)	15,094	(120,163)
Other comprehensive income
Revaluation gain (loss) on digital assets, net of taxes	(103,540)	57,859	2,534	(48,215)
Total comprehensive income ( loss)	(135,899)	(14,851)	17,628	(168,378)

6.
Profit (Loss) per share

The pro forma net income (loss) per share is calculated using the pro forma weighted average number of shares outstanding, and the issuance of additional shares in connection with the Business Combination for the nine months ended March 31, 2023, and for the year ended June 30, 2022.
Basic and diluted net income (loss) per share is calculated by dividing the net income (loss) for the period by the pro forma weighted average number of common shares and dilutive shares that would have been outstanding during the period using the treasury stock method. The denominator for basic and diluted earnings per share is the same, as the impacts of dilutive shares that would have been outstanding are anti-dilutive.
(thousands) except share data	For the year ended June 30, 2022	For the nine months ended March 31, 2023
Numerator
Net income (loss)	$(146,038)	$(245,157)
Denominator
Weighted average common shares outstanding – basic and diluted	56,459,549	69,915,667
Earnings per common share – basic and diluted	$(2.59)	$(3.51)

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF HUT 8
The following table sets forth certain information with respect to the beneficial ownership of Hut 8 common shares as of July 12, 2023 for:
•
each of Hut 8’s directors;

•
each of Hut 8’s named executive officers;

•
all of Hut 8’s current directors and executive officers as a group; and

•
each person or group known by Hut 8 to be the beneficial owner of more than 5% of Hut 8’s common shares.

Hut 8 has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to its securities. Unless otherwise indicated below, to Hut 8’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all of the shares that they beneficially owned, subject to community property laws where applicable.
Hut 8 has based its calculation of the percentage of beneficial ownership on 221,691,708 common shares of Hut 8 outstanding as of July 12, 2023. Hut 8 has deemed its common shares subject to stock options that are currently exercisable or exercisable within sixty (60) days of July 12, 2023 or issuable pursuant to Hut 8 RSUs or Hut 8 DSUs which are subject to vesting and settlement conditions expected to occur within sixty (60) days of July 12, 2023, to be outstanding and to be beneficially owned by the person holding the stock option or Hut 8 RSU or Hut 8 DSU for the purpose of computing the percentage ownership of that person. Hut 8 did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. For purposes of the table below, any right to acquire beneficial ownership that would only vest or otherwise become effective within 60 days due to the consummation of the Business Combination (among other possible triggers) and not due to the mere passage of time has been excluded.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is Hut 8 Mining Corp., Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8. The information provided in the table is based on Hut 8’s records, information filed with the SEC and information provided to Hut 8, except where otherwise noted.
	Amount and Nature of Beneficial Ownership
Directors and Executive Officers:	Number of Shares Beneficially Owned	Approximate Percentage of Shares Beneficially Owned
Rick Rickertsen(1)	55,402	*
Bill Tai(2)	811,566	*
Alexia Hefti(3)	68,515	*
Joseph Flinn(4)	245,088	*
Jaime Leverton	766,628	*
Shenif Visram	—	*
Erin Dermer(5)	42,507	*
James Beer	30,064	*
Suzanne Ennis	105,365	*
Joshua Rayner	10,004	*
Aniss Amdiss	36,819	*
5% of Greater Shareholders (other than directors and executive officers):
N/A	N/A	N/A

*
Represents beneficial ownership or voting power of less than one percent (1%).

(1)
Includes 55,402 Hut 8 DSUs that are redeemable within 60 days of July 12, 2023.

(2)
Includes 122,280 Hut 8 DSUs that are redeemable within 60 days of July 12, 2023.

(3)
Includes 68,515 Hut 8 DSUs that are redeemable within 60 days of July 12, 2023.

(4)
Includes (i) 122,280 Hut 8 DSUs that are redeemable within 60 days of July 12, 2023 and (ii) 115,000 Hut 8 common shares underlying options to acquire Hut 8 common shares exercisable within 60 days of July 12, 2023.

(5)
Includes 30,000 Hut 8 RSUs that are vesting within 60 days of July 12, 2023.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF USBTC
The following table sets forth certain information with respect to the beneficial ownership of USBTC voting securities as of July 10, 2023 for:
•
each of USBTC’s directors;

•
each of USBTC’s executive officers;

•
all of USBTC’s current directors and executive officers as a group; and

•
each person or group known by USBTC to be the beneficial owner of more than 5% of USBTC’s common stock or preferred stock.

USBTC has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to its securities. Unless otherwise indicated below, to USBTC’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all of the shares that they beneficially owned, subject to community property laws where applicable.
The percentage of ownership of each individual or entity below is based on 64,313,999 USBTC shares issued and outstanding as of July 10, 2023, which is comprised of 45,696,749 issued and outstanding shares of USBTC common stock and 18,617,250 issued and outstanding shares of USBTC preferred stock (assuming that every outstanding share of preferred stock has been converted to common stock at a one-to-one ratio). USBTC has deemed shares of its common stock subject to stock options that are currently exercisable or exercisable within sixty (60) days of July 10, 2023 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. USBTC did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. For purposes of the table below, any right to acquire beneficial ownership that would only vest or otherwise become effective within 60 days due to the consummation of the Business Combination (among other possible triggers) and not due to the mere passage of time has been excluded.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o U.S. Data Mining Group, Inc., 1221 Brickell Ave, Ste 900, Miami, Florida 33131. The information provided in the table is based on USBTC’s records and information provided to USBTC, except where otherwise noted. Unless otherwise noted, such shares held are shares of USBTC common stock.
	Amount and Nature of Beneficial Ownership
Directors and Executive Officers:	Number of Shares Beneficially Owned	Approximate Percentage of Total Voting Power
Michael Ho(1)	8,371,000	13.0%
Asher Genoot(2)	4,926,818	7.7%
Joel Block(3)	160,000	*
Matthew Prusak(4)	179,648	*
Stanley O’Neal(5)	73,707	*
Mayo A. Shattuck III(6)	135,124	*
Jonathan Koch(7)	53,374	*
Amy Wilkinson(8)	30,500	*
All Directors and Executive Officers as a Group (8 persons)	13,930,171	21.5%
5% of Greater Shareholders (other than directors and executive officers):
Mario Germano Giuliani(9)	5,858,531	9.1%
Anna Kudrjasova(10)	5,498,250	8.5%
Jordan Levy(11)	6,071,196	9.4%

*
Represents beneficial ownership or voting power of less than one percent (1%).

(1)
Represents 8,371,000 shares of common stock.

(2)
Represents (i) 4,533,068 shares of USBTC common stock held directly by Mr. Genoot and (ii) 393,750 shares of USBTC common stock held in a qualified retirement account for the benefit of Mr. Genoot.

(3)
Consists of (i) 31,500 shares of USBTC series A preferred stock held by Bubs, LLC and (ii) 128,500 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023. Mr. Block maintains voting and dispositive power over the shares owned by Bubs, LLC and thus may be deemed to beneficially own such shares. Mr. Block disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(4)
Consists of (i) 8,000 shares of USBTC series A preferred stock held by Mr. Prusak and (ii) 171,648 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(5)
Consists of 73,707 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(6)
Consists of (i) 63,000 shares of USBTC common stock (ii) 18,250 shares of USBTC series B preferred stock and (iii) 53,874 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(7)
Consists of 53,374 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(8)
Consists of 30,500 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(9)
Represents (i) 4,084,750 shares of USBTC Series B preferred stock held by MGG Strategic SICAF SIF (“NOGRA”), (ii) 1,508,750 shares of USBTC common stock held by NOGRA, (iii) 209,250 shares of USBTC common stock held by Avara Management Ltd and (iv) 55,781 shares of USBTC common stock underlying options to acquire USBTC common stock held by Mr. Giuliani exercisable within 60 days of July 10, 2023. Mr. Giuliani maintains voting and dispositive power over the shares owned by NOGRA and Avara Management Ltd. and thus may be deemed to beneficially own such shares. Mr. Giuliani disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. Mr. Giuliani’s address is 18 Avenue de la Porte-Neuve, L-2227 Luxembourg.

(10)
Represents (i) 5,498,250 shares of USBTC common stock held by Anaya Capital Corp. Ms. Kudrjasova maintains sole voting and dispositive power over the shares owned by Anaya Capital Corp. and thus may be deemed to beneficially own such shares. Ms. Kudrjasova disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein. Ms. Kudrjasova’s address is 1202, Al Barsha Heights, Teacom, Dubai Marina, Dubai, United Arab Emirates.

(11)
Represents (i) 902,250 shares of USBTC common stock held by Mr. Levy directly, (ii) 5,027,750 shares of USBTC series A preferred stock held by JHS Bitcoin Mining LLC and (iii) 141,916 shares of USBTC common stock underlying options to acquire USBTC common stock held by Mr. Levy exercisable within 60 days of July 10, 2023. Mr. Levy maintains sole voting and dispositive power over the shares owned by JHS Bitcoin Mining LLC and thus may be deemed to beneficially own such shares. Mr. Levy disclaims beneficial ownership of the securities held by JHS Bitcoin Mining LLC, except to the extent of his pecuniary interest therein. Mr. Levy’s address is 1 Seneca Tower, Suite 2400, Buffalo, New York, 14203.

APPRAISAL AND DISSENTER’S RIGHTS
Any USBTC stockholder who does not vote in favor of or consent to the Merger will have the right to dissent from the Merger and, in lieu of receiving the merger consideration for such shares provided under the Business Combination Agreement, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s shares, but only if the stockholder (1) delivers to USBTC a statement of intent (as defined in NRS 92A.095) by the date specified in the advance notice statement (as defined in NRS 92A.006) provided in connection with the approval by the USBTC stockholders of the Merger by written consent, (2) demands payment, pursuant to NRA 92A.440, in accordance with a dissenter’s notice sent by USBTC, and (3) otherwise complies with all applicable requirements of under NRS 92A.300 through NRS 92A.500, inclusive. If USBTC and a former stockholder that remains entitled to and properly asserts dissenter’s rights cannot agree on as to the fair value, USBTC must then commence a proceeding in Nevada state district court to determine the fair value, which may be more than, equal to, or less than the value of the merger consideration for such shares provided under the Business Combination Agreement. There is no right of dissent with respect to any share of USBTC stock that was not issued and outstanding on the date of the first announcement to the news media or to the USBTC stockholders of the terms of the Merger.
ANY USBTC STOCKHOLDER WHO WISHES TO EXERCISE DISSENTER’S RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE NEVADA DISSENTER’S RIGHTS STATUTES, AND ALL DOCUMENTATION AND MATERIALS PROVIDED BY USBTC IN CONNECTION WITH OBTAINING USBTC STOCKHOLDER APPROVAL OF THE BUSINESS COMBINATION BY WRITTEN CONSENT, BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES, IF A STOCKHOLDER CONSIDERS EXERCISING DISSENTER’S RIGHTS, SUCH STOCKHOLDER IS ENCOURAGED TO SEEK THE ADVICE OF SUCH STOCKHOLDER’S LEGAL COUNSEL.
EXPERTS
The consolidated financial statements of Hut 8 and subsidiaries as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of Raymond Chabot Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of U.S. Data Mining Group, Inc. and subsidiaries as of June 30, 2022 and 2021 and for the year ended June 30, 2022 and the period from December 4, 2020 (inception) to June 30, 2021 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and contains an explanatory paragraph relating to a restatement of the Statement of Cash Flows for the year ended June 30, 2022) and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of TZRC LLC as of December 31, 2021 and for the period from inception through December 31, 2021 have been audited by LJ Soldinger Associates, LLC, an independent registered public accounting firm, as stated in their report thereon and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
Certain legal matters will be passed upon for Hut 8 by Bennett Jones LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters, and on behalf of USBTC by Stikeman Elliott LLP with respect to Canadian legal matters and by Greenberg Traurig, LLP with respect to U.S. legal matters and the legality of the New Hut common stock offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
New Hut has filed with the SEC a registration statement on Form S-4 under the Securities Act of which this prospectus forms a part, which registers the New Hut common shares to be issued to USBTC stockholders in connection with the Merger. The registration statement, including the attached exhibits, contains additional relevant information about New Hut and its common shares. The rules and regulations of the SEC allow certain information included in the registration statement to be omitted from this prospectus.
Hut 8 is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act. You may read and copy the information filed with, or furnished to, the SEC by Hut 8 at the SEC’s public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports and other information about issuers, including those filed by Hut 8, atwww.sec.gov.
Hut 8 also files reports, statements and other information with the Canadian provincial and territorial securities regulatory authorities. Hut 8’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.
USBTC does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
This prospectus is part of a registration statement on Form S-4 that New Hut has filed with the SEC. You should rely only on the information contained in or incorporated by reference into this prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is not lawful to make any such offer or solicitation.
The SEC allows Hut 8 to incorporate by reference the information it files with the SEC into the registration statement of which this prospectus forms a part, which means that we can disclose important information to you by referring you to those documents. The information that is incorporated by reference is considered to be part of this prospectus.
We incorporate by reference into this prospectus the following documents (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•
Hut 8’s annual report on Form 40-F for the fiscal year ended December 31, 2022, filed by Hut 8 with the SEC on March 9, 2023;

•
Hut 8’s Management’s Discussion and Analysis and Unaudited Consolidated Financial Statements included in Hut 8’s Report of Foreign Private Issuer on Form 6-K for three months ended March 31, 2023 and 2022, filed with the SEC on May 11, 2023;

•
The audit report of Raymond Chabot Grant Thornton LLP, dated March 8, 2023, on the Consolidated Financial Statements of Hut 8 as of December 31, 2022 and 2021, included in Hut 8’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 18, 2023;

•
Hut 8’s Management’s Discussion and Analysis and Unaudited Consolidated Financial Statements included in Hut 8’s Report of Foreign Private Issuer on Form 6-K for the three and six months ended June 30, 2022 and 2021, filed with the SEC on August 11, 2022; and

•
Hut 8’s Management Information Circular included in Hut 8’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on June 6, 2022.

Reports and other information that Hut 8 files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the termination of the offering hereunder will also be deemed incorporated by reference hereunder, including any reports or amended reports on Forms 40-F, 20-F, 10-K and 10-Q. In addition, any current reports on Form 6-K furnished by Hut 8 to the SEC from the date of this prospectus until the termination of the offering hereunder will be deemed incorporated by reference hereunder only to the extent indicated on the cover page thereof.
Any statements in any such future filings will automatically be deemed to modify and supersede any information included in, or incorporated by reference into, this prospectus to the extent that statements in the later-filed document modify or replace such earlier statements.
If you make a request, orally or in writing, for any information that has been incorporated by reference into this prospectus but not delivered with this prospectus, Hut 8 will provide you, without charge, a copy of any or all of that information. Requests for this information should be submitted in writing to the Corporate Secretary of Hut 8 at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, or by telephone at 647-256-1992.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF USBTC
Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2023 and June 30, 2022 (Unaudited)	F-2
Condensed Consolidated Statements of Operations for the nine months ended March 31, 2023 and 2022 (restated) (Unaudited)	F-3
Condensed Consolidated Statements of Stockholders’ Equity for the nine months ended March 31, 2023 and 2022 (restated) (Unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2023 and 2022 (restated) (Unaudited)	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Balance Sheets as of June 30, 2022 and June 30, 2021	F-36
Consolidated Statements of Operations for the fiscal year ended June 30, 2022 and for the period from December 4, 2020 (inception) to June 30, 2021	F-37
Consolidated Statements of Stockholders’ Equity for the fiscal year ended June 30, 2022 and for the period from December 4, 2020 (inception) to June 30, 2021	F-38
Consolidated Statements of Cash Flows for the fiscal year ended June 30, 2022 (restated) and for the period from December 4, 2020 (inception) to June 30, 2021	F-39
Notes to Consolidated Financial Statements	F-40

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets — Unaudited
(in thousands, except share and per share data)
	March 31, 2023	June 30, 2022
ASSETS
Current assets
Cash	$8,670	$21,067
Accounts receivable, net	162	1,168
Prepaid expenses and other current assets	5,538	13,998
Cryptocurrency, net	1,004	847
Total current assets	15,374	37,080
Long-term assets
Deposits on miners	8,194	82,042
Property and equipment, net	66,434	117,258
Investment in unconsolidated joint venture	97,475	—
Intangible assets, net	5,691	—
Right-of-use assets	580	2,350
Other deposits	277	6,295
Total long-term assets	178,651	207,945
Total assets	$194,025	$245,025
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,219	$6,274
Accrued expenses	2,287	858
Other current liabilities	601	478
Deferred revenue	441	14,839
Notes payable, current portion	—	77,215
Lease liability, current portion	386	496
Total current liabilities	6,934	100,160
Long-term liabilities
Notes payable, less current portion	155,906	51,061
Lease liability, less current portion	1,044	1,907
Deposit liability	—	1,322
Deferred tax liability	1,395	2,972
Total long-term liabilities	158,345	57,262
Total liabilities	165,279	157,422
Commitments and contingencies (Note 16)
Stockholders’ equity
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	24,899	24,899
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	61,067	61,067
Series B-1 preferred stock, par value $0.00001; 3,750,000 shares authorized; 793,250 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	12,537	12,537
Common stock, $0.00001 par value; 125,000,000 shares authorized; 45,696,749 and 43,122,500 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	—	—
Additional paid-in capital	35,054	29,987
Accumulated deficit	(104,811)	(40,887)
Total stockholders’ equity	28,746	87,603
Total liabilities and stockholders’ equity	$194,025	$245,025
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations — Unaudited
(in thousands, except share and per share data)
	Nine Months Ended March 31,
	2023	2022
		(restated)
Revenue:
Cryptocurrency mining, net	$33,389	$47,147
Mining equipment sales	3,635	—
Management fees	4,453	—
Cost reimbursements	3,674	—
Hosting services	16,480	58
Total revenue	61,631	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504
Mining equipment	3,112	—
Depreciation and amortization	14,715	5,458
General and administrative	20,704	21,671
Impairment of cryptocurrency	2,835	12,019
Realized gain on sale of cryptocurrency	(3,573)	—
Impairment of long-lived assets	63,574	—
Total costs and expenses	131,253	52,652
Operating loss	(69,622)	(5,447)
Other income (expense):
Interest expense	(22,278)	(3,401)
Equity in earnings of unconsolidated joint venture	2,774	—
Gain on debt extinguishment	23,683	—
Total other income (expense)	4,179	(3,401)
Loss before income tax benefit	(65,443)	(8,848)
Income tax benefit	1,519	2,332
Net loss	$(63,924)	$(6,516)
Basic and diluted net loss per share	$(1.51)	$(0.19)
Basic and diluted weighted average number of shares outstanding	42,281,945	34,394,667
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity — Unaudited
(in thousands, except share data)
	Nine Months Ended March 31, 2023
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of June 30, 2022	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	43,122,500	$—	$29,987	$(40,887)	$87,603
Issuance of common stock	—	—	—	—	—	—	2,960,000	—	770	—	770
Cancellation of restricted stock awards	—	—	—	—	—	—	(1,441,913)	—	641	—	641
Stock-based compensation	—	—	—	—	—	—	1,056,162	—	3,656	—	3,656
Net loss	—	—	—	—	—	—	—	—	—	(63,924)	(63,924)
Balance as of March 31, 2023	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	45,696,749	$—	$35,054	$(104,811)	$28,746
	Nine Months Ended March 31, 2022 (restated)
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of June 30, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	$—	$20,307	$(9,084)	$35,871
Rescission of preferred stock	(31,500)	(100)	—	—	—	—	—	—	—	—	(100)
Issuance of preferred stock, net of offering costs	—	—	10,000,000	61,067	770,750	12,180	—	—	—	—	73,247
Transfer of shares subject to registration to permanent equity	110,250	351	—	—	—	—	656,250	—	504	—	855
Cancellation of restricted stock award	—	—	—	—	—	—	(250,000)	—	—	—	—
Stock-based compensation (Restated)	—	—	—	—	—	—	3,339,500	—	7,435	—	7,435
Net loss (Restated)	—	—	—	—	—	—	—	—	—	(6,516)	(6,516)
Balance as of March 31, 2022 (Restated)	7,824,000	$24,899	10,000,000	$61,067	770,750	$12,180	43,122,500	$—	$28,246	$(15,600)	$110,792
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows — Unaudited
(in thousands)
	Nine Months Ended March 31,
	2023	2022
		(restated)
Cash flows from operating activities
Net loss	$(63,924)	$(6,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,715	5,458
Impairment of long-lived assets	63,574	—
Amortization of right-of-use assets	252	273
Stock-based compensation	4,297	7,435
Equity in earnings of unconsolidated joint venture	(2,774)	—
Distributions of earnings from unconsolidated joint venture	4,500	—
Revenue, net – cryptocurrency mining	(33,389)	(47,147)
Impairment of cryptocurrency	2,835	12,019
Realized gain on sale of cryptocurrencies	(3,573)	—
Deferred tax assets and liabilities	(1,577)	(2,332)
Gain on debt extinguishment	(23,683)	—
Amortization of debt discount	1,749	279
Paid-in-kind interest expense	15,886	—
Changes in assets and liabilities:
Accounts receivable, net	1,006	(59)
Prepaid expenses and other current assets	6,783	(2,294)
Other deposits	3,518	(4,410)
Accounts payable	(730)	2,995
Accrued expenses	1,121	(70)
Other liabilities	(1,199)	2,137
Deferred revenue	(14,398)	14,034
Lease liability	(325)	(238)
Net cash used in operating activities	(25,336)	(18,436)
Cash flows from investing activities
Proceeds from sale of cryptocurrency	33,970	—
Deposits on miners	(11,900)	(83,378)
Purchases of property and equipment	(3,103)	(28,720)
Proceeds from sale of property and equipment	178	—
Investment in unconsolidated joint venture	(10,000)	—
Net cash provided by (used in) investing activities	9,145	(112,098)
Cash flows from financing activities
Proceeds from notes payable	14,240	97,799
Repayments of notes payable	(9,213)	(4,393)
Repayments of notes payable – related parties	—	(1,250)
Debt issuance costs paid	(1,233)	(2,058)
Proceeds from the issuance of preferred stock	—	73,430
Preferred stock offering costs paid	—	(183)
Payment for preferred stock rescission	—	(100)
Net cash provided by financing activities	3,794	163,245
Net increase (decrease) in cash	(12,397)	32,711
Cash at beginning of period	21,067	6,718
Cash at end of period	$8,670	$39,429
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$5,542	$3,044
Cash paid for income taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of deposits on miners to property and equipment	$64,995	$48,114
Reclassification of property and equipment to mining equipment held for sale	—	$10,630
Reclassification of property and equipment to other current assets	$—	$189
Note payable assumed in investment in unconsolidated joint venture, at fair value	$95,101	$—
Intangible assets assumed in investment in unconsolidated joint venture, at fair value	$5,900	$—
Debt proceeds not yet received included in other current assets	$8,558	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,262
Cancellation of lease	$648	$—
Mining revenue in prepaids and other current assets	$125	$—
Deposits on miners in accounts payable	$—	$1,182
Property and equipment in accrued expenses	$308	$—
Property and equipment in accounts payable	$36	$5,654
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1.   Organization
Nature of operations and corporate information:
U.S. Data Mining Group, Inc. (d/b/a “US BITCOIN”) and Subsidiaries (collectively, the “Company”) operates cryptocurrency mining operations, which utilize specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips, designed around the 256-bit secure hashing algorithm (“SHA-256”), to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards.
As of March 31, 2023, the Company operated approximately 217,000 miners across five locations, with access to approximately 760 megawatts (“MW”) of electricity, via the Company’s cryptocurrency mining, hosting and managed infrastructure operations. The Company owns and operates a bitcoin mining facility in Niagara Falls, New York with current access to approximately 40 MW of electricity. The Company also owns a 50% interest in a joint venture with a leading North American energy company (the “JV”). The JV owns a bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity (the “Echo Site”). The Company is also the site operator for three bitcoin mining sites. The first site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity. The second site is located in Granbury, Texas and has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the JV, which has access to approximately 280 MW of electricity. The fourth site is located in Pecos, Texas and has access to approximately 40 MW of electricity.
In March 2022, the Company launched new business lines for Mining Equipment Sales and for providing Hosting Services to its mining customers. In November 2022, the Company launched its Managed Infrastructure Operations business line in which it provides day-to-day management, support and administrative functions of operating bitcoin mining datacenters owned or leased by third-party or related party customers.
As mentioned above, one of the Company’s subsidiaries acquired a 50% membership interest in a JV named TZRC LLC (“TZRC”). The Company’s subsidiary assumed a property management agreement (“PMA”) with TZRC and a senior secured promissory note (the “TZRC Secured Promissory Note”) related to the JV. See Notes 9 and 10 for further discussion of the investment and assumed PMA and TZRC Secured Promissory Note, respectively.
The Company was incorporated in the state of Nevada on December 4, 2020. The Company’s wholly owned subsidiaries include U.S. Data Technologies Group Ltd., which was incorporated in the state of Delaware on December 4, 2020, U.S. Data Lone Star, Inc. (f/k/a U.S. Data PP, Inc.), U.S. Data Falls, Inc. (f/k/a U.S. Data Machines 1, Inc.) and U.S. Data Machines 2, Inc., which were incorporated in the state of Nevada on December 4, 2020, Pecos Data Technologies, LLC, which was organized in the state of Nevada on January 18, 2022, USMIO Charlie LLC, USMIO Delta LLC, and USMIO Echo LLC, which were organized in the state of Delaware on November 1, 2022, US Data King Mountain LLC, which was organized in the state of Nevada on November 15, 2022, and US Data Guardian LLC, which was organized in the state of Nevada on January 23, 2023.
Mining equipment
As of March 31, 2023, the Company owned approximately 26,900 miners.
On September 15, 2021, the Company entered into an agreement to purchase 18,000 model M30S miners with Super Acme Technology Limited (“Acme”). The total purchase commitment is for approximately $54.8 million and delivery of the miners began in January 2022 and is expected to continue through April 2023. As of March 31, 2023, the Company paid a total of approximately $42.4 million in deposits.
On March 10, 2022, the Company entered into an agreement with Acme to purchase 30,000 miners from their model M30 fleet of products. The initial total purchase commitment is for approximately $126.1 million.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Delivery of the miners began in August 2022, and is expected to continue through June 2023. As of March 31, 2023, the Company paid a total of approximately $66.2 million in deposits.
Business Combination Agreement
On February 6, 2023, the Company and Hut 8 Mining Corp. (“Hut 8”) entered into a Business Combination Agreement under which under which the companies will combine in an all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut” or the “Combined Company”) and will be a U.S.-domiciled entity. Pursuant to the Business Combination Agreement, stockholders of USBTC will receive, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock. Upon consummation of the Transaction, existing Hut 8 shareholders and USBTC stockholders will each collectively own, on a fully-diluted in the money basis, approximately 50% each of the stock of the Combined Company. Following completion of the Transaction, Hut 8 and USBTC will each become wholly-owned subsidiaries of New Hut. The Transaction is expected to close in the third quarter of calendar year ending December 31, 2023, subject to satisfaction of the closing conditions under the Business Combination Agreement.
Stock Split
On September 1, 2022, the Company’s Board of Directors authorized a stock split of its common stock, par value $0.00001 per share, and its preferred stock, par value $0.00001, at a ratio of 250-for-1 (the “2022 Stock Split”). As a result of the 2022 Stock Split, (i) every 1 share of the issued and outstanding common stock and preferred stock were automatically converted into 250 newly issued and outstanding shares of common stock and preferred stock, respectively, without any change in the par value per share, and (ii) the number of authorized shares of common stock and preferred stock outstanding was proportionally increased. Shares of common stock underlying outstanding stock options and other equity instruments convertible into common stock were proportionately increased and the respective exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. Fractional shares, if any, resulting from the 2022 Stock Split were rounded up to the nearest whole share, and all shares of common stock and preferred stock (including fractions thereof) issuable upon the 2022 Stock Split to a given stockholder were aggregated for the purpose of determining whether the Stock Split would result in the issuance of a fractional share. Conversion terms on the Company’s preferred stock were not changed. Preferred stock continues to convert on a one to one basis for common stock.
All of the Company’s historical share and per share information related to issued and outstanding common stock, issued and outstanding preferred stock and outstanding options exercisable for common stock in these unaudited condensed consolidated financial statements have been adjusted, on a retroactive basis, to reflect the 2022 Stock Split. See Note 13.
Note 2.   Restatement of Consolidated Financial Statements
Restatement Background
Certain of the Company’s previously issued interim unaudited financial statements should no longer be relied upon and a restatement is required for these previously issued interim unaudited financial statements. The Unaudited Condensed Nine Months Ended March 31, 2023 Consolidated Financial Statements include restated Unaudited Condensed Nine Months Ended March 31, 2022 Consolidated Financial Statements.
Restatement of financial information and prior periods presented was necessary to correct for the following: (i) Stock-based Compensation and (ii) the income tax adjustments due to the aforementioned error. See below for presentation of restated unaudited nine months ended March 31, 2022 Consolidated Financial Statements.
Stock-based Compensation
The Company corrected its previous conclusion related to the vesting of performance based restricted stock units. The Company previously determined certain restricted stock units had vested based on an

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
interpretation of certain performance clauses contained in certain employee’s employment agreements. It was subsequently determined that the units’ performance criteria were not met and the Company reversed the related stock-based compensation expense associated with the vesting of these restricted stock units.
Income Tax Adjustments
As a result of the adjustment to the restated financial statements presented, our income tax benefit decreased by approximately $0.01 million for the nine months ended March 31, 2022, primarily due to changes in deferred taxes.
The following tables present the impacts of the restatement adjustments as described above. Restated Unaudited Consolidated Statement of Stockholders’ Equity is not presented as all impacted items on those statements, net loss, accumulated deficit and total stockholders’ equity, are presented within the following tables. This information has been prepared on the same basis as the Unaudited Consolidated Financial Statements and includes all adjustments necessary to state fairly the information for the period presented, which management considers necessary for a fair presentation when read in conjunction with the Unaudited Consolidated Financial Statements and notes.
Remainder of page left blank

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheet
	As of March 31, 2022
	As Reported	Restatement Adjustments	As Restated
ASSETS
Current assets
Cash	$39,429	$—	$39,429
Accounts receivable, net	59	—	59
Mining equipment held for sale, net	10,630	—	10,630
Prepaid expenses and other current assets	2,530	—	2,530
Cryptocurrency, net	38,146	—	38,146
Total current assets	90,794	—	90,794
Long-term assets
Deposits on miners	56,534	—	56,534
Property and equipment, net	73,137	—	73,137
Right-of-use assets	2,469	—	2,469
Other deposits	8,190	—	8,190
Deferred tax assets	4,428	1	4,429
Total long-term assets	144,758	1	144,759
Total assets	$235,552	$1	$235,553
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,146	$—	$10,146
Accrued expenses	1,454	—	1,454
Other cunent liabilities	940	—	940
Deferred revenue	14,034	—	14,034
Notes payable, current portion	33,562	—	33,562
Lease liability, current portion	486	—	486
Total current liabilities	60,622	—	60,622
Long-term liabilities
Notes payable. less current portion	60,908	—	60,908
Lease liability, less current portion	2,034	—	2,034
Deposit liability	1,197	—	1,197
Total long-term liabilities	64,139	—	64,139
Total liabilities	124,761	—	124,761
Commitments and contingencies
Stockholders’ equity
Series A preferred stock	24,899	—	24,899
Series B preferred stock	61,067	—	61,067
Series B-1 preferred stock	12,180	—	12,180
Common stock	—	—	—
Additional paid-in capital	29,852	(1,606)	28,246
Accumulated deficit	(17,207)	1,607	(15,600)
Total stockholders’ equity	110,791	1	110,792
Total liabilities and stockholders’ equity	$235,552	$1	$235,553

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Statement of Operations
	Nine Months Ended March 31, 2022
	As Reported	Restatement Adjustments	As Restated
Revenue:
Cryptocurrency mining, net	$47,147	$—	$47,147
Hosting services	58	—	58
Total revenue	47;205	—	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	13,504	—	13,504
Depreciation and amortization	5,458	—	5,458
General and administrative	23,277	(1,606)	21,671
Impairment of cryptocurrency	12,019	—	12,019
Total costs and expenses	54,258	(1,606)	52,652
Operating loss	(7,053)	1,606	(5,447)
Other income (expense):
Interest expense	(3,401)	—	(3,401)
Total other incume (expense)	(3,401)	—	(3,401)
Loss before income tax benefit	(10,454)	1,606	(8,848)
Income tax benefit	2,331	1	2,332
Net loss	$(8,123)	$1,607	$(6,516)
Basic and diluted net loss per share	$(0.24)	$0.05	$(0.19)
Basic and diluted weighted average number of shares outstanding	34,399,750	34,399,750	34,399,750
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Statement of Cash Flows
	Nine Months Ended March 31, 2022
	As Reported	Restatement Adjustments	As Restated
Cash flows from operating activities
Net loss	$(8,123)	$1,607	$(6,516)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,458	—	5,458
Amortization of right-of-use assets	273	—	273
Stock-based compensation	9,041	(1,606)	7,435
Impairment of cryptocurrency	12,019	—	12,019
Deferred tax assets	(2,331)	(1)	(2,332)
Amortization of debt discount	279	—	279
Changes in assets and liabilities:
Cryptocurrency mined	(47,147)	—	(47,147)
Accounts receivable, net	(59)	—	(59)
Prepaid expenses and other current assets	(2,294)	—	(2,294)
Other deposits	(4,410)	—	(4,410)
Accounts payable	2,995	—	2,995
Accrued expenses	(70)	—	(70)
Other liabilities	2,137	—	2,137
Deferred revenue	14,034	—	14,034
Lease liability	(238)	—	(238)
Net cash used in operating activities	(18,436)	—	(18,436)
Cash flows from investing activities
Deposits on miners	(83,378)	—	(83,378)
Purchases of property and equipment	(28,720)	—	(28,720)
Net cash used in investing activities	(112,098)	—	(112,098)
Cash flows from financing activities
Proceeds from notes payable	97,799	—	97,799
Repayments of notes payable	(4,393)	—	(4,393)
Repayments of notes payable – related parties	(1,250)	—	(1,250)
Debt issuance costs paid	(2,058)	—	(2,058)
Proceeds from the issuance of preferred stock	73,430	—	73,430
Preferred stock offering costs paid	(183)	—	(183)
Payment for preferred stock rescission	(100)	—	(100)
Net cash provided by financing activities	163,245	—	163,245
Net increase (decrease) in cash	32,711	—	32,711
Cash at beginning of period	6,718	—	6,718
Cash at end of period	$39,429	$—	$39,429

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 3.   Liquidity and Financial Condition
The Company has experienced losses since inception. As of March 31, 2023, the Company had cash of $8.7 million, operating cash flows of ($25.3) million, working capital of $8.4 million, total stockholders’ equity of $28.7 million and an accumulated deficit of $104.8 million. To date, the Company has, in large part, relied on equity and debt financings to fund its operations. The Company believes its current cash on hand and subsequent equity and debt financings will be sufficient to meet its operating and capital requirements for at least the next twelve months from the date these unaudited condensed consolidated financial statements are issued.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $61.1 million from sales of 10,000,000 shares of its Series B preferred stock, $0.00001 par value.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $12.5 million from sales of 793,250 shares of its Series B-1 preferred stock, $0.00001 par value.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021, to include approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. The $66.8 million includes multiple tranches, which mature on June 25, 2023 or December 25, 2023. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only. For the nine months ended March 31, 2023, approximately $4.2 million of gross proceeds had been received under the MEFA and Amended MEFA. For the fiscal year ended June 30, 2022, approximately $86.1 million of gross proceeds had been received under the MEFA and Amended MEFA.
In February 2023, the Company settled its outstanding Amended MEFA promissory notes of approximately $95.4 million. As part of the settlement and extinguishment, the Company exchanged assets from its location in Pecos, Texas and recorded a gain on extinguishment of debt of approximately $23.7 million, which is included in the Company’s condensed unaudited consolidated statements of operations. See Note 11.
On March 31, 2022 and April 26, 2022, the Company entered into equipment loan and security agreements (“ELSAs”) with a financing company in the amount of approximately $25.0 million each, which the Company used to fund the acquisition of additional miners. The ELSAs bear interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The March 2022 and April 2022 financings are secured by a first priority security interest in approximately 5,900 miners and 5,800, respectively, which will be purchased from Acme as part of the purchase commitments mentioned below.
In February 2023, the Company restructured all of its obligations relating to the ELSA’s (“Anchorage Loan”). See Note 11.
During the nine months ended March 31, 2023, the Company paid approximately $4.7 million against its MEFA and ELSA notes payable.
On December 6, 2022, the Company, entered into a $10.0 million promissory note with a third party. The promissory note supersedes the previous arrangement between the Company and third party, entered into in September 2022, pursuant to which funds received had been recorded as a subscription received in advance (current liability) as of September 30, 2022. See Note 11.
On December 6, 2022, the Company acquired a non-controlling 50% ownership interest in TZRC, a joint venture with a large power provider, upon payment of $10 million in cash, and assumed the “TZRC Secured Promissory Note with an estimated fair value of approximately $95.1 million, and PMA with an estimated fair

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
value of approximately $5.9 million. TZRC operates a bitcoin mining farm and both self-mines and provides a hosting service for third-party miners. See Notes 10 and 11.
During the fiscal year ended June 30, 2022, the Company paid approximately $9.3 million against its MEFA and ELSA notes payable.
During the fiscal year ended June 30, 2022, the Company paid approximately $1.3 million in complete satisfaction of its related party notes payable. Secured promissory notes with various related parties had been entered into between December 4, 2020 (inception) through January 5, 2021, and had been subsequently amended. All related party notes were paid in full, including interest, on or prior to October 1, 2021.
Note 4.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results. Amounts are in thousands except for share, per share and miner amounts.
The results in the unaudited condensed consolidated statements of operations are not necessarily indicative of results to be expected for the fiscal year ending June 30, 2023 or for any future interim period. The unaudited condensed consolidated financial statements do not include all the information and notes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2022 (restated), and notes thereto.
Principles of consolidation
These unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Consolidated subsidiaries’ results are included from the date the subsidiary was formed or acquired. Intercompany balances and transactions have been eliminated in consolidation.
Unconsolidated investments in which the Company does not have a controlling interest but does have significant influence are accounted for as equity method investments, with earnings recorded in other expense. These investments are included in long-term assets and the Company’s proportionate share of income or loss is included in other expense.
Use of estimates
The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to revenue recognition, impairments of cryptocurrency, long-lived assets and intangible assets, income taxes and stock-based compensation. In addition, management uses assumptions when utilizing the Black-Scholes and other option valuation models to calculate the fair value of granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Significant Accounting Policies
For a detailed discussion about the Company’s significant accounting policies, see the Company’s June 30, 2022 (restated), consolidated financial statements.
Fair Value Measurements
The Company’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820,Fair Value Measurements and Disclosures which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of the Company’s remaining notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to the Company.
The Company determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for bitcoin.
In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, the Company estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets.
The following table presents information about the Company’s assets and liabilities measured at fair value on a nonrecurring basis and the Company’s estimated level within the fair value hierarchy of those assets and liabilities as of March 31, 2023:

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
	Fair value measured at March 31, 2023
(in thousands)	Total carrying value at March 31, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cryptocurrency, net	$1,004	$1,004	$—	$—
For cryptocurrency, in determining the fair value of its cryptocurrency, the Company uses quoted prices as determined by the Company’s principal market. See the Company’s cryptocurrency accounting policy below.
Cryptocurrency, net
Cryptocurrency (bitcoin) is included in current assets in the accompanying unaudited condensed consolidated balance sheets due to the Company’s ability to sell it in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations or for treasury management when needed.
Cryptocurrency received by the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually. The Company measures for impairment on a daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by the Company’s principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the unaudited condensed consolidated statements of operations. The Company’s policy is to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Investment in Equity Investees
The Company accounts for its investment in equity investees in accordance with ASC Topic 323, “Investments — Equity Method and Joint Ventures” (“ASC 323”). The Company accounts for its investment in TZRC LLC (“TZRC”) under ASC 323 because the Company has the ability to exercise significant influence, but not control, over the investee. See Note 10 for additional information on the equity method investment entity. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of an investee of between 20 percent and 50 percent, or an ownership interest greater than three to five percent in certain partnerships, unincorporated joint ventures and limited liability companies, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, an investment in the unconsolidated investee is generally initially measured and recorded at cost.
The Company recorded its investment in TZRC based upon the fair value of the consideration transferred which was determined to be its cost. The Company’s investment is subsequently adjusted to recognize its share of net income or losses as they occur. The Company also adjusts its investment upon receipt of a distribution from an equity investee, which is accounted for as a distribution-in-kind that is measured as of time of receipt. The Company’s share of the investees’ earnings or losses is recorded, net of taxes, within equity in earnings (losses) of unconsolidated joint venture on the Company’s unaudited condensed consolidated statements of operations. Additionally, the Company’s interest in the net assets of its equity method investee is reflected on its unaudited condensed consolidated balance sheets. If, upon the Company’s acquisition of the investment, there is any difference between the cost of the investment and the amount of the underlying equity in the net

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
assets of the investee, the difference is required to be accounted for as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on the Company’s proportionate share of the investee’s net income or loss. If the Company is unable to relate the difference to specific accounts of the investee, the difference should be considered goodwill.
The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, success of the mining operations and the overall health of the investee’s industry), then the Company would record a write-down to the estimated fair value. No impairment of the Company’s investment in TZRC was recorded for the nine months ended March 31, 2023.
Property and equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally four to five years for miners and mining equipment, three years for vehicles and two years for machinery and facility equipment. Estimated useful lives for leasehold improvements are the lesser of the estimated useful life of the asset or the life of the term of the lease. Land improvements are depreciated using the straight-line method over a fifteen-year life. Construction in progress is not depreciated until the work is completed and the assets placed in service. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s unaudited condensed consolidated balance sheets with the resulting gain or loss, if any, reflected in the Company’s unaudited condensed consolidated statements of operations.
The Company capitalizes a portion of the interest on its term loan related to certain property and equipment during the construction period of its mining operations. The capitalized interest is recorded as part of the asset to which it relates and depreciated over the asset’s estimated useful life. The Company capitalized interest of approximately $0.7 million and nil during the nine months ended March 31, 2023 and March 31, 2022, respectively. Capitalized interest is included in property and equipment, net in the Company’s unaudited condensed consolidated balance sheets.
Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in cost and expenses in the unaudited condensed consolidated statements of operations. An impairment of approximately $63.6 million was recognized in the nine months ended March 31, 2023, pertaining to the Company’s single asset group. See Note 7 for discussion.
Finite-lived intangible assets
In connection with the acquisition of the interest in TZRC, the Company acquired the right to a PMA (intangible asset) contract under which it would be compensated for services of running the JV’s operations.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
As of March 31, 2023, the balance of the PMA was approximately $5.7 million. Intangible assets are amortized on a straight-line basis over the expected useful life, which is their contractual term or estimated useful life. The Company performs assessments to determine whether finite-lived classification is still appropriate at least annually. The carrying value of finite-lived assets and their remaining useful lives are also reviewed at least annually to determine if circumstances exist which may indicate a potential impairment or revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. We exercise judgment in selecting the assumptions used in the estimated future undiscounted cash flows analysis. Impairment is measured by the amount that the carrying value exceeds fair value. The use of different estimates or assumptions could result in significantly different fair values for our reporting units and intangible assets.
Revenue Recognition
The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Cryptocurrency mining:
The majority of the Company’s revenue is derived from providing computing power to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator, and exists in any period the Company provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which the Company is entitled is noncash (cryptocurrency). The Company measures the consideration at fair value based on the quoted price of the related cryptocurrency at contract inception, as determined by the Company’s principal market, which is Coinbase Prime. At the end of each contract term, the Company has a renewal right to continue the contract for another term. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of the Company’s ordinary activities and is the Company’s only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of cryptocurrency, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which the Company participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of cryptocurrency earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If the Company chooses for any given period to provide hashrate for only a portion of a contract term, the Company is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate during the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during the contract term. The Company is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of cryptocurrency to which the Company is entitled becomes known.
The consideration to which the Company is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material. There is no significant financing component in these transactions.
Hosting services:
The Company began providing hosting services in the third quarter of fiscal year 2022. The Company’s current hosting contracts are service contracts that contain a single performance obligation. The service the Company provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which the Company is entitled under its hosting services agreements is in the form of cash. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of the Company’s performance.
The Company’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that the Company may incur penalties under these clauses, the Company recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Mining equipment sales
The Company entered into its first mining equipment sales contract in the first quarter of fiscal year 2023. Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration to which the Company is entitled is in the form of cash. The Company recognizes mining equipment revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control to the customer occurs when products have been picked up by or shipped to the customer based on the terms of the contract. Each product is considered distinct from all other promised products in the contract because the Company does not provide a service of significant integration between each product promised, each product promised does not modify or customize any other product promised under the contract, and the promised products are not highly interrelated or interdependent. Some contracts may also include upfront deposits or require the customer to pay the full sale price up front. Any advance payments are recorded as deferred revenue and recognized as revenue upon transfer of control of the products to the customer.
Management fees
The Company began providing management services under PMAs in the second quarter of fiscal year 2023. Under PMAs, the Company provides project management services for the customer’s data centers. PMAs contain a single performance obligation comprised of a series of distinct monthly service periods. The contracts have an initial term of five or ten years; certain contracts include renewal options. In exchange for the provision of the services, the Company is entitled to variable consideration primarily in the form of a fixed monthly management fee based on capacity of the customer’s data centers, plus the reimbursement of certain

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
operating costs. For some PMAs, the Company may also be entitled to a share of additional hosting services business the Company helps generate for the customer. The variable fees are attributable to the monthly service periods in the contract. All consideration to which the Company is entitled is in the form of cash. The Company recognizes revenue to the extent that a significant reversal of such revenue will not occur. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance.
Stock-based compensation
The Company recognizes compensation expense for all share-based payment awards made to employees, directors and consultants, including incentive stock options, non-qualified stock options and share awards based upon the estimated grant date fair value of the awards.
The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a graded attribution method for all grants. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche. Forfeitures are recorded as incurred.
For more complex performance awards, including awards with market-based performance conditions, the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation, a number of variables and assumptions are used including, but not limited to the expected stock price volatility over the term of the award, the risk-free rate, and dividend yield. In accordance with accounting guidance for awards with market conditions, stock-based compensation is recognized over the derived service period, regardless of whether the award achieves the market condition and will only be adjusted to the extent the service condition is not met. Performance-based stock-based compensation begins to be recognized when the achievement of each performance condition is deemed probable, as the outcome of each event has inherent risks and uncertainties, and a positive outcome may not be known until the event is achieved. Stock-based compensation cost is adjusted in future periods for subsequent changes in the expected outcome of the performance-related conditions.
Stock options issued under the Company’s 2021 equity incentive plan are granted with an exercise price equal to no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a two year, four-year or six-year period. Certain option awards may vest only upon achievement of specific performance conditions.
Net loss per share
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the convertible preferred stock to be a participating security as the holders are entitled to receive aggregated accrued and not paid dividends if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock. Additionally, the Company’s restricted stock grants are considered participating securities as the holders are entitled to receive dividends if/when declared by the Board of Directors commensurate with other common stockholders.
Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the convertible preferred stock or unvested restricted stock grants as the holders of these securities do not have a contractual obligation to share in losses, which is consistent with the if converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options and restricted stock grants were considered common shares equivalents but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders,

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at March 31, 2023 and March 31, 2022 because their inclusion would be anti-dilutive are as follows:
	March 31, 2023	March 31, 2022
Series A preferred stock	7,824,000	7,824,000
Series B preferred stock	10,000,000	10,000,000
Series B-1 preferred stock	793,250	770,750
Unvested restricted stock awards	—	6,848,000
Stock options	6,770,823	2,555,500
Total	25,388,073	27,998,250
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. The Company’s chief executive officer is currently designated as the CODM. Although the Company has three lines of business, two of those lines of businesses were recently launched by the Company. These new lines of business are in the same industry as the Company currently operates and do not require special consideration. As of March 31, 2023, the CODM does not receive or evaluate the business lines separately and therefore the Company currently operates as one segment.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 5.   Concentrations
The Company has only mined Bitcoin as of March 31, 2023. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. The Company has three mining pool operators as of March 31, 2023.
Note 6.   Cryptocurrency
The following table presents the cryptocurrency activity for the nine-month period ended March 31, 2023 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Beginning balance	$847	$7,264
Revenue recognized from cryptocurrency mined, net	33,389	63,506
Mining revenue earned in prior period received in current period	125	—
Carrying value of cryptocurrency sold	(30,397)	(39,909)
Impairment of cryptocurrency	(2,835)	(29,889)
Mining revenue not received	(125)	(125)
Ending balance	$1,004	$847

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the nine-month period ended March 31, 2023, the Company received approximately $34.0 million in proceeds from sales of bitcoin, and recorded an approximately $3.6 million realized gain related to these sales. For the nine-month period ended June 30, 2022, the Company received approximately $45.4 million in proceeds from sales of bitcoin, and recorded an approximately $5.5 million realized gain related to these sales.
Note 7.   Property and Equipment, net
Property and equipment consists of the following as of March 31, 2023 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Miners and mining equipment	$64,657	$95,024
Machinery and facility equipment	34	38
Vehicles	146	171
Leasehold improvements	59	59
Land and land improvements	—	1,739
Construction in progress	12,325	32,175
Total cost of property and equipment	77,221	129,206
Less accumulated depreciation and amortization	(10,787)	(11,948)
Property and equipment, net	$66,434	$117,258
Depreciation and amortization expense for the nine-month periods ending March 31, 2023 and 2022 was approximately $14.5 million and $5.5 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. Amortization of leasehold improvements is calculated on the straight-line basis over the lesser of the estimated useful life of the asset or lease term.
Impairment of long-lived assets
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Accordingly, the Company identified the lowest level for which there are identifiable cash flows, arriving at an asset group consisting of miners, mining equipment and other mining operation assets (the “Asset Group”). The Company assessed the estimated undiscounted future cash flows expected to be generated by the Asset Group and determined such to be less than the Asset Group’s carrying amount. Consequently, to measure the impairment, the Company then estimated the fair value of the Asset Group using a market price approach as a measure of fair value. Valuations using the market approach are derived from manufacturer and secondary market pricing sources and, when available, comparable secondary market transactions. The measurement resulted in a write-down of the assets within the Asset Group of approximately $63.6 million, and is reflected as a separate line item in the financial statements.
There is considerable management judgment necessary to determine the estimated future cash flows and fair values of the Company’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 3).
Note 8.   Deposits on Miners
Deposits on miners represent the amount the Company has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the deposits on miners activity for the nine-month periods ended March 31, 2023 and June 30, 2022 (in thousands):

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
	March 31, 2023	June 30, 2022
Balance, beginning of period	$82,042	$47,573
Deposits made to suppliers for miners, net of refunds	11,900	110,058
Miners received from suppliers	(64,995)	(75,589)
Deposits on miners transferred in debt extinguishment	(20,753)	—
Balance, end of period	$8,194	$82,042
Note 9.   Deferred Revenue
Deferred revenue represents customer cash advances associated with the Company’s hosting and property management services which have not yet been earned by the Company. The following table presents the deferred revenue activity for the nine-month periods ended of March 31, 2022 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Beginning balance	$14,839	$—
Advances received from customers	441	20,405
Hosting revenue earned	(14,839)	(5,566)
Ending balance	$441	$14,839
During the nine-month period ended March 31, 2023, one of the Company’s hosting customers defaulted on its contract and the remaining deferred revenue was recorded as hosting revenue and is reflected in the table above within hosting revenue earned during the period. In addition, approximately $1.2 million of that customer’s security deposit was also recognized as hosting revenue. The Company has no liability to return the deposits received that were recognized as revenue.
Note 10.   Investments in Unconsolidated Joint Venture
On November 25, 2022, the Company entered into an Asset Purchase Agreement (“Agreement”) with Compute North Member, LLC to purchase their 50 percent membership interest in TZRC, an early stage operator of vertically integrated cryptocurrency mining and power facilities. The transaction closed on December 6, 2022. As of March 31, 2023, the Company determined that fair value of the net assets acquired differed from the carrying value of the estimated fair value of the underlying net assets acquired in an amount of approximately $17.7 million. This difference is attributable to depreciable and amortizable assets and liabilities and in accordance with ASC 323, will be accreted within the equity in earnings of unconsolidated joint venture in the Company’s unaudited condensed statements of operations. As of March 31, 2023, the Company is completing its identification of assets and liabilities and its accounting remains provisional.
For the three-month period ended March 31, 2023, the amount of the accretion was approximately $2.0 million. The consideration paid consisted of cash of $10.0 million the TZRC Secured Promissory Note with a fair value estimate as of transaction date of approximately $95.1 million. The Company also assumed a PMA (intangible asset) with a fair value estimate as of the transaction date of approximately $5.9 million. The $10.0 million in cash was sourced from funds the Company had previously received under the terms of a subscription agreement from a third party. The subscription agreement was subsequently superseded by and the funds released under a promissory note from the same third party. See Note 11 for a discussion of the assumed promissory note from the TZRC transaction and the promissory note from a third party.
TZRC is an operating joint venture where both members jointly control the essential areas of the entity’s business. The purpose of TZRC is to develop, construct, install, own, finance, rent and operate one or more modular data centers located on or near renewable power sources for purposes of cryptocurrency mining. The entity both self-mines and provides hosting services, both of which began in August 2022. Pursuant to the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Agreement, the Company assumed the role of property manager under a Property Management Agreement, to provide day-to-day management and oversight services of TZRC’s data center facilities. See Note 14, Related Party Transactions. The service contract has a term of 10 years and automatically renews for successive one year terms unless either party provides written notice of non-renewal. As property manager, the Company is entitled to approximately $0.1 million a month, subject to downward adjustment based on capacity utilization of TZRC’s data centers.
The Company accounts for its 50% interest in TZRC using the equity method of accounting. For the nine months ended March 31, 2023, the Company recorded its ownership percentage of income of TZRC in Other income (expense) for $2.8 million in the Company’s unaudited condensed statements of operations. The carrying value of the Company’s investment in TZRC was approximately $97.5 million at March 31, 2023 and is included in the Company’s unaudited condensed balance sheets.
A summarized unaudited condensed consolidated income statement and balance sheet for TZRC as of March 31, 2023 follows:
Condensed Consolidated Income Statement — Unaudited
Three Months Ended March 31, 2023
Revenues, net	$31,195
Gross profit	$18,369
Net income	$2,547
Net income attributable to investee	$1,273
Condensed Consolidated Balance Sheet — Unaudited
As of March 31, 2023
Cash	$42,215
Current assets	$42,581
Noncurrent assets	$239,597
Current liabilities	$27,440
Noncurrent liabilities	$19,045
Members’ equity	$235,693
Note 11.   Notes Payable
The following is a summary of the Company’s secured promissory notes as of March 31, 2023 and June 30, 2022 (in thousands):
Notes Payable — March 31, 2023:
Issuance Date	Maturity Date	Interest Rate	Principal*	Current Portion
Anchorage Loan
February 3, 2023	February 2, 2028	14.00%	$50,022	—
TZRC Secured Promissory Note
December 6, 2022	April 8, 2027	15.25%	95,698	—
Third Party Note
December 6, 2022	December 5, 2027	6.0%	10,186	—
	Totals		$155,906	$—

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

* = Net of debt issuance costs and debt discounts which totaled approximately $7.3 million.
In February 2023, the Company settled its outstanding Amended MEFA promissory notes of approximately $95.4 million. As part of the settlement and extinguishment, the Company exchanged assets from its location in Pecos, Texas and recorded a gain on extinguishment of debt of approximately $23.7 million, which is included in the Company’s condensed unaudited consolidated statements of operations. See Note 3.
Anchorage Loan
In February 2023, the Company restructured its outstanding ELSAs promissory notes. The restructuring was accounted for under ASC 470-50 Modifications and Extinguishments. The stated interest rate is 14.0% and is subject to adjustment after each year the loan is outstanding, if the Company does not elect to prepay the Anchorage Loan. Interest rate changes are fixed not variable. The Anchorage Loan allows the Company to capitalize unpaid and accrued interest into the principal amount subject to certain conditions. This type of interest is often referred to as paid-in-kind (“PIK”) interest. Interest is earned on the first of each annual date, and accrues on the principal balance and PIK interest from prior periods. The Company also paid approximately $0.7 million in closing fees, issued 2,960,000 shares of common stock with an approximate value of $0.8 million and a termination fee of approximately $0.4 million. Monthly payments are due beginning on March 15, 2023 and will represent 100% of net monthly cash flow from the immediately preceding calendar month activity related to certain Company miners which are being hosted at a third-party facility. The net monthly cash flow payment will be allocated as follows: first, to pay to pay all unpaid fees, costs and expenses; second, to the payment of accrued and unpaid interest on the Anchorage Loan; and third, to the principal amount of the Anchorage Loan. See Note 3.
The Anchorage Loan is secured by approximately 24,000 miners and all property, equipment, machinery and all other assets located in the Company’s Niagara Falls, New York facility. Subsequent to March 31, 2023, the Anchorage Loan was amended so that interest accrues on the principal balance only and does not include prior period PIK interest. See Note 17.
TZRC Secured Promissory Note
As previously discussed, the Company assumed a secured promissory note with an estimated fair value amount as of the date of investment of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in TZRC LLC. The estimated fair value represents a discount of approximately $1.7 million from the carryover basis of the promissory note. The discount is being amortized over the term of the promissory note into interest expense. See Note 10 for a discussion of the investment.
The stated interest on the TZRC Secured Promissory Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. The Company has the option to defer the interest until maturity of the note under a PIK payment option. The Company elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the secured promissory note. PIK interest is payable upon maturity of the note in April 2027, unless or until any portion or all of the promissory note is prepaid under the prepayment option, see discussion below. The Company is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the secured promissory note was 15.25%.
The Company has the option to prepay the secured promissory note in whole or in part without premium or penalty. When distributions are made from TZRC to the Company, normally on a monthly basis, the Company uses 100% of those funds to immediately pay down the TZRC Secured Promissory Note. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The promissory note is secured by a first priority security interest in the Company’s membership interest in TZRC.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
The Company accounts for all of its promissory notes in accordance with ASC 470-20, Debt with Conversion and Other Options, ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. The Company evaluated the notes to determine if there were any embedded components that qualified as derivatives to be separately accounted for. No embedded derivative features requiring bifurcation were identified.
As of March 31, 2023, approximately $97.2 million in principal and PIK interest, exclusive of a $1.5 million discount, was outstanding under the TZRC Secured Promissory Note, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of TZRC and (c) the date of the closing of certain events specified in TZRC’s governing documents.
Third Party Note
On December 6, 2022, the Company, entered into a $10.0 million note with a third party (“TPN”). The TPN replaced an October 7, 2022, letter agreement between the Company and third party, wherein the third party agreed, per a subscription agreement, to purchase shares of the Company approximating $10.0 million if certain conditions were met. Funds received under the subscription agreement had been recorded as subscription received in advance (current liability) at September 30, 2022. Under the terms of the letter agreement, the third party allowed the Company to retain the $10.0 million in funds and upon conversion to the TPN, to be used as consideration to fund the acquisition of TZRC (See Note 9).
The TPN matures December 5, 2027 and bears an interest rate of 6% per annum. Interest is PIK as an addition to, and capitalization on, the outstanding principal. The TPN is secured certain assets of the Company and does not have financial covenants.
The Company has incurred approximately $0.2 million of PIK interest expense on the TPN through March 31, 2023. The TPN was amended subsequent to March 31, 2023. See Note 17.
Notes Payable — June 30, 2022:
Issuance Date	Maturity Date	Interest Rate	Principal *	Current Portion	Accrued Interest
Amended MEFA
July 17, 2021	July 25, 2023	14.00%	$6,694	$6,138	$13
July 17, 2021	January 25, 2024	14.00%	6,946	4,190	14
December 27, 2021	June 25, 2023	12.00%	23,602	23,602	41
December 27, 2021	December 25, 2023	12.00%	41,034	19,674	69
			78,276	53,604	137
ELSAs
March 31, 2022	April 1, 2024	12.00%	25,000	12,500	—
April 26, 2022	May 1, 2024	12.00%	25,000	11,111	—
			50,000	23,611	—
	Totals		$128,276	$77,215	$137

* = Net of debt issuance costs which totaled approximately $1.5 million.
Note 12.   Leases
As of March 31, 2023, the Company had an operating lease liability of approximately $1.4 million and right-of-use asset of approximately $0.6 million relating to the Company’s lease of the data center and substation located in Niagara Falls, New York. The right-of use asset was impaired approximately $0.9 million in

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
December 2022. Another operating lease in Niagara Falls, New York, which had been entered into in December 2021, the Second Niagara lease, was early terminated in November 2022 with no penalty incurred. A gain on early lease termination of approximately $0.03 million was recognized and included in cost of revenues — services in the unaudited condensed statements of operations. As of June 30, 2022, the Company had operating lease liabilities of approximately $2.4 million and right-of-use assets of approximately $2.4 million, which are included in the unaudited condensed consolidated balance sheets.
The following summarizes quantitative information about the Company’s operating leases (in thousands):
	Nine Months Ended March 31, 2023	Nine Months Ended March 31, 2022
Operating leases
Operating lease cost	$375	$392
Variable lease cost	68	14
Operating lease expense	443	406
Short-term lease expense	232	103
Total lease expense	$675	$509
Quantitative information related to leases is summarize below (dollars in thousands):
	Nine Months Ended March 31, 2023	Nine Months Ended March 31, 2022
Operating cash flows – operating leases	$381	$358
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,262
Weighted-average remaining lease term – operating leases	3.3	4.4
Weighted-average discount rate* – operating leases	7.0%	7.0%

*
Our leases do not provide an implicit rate, therefore we use our incremental borrowing rate at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis for similar assets over the term of the lease.

Maturities of the Company’s operating lease liabilities as of March 31, 2023, are as follows (in thousands):
Operating Leases
Year ended June 30, 2023 (3 months remaining)	$118
Year ended June 30, 2024	476
Year ended June 30, 2025	484
Year ended June 30, 2026	491
Year ended June 30, 2027	41
Total	1,610
Less present value discount	(180)
Operating lease liabilities	$1,430
Note 13.   Stockholders’ Equity
Authorized Shares
In September 2022, the Company’s Board of Directors authorized a 250-for-1 stock split and also increased the number of shares of authorized common stock to 125,000,000, increased the number of authorized shares

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
of Series A preferred stock to 7,855,500, increased the number of authorized shares of Series B preferred stock to 10,000,000, and increased the number of authorized shares of Series B-1 preferred stock to 3,750,000. In September 2022, the Company’s Board of Directors also authorized 16,557,000 shares of Series C Preferred Stock and increased the numbers of shares authorized for issuance under the 2021 Equity Incentive Plan to 17,387,697.
As a result of the stock split, all share amounts in these unaudited condensed consolidated financial statements have been retrospectively adjusted.
Common stock
The Company’s articles of incorporation, as amended, authorized 125,000,000 shares of common stock, par value $0.00001 per share. As mentioned in Note 11, the Company issued 2,960,000 shares to Anchorage Lending CA, LLC as part of its debt restructuring.
Preferred stock
The Company’s articles of incorporation, as amended, authorized 7,855,500 shares of Series A preferred stock, 10,000,000 shares of Series B preferred stock and 3,750,000 shares of Series B-1 preferred stock. Each holder of Series A, Series B and Series B-1 preferred stock may convert any or all of their preferred shares into one share of the Company’s common stock. Additionally, all outstanding shares of Series A, Series B and Series B-1 preferred stock shall automatically be converted into shares of common stock upon either (a) the closing of a transaction which results in the Company being a publicly traded vehicle (whether directly or as a subsidiary) based on a valuation for the Company on its own of $200.0 million or more, or (b) the date, or upon the occurrence of an event, specified by vote or written consent of the requisite holders, as defined in the Company’s articles of incorporation. The Company will reserve a sufficient number of shares to provide for conversion of all preferred stock outstanding. Each holder of preferred stock is entitled to vote on all matters submitted to the shareholders of the Company. Upon liquidation, dissolution or winding up of the business of the Corporation, each holder of preferred stock is entitled to receive for each share, a pro rata distribution with the Company’s common stock, with the most senior preferred stock paid out at 100% first.
Stock-based compensation
On March 16, 2021, the Company established the 2021 Equity Incentive Plan (the “Plan”). The Plan allows the Company to award options, stock appreciation rights, restricted awards and performance awards to employees, consultants and directors of the Company and its affiliates. Canceled and forfeited awards are returned to the Plan for future awards. As of March 31, 2023, 17,387,697 shares were authorized for issuance under the Plan and there were 1,802,624 shares remaining available for future grants.
The Company’s stock-based compensation expense recognized during the nine-months ended March 31, 2023 and 2022, was entirely attributable to general and administrative expenses, which are included in the accompanying unaudited condensed consolidated statement of operations. Stock-based compensation expense for the period consisted of the following (in thousands):
	Nine Months Ended March 31,
	2023	2022 (Restated)
Restricted stock awards	$3,123	$6,631
Stock options	1,174	804
Total stock-based compensation	$4,297	$7,435
Time-based restricted stock awards
On January 5, 2023 and August 9, 2022, the Company awarded 1,048,912 and 7,250, respectively, time-based restricted stock awards, with an estimated fair value of $0.26 and $0.01, respectively, per share. The Company

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
estimated the fair value of $0.26 as of December 31, 2022 and $0.01 as of June 30, 2022, respectively, utilizing a market approach and the Guideline Public Company Method to derive an estimated equity value from publicly traded companies that are deemed to be comparable to the Company. Once the equity value was determined, the Company used the option pricing method to allocate fair value to the Company’s individual securities. On October 10, 2021, the Company awarded 589,500 time-based restricted stock awards, with an estimated fair value of $2.27 per share. The Company estimated the fair values of $2.27 on September 30, 2021 utilizing the market method and fair value techniques such as the backsolve method, which derives the equity value for the Company from a transaction involving the Company’s own securities, in this case, the Company’s Series B preferred stock offering on September 30, 2021.
The assumptions used in the option pricing method and the backsolve method as of December 31, 2022, June 30, 2022 and September 30, 2021 were as follows:
	December 31, 2022	June 30, 2022	September 30, 2021
Expected price volatility	120%	120%	100%
Risk-free interest rate	4.41%	2.86%	0.28%
Expected term	2.0 years	1.5 years	2.0 years
In February 2023, the Company cancelled 1,048,912 restricted stock awards which it awarded on January 5, 2023 and also cancelled an additional 393,001 outstanding restricted stock awards from previously issued restricted stock awards, thus the Company recorded the remaining unrecognized compensation expense for these awards of $0.6 million on the cancellation date. The time-based restricted stock awards held by the Company’s chief executive officer and chief operating officer contain certain acceleration clauses if triggering events occur. On August 15, 2022, due to a loss of control over the Board of Directors, the vesting was accelerated for these awards, and the remainder of the unrecognized compensation expense associated with these awards was recognized during the nine-months ended March 31, 2023.
A summary of the Company’s unvested time-based restricted stock awards for the nine-months ended March 31, 2023 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of June 30, 2022	3,032,000	$1.32
Granted	1,056,162	0.26
Vested	(2,646,249)	1.18
Cancelled	(1,441,913)	0.81
Unvested as of March 31, 2023	—	—
As of March 31, 2023, there was no unrecognized compensation cost related to time-based restricted stock awards.
Performance-based restricted stock awards
As of June 30, 2022, the Company had a total of 2,441,000 unvested performance-based restricted stock awards that had been issued to the Company’s chief executive officer and chief operating officer on March 17, 2021 that were supposed to vest upon the achievement of specific market conditions. The restricted stock awards contain certain acceleration clauses if triggering events occur. Half of these awards were supposed to vest if the Company achieved a total Company valuation equal to or greater than $1 billion and the other half of these awards were supposed to vest if the Company achieved a total Company valuation equal to or greater than $2 billion.
Additionally, as of June 30, 2022, the Company also had a total of 1,375,000 unvested performance-based restricted stock awards that had been issued to its chief executive officer and chief operating officer on

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
October 10, 2021 that were supposed to vest if the Company achieved 20,000 miners or more plugged in and secured purchase orders totaling 6 exahash of computing power before December 31, 2022. The restricted stock awards contain certain acceleration clauses if triggering events occur.
On August 15, 2022, due to a loss of control over the Board of Directors, the vesting for all of the unvested performance-based restricted stock awards held by the Company’s chief executive officer and chief operating officer was accelerated and the remainder of the unrecognized compensation expense was recognized during the three months ended September 30, 2022. There was no additional activity related to performance-based restricted stock awards during the nine months ended March 31, 2023.
A summary of the Company’s unvested performance-based restricted stock awards for the nine-months ended March 31, 2023 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of June 30, 2022	3,816,000	$0.83
Vested	(3,816,000)	$0.83
Unvested as of March 31, 2023	—	—
Stock options
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Due to the lack of historical exercise history, the expected term of the Company’s stock options has been determined using the “simplified” method for awards. The risk-free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The majority of the Company’s options awarded vest based upon service provided to the Company over time; however, the Company has a total of 187,000 options outstanding that are subject to performance-based vesting conditions. For these options, 146,250 will vest upon the completion of an initial public offering or merger event (the “IPO options”) and 40,750 will vest upon achievement of other internal non-financial metrics. The Company is recognizing stock compensation cost for the non-financial operating metrics over the period that management expects it will take to achieve this condition. Stock compensation costs for equity awards that are conditional upon a liquidity event, such as an initial public offering or merger event should not be recognized prior to the achievement of the liquidity event. As such, the Company will not recognize any stock compensation cost for the IPO options until occurrence of an initial public offering or merger event.
The following assumptions were used in determining the fair value of stock options granted during the nine-months ended March 31, 2023, and 2022:
	Nine Months Ended March 31,
	2023	2022
Dividend yield	0%	0%
Expected price volatility	100%	96.5% – 100%
Risk free interest rate	2.86% – 3.90%	0.65% – 2.44%
Expected term (in years)	5.0 – 8.0	5.0 – 8.2

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
In January 2023, the Company repriced all of the outstanding stock options to an exercise price of $0.26 per share. The incremental expense of vested stock options of $36,000 was recognized upon the modification date and the incremental expense of unvested stock options of $0.1 million will be recognized over the remaining vesting period of the awards.
A summary of our stock option activity is below (dollars in thousands except per share data):
	Number of Shares	Weighted Average Exercise Price (per share)	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of June 30, 2022	2,555,500	$1.97	$—	9.3
Granted	4,400,507	0.51	—	9.7
Forfeited or canceled	(185,184)	1.04	—	—
Outstanding as of March 31, 2023	6,770,823	$0.26	$—	9.3
Vested and exercisable as of March 31, 2023	706,313	$0.26	$—	8.5
Excluding $0.1 million of unrecognized compensation expense for the IPO options, the Company had approximately $1.9 million of total unrecognized compensation expense related to options granted under the Plan as of March 31, 2023, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.2 years.
Note 14.   Income Taxes
For the nine months ended March 31, 2023 and 2022 we recognized an income tax benefit of approximately $1.5 million and approximately $2.3 million (restated), respectively. The Company’s effective income tax rate was 2.3% for the nine months ended March 31, 2023. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance. The Company’s effective income tax rate was 26.36% for the nine months ended March 31, 2022. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance.
Note 15.   Related Party Transactions
Related parties are defined as entities related to the Company’s directors or main shareholders as well as equity method investment entities. The Company provides services to TZRC, an equity method investment entity (refer to Note 10 for additional information on the equity method investment entity), in exchange for fees under a property management agreement.
Note 16.   Commitments and Contingencies
Commitments
Purchase agreements
See Note 1 for discussions regarding the purchase agreements for miners.
Contingencies
The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
by the Company’s insurance program. The Company maintains property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying unaudited condensed consolidated balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying unaudited condensed consolidated statements of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that, any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.
Note 17.   Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date up to June 12, 2023, the date that the unaudited condensed consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Legal
On November 18, 2022, the City of Niagara Falls, New York (“the City”), filed a lawsuit claiming the Company violated one of its newly enacted laws. The City also applied for a preliminary injunction to shut down the Company’s operation and also applied for and received a temporary restraining order which ordered the shutdown of the Company’s Niagara Falls operation, pending a hearing on its application. On January 25, 2023 the Company was additionally assessed a fine by the City. In March 2023, a tentative settlement was reached with the City of Niagara Falls, New. On April 5, 2023, the City of Niagara Falls voted to ratify the tentative settlement and the lawsuit was rescinded. All costs associated with the settlement have been included in the Company’s records as of December 31, 2022.
On May 11, 2023, Lancium, LLC (“Lancium”) filed a lawsuit claiming the Company infringed upon a number of its patents and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. The Company believes the lawsuit is without merit and has strong defenses to Lancium’s claims and plans to defend itself vigorously.
The Company became a plaintiff in a civil lawsuit in September 2021. In April 2023, the Company settled the lawsuit and received approximately $1.5 million, net of legal fees.
Anchorage Loan
On April 25, 2023, the Company amended the Anchorage Loan. Under the amended Anchorage Loan, interest only accrues on the outstanding principal balance, and not on any PIK interest from prior periods.
TPN Amendment
On May 16, 2023, the Company amended its TPN. Under the amended TPN, the interest rate was increased to 18%, and full repayment of the note is required within 45 days following the consummation of the Business Combination Agreement between the Company and HUT 8.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC (“Fahrenheit”), a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20.0 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10.0 million cash deposit required in the Fahrenheit bid. Upon obtaining the necessary approvals, Fahrenheit will be obligated to the restructuring of Celsius and to contribute an additional $40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
No other economic or operating activities have occurred and the Company is waiting for the bankruptcy court before it moves forward.

US Data Mining Group, Inc. and Subsidiaries
Consolidated Financial Report
June 30, 2022

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of U.S. Data Mining Group, Inc. and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Data Mining Group, Inc. and its subsidiaries (the Company) as of June 30, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the year ended June 30, 2022, and for the period from December 4, 2020 (inception) through June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 3 to the financial statements, the Statement of Cash Flows for the year ended June 30, 2022 has been restated to correct a misstatement.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2021.
Boston, Massachusetts
February 4, 2023, except for the section in Note 3 titled Restatement of June 30, 2022 Fiscal Year Consolidated Financial Statements, as to which the date is June 12, 2023.

US Data Mining Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)
	June 30, 2022	June 30, 2021
ASSETS
Current assets
Cash	$21,067	$6,718
Accounts receivable, net	1,168	—
Prepaid expenses and other current assets	13,998	47
Cryptocurrency, net	847	3,018
Total current assets	37,080	9,783
Long-term assets
Deposits on miners	82,042	20,088
Property and equipment, net	117,258	6,926
Right-of-use assets	2,350	490
Other deposits	6,295	3,780
Deferred tax assets	—	2,097
Total long-term assets	207,945	33,381
Total assets	$245,025	$43,164
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,274	$1,462
Accrued expenses	858	378
Other current liabilities	478	—
Deferred revenue	14,839	—
Notes payable, current portion	77,215	2,842
Notes payable, related parties	—	1,250
Lease liability, current portion	496	199
Total current liabilities	100,160	6,131
Long-term liabilities
Notes payable, less current portion	51,061	—
Lease liability, less current portion	1,907	307
Deposit liability	1,322	—
Deferred tax liability	2,972	—
Total long-term liabilities	57,262	307
Total liabilities	157,422	6,438
Commitments and contingencies (Note 15)
Shares subject to registration	—	855
Stockholders’ equity
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 and 7,745,250 shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	24,899	24,648
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 and no shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	61,067	—
Series B-1 preferred stock, par value $0.00001; 10,000,000 shares authorized; 793,250 and no shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	12,537	—
Common stock, $0.00001 par value; 125,000,000 shares authorized; 43,122,500 and 39,376,750 shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively	—	—
Additional paid-in capital	29,987	20,307
Accumulated deficit	(40,887)	(9,084)
Total stockholders’ equity	87,603	35,871
Total liabilities and stockholders’ equity	$245,025	$43,164
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Revenue:
Revenue, net – cryptocurrency mining	$68,164	$4,272
Hosting services	5,566	—
Total revenue	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	25,783	1,464
Depreciation and amortization	11,591	391
General and administrative	31,325	12,144
Impairment of cryptocurrency	30,301	1,254
Realized gain on sale of cryptocurrency	(5,455)	—
Total costs and expenses	93,545	15,253
Operating loss	(19,815)	(10,981)
Other expense:
Interest expense	(6,919)	(200)
Total other expense	(6,919)	(200)
Loss before income tax benefit	(26,734)	(11,181)
Income tax (provision) benefit	(5,069)	2,097
Net loss	$(31,803)	$(9,084)
Basic and diluted net loss per share	$(0.91)	$(0.32)
Basic and diluted weighted average number of shares outstanding	34,863,338	27,959,039
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)
	Period from December 4, 2020 (inception) through June 30, 2021
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 4, 2020 (Inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash, net of common stock exchanged for Series A preferred stock	—	—	—	—	—	—	24,329,000	—	9,811	—	9,811
Issuance of preferred stock	6,174,000	19,648	—	—	—	—	—	—	—	—	19,648
Issuance of common stock subsequently converted to Series A preferred stock	1,571,250	5,000	—	—	—	—	—	—	—	—	5,000
Stock-based compensation			—	—	—	—	15,047,750		10,496		10,496
Net loss	—	—	—	—	—	—	—	—	—	(9,084)	(9,084)
Balance as of June 30, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	$—	$20,307	$(9,084)	$35,871
	Fiscal Year Ended June 30, 2022
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of July 1, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	$—	$20,307	$(9,084)	$35,871
Rescission of preferred stock	(31,500)	(100)	—	—	—	—	—	—	—	—	(100)
Issuance of preferred stock, net of offering costs	—	—	10,000,000	61,067	793,250	12,537	—	—	—	—	73,604
Transfer of shares subject to registration to permanent equity	110,250	351	—	—	—	—	656,250	—	504	—	855
Cancellation of restricted stock award	—	—	—	—	—	—	(250,000)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	3,339,500	—	9,176	—	9,176
Net loss	—	—	—	—	—	—	—	—	—	(31,803)	(31,803)
Balance as of June 30, 2022	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	43,122,500	$—	$29,987	$(40,887)	$87,603
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
	(restated)
Cash flows from operating activities
Net loss	$(31,803)	$(9,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,591	391
Amortization of right-of-use assets	402	106
Stock-based compensation	9,176	10,496
Revenue, net – cryptocurrency mining	(68,164)	(4,272)
Impairment of cryptocurrency	30,301	1,254
Realized gain on sale of cryptocurrencies	(5,455)	—
Deferred tax assets	5,069	(2,097)
Amortization of debt discount	574	—
Changes in assets and liabilities:
Accounts receivable, net	(155)	—
Prepaid expenses and other current assets	(8,152)	(47)
Other deposits	(2,515)	(3,780)
Accounts payable	(538)	1,452
Accrued expenses	480	378
Other liabilities	1,800	—
Deferred revenue	14,839	—
Lease liability	(365)	(90)
Net cash used in operating activities	(42,915)	(5,293)
Cash flows from investing activities
Deposits on miners	(141,445)	(27,361)
Purchases of property and equipment	(37,271)	(34)
Proceeds from sale of cryptocurrency	44,351	—
Net cash used in investing activities	(134,365)	(27,395)
Cash flows from financing activities
Proceeds from notes payable	130,708	4,620
Repayments of notes payable	(9,275)	(1,778)
Proceeds from notes payable – related parties	—	1,250
Repayments of notes payable – related parties	(1,250)	—
Debt issuance costs paid	(2,058)	—
Proceeds from the issuance of preferred stock	73,787	24,648
Proceeds from the issuance of common stock	—	9,811
Proceeds from the issuance of shares subject to registration	—	855
Preferred stock offering costs paid	(183)	—
Payment for preferred stock rescission	(100)	—
Net cash provided by financing activities	191,629	39,406
Net increase in cash	14,349	6,718
Cash at beginning of period	6,718	—
Cash at end of period	$21,067	$6,718
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$6,837	$113
Cash paid for income taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of deposits on miners to property and equipment	$79,491	$7,283
Reclassification of property and equipment to other current assets	$189	$—
Debt proceeds not yet received included in other current assets	$5,485	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$596
Proceeds from sale of cryptocurrency in accounts receivable	$1,013	$—
Mining revenue in prepaids and other current assets	$125	$—
Property and equipment in accounts payable	$5,350	$11
Deposits on miners in accounts payable	$—	$10
Non-cash transfer of shares from temporary equity	$855	$—
Non-cash transfer of shares to temporary equity	$—	$855
See Accompanying Notes to Consolidated Financial Statements.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1.   Organization
Nature of operations and corporate information:
U.S. Data Mining Group, Inc. (d/b/a “US BITCOIN”) and Subsidiaries (collectively, the “Company”) operates cryptocurrency mining operations, which utilize specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards. As of June 30, 2022, the Company operated approximately 24,725 miners. As of June 30, 2022, approximately 8,750 miners were deployed in the Company’s First Niagara Lease (as defined in Note 12) mining operation facility in Niagara Falls, New York (“Niagara Falls Facility”), approximately 11,050 were deployed in the Company’s mining operation facility in Pecos, Texas (“Pecos Facility”), approximately 500 were deployed at a third-party hosting company facility, and approximately 4,425 miners are being operated by the Company which is providing hosting services to external customers. The miners use ASIC chips designed around the 256-bit secure hashing algorithm (“SHA-256”) used by the Bitcoin blockchain and, therefore the primary cryptocurrency the Company seeks to mine is Bitcoin. The Company generates a significant portion of its revenue through its cryptocurrency mining operation. The Company sells bitcoin from time to time for funding other business initiatives, funding operations, or for other corporate uses.
In March 2022, the Company launched new business lines for Mining Equipment Sales and for providing Hosting Services to its mining customers.
The Company incorporated in the state of Nevada on December 4, 2020. The Company’s wholly owned subsidiaries include U.S. Data Technologies Group Ltd., which was incorporated in the state of Delaware on December 4, 2020, U.S. Data Lone Star, Inc. (f/k/a U.S. Data PP, Inc.), U.S. Data Falls, Inc. (f/k/a U.S. Data Machines 1, Inc.) and U.S. Data Machines 2, Inc., all of which were incorporated in the state of Nevada on December 4, 2020, and Pecos Data Technologies, LLC, which was organized in the state of Nevada on January 18, 2022.
Mining equipment
As noted above, the Company operated approximately 24,725 miners as of June 30, 2022.
On September 15, 2021, the Company entered into an agreement to purchase 18,000 model M30S miners with Super Acme Technology Limited (“Acme”). The total purchase commitment is for approximately $54.8 million and delivery of the miners began to occur in January 2022 and still continues. As of June 30, 2022, the Company paid approximately $15.9 million in deposits.
On March 10, 2022, the Company entered into an agreement with Acme to purchase 30,000 miners from their model M30 fleet of products. The initial total purchase commitment is for approximately $126.1 million and delivery of the miners are expected to occur monthly from August 2022 through February 2023. As of June 30, 2022, the Company paid approximately $66.1 million in deposits.
Rescission Offer
During June 2021, the Company’s management became aware that court orders against family members of two of the Company’s now former stockholders (the “Actors”), which among other things, restrain the Actors from violating certain federal securities laws, may have precluded the Company from relying on certain federal and state securities exemptions for the offerings since the Actors may have been deemed “promoters” based on certain of their activities in one or more of the Company’s securities offerings. Upon analysis of each state in which shares were sold, the Company believed that the securities sold would have qualified for the exemption from registration in all but one state had the appropriate notice and/or exemption filings been made in the applicable states. In Virginia, no exemption was available and registration would have been required. See Note 13.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As a result of the identification of the above issues, on June 23, 2021, the Company’s Board of Directors approved a voluntary rescission offer to be sent to each investor in each of the Company’s two common stock offerings (referred to as the “Founder’s Round” and “Seed Round”), Series A preferred stock offering (“Series A Round”) and promissory note offering to ensure stockholders and noteholders, as applicable, were made aware of the issues identified and had the opportunity to request redemption of their securities. Between June 28, 2021, and the middle of July 2021, the Company notified all stockholders and promissory noteholders of the rescission offer.
The Company accounted for these transactions in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”). In accordance with ASC 480-10-S99-3A, the Company considered the rights of the holder as it relates to the individual instrument itself, meaning the common and preferred shares do not contain a put right for the holder. As such, based upon the analysis of the terms of the underlying/individual instrument, it was concluded the shares were not redeemable and not within the scope.
The Company then viewed the rescission offer as a call/put option and analyzed the shares to determine if there was any value to this option. The Company’s analyses concluded that the classes of instruments had current fair values that exceeded the rescission offer amount, and as such, the option had de minimis value.
Additionally, the Company notified certain state regulators in the states in which stockholders and noteholders resided and in which the Company believed there may have been compliance issues with the offer and sale of its securities.
One stockholder accepted the rescission offer and the Company repurchased 31,500 shares of Series A preferred stock for $0.1 million in July 2021 pursuant thereto. All other stockholders rejected the offer to repurchase their shares and the period for a stockholder to exercise the repurchase right has since expired. In addition, all of the noteholders rejected the Company’s offer to repurchase the outstanding promissory notes.
In connection with the rescission offer, the Commonwealth of Massachusetts, Office of the Secretary of the Commonwealth, Securities Division (the “Massachusetts Division”) issued a Consent Order, Docket No. E-2022-0011, on March 22, 2022 (the “Massachusetts Order”) in lieu of a hearing. The Massachusetts Order recited that the Massachusetts Division had conducted an investigation of the Company pursuant to the Massachusetts Uniform Act, Mass. Gen. Laws c. 110A the (“Massachusetts Securities Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”), and reviewed self-reported allegations of alleged sales of unregistered securities of the Company in the State of Massachusetts in potential violation of the Massachusetts Securities Act and Massachusetts Regulations which securities had not been determined to be exempt from registration requirements. As had been agreed and consented to by the Company, the Massachusetts Order, among other things, required the Company to pay an administrative fine in the amount of $1.0 million. In April 2022, the Company paid the $1.0 million administrative fine.
Stock Split
On September 1, 2022, the Company’s Board of Directors authorized a stock split of its common stock, par value $0.00001 per share and its preferred stock, par value $0.00001, at a ratio of 250-for-1 (the “2022 Stock Split”). As a result of the 2022 Stock Split, (i) every 1 share of the issued and outstanding common stock and preferred stock were automatically converted into 250 newly issued and outstanding shares of common stock and preferred stock, respectively, without any change in the par value per share, and (ii) the number of authorized shares of common stock and preferred stock outstanding was proportionally increased. Shares of common stock underlying outstanding stock options and other equity instruments convertible into common stock were proportionately increased and the respective exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. Fractional shares, if any, resulting from the 2022 Stock Split were rounded up to the nearest whole share, and all shares of common stock and preferred stock (including fractions thereof) issuable upon the 2022 Stock Split to a given stockholder were aggregated for the purpose of determining whether the Stock Split would result in the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
issuance of a fractional share. Conversion terms on the Company’s preferred stock were not changed. Preferred stock continues to convert on a one to one basis for common stock.
All of the Company’s historical share and per share information related to issued and outstanding common stock, issued and outstanding preferred stock and outstanding options exercisable for common stock in these consolidated financial statements have been adjusted, on a retroactive basis, to reflect the 2022 Stock Split. See Notes 12 and 15.
Note 2.   Liquidity and Financial Condition
The Company has experienced losses since inception. As of June 30, 2022, the Company had cash of $21.1 million, operating cash flows of ($42.9) million, working capital of ($63.1) million, total stockholders’ equity of $87.6 million and an accumulated deficit of $40.9 million. Working capital of ($63.1) million reflects the current portion of the Company’s notes payable, see Note 16. To date, the Company has, in large part, relied on equity and debt financings to fund its operations. The Company believes its current cash on hand and subsequent equity and debt financings will be sufficient to meet its operating and capital requirements for at least the next twelve months from the date these consolidated financial statements are issued.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $61.1 million from sales of 10,000,000 shares of its Series B preferred stock, $0.00001 par value.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $12.5 million from sales of 793,250 shares of its Series B-1 preferred stock, $0.00001 par value.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021 which now includes approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. The $66.8 million included multiple tranches, which mature on June 25, 2023 or December 25, 2023. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only. For the fiscal year ended June 30, 2022, approximately $86.1 million of gross proceeds were received from the MEFA and Amended MEFA. See Note 11 and Note 16.
On March 31, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,900 miners which will be purchased from Acme. See Note 11 and Note 16.
On April 26, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. See Note 11 and Note 16. The financing is secured by a first priority security interest in approximately 5,800 miners which will be purchased from Acme as part of the purchase commitments mentioned below.
During the fiscal year ended June 30, 2022, the Company paid approximately $1.3 million against its related party notes payable and approximately $9.3 million against its notes payable.
Note 3.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.
Principles of consolidation
These consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Consolidated subsidiaries’ results are included from the date the subsidiary was formed or acquired. Intercompany balances and transactions have been eliminated in consolidation.
Restatement of June 30, 2022 Fiscal Year Consolidated Financial Statements
The Company updated its previously reported Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022, to correct the classification of the proceeds from sale of cryptocurrency. The Company previously determined that proceeds from sale of cryptocurrency should be recorded in cash flows from operating activities but have subsequently determined that proceeds from sale of cryptocurrency should be recorded in cash flows from investing activities, due to the timing of cryptocurrency sales during the fiscal year ended June 30, 2022.
There were no changes to the Company’s previously reported Consolidated Balance Sheets, Consolidated Statements of Operations or the Consolidated Statement of Stockholders’ Equity for the fiscal year ended June 30, 2022 reporting period.
Below is the presentation of the restated Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
	Fiscal Year Ended June 30, 2022
	As Reported	Adjustments	Restated
Cash flows from operating activities
Net loss	$(31,803)	$—	$(31,803)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,591	—	11,591
Amortization of right-of-use assets	402	—	402
Stock-based compensation	9,176	—	9,176
Revenue, net – cryptocurrency mining	(68,164)	—	(68,164)
Impairment of cryptocurrency	30,301	—	30,301
Realized gain on sale of cryptocurrencies	(5,455)	—	(5,455)
Proceeds from sale of cryptocurrency	44,351	(44,351)	—
Deferred tax assets	5,069	—	5,069
Amortization of debt discount	574	—	574
Changes in assets and liabilities:
Accounts receivable, net	(155)	—	(155)
Prepaid expenses and other current assets	(8,152)	—	(8,152)
Other deposits	(2,515)	—	(2,515)
Accounts payable	(538)	—	(538)
Accrued expenses	480	—	480
Other liabilities	1,800	—	1,800
Deferred revenue	14,839	—	14,839
Lease liability	(365)	—	(365)
Net cash provided by (used in) operating activities	1,436	(44,351)	(42,915)
Cash flows from investing activities
Deposits on miners	(141,445)	—	(141,445)
Purchases of property and equipment	(37,271)	—	(37,271)
Proceeds from sale of cryptocurrency	—	44,351	44,351
Net cash used in investing activities	(178,716)	44,351	(134,365)
Cash flows from financing activities
Proceeds from notes payable	130,708	—	130,708
Repayments of notes payable	(9,275)	—	(9,275)
Proceeds from notes payable – related parties	—	—	—
Repayments of notes payable – related parties	(1,250)	—	(1,250)
Debt issuance costs paid	(2,058)	—	(2,058)
Proceeds from the issuance of preferred stock	73,787	—	73,787
Proceeds from the issuance of common stock	—	—	—
Proceeds from the issuance of shares subject to registration	—	—	—
Preferred stock offering costs paid	(183)	—	(183)
Payment for preferred stock rescission	(100)	—	(100)
Net cash provided by financing activities	191,629	—	191,629
Net increase in cash	14,349	—	14,349
Cash at beginning of period	6,718	—	6,718
Cash at end of period	$21,067	$—	$21,067
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$6,837	$—	$6,837
Cash paid for income taxes	$—	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			—
Reclassification of deposits on miners to property and equipment	$79,491	$—	$79,491
Reclassification of property and equipment to other current assets	$189	$—	$189
Debt proceeds not yet received included in other current assets	$5,485	$—	$5,485
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$—	$2,262
Proceeds from sale of cryptocurrency in accounts receivable	$1,013	$—	$1,013
Mining revenue in prepaids and other current assets	$125	$—	$125
Property and equipment in accounts payable	$5,350	$—	$5,350
Non-cash transfer of shares from temporary equity	$855	$—	$855

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to impairment of cryptocurrency and long-lived assets, income taxes and stock-based compensation.
In addition, management uses assumptions when utilizing the Black-Scholes and other option valuation models to calculate the fair value of granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Cash
Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. As of June 30, 2022 and 2021, the Company had no cash equivalents. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on these deposits.
Fair value measurements
The Company’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820,Fair Value Measurements and Disclosures which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. As of June 30, 2022 and 2021, there were no financial assets or liabilities measured at fair value. The carrying amounts of the Company’s financial assets and liabilities, such as cash

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to the Company.
Cryptocurrency, net
Cryptocurrency (bitcoin) is included in current assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell it in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations or for treasury management when needed.
Cryptocurrency received by the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
The Company measures for impairment on a daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by the Company’s principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying Consolidated Statements of Cash Flows and any realized gains or losses from such sales are included in operating income (expense) in the Consolidated Statements of Operations. The Company’s policy is to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Property and equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally four to five years for miners and mining equipment, three years for vehicles and two years for machinery and facility equipment. Estimated useful lives for leasehold improvements are the lesser of the estimated useful life of the asset or the life of the term of the lease. Land improvements are depreciated using the straight-line method over a fifteen-year life. Construction in progress is not depreciated until the work is completed and the assets are placed in service. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s Consolidated Balance Sheets with the resulting gain or loss, if any, reflected in the Company’s Consolidated Statements of Operations.
Impairment of long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the Consolidated Statements of Operations. There were no impairment losses recorded during the periods presented.
Leases
The Company accounts for its leases under ASC Topic 842, “Leases” (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the Consolidated Balance Sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.
Upon adoption of ASC 842, for purposes of calculating the right-of-use asset and lease liability, the Company elected to combine lease and related non-lease components as permitted under ASC 842. The Company also elected the short-term lease exception for leases having an initial term of 12 months or less. Consequently, such leases are not recorded in the consolidated balance sheets. The Company recognizes rent expense from its operating leases on a straight-line basis over the lease term.
Revenue recognition
The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Cryptocurrency mining:
The majority of the Company’s revenue is derived from providing computing power to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party. The Company has the right to decide the point in time and duration it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator, and exists in any period the Company provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which the Company is entitled is noncash (cryptocurrency). The Company measures the consideration at fair value based on the quoted price of the related cryptocurrency at contract inception, as determined by the Company’s principal market. At the end of each contract term, the Company has a renewal right to continue the contract for another term. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of the Company’s ordinary activities and is the Company’s only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of cryptocurrency, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which the Company participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of cryptocurrency earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If the Company chooses for any given period to provide hashrate for only a portion of a contract term, the Company is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate during the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
the contract term. The Company is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of cryptocurrency to which the Company is entitled becomes
The consideration to which the Company is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material. There is no significant financing component in these transactions.
Hosting services:
The Company began providing hosting services in the third quarter of fiscal year 2022. The Company’s current hosting contracts are service contracts that contain a single performance obligation. The service the Company provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which the Company is entitled under its hosting services agreements is in the form of cash. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of the Company’s performance.
The Company’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that the Company may incur penalties under these clauses, the Company recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Cost of revenues (exclusive of depreciation and amortization)
The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, hosting and network management, occupancy, materials and supplies costs and labor.
Stock-based compensation
The Company recognizes compensation expense for all share-based payment awards made to employees, directors and consultants, including incentive stock options, non-qualified stock options and share awards based upon the estimated grant date fair value of the awards.
The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
generally uses a graded attribution method for all grants. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche. Forfeitures are recorded as incurred.
For more complex performance awards, including awards with market-based performance conditions, the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation, a number of variables and assumptions are used including, but not limited to the expected stock price volatility over the term of the award, the risk-free rate, and dividend yield.
Stock options issued under the Company’s 2021 equity incentive plan are granted with an exercise price equal to no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a two year, four-year or six-year period. Certain option awards may vest only upon achievement of specific performance conditions.
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit.
Additionally, ASC 740 provides guidance on the recognition of interest and penalties related to income taxes. There were no interest or penalties related to income taxes that have been accrued or recognized as of June 30, 2022 and from the period from December 4, 2020 (inception) through June 30, 2021. The Company would classify interest and penalties related to uncertain tax positions as income tax expense, if applicable.
Net loss per share
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the convertible preferred stock to be a participating security as the holders are entitled to receive aggregated accrued and not paid dividends if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock. Additionally, the Company’s restricted stock grants are considered participating securities as the holders are entitled to receive dividends if/when declared by the Board of Directors commensurate with other common stock holders.
Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the convertible preferred stock or unvested restricted stock grants as the holders of these securities do not have a contractual obligation to share in losses, which is consistent with the if converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options and restricted stock grants were considered common shares equivalents but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at June 30, 2022 and June 30, 2021 because their inclusion would be anti-dilutive are as follows:
	June 30, 2022	June 30, 2021
Series A preferred stock	7,824,000	7,855,500
Series B preferred stock	10,000,000	—
Series B-1 preferred stock	793,250	—
Unvested restricted stock awards	6,848,000	5,860,500
Stock options	2,555,500	122,000
Total	28,020,750	13,838,000
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. The Company’s chief executive officer is currently designated as the CODM. Although the Company has three lines of business, two of those lines of businesses were recently launched by the Company. These new lines of business are in the same industry as the Company currently operates and do not require special consideration. As of June 30, 2022, the CODM does not receive or evaluate the business lines separately and therefore the Company currently operates as one segment.
Recent accounting pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 4.   Concentrations
The Company has only mined Bitcoin as of June 30, 2022. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. The Company has one hosting customer as of June 30, 2022. The Company has three mining pool operators as of June 30, 2022.
Note 5.   Cryptocurrency
he following table presents the carrying amount of cryptocurrencies as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Beginning balance	$3,018	$—
Revenue recognized from cryptocurrency mined, net	68,164	4,272
Carrying value of cryptocurrency sold	(39,909)	—
Impairment of cryptocurrency	(30,301)	(1,254)
Mining revenue not received	(125)	—
Ending balance	$847	$3,018

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the year ended June 30, 2022, the Company had $45.4 million in sales of bitcoin, and recorded a $5.5 million realized gain related to these sales. For the period December 4, 2020 (inception) to June 30, 2021 the Company did not have any sales of bitcoin.
Note 6.   Property and Equipment, net
Property and equipment consists of the following as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Miners and mining equipment	$95,024	$7,283
Machinery and facility equipment	38	34
Vehicles	171	—
Leasehold improvements	59	—
Land and land improvements	1,739	—
Construction in progress	32,175	—
Total cost of property and equipment	129,206	7,317
Less accumulated depreciation and amortization	(11,948)	(391)
Property and equipment, net	$117,258	$6,926
Depreciation and amortization expense for the fiscal year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 were approximately $11.6 million and $0.4 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. Amortization is calculated on the straight-line basis over the remaining life of the respective lease term.
Note 7.   Deposits on Miners
Deposits on miners represent the amount the Company has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the carrying amount of deposits on miners as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Beginning balance	$20,088	$—
Deposits made to suppliers for miners	141,445	27,361
Deposits on miners in accounts payable	—	10
Miners received from suppliers	(79,491)	(7,283)
Ending balance	$82,042	$20,088
Note 8.   Prepaid Expenses and Other Current Assets
At June 30, 2022, prepaid expenses and other current assets primarily include approximately $6.9 million in prepayments to our energy suppliers, $5.5 million in debt proceeds not yet received and approximately $0.8 million in prepaid insurance. At June 30, 2021, prepaid expenses and other current assets consisted of deposits and retainers for services yet to be performed of $0.05 million.
Note 9.   Other Deposits
At June 30, 2022, other deposits primarily include approximately $3.5 million of payments for a mining buildout project scheduled for the Company’s Pecos Facility which has been delayed and payments of approximately $2.5 million as a collateral deposit to one of the Company’s lenders. At June 30, 2021, other deposits included a payment for approximately $3.8 million which the Company had made as a down payment for the purchase of capital equipment. This amount was subsequently written-off during fiscal year 2022. See Note 15.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 10.   Deferred Revenue
Deferred revenue represents customer cash advances associated with the Company’s hosting services, which have not yet been earned by the Company. The following table presents the carrying amount of deferred revenue as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Beginning balance	$—	$—
Advances received from customers	20,405	—
Hosting revenue earned	(5,566)	—
Ending balance	$14,839	$—
Subsequent to June 30, 2022, one of the Company’s hosting customers defaulted on its contract and the remaining deferred revenue was recorded as revenue.
Note 11.   Notes Payable
The following is a summary of the Company’s secured promissory notes as of June 30, 2022 and June 30, 2021:
Notes Payable — June 30, 2022:
(in thousands)
Issuance Date	Maturity Date	Principal *	Current Portion	Accrued Interest
7/17/2021	July 25, 2023	$6,694	$6,138	$13
7/17/2021	January 25, 2024	6,946	4,190	14
12/27/2021	June 25, 2023	23,602	23,602	41
12/27/2021	December 25, 2023	41,034	19,674	69
3/31/2022	April 1, 2024	25,000	12,500	—
4/26/2022	May 1, 2024	25,000	11,111	—
	Totals	$128,276	$77,215	$137

* = Net of debt issuance costs which totaled approximately $1.5 million.
On July 17, 2021, the Company entered into a master equipment finance agreement with a financing company in the amount of approximately $17.7 million which the Company used to fund the acquisition of additional miners. The funding occurred in two tranches, approximately $9.1 million and $8.6 million which mature on July 25, 2023 and January 25, 2024, respectively. The finance agreement bears interest at 14% per annum with six monthly interest-only payments due beginning in August 2021. The financing is secured by a first priority security interest in the miners purchased and includes financial reporting covenants on a quarterly and annual basis. The Company paid approximately $0.4 million in debt issuance costs which are recorded as a reduction of the note payable balance on the Company’s Consolidated Balance Sheets.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021 which now includes approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. Debt issuance costs are recorded as a reduction of the note payable balance on the Company’s Consolidated Balance Sheets. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only.
Subsequent to June 30, 2022, the Company received approximately an additional $7.9 million on the Amended MEFA.
On March 31, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,900 miners which will be purchased from Acme as part of the purchase commitments. See Note 15.
On April 26, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,800 miners which will be purchased from Acme as part of the purchase commitments. See Note 15.
Estimated debt payments for the next five years are as follows (in thousands):
Fiscal year 2023 — $77,215, Fiscal year 2024 — $51,061, Fiscal year 2025 through Fiscal year 2027 — nil
Subsequent to June 30, 2022 the Company restructured all of its notes payable. See Note 16.
Notes Payable — June 2021:
(in thousands)
Notes payable — related parties
The following is a summary of the Company’s secured promissory notes as of June 30, 2021 (in thousands):
Issuance Date	Maturity Date	Principal	Accrued Interest
December 4, 2020	June 30, 2022	$250	$10
December 28, 2020	June 23, 2022	900	32
December 20, 2020	June 30, 2022	100	4
		$1,250	$46
For the period from December 4, 2020 (inception) through January 5, 2021, the Company entered into secured promissory notes with various related parties, including the Company’s chief executive officer, a family member of the Company’s chief executive officer and a family member of the Chief operating officer. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. The Company used the proceeds from the secured promissory notes to pay for additional deposits on miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
During March 2021, the Company entered into agreements with its related party noteholders, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes are classified on the Consolidated Balance Sheets as of June 30, 2021 in accordance with the revised maturity dates (shown in the table above) following the execution of the March 2021 agreements.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
All related party noteholders were paid in full, including interest, on or prior to October 1, 2021.
Notes payable
The following is a summary of the Company’s secured promissory notes as of June 30, 2021 (in thousands):
Issuance Date	Maturity Date	Principal	Accrued Interest
December 4, 2020	December 4, 2021	$570	$4
December 4, 2020	June 30, 2022	500	18
December 23, 2020	December 23, 2021	1,272	1
January 4, 2021	June 23, 2022	500	18
		$2,842	$41
For the period from December 4, 2020 (inception) through January 5, 2021, the Company entered into secured promissory notes with various parties, including investors in the Company’s equity fundraising initiatives. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. Repayment of the notes’ principal and accrued interest commenced five months from the issuance date and was payable in arrears until the maturity date, at which time, all outstanding principal and accrued interest was due. The initial total principal amount borrowed from the noteholders was approximately $4.6 million. The Company used the proceeds from the secured promissory notes to pay for additional deposits on miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
During March 2021, the Company entered into agreements with certain noteholders, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes are classified on the Consolidated Balance Sheets as of June 30, 2021 in accordance with the revised maturity dates (shown in the table above) following the execution of the March 2021 agreements.
All noteholders were paid in full prior to December 31, 2021.
Note 12.   Leases
On August 1, 2021, the Company, in agreement with its landlord, terminated its current lease and entered into a new operating lease agreement with the same landlord that provides for the use of a facility in Niagara Falls, New York (the “First Niagara Lease”), which the Company uses to house and operate its cryptocurrency miners. Upon commencement of the lease term, the Company paid a security deposit totaling $0.06 million, which is included in other deposits on the Company’s Consolidated Balance Sheets. The initial term of the First Niagara Lease is five years beginning on August 1, 2021 and ending on July 31, 2026, and contains a secondary term with an option to renew the lease for five additional years, which was not included in the calculation of the right-of-use asset and lease liability due to the uncertainty of renewal. Under the terms of the First Niagara Lease, the Company will pay base rent and common area maintenance charges as follows:
•
Years 1-5 — annual base rent of approximately $0.4 million and common area maintenance charges of approximately $0.1 million

At any time before the expiration of the initial term, the Company has the option to purchase approximately 240,000 square feet of the facility for a purchase price of approximately $3.3 million.
At any time before the expiration of the secondary term, the Company has the option to renew the First Niagara Lease for two additional five-year terms.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
On August 1, 2021, in connection with the execution of the First Niagara Lease, the Company entered into an additional lease agreement (the “Substation Lease”) with the same landlord, which provides for the use of two portions of a 115,000 kva outdoor substation located on or around the First Niagara Lease site. The Substation Lease term runs parallel to the terms of the other lease agreement and the monthly lease payment totals $2,000.
On December 1, 2021, the Company entered into another lease agreement for approximately 10 acres of land with buildings and use of a substation at another location in Niagara Falls, New York (the “Second Niagara Lease”), which the Company intends to develop and use to house and operate cryptocurrency miners. The initial term of the Second Niagara Lease is just over five years beginning on December 1, 2021 and ending on January 31, 2027, and contains two options to renew the Second Niagara Lease each for an additional five years. Under the terms of the Second Niagara Lease, the Company will pay base rent as follows:
•
Initial monthly base rent of $15,000 beginning February 1, 2022, until the Energizing Date (defined in the Second Niagara Lease to be the date that the Company receives all of its approvals);

•
Monthly base rent as of the Energizing Date and thereafter of $15,000 plus an additional $1,000 per megawatt (“MW”) of electrical power over 15 MW, with a 2% per annum increase; and

•
Monthly incentive rent of an additional $500 per MW beyond 50 MW used by the Company, calculated one month in arrears

As of June 30, 2022, the Company had operating lease liabilities of approximately $2.4 million and right-of-use assets of approximately $2.4 million. As of June 30, 2021 the Company had operating lease liabilities of approximately $0.5 million and right-of-use assets of approximately $0.5 million, which are included in the Consolidated Balance Sheets.
The following summarizes quantitative information about the Company’s operating leases (in thousands):
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Operating leases
Operating lease cost	$554	$129
Variable lease cost	107	—
Operating lease expense	661	129
Short-term lease expense	169	—
Total lease expense	$830	$129
Quantitative information related to leases is summarize below (dollars in thousands):
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Operating cash flows – operating leases	$519	$114
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$596
Weighted-average remaining lease term – operating leases	4.2	2.4
Weighted-average discount rate* – operating leases	7.0%	7.0%

*
Our leases do not provide an implicit rate, therefore we use our incremental borrowing rate at the lease commencement date in

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
determining the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis for similar assets over the term of the lease.
Maturities of the Company’s operating lease liabilities as of June 30, 2022, are as follows (in thousands):
Operating Leases
Year ended June 30, 2023	$649
Year ended June 30, 2024	656
Year ended June 30, 2025	664
Year ended June 30, 2026	671
Year ended June 30, 2027	146
Total	2,786
Less present value discount	(383)
Operating lease liabilities	$2,403
Subsequent to June 30, 2022, the Company terminated its Second Niagara Lease. See Note 16.
Note 13.   Stockholders’ Equity
Authorized Shares
In September 2022, the Company’s Board of Directors authorized a 250-for-1 stock split and also increased the number of shares of authorized common stock to 125,000,000, increased the number of authorized shares of Series A preferred stock to 7,855,500 and increased the number of authorized shares of Series B preferred stock and Series B-1 preferred stock to 10,000,000 each. In addition, the Company’s Board of Directors increased the numbers of shares authorized for issuance in the 2021 Equity Incentive Plan to 17,387,697.
As a result of the stock split, all share amounts in these consolidated financial statements have been retrospectively adjusted.
Common stock
The Company’s articles of incorporation, as amended, authorized 125,000,000 shares of common stock, par value $0.00001 per share. During December 2020 and January 2021, the Company raised approximately $9.8 million through the issuance of 24,329,000 shares of its common stock.
Preferred stock
In March 2021, the Company sold 6,174,000 shares of Series A preferred stock, $0.00001 par value for gross proceeds of $19.6 million. In March 2021, the Company exchanged 1,571,250 common stock certificates (Series A preferred stock documentation was not available at the time the proceeds were received) for Series A preferred stock, for gross proceeds of $5.0 million. The early investors who received the Common stock certificates paid the same price as later investors who initially received the Series A preferred stock subscription agreement and other related documents. Beginning in September 2021 and continuing through October 22, 2021, the Company sold 10,000,000 shares of Series B preferred stock, $0.00001 par value, for gross proceeds of $61.2 million. Beginning on December 24, 2021 and continuing through April 2022, the Company sold 793,250 shares of Series B-1 preferred stock, $0.00001 par value, for gross proceeds of approximately $12.5 million. Total offering costs associated with the preferred stock offerings was approximately $0.2 million. Each holder of Series A, Series B and Series B-1 preferred stock may convert any or all of their preferred shares into one share of the Company’s common stock. Additionally, all outstanding shares of Series A, Series B and Series B-1 preferred stock shall automatically be converted into shares of common stock upon

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
either (a) the closing of a transaction which results in the Company being a publicly traded vehicle (whether directly or as a subsidiary) based on a valuation for the Company on its own of $200.0 million or more, or (b) the date, or upon the occurrence of an event, specified by vote or written consent of the requisite holders, as defined in the Company’s articles of incorporation. The Company will reserve a sufficient number of shares to provide for conversion of all preferred stock outstanding. Each holder of preferred stock is entitled to vote on all matters submitted to the shareholders of the Company. Upon liquidation, dissolution or winding up of the business of the Corporation, each holder of preferred stock is entitled to receive for each share, a pro rata distribution with the Company’s common stock, with the most senior preferred stock paid out at 100% first.
Rescission of Series A preferred stock
In July 2021, one shareholder of Series A preferred stock elected to return their shares as part of a rescission agreement approved by the Company’s Board of Directors (See Note 1). The Company paid the original investment of $0.1 million for the return of 31,500 Series A preferred stock.
Shares subject to registration
On October 26, 2021, the Company entered into a settlement order with Virginia, conditioned on rescission offers being delivered to four investors resident in that state. The Company has completed all requirements set forth in the order. Therefore, on October 26, 2021, the shares have been transferred and reclassified to permanent equity. See Note 1.
Stock-based compensation
On March 16, 2021, the Company established the 2021 Equity Incentive Plan (the “Plan”) and authorized 9,038,750 shares for issuance under the Plan. In September 2021, the Company’s Board of Directors increased the number of shares for issuance in the Plan to 13,663,750. In September 2022, the Company’s Board of Directors increased the numbers of shares for issuance in the Plan to 17,387,697. The Plan allows the Company to award options, stock appreciation rights, restricted awards and performance awards to employees, consultants and directors of the Company and its affiliates. Canceled and forfeited awards are returned to the Plan for future awards. As of June 30, 2022, the Company had issued 11,755,500 awards under the Plan, net of 593,250 canceled and forfeited awards, and there were 1,908,250 shares remaining available for future grants.
During the period December 4, 2020 (inception) through June 30, 2021, the Company issued 9,187,250 shares of fully vested restricted common stock awards pursuant to consulting agreements with various parties, some of whom were related parties, including the Company’s chief executive officer and chief operating officer, as well as several investors. These awards were not issued pursuant to the Plan. In July 2021, the Company canceled 250,000 restricted common stock awards for one consultant.
The Company’s stock-based compensation expense recognized during the fiscal ended June 30, 2022 and period from December 4, 2020 (inception) through June 30, 2021, was entirely attributable to general and administrative expenses, which are included in the accompanying Consolidated Statements of Operations. Stock-based compensation expense for the period consisted of the following (in thousands):
	Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Restricted stock awards	$7,910	$10,478
Stock options	1,266	18
Total stock-based compensation	$9,176	$10,496
Time-based restricted stock awards
From December 2020 through February 1, 2021, the Company granted 6,687,500 restricted stock awards with an estimated fair value of $1.07 per share, which was supported by transactions with independent third parties,

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
in the same months in which the Company sold shares of its common stock for $1.07 per share. On March 17, 2021, the Company, with assistance from a third-party valuation firm, estimated a fair value of $1.10 per share for 5,919,250 restricted stock awards granted on this date. On October 10, 2021, the Company awarded 589,500 time-based restricted stock awards, with an estimated fair value of $2.27 per share. The Company estimated the fair values of $1.10 and $2.27 on March 17, 2021 and September 30, 2021, respectively, utilizing a market approach and fair value techniques such as the backsolve method, which derives the equity value for the Company from a transaction involving the Company’s own securities, in this case, the Company’s Series A preferred stock offering on March 17, 2021 and the Company’s Series B preferred stock offering on September 30, 2021.
The assumptions used in the backsolve method as of March 17, 2021 and September 30, 2021 were as follows:
	March 17, 2021	September 30, 2021
Dividend yield	0%	0%
Expected price volatility	100%	100%
Risk-free interest rate	0.29%	0.28%
Expected term	3.0 years	2.0 years
A summary of the Company’s unvested time-based restricted stock awards for the fiscal year periods ending June 30, 2022 and June 30, 2021 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
December 4, 2020 (inception)	—	$—
Granted	12,606,750	1.08
Vested	(9,187,250)	1.07
Unvested as of June 30, 2021	3,419,500	1.10
Granted	589,500	2.27
Vested	(977,000)	1.10
Unvested as of June 30, 2022	3,032,000	$1.32
As of June 30, 2022, there was approximately $2.0 million of total unrecognized compensation cost related to time-based restricted stock awards, which is expected to be recognized over a remaining weighted average vesting period of approximately 1.5 years.
Performance-based restricted stock awards
On March 17, 2021, the Company awarded 2,441,000 performance-based restricted stock awards to the Company’s chief executive officer and chief operating officer that will vest upon the achievement of specific market conditions. Half of these awards will vest if the Company achieves a total Company valuation equal to or greater than $1 billion and the other half of these awards will vest if the Company achieves a total Company valuation equal to or greater than $2 billion. The Company estimated a grant date fair value of $0.01 per share utilizing a Monte Carlo valuation method with the assistance of a third-party valuation firm. The assumptions used in the backsolve method as of March 17, 2021 were as follows:
Dividend yield	0%
Expected price volatility	100%
Risk-free interest rate	1.63%
Contractual term at grant date	10.0 years

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
On October 10, 2021, the Company awarded 2,750,000 performance-based restricted stock awards to its chief executive officer and chief operating officer that vested upon the achievement of two milestones as follows: i) Milestone 1 — half of the shares vested when the Company achieved 10,000 or more miners plugged in and secured purchase orders totaling 3 exahash of computing power before December 31, 2021 and ii) Milestone 2 — the other half of the shares vested when the Company achieved 20,000 miners or more plugged in and secured purchase orders totaling 6 exahash of computing power before December 31, 2022. Milestone 1 was achieved prior to December 31, 2021 and Milestone 2 had not been achieved as of June 30, 2022. The Company estimated a grant date fair value of $2.27 per share for these performance-based awards utilizing the assistance of a third-party valuation firm as discussed above under ‘Time-based restricted stock awards’.
A summary of the Company’s unvested performance-based restricted stock awards for the periods ended June 30, 2022 and June 30, 2021 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
December 4, 2020 (inception)	—	$—
Granted	2,441,000	0.01
Vested	—	—
Unvested as of June 30, 2021	2,441,000	0.01
Granted	2,750,000	2.27
Vested	(1,375,000)	2.27
Unvested as of June 30, 2022	3,816,000	$0.83
There was approximately $0.8 million of total unrecognized stock-based compensation expense associated with the Company’s restricted stock awards with performance or market-based conditions as of June 30, 2022.
Stock options
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Due to the lack of historical exercise history, the expected term of the Company’s stock options has been determined using the “simplified” method for awards. The risk-free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The majority of the Company’s options awarded vest based upon service provided to the Company over time; however, the Company awarded a total of 68,250 options with performance-based vesting conditions to an employee during the fiscal year ending June 30, 2022. For these options, 27,500 will vest upon the completion of an initial public offering (the “IPO options”) and 40,750 will vest upon achievement of other internal non-financial metrics. The Company is recognizing stock compensation cost for the non-financial operating metrics over the period that management expects it will take to achieve this condition. Stock compensation costs for equity awards that are conditional upon a liquidity event, such as an initial public offering should not be recognized prior to the achievement of the liquidity event. As such, the Company will not recognize any stock compensation cost for the IPO options until occurrence of an initial public offering.
Additionally, on January 3, 2022, the Company modified the former chief financial offer’s option award to allow for the conditional vesting of the first tranche of 118,750 options upon the occurrence of an initial

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
public offering (“IPO”) and the former chief financial officer’s continued service as an advisor to the Company through such IPO. These options would have vested in July 2022 had the former chief financial officer’s employment continued until such time. At the time of the modification, the Company reversed approximately $0.1 million of stock-based compensation expense recognized on the original unvested option award and estimated a grant date fair value for the modified award of approximately $0.9 million, which will not be recognized as stock-based compensation expense by the Company until the occurrence of an initial public offering.
The following assumptions were used in determining the fair value of stock options granted, including those with performance-based conditions, during the years ended June 30, 2022 and June 30, 2021:
	June 30, 2022	June 30, 2021
Dividend yield	0%	0%
Expected price volatility	96.5% – 100%	100%
Risk free interest rate	0.65% – 2.44%	0.80% – 1.27%
Expected term (in years)	5.0 – 8.2 years	5.5 – 7.0 years
A summary of our stock option activity is below (dollars in thousands except per share data):
	Number of Shares	Weighted Average Exercise Price (per share)	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
December 4, 2020 (inception)	—	$—	$—	—
Granted	122,000	1.13	—	9.7
Forfeited or canceled	—	—	—	—
Outstanding as of June 30, 2021	122,000	1.13	—	9.7
Granted	3,026,750	1.83	—	—
Forfeited or canceled	(593,250)	1.11	—	—
Outstanding as of June 30, 2022	2,555,500	$1.97	$539	9.3
Vested and exercisable as of June 30, 2022	93,250	$1.32	$47	9.0
Excluding $0.9 million of unrecognized compensation expense for the IPO options and the former chief financial officer’s modified award, at June 30, 2022 the Company had approximately $2.6 million of total unrecognized compensation expense related to options granted under the Plan, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.8 years.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 14.   Income Taxes
The components of the (provision) benefit for income taxes are as follows (in thousands):
	June 30, 2022	June 30, 2021
Current
Federal	$—	$—
State	—	—
Total current	—	—
Deferred
Federal	(4,619)	1,647
State	(450)	450
Total deferred	(5,069)	2,097
Total income tax (provision) benefit	$(5,069)	$2,097
A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:
	June 30, 2022	June 30, 2021
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	(1.0)%	5.7%
Permanent differences	(0.7)%	—
Stock based compensation	0.4%	(8.0)%
Return to provision adjustments	(0.6)%	—
Change in valuation allowance	(37.7)%	—
Effective tax rate	(18.6)%	18.7%
The components of the net deferred tax (liabilities) assets as of June 30, 2022 and June 30, 2021 are follows (in thousands):
	June 30, 2022	June 30, 2021
Deferred tax assets:
Impairment loss	$94	$335
Stock-based compensation	1,136	167
ROU lease liability	590	—
Interest	1,835	—
Net operating loss	23,283	3,069
Total deferred tax assets	26,938	3,571
Deferred tax liabilities:
Fixed assets and intangibles	(17,800)	(1,474)
ROU asset	(577)	—
Total deferred tax liabilities	(18,377)	(1,474)
Valuation allowance	(11,533)	—
Deferred tax (liabilities) assets, net	$(2,972)	$2,097
As of June 30, 2022, the Company had federal and state net operating loss carryforwards of approximately $105.6 million and $31.0 million, respectively. The federal net operating losses can be carried forward

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
indefinitely and the state net operating loss begins to expire in tax year 2040. Utilization of the net operating losses may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended. Based on a history of taxable losses, the Company has recorded a valuation allowance against deferred tax assets to the extent they are utilizable against reversing deferred tax liabilities.
There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, that have been recorded on the Company’s financial statements for the years ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates on a calendar year basis. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from inception. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.
Note 15.   Commitments and Contingencies
Commitments
Purchase agreements
See Note 1 for discussions regarding the purchase agreements for miners.
Deposit on mining operation
In February 2022, the Company entered into an agreement with a third-party service provider to buildout a mining operation in Texas. The Company paid a deposit of approximately $3.5 million to be used for the purchase of energy related substation facility type equipment. As of June 30, 2022, the Company and third-party service provider agreed to delay the project until a future period.
Contingencies
The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company’s insurance program. The Company maintains property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying Consolidated Balance Sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying Consolidated Statements of Operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
basis of current information, the Company does not believe there is a reasonable possibility that, any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.
City of Niagara Falls, New York Lawsuit
On November 18, 2022, the City of Niagara Falls, New York (“the City”), filed a lawsuit claiming the Company violated one of its newly enacted laws. The City also applied for a preliminary injunction to shut down the Company’s operation and also applied for and received a temporary restraining order which ordered the shutdown of the Company’s Niagara Falls operation, pending a hearing on its application. On January 25, 2023 the Company was additionally assessed a fine by the City. Management believes the City’s law is unenforceable and has taken the necessary legal steps to counter the lawsuit.
Note 16.   Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date up to February 3, 2023, the date that the consolidated financial statements were available to be issued. Except as described above and below, the Company has concluded no other subsequent events have occurred that requires disclosure.
Equity
In September 2022, the Company’s Board of Directors authorized 16,557,000 shares of Series C Preferred Stock. As further discussed in Note 1 and Note 13, the Company’s Board of Directors authorized a stock split and increases to certain share classes.
Acquisition
On December 6, 2022, one of the Company’s subsidiaries acquired a 50% membership interest in a joint venture (“JV”). In addition, the Company’s subsidiary also assumed a property management agreement (“PMA”), a senior note and other agreements related to the JV.
Strategic Operator Agreements
In addition to the PMA related to the acquisition noted above, two of the Company’s subsidiaries entered into Strategic Operator Agreements (“SOA”) in November 2022. Each of these SOA’s have five year terms whereby each subsidiary charges a monthly fixed fee, and also has the ability to pass-thru certain additional costs, for the management, support and administrative functions of operating a bitcoin mining datacenter for a third party customer.
Debt
In December 2022, the Company entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of the Company and does not have financial covenants.
Finance Agreements
In February 2023, the Company extinguished its MEFA and Amended MEFA with the financing company. The outstanding balance at the time of extinguishment was approximately $95.4 million. The Company exchanged all assets which the finance company financed, in addition to existing assets at one of our Texas locations and a portion of deposits on miners. On a provisional basis based upon the carrying values as of the date of these financial statements, the Company anticipates a gain on extinguishment of approximately $32.1 million.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
In February 2023, the Company restructured both of its ELSA’s with the financing company. The terms of the ELSA’s have been extended five years and will be repaid via a monthly cash flow sweep from Company miners being hosted at a third party facility.
Leases
In November 2022, the Company terminated its Second Niagara Lease. In accordance with the lease terms, no early payment penalties applied.

TZRC LLC and Subsidiaries
Consolidated Balance Sheets (Unaudited)
(In thousands)
	September 30, 2022	December 31, 2021
	Unaudited	(a)
ASSETS
Current assets
Cash	$15,182	$—
Prepaid expenses	38	—
Total current assets	15,220	—
Deposits	25,700	—
Right-of-use assets	650	—
Property and equipment, net	230,867	—
Total assets	$272,437	$—
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$7,742	$—
Deferred revenue and customer deposits, short-term	14,405	—
Lease liability, short-term	16	—
Total current liabilities	22,163	—
Deferred revenue, long-term	8,848	—
Lease liability, long-term	367	—
Total liabilities	31,378	—
Commitments and contingencies (Note 11)
Members’ equity	241,059	—
Total liabilities and members’ equity	$272,437	$—

(a)
Derived from audited information.

See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statements of Operations (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Revenues, net
Revenue – Crypto asset mining	$1,937	$1,937
Revenue – hosting	6,859	6,859
Total revenues, net	8,796	8,796
Costs and expenses (income):
Cost of revenues (exclusive of depreciation and amortization shown below)	6,654	6,153
General and administrative	297	109
Depreciation and amortization	2,754	2,734
Impairment of cryptocurrency	38	38
Realized gain on sale of crytpocurrency	(38)	(38)
Total costs and expenses	9,705	8,996
Total operating loss	(909)	(200)
Other income (expense)
Loss on sale of fixed assets	(33)	(33)
Total other expense	(33)	(33)
Net loss	$(942)	$(233)
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Equity (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Beginning balance	$—	$182,201
Issuance of Members’ Capital	242,001	59,091
Net loss	(942)	(233)
Ending balance	$241,059	$241,059
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC
Consolidated Statements of Cash Flows (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Operating Activities
Net loss	$(942)	$(233)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,754	2,734
Loss on disposal of fixed assets	33	33
Crypto assets received from mining activities, net	(1,937)	(1,937)
Impairment of crypto assets	38	38
Realized gain on disposal of crypto assets	(38)	(38)
Proceeds from sale of crypto assets, net	1,937	1,937
Changes in operating assets and liabilities:
Prepaid expenses	(38)	(1,088)
Deposit	(25,700)	(25,700)
Accounts payable and accrued expenses	7,742	6,833
Deferred revenue	23,253	1,232
Lease liability	(268)	—
Net cash provided by (used in) operating activities	6,834	(16,189)
Investing Activities
Purchase of property and equipment	(212,380)	(57,813)
Proceeds from the sale of property and equipment	58	58
Net cash used in investing activities	(212,322)	(57,755)
Financing Activities
Capital contribution from the members	220,670	59,091
Net cash provided by financing activities	220,670	59,091
Net change in cash	15,182	(14,853)
Cash – beginning of period	—	30,035
Cash – end of period	$15,182	$15,182
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment in accounts payable	$1	$1
Non-cash capital contributions from the members	$21,331	$—
Right-of-use assets obtained in exchange for opertaing lease liabilities	$659	$—
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Note 1.   Organization and Operations
Organization
TZRC LLC (the “Company”, “TZRC”) was formed as a joint venture by and between the joint venture members (“members”) on November 24, 2021, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State, but did not commence operations until the first quarter of 2022.
The Company’s wholly owned operating subsidiaries are TZRC King Mountain LLC, which was incorporated in the state of Delaware on December 7, 2021, and provides hosting services at the Company’s data center, and TZRC Mining LLC, which was incorporated in the state of Delaware on March 16, 2022, and self-mines cryptocurrency.
Nature of Operations
The Company is an early stage operator of vertically integrated cryptocurrency mining and power facilities and building a vertically integrated mining company that both self-mines and provides hosting services to customers who do not have access to the same infrastructure for their mining equipment. Accordingly, the Company engages in developing, constructing, installing, owning, financing, renting and operating one or more modular data centers located on or near renewable power sources for high latency applications including cryptocurrency mining and providing hosting services to entities engaged in high latency applications, including cryptocurrency mining.
The Company employs a vertically integrated mining strategy whereby it mines bitcoin (“BTC”) for its own account (“self-mining”), and provides mining hosting services, infrastructure, and related solutions (“hosting”) primarily for large institutional cryptocurrency miners. The Company began self-mining and hosting operations in August 2022 and derives all of its revenue from self-mining, third-party hosting fees and pass through of electricity provided by the Company.
The Company operates its data center in McCamey, Texas. As of September 30, 2022, the Company had installed and is operating approximately 120.0MW of power capacity and 3.45 EH/s of hash rate including self-mining and customer usage.
Cryptocurrency Mining
TZRC’s cryptocurrency mining operations primarily consists of cryptocurrency mining equipment that is deployed at its data centers located in McCamey, Texas, operated by a related party to make computing power available to mining pool operators for the purpose of solving complex cryptographic algorithms in support of the Bitcoin blockchain in a process known as “solving a block”.
The Company operates its cryptocurrency mining operation using specialized computers equipped with application-specific integrated circuit (“ASIC”) chips, known as “miners”, to provide computing power to mining pool operators in exchange for cryptocurrency rewards, BTC. The Company participates in “mining pools” organized by “mining pool operators” in which it shares its mining power (known as “hash rate”) with the hash rate generated by other miners participating in the pool to earn cryptocurrency rewards (BTC). The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. The pool uses software that coordinates the pool members’ mining power, identifies new block rewards, records how much hash rate each participant contributes to the pool, and assigns cryptocurrencies determined by a theoretical (statistically determined) pool rewards amount among its participants in proportion to the hash rate each participant contributed to the pool, regardless of whether the mining pool solved the block.
Generally speaking, mining operators with greater hashing power relative to other miners attempting to solve a block have a higher chance of solving the block and receiving a cryptocurrency award. Further, as the market price for BTC has increased, the Company has observed generally that the relative number of miners

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
and the total hashing power deployed on the BTC blockchain has also increased. Accordingly, the Company seeks to increase its hashing power capacity relative to the total hashing power devoted to the BTC blockchain by acquiring and deploying increasing numbers of the latest generation of more powerful and energy-efficient miners.
The Company operates the Antminer model S19j Pro series of miners manufactured by Bitmain Technologies, Ltd. (“Bitmain”), which use ASIC chips designed around the 256-bit secure hashing algorithm SHA-256 used by the Bitcoin blockchain. As of September 30, 2022, the Company had deployed a total of approximately 7,000 Antminer model S19j Pro miners in its mining operations, all of which were purchased during 2022.
Hosting
The Company also provides hosting services on behalf of its third-party customers using miners of varying models, types and manufacturers. The Company installs miners owned by third parties at its data centers and provides ongoing hosting services, including security (physical and cyber), power, internet connectivity, cooling, ventilation, maintenance and inventory management relating to the operation of those miners. The Company hosts approximately seventy thousand miners owned by its one hosting services customer.
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation and Consolidation
The accompanying unaudited consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) for interim financial information and pursuant to the requirements of US GAAP. The consolidated financial statements include all of the assets, liabilities, revenues, expenses and cash flows of entities in which the Company has a controlling interest (“subsidiaries”). All significant intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.
The results for the unaudited consolidated statement of operations are not necessarily indicative of results to be expected for the year ending December 31, 2022 or for any future interim period. The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements for the period from inception on November 24, 2021 through December 31, 2021 and notes thereto.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets and impairment analysis of cryptocurrencies
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Related Party Transactions
Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.
See Note 10 for a description of service agreements and transactions entered into with related parties as of September 30, 2022.
Fair Value of Financial Instruments
The Company accounts for financial instruments under ASC 820, Fair Value Measurement (“ASC 820”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

•
Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments.
The Company determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for bitcoin. The Company did not hold any material balance of cryptocurrencies as of September 30, 2022.
Cash
Cash consists of cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal or use that are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to $250,000 per account. The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of September 30, 2022. The Company maintains deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company, to date, has not experienced any losses on these deposits.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model under ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Assets, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.
Allowance for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. Credit losses and recoveries are recorded in general and administrative expenses in the consolidated statements of operations. Recoveries of financial assets previously written off are recorded when received. For the nine months ended September 30, 2022, no bad debt expense was recognized.
Cryptocurrencies
BTC is awarded to the Company through its self-mining activities (See Note 3).
Pursuant to an agreement with the Company’s preferred cryptocurrency trading platform, all BTC obtained through the Company’s mining operation is automatically transferred to and through the trading platform for auto-liquidation upon receipt. Therefore, the Company does not maintain a material balance of BTC at the end of any day. If BTC was held, it would be accounted for as intangible assets with indefinite useful lives under ASC 350-30. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. The Company determines the fair value of its cryptocurrencies on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active trading platform that the Company has determined is its principal market for BTC (Level 1 inputs).
The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of the cryptocurrency on the active trading platform, indicate that it is more likely than not that its cryptocurrencies are impaired. For impairment testing purposes, the lowest intra-day trading price of the cryptocurrencies is identified at the divisible fraction of Bitcoin level. The excess, if any, of the carrying amount of Bitcoin and the lowest daily trading price of Bitcoin represents a recognized impairment loss. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company held an immaterial amount of less than 2.8 BTC as of September 30, 2022.
BTC awarded to the Company through its mining activities are included as adjustments to reconcile net income to cash used in operating activities on the accompanying consolidated statements of cash flows. The proceeds from sale of cryptocurrencies are included within operating activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the consolidated statements of operations. The Company accounts for its sales of cryptocurrencies in accordance with the first in first out method of accounting.
Property and Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets and after taking into account their estimated residual value, if any, as follows:

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Useful Life (Years)
Computer equipment	3
Miners	3
Containers	5
Furniture and fixtures	5
Machinery & equipment	5
Leasehold improvements(1)	Lease Term
Buildings	30
Construction in progress	N/A

(1)
The depreciation life for leasehold improvements is the lesser of the estimated useful life of the addition (10 years) or the term of the related lease.

Depreciation expense commences once the assets are placed in service.
Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Construction in progress for leasehold improvements is carried at cost less any recognized impairment loss. Cost primarily consists of electrical infrastructure for the Company’s data centers. Construction in progress is transferred to the category of leasehold improvements when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.
Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss, calculated as the difference between the net sales proceeds and the carrying amount of the relevant assets, is reflected in other income (expense), net in the consolidated statements of operations.
Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.
Impairment of Property and Equipment
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset groups) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant reduction in the trading price of the dominant mined cryptocurrency for an extended period, significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the consolidated statements of operations.
Revenue Recognition
The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that company should recognize revenue to depict the transfer of

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing a standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
Cryptocurrency mining
The Company entered into a cryptocurrency mining pool with a mining pool operator, which is operated and controlled under their general terms and conditions, to provide computing power to the mining pools. The Company began providing computing power to the Foundry USA mining pool in August 2022, the only mining pool in which it participated during the nine months ended September 30, 2022. Providing computing power to the mining pool operator for the purpose of cryptocurrency transaction verification is an output of the Company’s ordinary activities. The contract is terminable at any time by either party with no substantive termination penalty. The Company has the right to decide the point in time and duration it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and last for as long as, the Company provides computing power to the mining pool operator; the Company’s performance obligation extends over the contract term given the Company’s continuous provision of hash rate. This period of time corresponds with the period of service for which the mining pool operators determine compensation due the Company. Given cancellation terms of the contracts, the contracts effectively provide the Company with the option to renew for successive contract terms of the same length. The options to renew are not material rights because they are offered at the standalone selling price of computing power. The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
The provision of computing power to the mining pools pursuant to the respective terms of service is the only performance obligation in the Company’s contract with the mining pool operator, its customer. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of Bitcoin measured under the Full Pay Per Share (“FPPS”) payout approach. Under the FPPS approach, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”) and potentially transaction fees generated from (paid by) blockchain users and distributed (paid out) to individual miners by the mining pool operator. The Company’s fractional share of the block reward and the transaction fees is based on the proportion of computing power the Company contributes to the mining pool as a percentage of either total pool hash rate or total network hash rate, respectively, over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully placed by the mining pool operator. In other words, the Company receives consideration once after the end of each 24-hour contract period regardless of whether the pool successfully places a block.
The mining pool operator calculates block rewards and transaction fees under the FPPS approach described above and may charge a pool fee for maintenance of the pool that reduces the amount of block rewards to which the Company is entitled. Foundry USA did not claim a fee for any block rewards earned by the Company for the nine months ended September 30, 2022. When the number of bitcoin in the Company’s mining pool account reaches the minimum withdrawal threshold specified by the mining pool operator, the mining pool operator transfers the cryptocurrency consideration in the Company’s mining pool account to the Company’s designated cryptocurrency wallet. Currently, that threshold results in daily transfers.
Fair value of the cryptocurrency consideration is determined using the quoted price on the Company’s primary trading platform for Bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is recognized in revenue over the contract term as hash rate is provided. Changes in the fair value of the noncash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and hence are not be included in revenue. Changes in fair value of the noncash consideration post-contract inception that are due to reasons other than form of consideration (other than changes in the market value of Bitcoin) are measured based on the guidance on variable consideration, including the constraint on estimates of variable consideration.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and number of bitcoin to which the Company is entitled becomes known.
There is no significant financing component in the Company’s contracts with mining pool operators.
Hosting Services
The Company’s one hosting agreement contains a single performance obligation, a promise to transfer a co-location (hosting) service. Consideration for the Company’s services is comprised of a variable monthly infrastructure fee, a variable monthly power fee, and a variable annual payment for the cost for renewable energy credits. These fees are forms of variable consideration because they are based on energy consumption of the customer’s equipment located at the Company’s data center and the quantities change. The Company estimates the amounts of variable consideration to which it expects to be entitled for providing a hosting service and also determines whether and to what extent such estimate is constrained from inclusion in the transaction price (and hence from revenue recognition) at contract inception and subsequent reporting period end dates. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint guidance to the estimated amounts of variable consideration, such estimated fees are constrained from inclusion in revenue until either the end of each month (for the power fee) or annual year (for the REC fee), when the underlying uncertainty (power consumption of the customer’s miners) has been resolved and the amount of fees to which the Company is entitled becomes known. The Company’s one hosting agreement currently has a term of five years, with automatic renewals yearly unless cancelled by either party with 180 days’ notice to the other party. As of September 30, 2022, the Company also has a letter of credit provided by its customer for five million dollars to support any excessive energy use during any one-month period (See Note 15).
The Company funds up to $0.50/MWh per REC over the contract term, which is reflected as a reduction of the annual REC payment made by the customer. The Company accounts for these payments made on behalf of the customer in accordance with ASC 606-10-32-25, Consideration Payable to a Customer.
The infrastructure fees are recognized as services are performed over the contract period.
Data center hosting services are provided for the customer’s high-power computing needs. These services involve the facilitation of RECs to assist the customer in reaching their 100 percent carbon neutral targets as well as access to the Company’s cryptocurrency mining facilities, including rack space, provision of necessary electrical power, ambient cooling, internet connectivity, physical security and access to the Company’s customer portal.
Reimbursable expenses
The Company has determined that it is a principal in its capacity to acquire energy for its data centers. Therefore, when its energy costs are reimbursed by its hosting customers, that revenue is recorded in accordance with ASC 606-10-55-27.
Lease Accounting
In accordance with ASC 842, Leases (“ASC 842”) the Company determines if a contract is a lease or contains a lease at inception. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.
The Company also elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded on the consolidated balance sheets.
For leases with a term exceeding 12 months, a lease liability is recorded on the Company’s consolidated balance sheets at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding right-of-use (“ROU”) asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate (“IBR”), determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The IBR used in the calculation of the lease liabilities is based on the rate negotiated by and between the members for the member loan executed within a short period of time of the Company’s four subleases. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.
For the Company’s operating leases, fixed lease payments made over the lease term are recorded as lease expense on a straight-line basis. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on Company’s consolidated balance sheets as an accounting policy election. Variable lease payments are expensed as incurred.
Income Taxes
TZRC LLC is a limited liability company that has elected to be taxed as a partnership. Under this election, the members are responsible for reporting and paying tax on their pro rata share of TZRC LLC’s taxable income or loss, along with any available credits, on the member’s tax returns. U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.
Recently Issued and Adopted Accounting Pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 3.   Concentrations
The Company has only mined Bitcoin as of September 30, 2022. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. All of the Company’s mining hardware in place as of September 30, 2022 is hardware locked to mine only the Bitcoin algorithm. The Company had one hosting customer as of September 30, 2022. The Company had one mining pool operator as of September 30, 2022. For the nine months ended September 30, 2022, the Company has only mined cryptocurrency in one geographical location, the United States and had one energy supplier, although the Company believes it is not dependent upon that supplier.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Note 4.   Deposits
Deposits as of September 30, 2022 are approximately $25.7 million and consist of approximately a $17.5 million performance assurance deposit under its energy supply agreement and approximately $8.2 million to support the Company’s obligations under its power purchase agreement.
Note 5.   Property and equipment, net
Property and equipment consisted of the following as of September 30, 2022 and December 31, 2021 (in thousands):
	September 30, 2022	December 31, 2021
Miners	$62,210	—
Containers	50,326	—
Furniture and fixtures	11	—
Machinery & equipment	7,972	—
Leasehold improvements(1)	16,179	—
Buildings	1,850	—
Construction in progress	95,065	—
Total cost of property and equipment	233,613	—
Less accumulated depreciation	(2,746)	—
Property and equipment, net	$230,867	$—

(1)
The depreciation life for leasehold improvements is the lesser of the estimated useful life of the addition or the term of the related lease.

During the nine months ended September 30, 2022, the Company recognized a loss of approximately $0.03 million on the disposal of certain equipment with proceeds from the sale of certain equipment of approximately $0.06 million.
Depreciation expense for the nine months and three months ended September 30, 2022 was approximately $2.8 million and $2.7 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. There were no impairment charges for the nine months or three months ended September 30, 2022.
Note 6.   Accounts Payable and Accrued Expenses
As of September 30, 2022, accounts payable and accrued expenses consisted of amounts owed to the Company’s utility supplier of approximately $5.3 million, approximately $0.8 million to a related party member for expenses paid on behalf of the Company and approximately $1.6 million in operating expenses to third party vendors. Accounts payable and accrued expenses were nil as of December 31, 2021.
Note 7.   Revenue from Contracts with Customers
The Company recognizes revenue when it transfers promised services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services.
Deferred revenue and customer deposits, short-term
As of September 30, 2022, deferred revenue and customer deposits, short-term of approximately $14.4 million consisted of approximately $2.5 million for the monthly infrastructure fee for October 2023 and approximately $11.9 million for the revolving power fee deposit. Deferred revenue and customer deposits, short term was nil as of December 31, 2021.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Deferred revenue, long-term
As of September 30, 2022, deferred revenue, long-term of approximately $8.9 million, consisted of prepaid infrastructure fees from the Company’s hosting service customer. Deferred revenue, long-term was nil as of December 31, 2021.
Note 8.   Leases
At September 30, 2022, the Company had operating lease liabilities and right of use assets for four land leases classified as operating leases, all executed in February 2022, all of which had 10-year terms and all had two successive additional 10-year renewal options. The operating leases pertain to the Company’s four data center hosting operations in Upton, Texas. Renewal options for the ground leases are not reflected in lease terms because they are not reasonably certain to be exercised. Lease payments for all leases are comprised entirely of fixed monthly amounts. At the end of the lease term, the Company is required for all four leases to return the land to the condition it existed prior to the inception of the leases. The Company believes the asset retirement obligation costs to be immaterial.
Rental expense for lease payments related to the Company’s operating leases is recognized on a straight-line basis over the remaining lease term.
The following summarizes quantitative information about the Company’s operating leases (dollars in thousands):
For the Nine Months Ended September 30, 2022
Other information
Operating cash flows from operating leases	$337
Right-of-use assets obtained in exchange for operating lease liabilities	$659
Weighted-average remaining lease term – operating leases (years)	9.1
Weighted-average discount rate – operating leases	15.25%
Lease cost
Operating lease cost	$70
Total lease expense	$70
The following table represents the Company’s future minimum operating lease payments (in thousands):
Future Lease Liability
Twelve Months Ended September 30, 2024	$72
Twelve Months Ended September 30, 2025	74
Twelve Months Ended September 30, 2026	75
Twelve Months Ended September 30, 2027	77
Twelve Months Ended September 30, 2028	79
Remaining	314
Total operating lease liabilities	691
Less: present value discount	(308)
Net operating lease liabilities, short-term and long-term	$383
The Company recognizes lease expense for its operating leases in cost of revenues (exclusive of depreciation and amortization) in the accompanying consolidated statement of operations.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Note 9.   Members’ Equity
During the nine months ended September 30, 2022, the members made cash capital contributions of approximately $125.8 million and noncash contributions of approximately $21.3 million. Noncash contributions were comprised of both services and equipment. An additional approximately $94.9 million of cash contributions were financed by member loans. A member loan represents an advance made to the Company by one member on behalf of another member for purpose of funding a capital contribution. These loans constitute a debt owed by the non-contributing member to the contributing member. As of December 31, 2021, there were nil in contributions.
Note 10.   Related Party Transactions
Operating leases
The Company entered into four sublease agreements with an affiliate of a member, a related party, in February 2022 for the use of certain parcels of land in Upton, Texas. The ultimate lessor of each of the four leases is not a related party. All subleases have an initial term of ten years with the right to renew for successive two ten year terms. Lease payments are prepaid annually or for the full initial term (See Note 8).
Property management agreement
The Company executed a Property Management Agreement (“PMA”) with a founding member in March 2022. Under this contract, the member agrees to act as operator for the Company, thereby providing various operating and maintenance-related services for the Company for an initial term of ten years, with automatic, successive one year terms. Services to be performed include providing day-to-day management and administration of the Company’s data centers, preparing annual and periodic budgets, performing accounting and reporting duties for related to the Company’s operations, and performing various project management-related activities. In exchange for the provision of services, the operator is entitled to a payment of approximately $0.1 million per month. In addition, the PMA allows pass through costs on behalf of the Company, such as payroll and other incidental costs. Pass through payroll costs for the nine months and three months ended September 30, 2022 were approximately $0.8 million and $0.5 million, respectively, and are included in cost of revenues in the Company’s consolidated statements of operations.
Equipment order agreement
The Company executed an equipment order agreement for approximately $130.9 million with one of its members, a related party, in December 2021 to acquire cryptocurrency mining hardware on a fixed-price basis. Pursuant to this agreement, the Company purchased 18,000 Bitmain Antminer S19j Pro miners, for delivery in three batches, all of which were delivered in the second quarter of 2022. As of September 30, 2022 approximately $62.2 million were in service and as of October 31, 2022 all miners were fully deployed and in service. All payments required under the contract were paid when due.
Power purchase arrangement
The Company selected a related party to be its retail electric provider to provide retail electric service to its data center, with such retail electric service to be supplied either by a wind-powered electric generation facility in McCamey County, Texas that is also owned by a related party or from the ERCOT transmission grid. All payments required under the contract and supporting supplements were paid when due. Total electricity expense recorded for the nine months ended September 30, 2022 was approximately $5.3 million and is included in accounts payable and accrued expense in the Company’s consolidated balance sheets.
Operating expenses and accounts payable
As of September 30, 2022, one of the Company’s members incurred or paid operating or capital expenses on behalf of the Company. The amount in accounts payable on the Company’s consolidated balance sheets was approximately $0.8 million (See Note 6).

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements
Note 11.   Commitments and Contingencies
In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims and assessments. The Company has assessed its exposure for contingent liabilities and believes that any potential liability is not expected to have a material, if any, effect on its financial position, results of operations or cash flows.
Note 12.   Subsequent Events
The Company evaluated all subsequent events that occurred after September 30, 2022 through March 29, 2023, which is the date these consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Deferred Revenue, long-term
In October 2022, the Company received approximately $8.3 million from its hosting customer related to securing refundable energy credits for future energy consumption.
Change in Member Ownership
On December 6, 2022, one of the founding members sold their 50% interest in the Company to a new member. The new member assumed the PMA and the responsibilities thereunder. All other agreements entered into by the original member were also assumed by the new member.
Hosting fee — Energy usage
In March 2023, the five-million dollar letter of credit associated with the hosting fees and energy usage with our customer was converted to a cash deposit which the Company received in March 2023.

TZRC LLC & Subsidiaries
Consolidated Financial Report
December 31, 2021

INDEPENDENT AUDITORS REPORT
To the Members of TZRC LLC:
Opinion
We have audited the accompanying consolidated balance sheet of TZRC LLC and its subsidiary (“the Company”) as of December 31, 2021, the related consolidated statements of operations, members’ equity and cash flows for the period from November 24, 2021 (inception) through December 31, 2021, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from November 24, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ L J Soldinger Associates, LLC
Deer Park, Illinois, United States of America
March 29, 2023

TZRC LLC and Subsidiaries
Consolidated Balance Sheet
(In thousands)
December 31, 2021
ASSETS
Current assets	$—
Total current assets	—
Total assets	$—
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:	$—
Total current liabilities	—
Total liabilities	—
Commitments and contingencies (Note 11)
Members’ equity	—
Total liabilities and members’ equity	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statement of Operations
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Total Revenues, Net	$—
Costs and expenses:
Cost of revenues	—
General and administrative	—
Total costs and expenses	—
Total operating income	—
Net income	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statement of Changes in Members’ Equity
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Beginning balance	$—
Issuance of Members’ Capital	—
Net income	—
Ending balance – December 31	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC
Consolidated Statements of Cash Flows
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Operating Activities
Net income	$—
Adjustment to reconcile net income to net cash used in operating activities:
Changes in operating assets and liabilities:
Net cash used in operating activities	—
Investing Activities
Net cash used in investing activities	—
Financing Activities
Net cash provided by financing activities	—
Net change in cash	—
Cash – beginning of period	—
Cash – end of period	$—
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for taxes	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1.   Organization and Operations
Organization
TZRC LLC (the “Company”, “TZRC”) was formed as a joint venture by and between the joint venture members (“members”) on November 24, 2021, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State. The Company did not commence operations or receive any capital funding until March 2022.
The Company’s wholly owned operating subsidiary is TZRC King Mountain LLC, which was incorporated in the state of Delaware on December 7, 2021, and will provide hosting services at the Company’s data center (see below).
Nature of Operations
At formation, the Company entered into a hosting agreement with its first customer. The Company will also provide hosting services on behalf of its third-party customer(s) using miners of varying models, types and manufacturers. The Company will install miners owned by third parties at its data centers and will provide ongoing hosting services, including security (physical and cyber), power, internet connectivity, cooling, ventilation, maintenance and inventory management relating to the operation of those miners.
The Company executed an equipment order agreement for approximately $130.9 million with one of its members, a related party, in December 2021 to acquire cryptocurrency mining hardware on a fixed-price basis. Pursuant to this agreement, the Company subsequently purchased 18,000 Bitmain Antminer S19j Pro miners, for delivery in three batches, all of which were delivered in the second quarter of 2022 (see Note 4), and as of October 31, 2022, all miners were fully deployed and in service.
Once operational, the Company will be an early stage operator of vertically integrated cryptocurrency mining and power facilities and building a vertically integrated mining company that both self-mines and will provide hosting services to customers who do not have access to the same infrastructure for their mining equipment. Accordingly, the Company will engage in developing, constructing, installing, owning, financing, renting and operating one or more modular data centers located on or near renewable power sources for high latency applications including cryptocurrency mining and providing hosting services to entities engaged in high latency applications, including cryptocurrency mining.
The Company will employ a vertically integrated mining strategy whereby it mines bitcoin (“BTC”) for its own account (“self-mining”), and will provide mining hosting services, infrastructure, and related solutions (“hosting”) primarily for large institutional cryptocurrency miners.
The Company will operate its data center in McCamey, Texas.
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation and Consolidation
The accompanying audited consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include all of the assets, liabilities, revenues, expenses and cash flows of entities in which the Company has a controlling interest (“subsidiaries”). All significant intercompany accounts and transactions between consolidated companies have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets and impairment analysis of cryptocurrencies
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Revenue Recognition
The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing a standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.
The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model under ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Assets, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.
Allowance for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. Credit losses and recoveries are recorded in general and administrative expenses in the consolidated statements of operations. Recoveries of financial assets previously written off are recorded when received. For the period from inception on November 24, 2021 through December 31, 2021, no allowance was necessary and no bad debt expense was recognized.
Fair Value of Financial Instruments
The Company accounts for financial instruments under ASC 820, Fair Value Measurement (“ASC 820”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
•
Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
Income Taxes
TZRC LLC is a limited liability company that has elected to be taxed as a partnership. Under this election, the members are responsible for reporting and paying tax on their pro rata share of TZRC LLC’s taxable income or loss, along with any available credits, on the member’s tax returns. U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.
Recently Issued and Adopted Accounting Pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 3.   Commitments and Contingencies
In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims and assessments. The Company has assessed its exposure for contingent liabilities and believes that any potential liability is not expected to have a material, if any, effect on its financial position, results of operations or cash flows.
Note 4.   Subsequent Events
The Company evaluated all subsequent events that occurred after December 31, 2021 through March 29, 2023, which is the date these consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Operations and Funding
The Company entered into four sublease agreements with an affiliate of a member, a related party, in February 2022 for the use of certain parcels of land in Upton County, Texas. The ultimate lessor of each of the four leases is not a related party. All subleases have an initial term of ten years with the right to renew for successive two ten year terms. Lease payments are prepaid annually or for the full initial term.
In March 2022, the Company formed a wholly owned subsidiary, TZRC Mining, LLC and in conjunction with the formation, the members adopted a cryptocurrency mining policy and entered into the cryptocurrency mining industry and began work towards mining Bitcoin.
The Company selected a related party to be its retail electric provider to provide retail electric service to its data center, with such retail electric service to be supplied either by a wind-powered electric generation facility

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
in McCamey County, Texas that is also owned by a related party or from the ERCOT transmission grid. All payments required under the contract and supporting supplements were paid when due.
In March 2022, the Company began receiving capital contributions from the members and began operations. As of September 30, 2022, the Company had completed its capital calls, and received approximately $220.7 million in capital contributions in the form of cash and a further approximately $21.3 million in assets contributed as capital were received by the Company.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.
The New Hut certificate of incorporation contains provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.
As permitted by Section 102(b)(7) of the DGCL, New Hut’s certificate of incorporation contains a provision eliminating the personal liability of a director to New Hut or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.
The Business Combination provides that prior to the Effective Date, Hut 8 and USBTC shall purchase customary non-cancellable and fully pre-paid “tail” policies of directors’ and officers’ liability, employment practices liability and fiduciary liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by Hut 8 or USBTC and any of their respective subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage and that if such insurance coverage is unavailable, then as promptly as practicable following the consummation of the transaction, New Hut will, or if the cost of such a tail policy will exceed such amount, will cause Hut 8 and USBTC and any of their respective subsidiaries, to purchase such tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage. New Hut will, or will cause Hut 8 and USBTC and any of their respective subsidiaries, to, continuously maintain such tail policies in full force and effect without any reduction in scope or coverage for six (6) years from the Effective Date and to abide by their obligations thereunder.
The Business Combination Agreement provides that, from and after the effective time, New Hut agrees that it shall cause Hut 8 and USBTC to honor all rights to indemnification or exculpation presently existing in favor of present and former officers and directors of Hut 8 and USBTC and any of their respective subsidiaries, each referred to as an indemnified party, as of the Effective Date to the extent such indemnified parties have been provided under applicable law, the organizational documents of Hut 8 and USBTC and any of their respective subsidiaries, or under any indemnification agreements in existence and made available as of 12:00 p.m. (Toronto time) February 5, 2023. New Hut acknowledges that such rights shall survive the consummation of the transaction and shall continue in full force and effect and shall not be amended in any manner adverse to such indemnified parties for at least six (6) years following the Effective Date.

Item 21.   Exhibits and Financial Statement Schedules
Exhibit No.	Description
2.1	Business Combination Agreement, dated as of February 6, 2023, by and among Hut 8, USBTC, and New Hut.†#**
3.1	Certificate of Incorporation of New Hut.**
3.2	Bylaws of New Hut.**
5.1	Opinion of Greenberg Traurig, P.A. as to the validity of shares of common stock to be issued by New Hut.*
10.1	Form of Indemnification Agreement of New Hut.*
10.2	New Hut Omnibus Incentive Plan.*
10.3	Lease Agreement between the City of Medicine Hat and Hut 8 Holdings Inc., dated March 15, 2018.†#**
10.4	Lease Amending Agreement between the City of Medicine Hat and Hut 8 Holdings Inc., dated September 19, 2018.†**
10.5	Lease Second Amending Agreement between the City of Medicine Hat and Hut 8 Holdings Inc., dated July 1, 2019.†**
10.6	Secured Promissory Note between Compute North Member LLC and TZ Capital Holdings, LLC, dated April 8, 2022.†**
10.7	First Amendment to the Secured Promissory Note between Compute North Member LLC and TZ Capital Holdings, LLC, dated July 26, 2022.†**
10.8	Second Amendment to the Secured Promissory Note between Compute North Member LLC, TZ Capital Holdings, LLC and US Data King Mountain LLC, dated December 6, 2022.†**
10.9	Form of Hut Support Agreement.#**
10.10	Stockholder Support Agreement, dated February 6, 2023, by and between Hut 8, USBTC and the USBTC stockholders named therein.#**
10.11	Loan, Guaranty and Security Agreement dated as of February 3,2023 between Anchorage Lending CA, LLC, USBTC, US Data Guardian LLC, and US Data Mining Technologies Group Ltd.†#**
10.12	Lease Agreement between U.S. Data Technologies Group Ltd. and 2747 Buffalo Avenue, LLC., dated August 1, 2021.†#**
10.13	Lease Agreement between Joseph G. Gaschnitz and Bitfury Technology Inc., dated May 8, 2017.†**
10.14	Lease Amending Agreement between Joseph G. Gaschnitz and Bitfury Technology Inc., dated December 8, 2017.†#**
10.15	Lease Agreement between Joseph G. Gaschnitz, Bitfury Technology Inc. and Hut 8 Holdings Inc., dated May 14, 2020.†**
10.16	Second Lease Amending Agreement between Joseph G. Gaschnitz and Hut 8 Holdings Inc., dated May 26, 2023.**
10.17	Lease Agreement between Validus and Hut 8 Mining Corp., dated October 27, 2021.#**
10.18	Trinity Loan Agreement.#**
10.19	Limited Liability Company Agreement of TZRC LLC, as amended.†#**
21.1	Subsidiaries of New Hut.*
23.1	Consent of Greenberg Traurig, P.A. (included as part of Exhibit 5.1 hereto).*
23.2	Consent of Raymond Chabot Grant Thornton LLP in respect of Hut 8’s financial statements.
23.3	Consent of RSM US LLP in respect of USBTC’s financial statements.
23.4	Consent of LJ Soldinger Associates, LLC in respect of TZRC LLC’s financial statements.

Exhibit No.	Description
24.1	Powers of Attorney (included on signature page).**
99.1	Opinion of Stifel GMP.**
99.2	Opinion of Kroll, LLC.**
99.3	Consent of Stifel GMP.
99.4	Consent of Kroll, LLC.
99.5	Consent of Michael Ho to be named as director.**
99.6	Consent of Bill Tai to be named as director.**
99.7	Consent of Stanley O’Neal to be named as director.**
99.8	Consent of Mayo Shattuck III to be named as director.**
99.9	Consent of Amy Wilkinson to be named as director.**
99.10	Consent of Jaime Leverton to be named as director.**
99.11	Consent of Rick Rickertsen to be named as director.**
99.12	Consent of Alexia Hefti to be named as director.**
99.13	Consent of Joseph Flinn to be named as director.**
107	Filing Fee Table.**

†
Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission upon request.

#
Pursuant to Item 601(b)(2) or Item 601(b)(10), as applicable, of Regulation S-K, certain portions of this exhibit were redacted. The registrant hereby agrees to furnish a copy of any redacted information to the U.S. Securities and Exchange Commission upon request.

*
To be filed by amendment.

**
Previously filed.

Item 22.   Undertakings
The undersigned registrant hereby undertakes:
1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
to reflect in the prospectus any facts or events arising after the Effective Date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

8.
The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

9.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
10.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

11.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 14th day of July, 2023.
Hut 8 Corp.
By:
/s/ Asher Genoot

Name:
Asher Genoot

Title:
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated below on July 14, 2023:
Signature	Title
/s/ Asher Genoot Asher Genoot	President and Sole Director (Principal Executive Officer)
/s/ Michael Ho Michael Ho	Vice President, Secretary and Treasurer (Principal Financial and Accounting Officers)